Filed pursuant to Rule 424(b)(4)
Registration No. 333-283296

8,800,000 Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of ServiceTitan, Inc.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share is $71.00. We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “TTAN.”

We have three classes of authorized common stock: Class A common stock, Class B common stock and Class C common stock. The rights of holders of Class A common stock, Class B common stock and Class C common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. Each share of Class C common stock is entitled to no votes, except as otherwise required by law. Upon the completion of this offering, no shares of Class C common stock will be issued and outstanding.

Upon the completion of this offering, all shares of Class B common stock will be held by Ara Mahdessian and Vahe Kuzoyan, or our Co-Founders, who are both current executive officers and directors, and their respective affiliates. Accordingly, upon the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) will represent approximately 64% of the voting power of our outstanding capital stock, which voting power may increase over time as our Co-Founders exercise or vest in equity awards outstanding at the time of the completion of this offering. If all such equity awards held by our Co-Founders (including the Co-Founder PSUs referenced below) had been exercised or vested and settled in shares of Class B common stock as of the date of the completion of this offering, our Co-Founders would collectively hold approximately 75% of the voting power of our outstanding capital stock. As a result, our Co-Founders will be able to significantly influence or control any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering.

See the section titled “Risk Factors” beginning on page 31 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$71.00	$624,800,000
Underwriting discount(1)	$3.905	$34,364,000
Proceeds, before expenses, to ServiceTitan, Inc.	$67.095	$590,436,000

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 8,800,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,320,000 shares of Class A common stock from ServiceTitan, Inc. at the initial public offering price less the underwriting discount.

At our request, the underwriters have reserved up to 440,000 shares of our Class A common stock, or 5% of the shares offered in this offering, for sale at the initial public offering price through a directed share program to (i) individuals who reside in the United States and serve as the Chief Executive Officer, General Manager, Director, Vice President, a member of the C-suite, owner-operator or founder of one of our current customers and (ii) friends and family members of our Co-Founders. See the section titled “Underwriting—Directed Share Program.”

The underwriters expect to deliver the shares against payment in New York, New York, on or about December 13, 2024.

Goldman Sachs & Co. LLC	Morgan Stanley	Wells Fargo Securities	Citigroup

KeyBanc Capital Markets	Truist Securities	Canaccord Genuity	Needham & Company	Piper Sandler	Stifel	William Blair

First Citizens Capital Securities		Academy Securities		Loop Capital Markets

Prospectus dated December 11, 2024

CHIMNEY
GARAGE
ROOFING
HVAC
ALARMS
WINDOWS
PLUMBING
RENOVATION
PAINTING
LANDSCAPING
POOL
LAWN CARE

FIRE SAFETY
ELECTRICAL
ELEVATORS
JANITORIAL
AIR DUCTS / HVAC
ROOFING
WINDOWS
FLOORING
LANDSCAPING

ServiceTitan®

The Operating System that Powers the Trades

Helping the underserved, hardworking people of the trades reach the success they deserve.

Compared to anyone else, I dont think theres even a close second in terms of what ServiceTitan can provide their customers. Ken Haines, CEO Wrench Group Before ServiceTitan, I had limited visibility into our operations. We had reached our capacity, which restricted how I managed the company and limited my ability to make critical decisions, ultimately hindering our growth opportunities. ServiceTitan has changed all of that. Carrie Kelsch, Owner A Plus Garage Doors ServiceTitan is essential to our scalability. We cant standardize things without this operating system being in place. To be the best, we believe weve got to partner with the best, and thats ServiceTitan. Lincoln Walpole, CFO Any Hour Services As we started to grow, ServiceTitan became a necessity. It wasnt a matter of if wed transition to ServiceTitan, it was just a matter of when. Chris Hoffmann, CEO Hoffmann Brothers I realized ServiceTitan is the only software that has all the facets that we need to handle both commercial service and commercial construction. Kirsta Holliman, CFO Interstate AC I dont know how you can make good decisions quickly without having everything rolled into one system. Allen Sweeney, Owner APHIX ServiceTitan

We Address Workflows End-to-End

Pro & FinTech Products
ti Scheduling Pro
Property Intel
ti Pricebook Pro
ti Fleet Pro
ti Dispatch Pro
Core Product
FSM
Mobile
Pricebook
Scheduling
Dispatching
FinTech
Consumer Financing
ACH/Checks
Credit Card Processing
ti Sales Pro
Convex
ti Marketing Pro
ti Contact Center Pro
ti Phones Pro
CRM
Call booking and Recording
Membership & Contracts
Marketing Automation
Lead Tracking
HCM
Payroll Integration
Compensation
ERP
Job Costing
Accounting Integration
Procurement & Inventory Management
Automated Customer Notifications
ti Titan Advisor
Data Driven Insights
Dashboard & Reporting
ti = AI Powered Titan Intelligence (ti)
Unlocking the Power of Data
Generate Leads
Book Jobs
Dispatch Techs
Perform Jobs
Take Payment
Back Office Ops

ServiceTitan®

$685M

Revenue
for the 12 months ended July 31, 2024

24%

YoY Revenue Growth
for the three months ended July 31, 2024

$62B

23%

>95%

Gross Dollar Retention[1,2]
for each of the last 10 fiscal quarters

>110%

Net Dollar Retention[1,2]
for each of the last 10 fiscal quarters

77%

72%

$(183M)

31%

YoY Net Loss Improvement
for the three months ended July 31, 2024

2. As of July 31, 2024.

$685M $628 >95% Revenue for the 12 months ended July 31, 2024Gross Transaction Volume 1 for the 12 months ended July 31, 2024Gross Dollar Retention 1 for each of the last 10 fiscal quarters2 24%23%>110% YoY Revenue Growth3 for the three months ended July 31, 2024YoY Gross Transaction Volume Growth 1 for the three months ended July 31, 2024Net Dollar Retention 1 for each of the last 10 fiscal quarters2 $(183M)77%72% Net Loss for the 12 months ended July 31, 2024Non-GAAP Platform Gross Margin 4 for the 12 months ended July 31, 2024Platform Gross Margin 4 for the 12 months ended July 31, 2024 1. For definitions of Gross Transaction Volume, or GTV, and how we calculate net dollar retention rate and gross dollar retention rate, see the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview," "Management's Discussion and Analysis of Financial Condition and Results of Operations-Our Business Model" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Key Factors Affecting Our Business Performance," respectively. 2. As of July 31, 2024. 3. Our net loss was $51.5 million and $35.7 million for the three months ended July 31, 2023 and July 31, 2024, respectively. 4. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations- Non-GAAP Financial Measures" for a reconciliation of GAAP Platform Profit Margin to Non-GAAP Platform Profit Margin.

A LETTER FROM OUR FOUNDERS Our History Shapes our Future ServiceTitan was born in the trades and is built for the trades. Our story began in the late 1980s when our families immigrated to the U.S. with no money, no knowledge of the language and no jobs, but filled with optimism that a strong work ethic would bring opportunity. Helping families fix and service their homes became precisely that opportunity. First as technicians, then as small business owners, the "trades" ultimately allowed our parents to realize the American dream for our families. But it wasn't easy. Growing up, we'd see our fathers head out every morning at the crack of dawn only to come home late at night to their second job-managing the business. Our parents routinely spent hours after dinner typing invoices at the kitchen table, processing shoeboxes full of receipts and calculating timesheets to pay technicians. Our parents' sacrifice allowed us to study engineering at great universities. When we met during an Armenian Student Association ski trip, we immediately discovered how similar our stories were-our shared immigrant story, growing up in the trades and the years of having a front row seat to the struggle. After finishing school, we both returned home to see that our parents' businesses were frozen in time. The tools available ranged from legacy desktop applications to fragmented point solutions, and were simply not capable of supporting their needs. We knew we had to do something to help them, and whatever it was, it could not just be an improvement on what existed. It required a new paradigm that completely reimagined the approach from an end-to-end perspective that connected every aspect of a trades business under the umbrella of a single, unified solution. And ServiceTitan was born. Changing Lives and Achieving the Extraordinary Today, after more than a decade into building ServiceTitan, our parents are thankfully no longer our only customers. We've had the opportunity to partner with some amazing entrepreneurs that inspire us. They combine a selfless dedication to their communities with a level of ambition and business acumen rivaling any other industry. We wake up every day feeling blessed to partner with, interact and learn from our customers. When we began this journey, we had no idea how large the market really was. The systems that tradespeople service are invisible until they break, and then they're mission critical. Over the years, we've discovered the trades are a cornerstone of our economy. It's why, once you begin noticing trades vans on the street, you see them everywhere. Our mission is to make sure that the next generation of kids watching their heroes waking up at the crack of dawn to put bread on the table, never feel like those heroes are left behind by technology. We believe that the hard- working people in the trades deserve the best that technology has to offer. Our goal is to enable our customers to achieve a level of success in the trades that was once unimaginable. Not only for growing revenue and becoming more efficient in their businesses, but also for spending more time with their families. We believe the kitchen table is for dinner and homework, not working the night shift to manage the business. We only succeed when our customers succeed. Delivering ROI to our customers is our North Star. We are humbled by the trust that tradespeople put in our hands when they choose to implement ServiceTitan and see no other path but to do everything in our power to make each and every business that chooses ServiceTitan successful.

We have seen and heard amazing stories about how ServiceTitan has changed our customers' lives and helped them achieve extraordinary results in every market that we serve. These stories and the impact we deliver is what gets us out of bed every morning and keeps us up late at night. Today, we are a market leader for trades businesses in both residential and commercial, and we continue to add platform capabilities expanding our solution and market reach every day. We are proud of the progress we have made, but we're just getting started. Since we started, our platform has grown to address more trades, more markets, and even more requirements of tradespeople. Today we serve over 10 trades and customers of all sizes, ranging from small family-owned shops with a few employees to others with over $1 billion in annual gross transaction volume. Along this journey, we've discovered that our most successful ventures are not the ones where we tell our customers where they should go next, but rather the ones in which our customers are already heading for a destination and they insist that they need ServiceTitan to journey with them. This philosophy has brought us into new trades like HVAC, garage and roofing as well as new markets, such as commercial. Over time, our vision is to be the operating system for all of the trades. Building a Dream Team Our incredible team of nearly 3,000 Titans has been critical to our success to date as well as our vision for the future. At the core of our cultural DNA lie three fundamental beliefs. First, our number one priority is delivering value to our customers. Customers always come first, the company second and the individual third. We exist to drive ROI to our customers, and every Titan understands that achieving this goal is a team sport. Customer centricity is the very core of who we are. Second, we have broad ambitions to dream big and build a once-in-a-generation company. We strive to achieve extraordinary outcomes for our customers, for our stockholders, and for ourselves. Third, we grow our dream team by cultivating a performance culture rooted in meritocracy, rewarding those who take ownership, dive deep and speak up. We believe that combining high standards with transparent communication is the bedrock to building a high-trust environment in which we are entitled to nothing and grateful for everything. We are hungry, we believe in our mission and hope you will join us in bringing leading edge technology to the trades to ensure that they never get left behind again. Ara and Vahe

Born in the Trades, Built for the Trades

Harry
THRIFTY

ServiceTitan®

Through and including January 5, 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The last day of our fiscal year is January 31, and our fiscal quarters end on April 30, July 31, October 31 and January 31. Our fiscal years ended January 31, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 are referred to herein as fiscal 2019, fiscal 2020, fiscal 2021, fiscal 2022, fiscal 2023, fiscal 2024 and fiscal 2025, respectively. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “ServiceTitan” refer to ServiceTitan, Inc. and its consolidated subsidiaries, and references to our “common stock” include our Class A common stock, Class B common stock and Class C common stock.

Overview

ServiceTitan is the operating system that powers the trades.

We are modernizing a massive and technologically underserved industry—an industry commonly referred to as the “trades.” The trades consist of the collection of field service activities required to install, maintain, and service the infrastructure and systems of residences and commercial buildings. Tradespeople—like your local plumber, roofer, landscaper, HVAC technician and others who are employed in the trades—are immensely skilled and extensively trained. They are the essential, unsung heroes who work tirelessly to ensure that our needs are met where we live or work, ready at a moment’s notice to leave their families in the middle of the night to go across town to help others. The trades constitute a large, expanding cornerstone of our economy. There are hundreds of thousands of trades businesses providing essential services in every corner of the country. Based on internal analysis of industry data, we estimate the customers of trades businesses, which we refer to as “end customers,” spend approximately $1.5 trillion annually on trades services for homes and businesses in the United States and Canada alone.1

Despite the size and criticality of the trades and the specialized skills of tradespeople, technology solutions have generally not evolved to address their needs. Thus, many trades are forced to rely on a variety of inadequate tools to manage their workflows. As a result, before software like ours was created, we believe tradespeople were unable to fully harness the transformative benefits of modern technology to improve both their businesses and quality of life.

ServiceTitan was born in the trades and built for the trades. Our founders, Ara Mahdessian and Vahe Kuzoyan, are the sons of trades business owners. They grew up watching their parents work late into the night after full days in the field—balancing the books, preparing invoices and scheduling the next day’s work—manually performing repetitive tasks that consumed their time and diverted their energy away from what they loved: serving customers and spending time with their families. Ara and Vahe founded ServiceTitan to provide tradespeople, like their parents, with technology that is purpose-built to help trades businesses thrive. We built our cloud-based software platform to offer end-to-end capabilities to manage complex workflows, connect key stakeholders and provide impactful industry best practices. ServiceTitan remains to this day maniacally focused on the success of our customers as we fundamentally believe that our customers’ success leads to our success.

ServiceTitan provides an end-to-end, cloud-based software platform that connects and manages a wide array of business workflows such as advertising, job scheduling and management, dispatching, generating estimates and invoices, payment processing and more. We designed our platform to be the operating system for the trades, to

[1]	See the section titled “Industry, Market and Other Data” for a description of how we calculate trades spend in the United States and Canada.

assimilate features, capabilities and best-practices across trades for all of our customers and to provide them with a playbook to scale and operate more efficiently. Tradespeople spend their days interfacing with the ServiceTitan platform across what we believe to be the five most business-critical functions, or the “core centers of gravity,” inside a trades business: CRM (customer relationship management, including sales enablement, marketing automation and customer service), FSM (field service management, including scheduling and dispatching), ERP (enterprise resource planning, including inventory), HCM (human capital management, including compensation and payroll integration) and FinTech (including payments and third-party consumer financing). By offering interoperable capabilities in all five centers of gravity, we continuously capture comprehensive data insights across key workflows in a trades business. We believe these data insights position us to deliver differentiated value to our customers and to develop durable customer relationships, as demonstrated by our gross dollar retention rate of over 95% for each of the last ten fiscal quarters.2

We are intimately aware of the challenges our customers face every day. Our software has been built on tens of thousands of hours of customer interactions and billions of data points collected from tradespeople’s live usage. Our close customer proximity and deep connection with the industry enable us to make evidence-based recommendations that can improve our customers’ business outcomes by identifying and replicating what works and fixing what does not. Our insights are augmented by the vast amounts of structured and unstructured data that we synthesize into best practices. These insights are then delivered across automated workflows, many of which we enhance with artificial intelligence, or AI, to address the distinct vertical-specific needs of the trades. Our comprehensive capabilities help our customers manage, grow and further professionalize their businesses, positioning them to realize the following impactful outcomes:

•

Accelerate Revenue. Our suite of products provides powerful tools to help our customers drive more sales by helping them to determine which end customers to target, marketing to end customers effectively and optimizing the process to convert and retain end customers by making the job-booking process as seamless as possible. We also continuously refine and provide data-backed industry best practice playbooks to train technicians to be effective sales representatives and build trust with the end customer.

•

Drive Operational Efficiency. Our platform helps to increase overall productivity by seamlessly integrating our customers’ often fragmented business processes. Our tools enable office staff and technicians to collaborate more effectively and focus on their end customers’ needs by providing access to consistent and real-time information, automating back-office workflows and enabling payment collection on-site.

•

Deliver a Superior End-Customer Service Experience. Our tools help the trades provide the kind of modern, convenient, mobile-first end-customer experience that earns five-star reviews and builds brand loyalty, where the end customer is typically a homeowner, business owner or property manager. Our tools enable customers to deliver transparent, seamless end-customer outcomes from the initial call through job completion and on-site payment collection, and then receive immediate feedback through reviews to make any necessary refinements or remediations to confirm end-customer satisfaction. Further, our embedded position in the trades ecosystem allows us to proactively monitor shifting end-customer expectations and continuously innovate around them.

•

Provide a Differentiated Employee Experience. Our software delivers cutting-edge tools that improve experiences for office staff and can increase commissions for technicians. We arm technicians with relevant data and a suite of capabilities that empower them to be more knowledgeable and productive at the job site, ultimately delivering an enhanced end-customer experience. These tools are designed to drive higher average ticket sizes and better end-customer reviews and retention, which in turn can lead to higher commissions for technicians while minimizing their time spent on menial tasks. We believe

[2]

As of July 31, 2024. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business Performance” for a description of how we calculate gross dollar retention rate.

higher commission opportunities, in tandem with the efficiency and employee experience benefits enabled by our platform, help to increase employee morale and retention in an industry facing competition over a shortage of skilled labor. Our customers’ technicians also benefit from being at the forefront of technology powering the trades, which can further drive technician retention at ServiceTitan-powered businesses.

•

Heighten Business Owners’ Visibility, Control and Peace of Mind. Our platform offers our customers real-time insights into key business workflows through customizable dashboards that can be accessed essentially anywhere, anytime. We empower our customers to make optimal high-impact, data-driven decisions for their businesses. Through this enhanced sense of control combined with the meaningful benefits we can deliver to business owners’ operational results, our tools are designed to deliver peace of mind to owners of trades businesses that their businesses are running smoothly and they are on an informed path to success.

We serve many trades, including plumbing, electrical, HVAC, garage door, pest control, landscaping and others. In fiscal 2023, fiscal 2024 and the 12 months ended July 31, 2023 and 2024, we processed $44.9 billion, $55.7 billion, $50.6 billion and $62.0 billion of Gross Transaction Volume, or GTV, respectively. GTV represents the sum of total dollars invoiced by our customers to end customers through our platform in a given period, which is intended to be a proxy for the total revenue our customers generate from their end customers. We define a customer as a parent organization, which may have multiple locations, brands or subsidiaries, that has been billed in the prior three months, and of those customers we define Active Customers as customers with over $10,000 of annualized billings.3 Our customers have ranged in size from family-owned contractors with a few employees to large franchises with national footprints of over 500 locations and over $1 billion in annual GTV. As of January 31, 2023 and 2024, we had approximately 6,800 Active Customers and approximately 8,000 Active Customers, respectively, representing over 95% and over 96% of our annualized billings, respectively. During fiscal 2024, our customers performed jobs in zip codes representing approximately 98.5% of the U.S. population, based on U.S. census data as of 2022. In fiscal 2024, approximately 109 million jobs were completed by our customers through our platform. As a testament to our platform’s ability to scale with our customers, as of January 31, 2024, we had over 1,000 customers with annualized billings exceeding $100,000 on our platform, a number which has roughly doubled since January 31, 2022. Customers with annualized billings exceeding $100,000 on our platform represented over 50% of annualized billings as of January 31, 2024.

We have two general categories of revenue: (i) platform revenue and (ii) professional services and other revenue. The substantial majority of our revenue is platform revenue, which we generate through (a) subscription revenue generated from access to and use of our platform, including subscriptions to our Core and certain Pro products, and (b) usage-based revenue generated from transactions using our FinTech solutions, usage of certain Pro products and other usage-based services. We land with our Core product, which offers a base-level functionality across all key workflows, including call tracking, scheduling, dispatching, end-customer communications, marketing automation, estimating, job costing, sales, inventory and payroll integration. To supplement our Core product and provide an even higher level of functionality, we offer our Pro products, which provide value-additive capabilities, as well as our FinTech products, which include payment processing and third-party financing solutions. Together, we refer to our Pro and FinTech products as “add-on products.” Our net dollar retention rate, which we view as a measure of our customers’ growth and success on our platform, was over 110% for each of the last ten fiscal quarters.4 As our customer base has grown, we have seen a gradual normalization of our quarterly net dollar retention rate over the last ten fiscal quarters. During this period, our quarterly net dollar retention rate declined by seven percentage points, of which a two percentage point decline occurred in the last twelve months between July 31, 2023 and July 31, 2024. We also generate a small portion of revenue from professional services and other sources, with this type of revenue generally earned when we onboard new customers.

[3]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of how we calculate annualized billings.
[4]

As of July 31, 2024. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of how we calculate net dollar retention rate.

We have consistently grown and scaled our business operations organically and through acquisitions, while investing for the future. From fiscal 2021 to fiscal 2024, our revenue grew from $179.2 million to $614.3 million, respectively, representing a compound annual growth rate of 51%. Most recently, our revenue was $467.7 million and $614.3 million for fiscal 2023 and fiscal 2024, respectively, representing a year-over-year increase of 31%. Our revenue was $292.5 million and $363.3 million for the six months ended July 31, 2023 and 2024, respectively, representing a year-over-year increase of 24%. During fiscal 2023 and fiscal 2024, we incurred losses from operations of $221.9 million and $182.9 million, respectively, with $97.1 million and $17.1 million in non-GAAP losses from operations, respectively.5 During the six months ended July 31, 2023 and 2024, we incurred losses from operations of $98.6 million and $86.0 million, respectively, with $14.9 million in non-GAAP loss from operations and $16.8 million in non-GAAP income from operations, respectively. During fiscal 2023 and fiscal 2024, we incurred net losses of $269.5 million and $195.1 million, respectively. During the six months ended July 31, 2023 and 2024, we incurred net losses of $104.1 million and $91.7 million, respectively. Our net loss, loss from operations and non-GAAP income (loss) from operations in recent periods reflect our continued investment in the growth of our business to capture the large market opportunity available to us.

Industry Background

Access to clean water, consistent power, heated and ventilated air, an environment free from pest infestations, and a roof overhead are just some of the basic requirements of the modern home and business. We take these standards of living and comforts for granted until something goes wrong—a water pipe bursts, the heat goes out in the dead of winter or the power goes down in the middle of the workday. It is in these moments when tradespeople come to the rescue and we remember how much we depend on the trades.

The Trades Are Massive, Durable and Rapidly Professionalizing

The trades are a cornerstone of our global economy and one of the largest employment categories for the U.S. workforce. They attract considerable spending on homes, businesses and other properties. Based on internal analysis of industry data, we estimate end customers spend approximately $1.5 trillion annually on trades services for their homes and businesses in the United States and Canada alone. As an industry, this places the trades above other well-known annual spend categories in the United States, such as the approximately $1.1 trillion spent on retail e-commerce, approximately $1.0 trillion spent on transportation and warehousing and approximately $0.9 trillion spent on accommodation and food services, each in 2023.6

The critical and generally non-discretionary nature of the work conducted by trades businesses also makes it a resilient category in times of economic and societal uncertainty. According to an industry report, over 75% of the 666 million jobs completed by trades businesses across U.S. residential home services in 2022 were expected to be immediate, preventative or non-discretionary in nature.7

In addition to being large and durable, the trades have several tailwinds that we expect to continue for the foreseeable future. First, the U.S. building stock, including homes, businesses, and other properties, are aging, requiring increasing levels of upkeep. In 1991, the median age of a U.S. owner-occupied home was 27 years; by 2021, the median age had increased to 43 years, its highest in the last three decades.8 Second, homeowners and property managers increasingly lack the technical skills, know-how and willingness to perform increasingly

[5]

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Non-GAAP Income (Loss) from Operations and Non-GAAP Operating Margin” for a description of non-GAAP income (loss) from operations and a reconciliation of non-GAAP income (loss) from operations to loss from operations, the most directly comparable financial measure calculated in accordance with GAAP, as well as a summary of certain limitations of non-GAAP measures.

[6]

See the section titled “Industry, Market and Other Data” for a description of how we calculate trades spend in the United States and Canada, and spend on other categories in the United States. Comparative spend categories include spend data from the United States only and do not include spend data from Canada.

[7]	Angi Inc., The Economy of Everything Home, 2022, https://www.angi.com/research/reports/market/.
[8]	Harvard Joint Center for Housing Studies, The State of the Nation’s Housing, 2023, www.jchs.harvard.edu. All rights reserved.

complex projects in a “DIY” manner, driving up demand for professional tradespeople. Finally, climate change has ushered in changing and increasingly extreme weather patterns, including warmer summers and colder winters that result in, for instance, a heightened need for HVAC systems. Over time, changing weather patterns can lead to more wear-and-tear on homes and businesses, increasing the frequency of maintenance projects and new installations. In addition, a shift to clean energy would require installation and associated maintenance of new equipment, requiring the expertise of tradespeople.

Historically, the trades consisted of smaller, often family-owned entrepreneurial businesses with limited operational and geographical footprints. However, in recent years, more businesses are seeking to integrate modern technologies into their operations. Furthering this paradigm shift is the influx of professional operators, including private equity owners, who are investing in and consolidating the trades, standardizing the operations of their portfolio companies, implementing best practices and accelerating the digital shift with a focus on scaling and improving efficiency. At the same time, end customers increasingly demand seamless digital experiences that have become commonplace in other industries. These external forces create strong incentives for trades businesses to adopt transformative technology solutions to enhance business operations and deliver an enhanced customer experience.

Existing Tools Are Not Fulfilling the Needs of the Industry

The lack of modern, industry-specific technology solutions has made it difficult for trades businesses to meet the elevated expectations of end customers. Other than the solutions provided by ServiceTitan, the technology tools available to the trades broadly fall into one of four categories:

•

Multiple Disjointed Point-Specific Tools with Narrow Capabilities, that require a trades business to patch together numerous capabilities to support all its workflows and dedicate significant time, resources, capital and technical expertise, driving up costs without clear upside.

•

Horizontal Software Not Purpose-Built for the Trades, which typically require heavy customization as well as significant ongoing investment to meet the industry-specific needs of the trades and to keep pace with fast-changing industry dynamics, new technology and shifting consumer expectations. These generic tools are ill-suited for trades businesses, large or small, that generally do not manage complex IT deployments.

•

Legacy On-Premise Technology Tools, which were designed to address specific back-office use cases and fail to serve the end-to-end needs of a modern trades business. Often developed on-premise with unscalable data models, the constrained architectures of these tools generally fail to provide full connectivity between the business owner, field technicians and back-office.

•

Limited and Narrow, Down-market Solutions, that offer a thin layer of product capabilities that only address a narrow set of workflows to serve down-market trades businesses, which we define as having five employees or fewer. These solutions lack the end-to-end functionality and the deep expertise of the trades to effectively serve larger trades businesses or scale with their customers as they grow.

The Trades Require an Industry-Centric Approach

Trades businesses are complex in nature, servicing many types of jobs across complex workflows in distributed locations. Therefore, we believe that to adequately serve the trades, a software solution needs to be purpose-built for the nuanced dynamics of the trades, including the following:

•	Distributed Workforce with Dynamic Workflows. Trade workflows are often fluid and geographically distributed as technicians, dispatchers, customer support representatives, salespeople and owners may all be in separate and changing locations throughout the day but require immediate collaborative capabilities. Each job requires these distinct and separated constituents to frequently and dynamically interact with one another in real time to appropriately address an end customer’s job requirements. Further, jobs are generally complex and varying in scope, often requiring distinct combinations of parts and inventory. With such dispersed and variable workflows, combined with the scarcity of technicians and inherent costs of dispatching a technician to a job, we believe that establishing operating standards and maintaining real-time connectivity to ensure that all employees are working in sync can better position trades businesses to deliver high-quality and cost-efficient service.

•

Individual Trades Have Similar but Distinct Characteristics. The industry consists of a wide array of trades that service different needs of households and businesses. Though each trade has similar operational challenges and business goals, there are often many unique workflows and specifications that require configurations based on the nuances of a particular trade and/or end customer. For example, plumbing, electrical and HVAC services are often provided on-demand and require immediate dispatching, sophisticated in-the-field job estimating and sales enablement solutions on-site. Meanwhile, commercial landscaping projects require sophisticated measurement and estimation for recurring maintenance contracts. Pest control and lawn care are often offered as scheduled recurring services that require membership optimization.

•

Technology Adoption Requires Business Transformation. Often there are structural inefficiencies in trades businesses’ historical operational workflows. However, these processes have existed for generations, and trades businesses may be apprehensive to invest in technology solutions that carry the risk of massively disrupting their established norms. Since trades businesses tend to devote their resources to serving their customers, they often lack large IT organizations required to stitch together narrow solutions, build software products in-house or customize horizontal technology to fit their distinct workflows.

Given the distinct characteristics and challenges of the trades, the need for a software platform built specifically for and trusted by this industry is critical.

The ServiceTitan Approach

The trades deserve a modern platform to deliver superior performance from the back-office to field technicians to end customers. ServiceTitan was born to heed this calling. Our differentiated approach to drive success for our customers is built on three cornerstones:

•

Our Software is Trades-Specific and End-to-End. We have built what we believe to be the first and only comprehensive cloud-based software solution designed specifically for the diverse spectrum of trades businesses, fully integrating across various facets of business operations, including the five centers of gravity (CRM, FSM, ERP, HCM and FinTech). Rather than targeting specific functional areas as is traditional in enterprise software, we target our entire customer—a trades business—and have purpose-built our platform to cover their needs and workflows end-to-end.

•

We Are Experts in the Trades. ServiceTitan lives and breathes the trades. We are emphatically focused on understanding the evolving challenges and workflows of trades stakeholders through continuously engaging with customers and observing their on-site utilization of our products. We also employ in-house industry experts and work closely with customers and industry partners to maintain a constant pulse of the trades.

•

We Leverage Our Data Assets to Improve Customer Outcomes and Experiences. The trades live and breathe ServiceTitan. Trades businesses spend their days using our platform and processing key workflows through us. Our platform is typically used by nearly every employee across functions at trades businesses, giving us an unrivaled ability to collect data across all workflows and all users. Our customers rely on the ServiceTitan platform to record and collect operational and end-customer data.

We anonymize, aggregate and analyze this customer data, alongside third-party industry and macro data, to glean insights and productize further improvements for our customers.

We leverage these insights derived from our unique data assets together with our ever-growing expertise to build a differentiated perspective on the best way to run a trades business. Because our software is end-to-end, we are able to productize these best practices in our platform to drive real value for our customers.

This approach drives a powerful flywheel that reinforces our leadership in the trades. As the functionality of our platform expands, our customers can take advantage of that new functionality to increase the usage of our platform, fuel our revenue growth opportunities and enhance our data assets. This allows us to enhance existing solutions, create new products and enter new trades which further improves our value proposition. In turn, we are able to attract new customers and empower our customers to grow, further driving usage and accelerating a virtuous flywheel that reinforces our leadership in the trades.

We supercharge this flywheel with our AI capabilities. ServiceTitan has always strived to be at the forefront of bringing data and machine learning to the trades, and now with the proliferation of AI, we continue to utilize the latest innovations to layer both traditional AI and Generative AI, or GenAI, into solutions across our platform.

We believe ServiceTitan has the three necessary ingredients to truly harness the power of AI to drive value for our customers:

•	Massive and growing proprietary data assets.

•	Similar customer profiles with common workflows.

•	An end-to-end platform, allowing us to put insights into action.

We bring AI solutions to our customers in two ways:

•

AI Features and Insights. We embed AI-driven features and insights within certain existing products, enabling our customers to start small and build trust in the AI systems reducing barriers to entry for ServiceTitan AI products.

•

AI Products. We have launched and plan to launch additional innovative, purpose-built, add-on AI products designed specifically for the trades to transform the way our customers perform certain functions.

Our Opportunity

The trades represent a massive, critical industry that has historically been underserved by technology; therefore, we believe the addressable market for technology for the trades is large and significantly underpenetrated. Our deep domain expertise, as well as the depth and breadth of our platform, position us to win in this attractive market opportunity.

In the United States and Canada alone, end customers spend approximately $1.5 trillion on trades services annually. Today, we serve trades and markets that represent approximately $650 billion of the total $1.5 trillion annual industry spend, which we refer to as our serviceable industry spend. This serviceable industry spend includes work performed in the construction of homes and buildings as well as the servicing of existing residences and commercial buildings.

Today, we capture on average approximately 1% of our customers’ GTV as revenue from their subscription to and current usage of our products. We estimate that with our current product suite, we have the potential to capture on average approximately 2% of our customers’ GTV as revenue from their subscription to and usage of our full suite of add-on products.

Based on our approximately $650 billion serviceable industry spend and our estimate that we have the opportunity to capture on average approximately 2% of our customers’ GTV as revenue, we estimate ServiceTitan has a serviceable market opportunity of approximately $13 billion.9

We believe that this opportunity will continue to grow as we continue to expand our platform to reach trade spend we currently do not fully service. Specifically, we do not serve all trade verticals and businesses focused on heavy commercial and construction work, and we do not focus on down-market trades businesses, which we define as having five employees or fewer.

We believe we can further expand our serviceable market opportunity by increasing the percentage of our customers’ GTV that we are able to capture as revenue, which we aim to do by providing additional value to our customers and potential customers through the development of new add-on products and deploying additional features in our Core product.

Our Platform

Our end-to-end platform is purpose-built to enable our customers to accelerate the performance of their businesses. We provide owners, technicians, customer service representatives and other office staff with the tools to accelerate growth, drive operational efficiencies and deliver a superior end-customer and field service technician experience, all while monitoring key business drivers and outcomes.

We designed our platform to address key workflows within a trades business. Our platform offerings include: Core, Pro and FinTech products. We land with our Core product, which offers a base-level functionality across all key workflows. To supplement our Core product and provide an even higher level of functionality, we offer our Pro products, which provide value-additive capabilities, as well as our FinTech products, which include third-party payment processing and third-party financing solutions.

[9]

See the section titled “Industry, Market and Other Data” for a description of how we calculate trades spend in the United States and Canada and for a description of how we define and calculate our serviceable industry spend and serviceable market opportunity.

Our solutions are designed to be highly configurable to best meet the specific needs of each trade vertical. We combine product offerings that are broadly applicable across verticals along with tools that are more trade vertical-specific, including those we acquired through FieldRoutes and Aspire, to ensure we have productized all key workflows necessary to deliver meaningful value to our customers. Today, we go to market in nearly all trade verticals we serve with our ServiceTitan solutions, and additionally cover the pest, cleaning, lawncare and commercial landscaping verticals with our FieldRoutes and Aspire solutions. Over time, we expect to continue investing in the shared services layer across all of the solutions in our platform, increasing the level of integration across workflows. As we continue to innovate and deliver on our product roadmap, we will thoughtfully configure our platform and introduce solutions to additional trades that are relevant to their specific needs and workflows. Further, Titan Intelligence, our AI engine, is woven into components of our Core and Pro product offerings and is integrated into our FinTech solutions. We expect GenAI to be a key component of our platform going forward and plan to continue integrating AI across our platform, enhancing our product offerings with differentiated data insights.

Why We Continue to Win

We believe we have several distinct competitive advantages that drive our continued success:

•

Customer Proximity and Deep Domain Expertise. We understand the challenges that tradespeople experience every day in their businesses. Since our founding, we have maintained a singular focus on offering a purpose-built platform leveraging our domain expertise and strong passion for the trades. We talk to our customers constantly and have differentiated insight into their behavior, successes and challenges. We employ industry experts and partner with trade industry organizations to ensure we understand trades businesses and address their needs from product innovation to end-customer success.

•

End-to-End and Trades-Specific Platform Extensible Across Trade Verticals. We continue to invest in a robust layer of solutions, including add-on products, that can be leveraged across trade verticals, which we refer to as “shared services.” At the same time, we have certain focused solutions to enable more vertical-specific workflows, such as those acquired through FieldRoutes and Aspire, to ensure that our offering covers the end-to-end workflows of each trade vertical we serve. Over time, we take aspects of these vertical-specific solutions and make them configurable to other trades, adding to our layer of shared services. As our shared services layer continues to grow, our customers across all trades can benefit from a wider and deeper range of offerings. Our shared services layer also provides us with a head start when entering new trades; we formulate our learnings from trades we have penetrated so far into a proven strategy to enter new trades verticals.

•

Powerful Data-Driven Insights. In fiscal 2024, customers on our platform completed approximately 109 million jobs and $55.7 billion of GTV was processed on our platform. All of this activity provides us with data-driven insights that improve our customer value proposition. Titan Intelligence, our AI engine, is woven into components of our Core and Pro product offerings and is integrated into our FinTech solutions.

•

Innovative Business Model. Our business model deeply aligns with the success of our customers. We often sell to business owners and key executives, who know the needs of their business best, and understand the full breadth of pain points with existing solutions, and our deep domain expertise gives us the credibility to speak their language during the go-to-market process, leading to a sales cycle that, between January 1, 2024 and July 31, 2024, was on average less than 60 days. During onboarding, our teams heavily invest in our customers’ success by providing an effective implementation experience. As customers experience the significant business acceleration benefits of our platform, we have often observed our customers hire more technicians, increase GTV and adopt more of our products, as evidenced by our net dollar retention rate of over 110% for each of the last ten fiscal quarters, and our gross dollar retention rate of over 95% for each of the last ten fiscal quarters.[10]

•

World Class Team of Titans. Our founders and management team are well-positioned as champions of the trades with deep domain experience as well as software and FinTech expertise. ServiceTitan is focused on bringing people together onto our team and working together under a strict meritocracy in order to be able to serve a historically underserved industry. Our culture has been a critical component of our success since our founding and tightly connects all of our employees, who we refer to as Titans, to our mission.

Our Growth Opportunities and Strategies

Our growth opportunities and strategies include the following:

•

Increasing GTV on Our Platform. We are focused on expanding the $62.0 billion of GTV processed on our platform for the twelve months ended July 31, 2024. We expand the GTV on our platform by enabling our customers to grow their GTV and by serving additional customers, either in trades and markets we operate in today, or in new trades and markets we may expand into in the future.

•

Growing with Our Customers. As our customers grow their businesses while using our platform, they often hire and add more users to their existing subscription and also complete more transactions through our platform.

•

Increasing GTV by Serving Additional Customers in Existing Trades and Markets. Our ability to increase GTV also depends on our ability to serve additional customers in existing trades and markets. As our platform has deepened and expanded in features, we have been able to serve larger customers. The trades industry is also experiencing an influx of professional operators, including private equity owners, who are investing in and consolidating the trades, in many cases on our platform. Because of these dynamics, we focus on increasing the GTV on our platform, rather than new customer count. We believe there is a significant, untapped opportunity to invest in sales and marketing and add more customers in the trades we already serve. Based on the GTV generated by our customers during the 12 months ended July 31, 2024, we estimate we have less than 10% penetration in our approximately $650 billion serviceable industry spend.

•

Increasing GTV by Entering New Trades and Markets. We believe there is a significant opportunity to expand to new trades and markets. We intend to continue to invest in our platform to address the needs of additional trades and we believe our track record and continued strategy to build features that directly address key pain points for our stakeholders across a growing number of trades will continue to differentiate us and help expand our customer base across a growing addressable market.

•

Expanding Existing Customer Relationships. As we demonstrate the high ROI of our products to our customers, we are able to sell more add-on products to them and increase our share of wallet, which we measure as the portion of our customers’ GTV that we are able to earn. We orient our activities around what is best for our customers, not only because it is the right thing to do, but also because it drives our growth and financial success.

•

Driving Adoption of Add-On Products. As our customers realize the positive impact of using our platform, grow and further professionalize, they often adopt additional ServiceTitan features, namely our FinTech and Pro products. This increased adoption not only drives our revenue

[10]

As of July 31, 2024. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business Performance” for descriptions of how we calculate net dollar retention rate and gross dollar retention rate, respectively.

through adoption of existing add-on products, but also gives us a sharper inside perspective of how customers engage with our platform and what additional add-on products might be helpful for us to innovate.

•	Building New Add-on Products. We have a history of building and launching add-on products where we see the opportunity to create significant positive impact for our customers.

Our Capital Structure

Upon the completion of this offering, we will have three classes of common stock. Our Class A common stock, which is the stock we are offering by means of this prospectus, will have one vote per share, our Class B common stock will have 10 votes per share and our Class C common stock will have no votes per share, except as otherwise required by law. Upon the completion of this offering, Ara Mahdessian, our co-founder, Chief Executive Officer and a member of our board of directors, and Vahe Kuzoyan, our co-founder, President and a member of our board of directors, or collectively, our Co-Founders, will, together with their respective affiliates, hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) will represent approximately 64% of the voting power of our outstanding capital stock, which voting power may increase over time as our Co-Founders exercise or vest in equity awards outstanding at the time of the completion of this offering. If all such equity awards held by our Co-Founders (including the Co-Founder PSUs referenced below) had been exercised or vested and settled in shares of Class B common stock as of the date of the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) would represent approximately 75% of the voting power of our outstanding capital stock. As a result, our Co-Founders will be able to significantly influence or control any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Shares of our Class C common stock, which entitle the holder to no votes per share (except as otherwise required by law), will not be issued and outstanding upon the completion of the offering, and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future for various uses including to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers.

The multi-class structure of our common stock is intended to ensure that, for the foreseeable future, our Co-Founders continue to control or significantly influence the governance of the company, which we believe will permit us to continue to prioritize our long-term goals rather than short-term results, to enhance the likelihood of stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the company. This multi-class structure is intended to preserve this control or significant influence until, among other events, (i) the number of shares of Class B common stock (including securities convertible or exercisable into Class B common stock) held by our Co-Founders and their permitted entities and permitted transferees after the completion of this offering is less than 20% of the number of shares of Class B common stock (including securities convertible or exercisable into Class B common stock) held by our Co-Founders and their permitted entities and permitted transferees on the date of the completion of this offering, which we sometimes refer to herein as the 20% Ownership Threshold; (ii) a period of 15 years after the completion of this offering has elapsed or (iii) with respect to the shares of Class B common stock held by one of our Co-Founders, the earlier of such Co-Founder’s death, termination for cause or voluntary cessation of providing service to us. The timing and mechanics for the conversion of the Class B common stock into Class A common stock, as well as other terms related thereto, are more fully described in the section titled “Description of Capital Stock” and are set forth in the amended and restated certificate of incorporation to be in effect following the completion of this offering, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Recent Developments

Preliminary Operating Results for the Three Months Ended October 31, 2024 (Unaudited)

We are in the process of finalizing our operating results for the three months ended October 31, 2024. We have presented below certain preliminary operating results representing our estimates for the three months ended October 31, 2024. These preliminary estimates are based on currently available information and do not present all information necessary for an understanding of our operating results for the three months ended October 31, 2024. We have provided ranges for certain operating results, rather than specific amounts, because these results are preliminary and subject to change. This information has been prepared by and is the responsibility of our management. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the preliminary operating results included below. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. We will complete the preparation of our interim financial statements as of and for the three months ended October 31, 2024, following the completion of this offering. Although we are currently unaware of any items that would require us to make adjustments to the information set forth below, it is possible that we or PricewaterhouseCoopers LLP may identify such items as we complete our interim financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are forward-looking statements, not necessarily indicative of any future period and should be read together with the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and related notes included elsewhere in this prospectus. Non-GAAP income (loss) from operations is a supplemental measure that is not calculated and presented in accordance with GAAP. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information about our non-GAAP measures.

	Three Months Ended October 31, 2023	Three Months Ended October 31, 2024
	Actual	Low (estimated)	High (estimated)
	(in thousands, except percentages)
GAAP Results of Operations
Revenue:
Platform	$151,655	$189,700	$191,700
Professional services and other	8,429	7,300	8,300

Total revenue	160,084	197,000	200,000

Gross margin	64.2%	Approximately 65.0%
Platform gross margin	72.3%	Approximately 72.5%
Loss from operations	$(36,146)	$(45,500)	$(43,500)
Net loss	$(39,672)	$(48,000)	$(46,000)
Non-GAAP Financial Measure:
Non-GAAP income (loss) from operations	$(4,293)	$100	$2,100

We expect total revenue to be between $197.0 million and $200.0 million, representing an estimated increase of approximately 23% to 25% for the three months ended October 31, 2024 compared to the three months ended October 31, 2023.

We expect platform revenue to be between $189.7 million and $191.7 million, representing an estimated increase of approximately 25% to 26% for the three months ended October 31, 2024 compared to the three months ended October 31, 2023, primarily as a result of higher subscription revenue combined with an increase in usage-based revenue.

We expect professional services and other revenue to be between $7.3 million and $8.3 million, representing an estimated decrease of approximately 13% to 2% for the three months ended October 31, 2024 compared to the three months ended October 31, 2023, primarily as a result of the disposal of certain marketing solutions in the fourth quarter of fiscal 2024 which contributed $1.5 million in revenue for the three months ended October 31, 2023.

We expect gross margin to increase to approximately 65% for the three months ended October 31, 2024 compared to 64% for the three months ended October 31, 2023, primarily due to the increase in revenue and improved efficiencies in delivering our platform at scale. Additionally, we expect platform gross margin to remain consistent at approximately 72% for the three months ended October 31, 2024, compared to the three months ended October 31, 2023.

We expect loss from operations to be between $45.5 million and $43.5 million, representing an estimated increase of approximately 26% to 20% for the three months ended October 31, 2024 compared to the three months ended October 31, 2023, primarily as a result of higher personnel-related costs due to an increase in headcount and a loss on operating lease assets and related property and equipment for a portion of our headquarters space during the three months ended October 31, 2024.

The following table reflects the reconciliation of GAAP loss from operations to non-GAAP income (loss) from operations for the periods presented:

	Three Months Ended October 31, 2023	Three Months Ended October 31, 2024
		Low (Estimated)	High (Estimated)
	Actual
	(in thousands)
GAAP loss from operations	$(36,146)	$(45,500)	$(43,500)
Stock-based compensation expense and related employer payroll taxes	20,330	25,800	25,800
Amortization of acquired intangible assets	11,533	11,500	11,500
Acquisition-related items	(10)	—	—
Loss on operating lease assets	—	8,300	8,300

Non-GAAP income (loss) from operations	$(4,293)	$100	$2,100

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls and our corporate blog at www.servicetitan.com/blog.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in 2007 as LinxLogic, Inc. under the laws of the state of Delaware. In 2014, we changed our name to ServiceTitan, Inc. Our principal executive offices are located at 800 N. Brand Blvd., Suite 100, Glendale, California 91203, and our telephone number is (855) 899-0970. Our website address is www.servicetitan.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

“ServiceTitan,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of ServiceTitan, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. These risks include, but are not limited to, the following:

•

We have experienced rapid growth in recent periods, and such growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations and prospects could be materially adversely affected.

•	We have a history of losses and may not be able to achieve or sustain profitability in the future.

•	If we fail to manage our growth effectively, our brand and reputation, business, financial condition and results of operations could be adversely affected.

•

If we fail to effectively develop and commercialize new products, enhance and improve our platform, expand the number of trades we support, respond to changes in trades business demands or preferences or adapt to changes in trade industry practices, processes and technological advances, we may not remain competitive.

•

Our operations can be seasonal, and the results of our operations can vary from quarter to quarter and year-over-year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

•

Factors that adversely affect the trades industry, including industry consolidation, the increased prevalence of marketplaces for contractors, supply chain issues and labor shortages, could also adversely affect the demand for our platform and, as a result, our business, financial condition and results of operations.

•

We engage our team members in various ways, including direct hires, through professional employer organizations and as independent contractors. As a result of these methods of engagement, we face certain challenges and risks that can affect our business, operating results and financial condition.

•

The impact of economic conditions, including the resulting effect on consumer spending and on our customers’ finances and operations, may adversely affect our business, financial condition and results of operations.

•

The market for software designed to serve the trades is evolving, and our future success depends on the growth of the trades industry and our ability to adapt, keep pace and respond effectively to evolving markets.

•

We face competition from both established and new companies offering services similar to ours, and many of our potential customers have developed, or could develop, proprietary solutions, all of which may have a negative effect on our ability to add new customers, retain existing customers and/or grow our business.

•	We may be unsuccessful in making, integrating and maintaining acquisitions, including past acquisitions.

•

We have incorporated and are incorporating traditional AI, machine learning and GenAI into some of our products. This technology is new and developing and may present operational and reputational risks or result in liability or harm to our reputation, business, results of operations or customers.

•	Any failure to offer high quality support for our customers, including throughout the implementation process, may harm our relationships with our customers and, consequently, our business.

•	Our ability to increase our customer base and achieve broader market acceptance of our platform will depend on our ability to develop and expand our sales and marketing capabilities.

•	A majority of our customers are small- and medium-sized businesses, which can be more difficult and costly to retain than large businesses and may increase the impact of economic fluctuations on us.

•

We rely on software and services licensed from other third parties. Defects in or the loss of software or services from third parties could increase our costs and adversely affect the quality of our service.

•

If we or our third-party service providers experience a cybersecurity breach or other incident, including any breach or incident that allows, or is perceived to allow, unauthorized access to our platform or our Sensitive Information, our reputation and brand, business, financial condition and results of operations could be adversely affected.

•

The material weaknesses in our internal control over financial reporting, which we first identified in fiscal 2019, have been remediated as of the end of fiscal 2024. While we remediated these material weaknesses, such remediation does not guarantee that our remediated controls will continue to be effective or that we will not experience other material weaknesses in the future, which could affect the reliability of our financial statements and have other adverse consequences.

•

The multi-class structure of our common stock will have the effect of concentrating voting power with our Co-Founders, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Future issuances of our Class C common stock, if any, will not dilute the voting power of our Co-Founders, but will dilute their economic interest, which could cause their interests to conflict with your interests. Further, the issuance of shares of Class C common stock, whether to our Co-Founders or to other stockholders, could prolong the duration of our Co-Founders’ voting power.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock, Governance and this Offering—We are an ‘emerging growth company,’ and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”

THE OFFERING

Class A common stock offered by us	8,800,000 shares.

Option to purchase additional shares of Class A common stock from us	1,320,000 shares.

Class A common stock to be outstanding after this offering	74,833,175 shares (or 76,153,175 shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Class B common stock to be outstanding after this offering	13,404,097 shares.

Class C common stock to be outstanding after this offering	None.

Total Class A, Class B and Class C common stock to be outstanding after this offering	88,237,272 shares (or 89,557,272 shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $583.4 million (or approximately $672.0 million if the underwriters’ exercise their option to purchase additional shares of our Class A common stock in full), based on the initial public offering price of $71.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We intend to use approximately $310.6 million of the net proceeds from this offering to redeem all outstanding shares of our non-convertible preferred stock, at a redemption price per share equal to $1,000 plus all accrued but unpaid dividends on each such share, with the remaining net proceeds to be used for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Voting Rights	We will have three classes of common stock: Class A common stock, Class B common stock and Class C common stock. Shares of our Class A common stock are entitled to one vote per share, shares of our Class B common stock are entitled to 10 votes per share and shares of our Class C common stock are entitled to no votes per share, except as otherwise required by law.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. Upon the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) will represent approximately 64% of the voting power of our outstanding capital stock, which voting power may increase over time as our Co-Founders exercise or vest in equity awards outstanding at the time of the completion of this offering. If all such equity awards held by our Co-Founders (including the Co-Founder PSUs referenced below) had been exercised or vested and settled in shares of Class B common stock as of the date of the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) would represent approximately 75% of the voting power of our outstanding capital stock. As a result, our Co-Founders will be able to significantly influence or control any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Additionally, the shares held by our executive officers, directors and holders of 5% or more of our capital stock, and their respective affiliates (including, with respect to our Co-Founders, shares over which they have voting or administrative control), will represent approximately 82% of the voting power of our outstanding capital stock. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Directed share program

At our request, and reflecting our desire to set aside a significant number of shares for certain of our customers, the underwriters have reserved up to 440,000 shares of our Class A common stock, or 5% of the shares offered in this offering, for sale at the initial public offering price through a directed share program to:

•

individuals who reside in the United States and serve as the Chief Executive Officer, General Manager, Director, Vice President, a member of the C-suite, owner-operator or founder of one of our current customers; and

•	friends and family members of our Co-Founders.

Eligible participants must be at least 18 years of age. We invited customers to participate in the directed share program on a first-come, first-serve basis, and an invitation to participate in the directed share program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any eligible participant received an invitation or will receive an allocation in the directed share program. Current and former ServiceTitan employees and directors are not eligible to participate in the directed share program.

Shares purchased through the directed share program will not be subject to the terms of the lock-up agreement or market standoff provisions.

The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Morgan Stanley & Co. LLC, an underwriter in this offering, will administer our directed share program.

See the section titled “Underwriting—Directed Share Program” for additional information.

Risk Factors

See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

Nasdaq Global Select Market trading symbol	“TTAN”

The number of shares of our common stock that will be outstanding after this offering is based on 66,033,175 shares of our Class A common stock and 13,404,097 shares of our Class B common stock outstanding as of July 31, 2024, in each case, after giving effect to the Reclassification, the Capital Stock Conversion and the Class B Stock Exchange (each as defined below), and no shares of Class C common stock outstanding.

The number of shares of our Class A common stock and Class B common stock outstanding as of July 31, 2024 exclude the following:

•

4,622,817 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of July 31, 2024, with a weighted-average exercise price of $15.43 per share, of which options to purchase 80,378 shares of our Class A common stock were exercised, and 29,254 shares of our Class A common stock were forfeited or cancelled, between July 31, 2024 and October 31, 2024;

•

2,725,410 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of July 31, 2024, with a weighted-average exercise price of $12.72 per share, of which options to purchase 340,676 shares of our Class B common stock were canceled between July 31, 2024 and October 31, 2024;

•

5,307,222 shares of our Class A common stock subject to restricted stock units, or RSUs, outstanding as of July 31, 2024, of which 234,832 shares of our Class A common stock subject to RSUs vested and settled, and 91,988 shares of our Class A common stock were withheld to satisfy tax obligations in connection with such vesting and settlement, between July 31, 2024 and October 31, 2024;

•	192,786 shares of our Class B common stock subject to RSUs outstanding as of July 31, 2024 and October 31, 2024;

•	72,340 shares of our Class A common stock subject to RSUs, net of forfeitures, granted between July 31, 2024 and October 31, 2024;

•	291,650 shares of our Class A common stock subject to RSUs, net of forfeitures, granted subsequent to October 31, 2024;

•

6,483,088 shares of our Class B common stock subject to performance-based RSUs that were granted to our Co-Founders between July 31, 2024 and October 31, 2024 and that vest upon the satisfaction of a service condition and achievement of certain stock price hurdles, or the Co-Founder PSUs;

•

the cancellation of 5,593 shares of our Class A common stock between July 31, 2024 and October 31, 2024 due to a post-closing purchase price adjustment related to our acquisition of Convex Labs, or Convex;

•	250,000 shares of our non-convertible preferred stock outstanding as of July 31, 2024, which we intend to redeem pursuant to the NCPS Redemption (as defined below);

•

796,799 shares of our Class A common stock that we are committing to issue and donate over the next ten years to fund certain of our social impact initiatives, which issuance and donation is conditioned upon the completion of this offering; and

•	16,741,622 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	12,925,637 shares of our Class A common stock reserved for future issuance under our 2024 Incentive Award Plan, or our 2024 Plan, which became effective prior to the completion of this offering;

•

1,550,798 shares of our Class A common stock reserved for future issuance under our 2015 Stock Plan, or our 2015 Plan, as of July 31, 2024, which number of shares are being added to the shares of our Class A common stock reserved for future issuance under our 2024 Plan upon its effectiveness, at which time we ceased granting awards under our 2015 Plan; and

•	2,265,187 shares of our Class A common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan, or our ESPP, which became effective prior to the completion of this offering.

Our 2024 Plan and ESPP will each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2024 Plan will provide for increases to the number of shares that may be granted thereunder based on shares under our 2015 Plan or our 2007 Stock Plan, or our 2007 Plan, that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the reclassification of all outstanding shares of our common stock into an equal number of shares of Class A common stock, which will occur immediately prior to the completion of this offering pursuant to the filing and effectiveness of our amended and restated certificate of incorporation, or the Reclassification;

•

the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of July 31, 2024 (other than our Series F redeemable convertible preferred stock, Series G redeemable convertible preferred stock, Series H redeemable convertible preferred stock and Series H-1 redeemable convertible preferred stock) into 31,456,905 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, or, together with the Series F Conversion, Series G Conversion, Series H Conversion and Series H-1 Conversion (each as defined below), the Capital Stock Conversion;

•

the automatic conversion of all 2,795,266 shares of our Series F redeemable convertible preferred stock outstanding as of July 31, 2024 into an aggregate of 2,943,494 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, based on the initial public offering price of $71.00 per share, or the Series F Conversion. For more information on the conversion adjustment provisions applicable to our Series F redeemable convertible preferred stock, see “Capitalization—Capital Stock Conversion”;

•

the automatic conversion of all 2,207,340 shares of our Series G redeemable convertible preferred stock outstanding as of July 31, 2024 into an aggregate of 2,350,740 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, based on the initial public offering price of $71.00 per share, or the Series G Conversion. For more information on the conversion adjustment provisions applicable to our Series G redeemable convertible preferred stock, see “Capitalization—Capital Stock Conversion”;

•

the automatic conversion of all 5,604,318 shares of our Series H redeemable convertible preferred stock outstanding as of July 31, 2024 into an aggregate of 7,097,600 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, based on the initial public offering price of $71.00 per share, or the Series H Conversion. For more information on the conversion adjustment provisions applicable to our Series H redeemable convertible preferred stock, see “Capitalization—Capital Stock Conversion”;

•

the automatic conversion of all 402,026 shares of our Series H-1 redeemable convertible preferred stock outstanding as of July 31, 2024 into an aggregate of 409,077 shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, based on the initial public offering price of $71.00 per share, or the Series H-1 Conversion. For more information on the conversion adjustment provisions applicable to our Series H-1 redeemable convertible preferred stock, see “Capitalization—Capital Stock Conversion”;

•

the exchange of an aggregate of 13,404,097 shares of Class A common stock held by our Co-Founders and their respective affiliates as of July 31, 2024, for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering pursuant to the terms of an exchange agreement entered into with us, or the Class B Stock Exchange;

•

the designation of the shares of our common stock underlying all equity awards held by our Co-Founders under the 2015 Plan, including the Co-Founder PSUs, as Class B common stock, effective immediately prior to the completion of this offering, or the Equity Award Designations;

•	the redemption of all 250,000 shares of our non-convertible preferred stock outstanding as of July 31, 2024 immediately prior to the completion of this offering, or the NCPS Redemption;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws will each occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to July 31, 2024; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,320,000 shares of our Class A common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statements of operations data for fiscal 2023 and fiscal 2024 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary unaudited condensed consolidated statement of operations data for the six months ended July, 31, 2023 and 2024 and the unaudited condensed consolidated balance sheet data as of July 31, 2024 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of such interim financial statements. The following summary consolidated financial and other data should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial and other data in this section are not intended to replace, and are qualified in their entirety, by our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

Consolidated Statements of Operations Data

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands, except share and per share amounts)
Revenue:
Platform	$443,523	$581,751	$276,134	$348,222
Professional services and other	24,211	32,590	16,359	15,100

Total revenue	467,734	614,341	292,493	363,322

Cost of revenue:
Platform	140,921	169,766	83,903	96,993
Professional services and other	60,789	67,945	34,940	33,523

Total cost of revenue	201,710	237,711	118,843	130,516

Gross profit	266,024	376,630	173,650	232,806

Operating expenses:
Sales and marketing	196,775	219,994	103,208	115,819
Research and development	158,870	203,534	100,020	121,062
General and administrative	132,235	135,966	69,049	81,963

Total operating expenses	487,880	559,494	272,277	318,844

Loss from operations	(221,856)	(182,864)	(98,627)	(86,038)

Other expense, net
Interest expense	(54,542)	(16,436)	(7,987)	(8,350)
Interest income	1,624	7,067	3,117	3,350
Loss on extinguishment of debt	(9,607)	—	—	—
Other income, net	1,801	1,224	1,349	210

Total other expense, net	(60,724)	(8,145)	(3,521)	(4,790)

Loss before income taxes	(282,580)	(191,009)	(102,148)	(90,828)
Provision for (benefit from) income taxes	(13,057)	4,136	1,913	863

Net loss	(269,523)	(195,145)	(104,061)	(91,691)
Accretion of non-convertible preferred stock	(13,478)	(45,873)	(21,618)	(26,956)

Net loss attributable to common stockholders	$(283,001)	$(241,018)	$(125,679)	$(118,647)

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands, except share and per share amounts)
Net loss per share, basic and diluted(1)	$(9.31)	$(7.24)	$(3.84)	$(3.44)

Weighted-average shares used in computing net loss per share, basic and diluted(2)	30,410,373	33,267,131	32,765,776	34,485,622
Pro forma net loss per share, basic and diluted(2)		$(3.98)		$(1.37)
Pro forma weighted-average shares used in computing pro forma net loss per share, basic and diluted(2)		81,029,085		82,359,322

(1)

See Note 14 to our audited consolidated financial statements and Note 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted-average shares used in computing the per share amounts.

(2)	The following table sets forth the computation of our unaudited pro forma net loss per share, basic and diluted:

	Fiscal 2024	Six Months Ended July 31, 2024
Numerator	(in thousands, except share and per share amounts)

Net loss attributable to common stockholders	$(241,018)	$(118,647)
Pro forma adjustment to record additional stock-based compensation expense associated with options and RSUs that contain a performance-based vesting condition that was satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, assuming the effectiveness of the offering occurred on February 1, 2023	(24,552)	(21,091)
Pro forma adjustment to record deemed dividends for the impact of the anti-dilution adjustment to the conversion prices of the Series F, Series G and Series H-1 redeemable convertible preferred stock as a result of the issuance of shares in this offering at the initial public offering price of $71.00 per share, which is below the conversion prices of the Series F, Series G and Series H-1 redeemable convertible preferred stock, assuming the adjustment to the conversion prices and the effectiveness of the offering occurred on February 1, 2023	(13,902)	—

Pro forma adjustment to record a deemed dividend to the Series H redeemable convertible preferred stock. As the issuance of shares in this offering at the initial public offering price of $71.00 per share, is below the conversion price of the Series H redeemable convertible preferred stock, the conversion price is adjusted as described in Note 11 to our audited consolidated financial statements included elsewhere in this prospectus. The conversion of the Series H redeemable convertible preferred stock at the adjusted conversion price upon the completion of this offering is accounted for as a stock-settled redemption feature resulting in the difference between the carrying value and the fair value of the Series H redeemable convertible preferred stock recorded as a deemed dividend. The pro forma adjustment assumes the conversion of the Series H redeemable convertible preferred stock and the effectiveness of the offering occurred on February 1, 2023

	(1,029)	—

Pro forma adjustment to record (i) a deemed dividend for the loss on the redemption of the non-convertible preferred stock for the year ended January 31, 2024 of $87.6 million, measured as the difference between the carrying value of the non-convertible preferred stock of $187.4 million and the redemption price of $275 million as of February 1, 2023, offset by the (ii) the reversal of the accretion of the non-convertible preferred stock of $45.9 million for the year ended January 31, 2024 and $27.0 million for the six months ended July 31, 2024. These pro forma adjustments assume the non-convertible preferred stock was redeemed in full on February 1, 2023 at the then-applicable redemption price

	(41,725)	26,956

Pro forma net loss attributable to common stockholders, basic and diluted	$(322,226)	$(112,782)

	Fiscal 2024	Six Months Ended July 31, 2024
	(in thousands, except share and per share amounts)
Denominator
Weighted-average shares used in computing net loss per share, basic and diluted	33,267,131	34,485,622
Pro forma adjustment for vesting of RSUs that contain a performance-based vesting condition that was satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, assuming the effectiveness of the offering occurred on February 1, 2023	35,434	147,180
Pro forma adjustment to reflect the conversion of all shares of redeemable convertible preferred stock into shares of Class A common stock at the applicable conversion prices had the conversion occurred on February 1, 2023	43,853,281	43,853,281
Pro forma adjustment to reflect the number of shares sold in this offering at the initial public offering price of $71.00 per share, sufficient to repay the redemption price of the non-convertible preferred stock, had the non-convertible preferred stock been redeemed in full on February 1, 2023 at the then-applicable redemption price	3,873,239	3,873,239

Pro forma weighted-average shares used in computing pro forma net loss per share, basic and diluted	81,029,085	82,359,322

Pro forma net loss per share, basic and diluted	$(3.98)	$(1.37)

The computations of our unaudited pro forma net loss per share, basic and diluted, are illustrative, and assume that the events described above occurred as of Februrary 1, 2023. Our actual net loss per share computations will reflect the effect of the events when they occur, and accordingly, the impact of the above events will differ from the pro forma amounts presented above.

The computations of our pro forma net loss per share, basic and diluted, exclude the impact of RSUs granted after July 31, 2024. In October 2024, we granted the Co-Founder PSUs to our Co-Founders, as described in Note 14 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, with a preliminary grant date fair value of approximately $264 million which is expected to be recognized over a weighted-average derived service period of approximately 5 years.

Consolidated Balance Sheet Data

	As of July 31, 2024
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Cash and cash equivalents	$128,101	$128,101	$401,825
Working capital(3)	118,891	118,891	394,522
Total assets	1,486,424	1,486,424	1,757,392
Total liabilities	367,410	367,410	365,503
Redeemable convertible preferred stock	1,395,878	—	—
Non-convertible preferred stock	260,502	260,502	—
Total stockholders’ equity (deficit)	(537,366)	858,512	1,391,889

(1)

The pro forma column in the consolidated balance sheet data table above reflects (a) the Reclassification, as if such reclassification had occurred on July 31, 2024, (b) the Capital Stock Conversion, as if such conversion had occurred on July 31, 2024, resulting in a decrease in redeemable convertible preferred stock and an increase in total stockholders’ equity, (c) stock-based compensation expense of $31.4 million associated with options and RSUs that contain a performance-based vesting condition that was satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on July 31, 2024, resulting in an increase in additional paid-in capital and accumulated deficit within total stockholders’ deficit, (d) the Class B Stock Exchange, as if such exchange had occurred on July 31, 2024 and (e) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth in (1) above, (b) the sale and issuance by us of shares of our Class A common stock in this offering, based on the initial public offering price of $71.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, net of $0.8 million of offering costs paid as of July 31, 2024, and (c) the NCPS Redemption, as if such redemption had occurred on July 31, 2024, resulting in a reduction in cash and cash equivalents, a reduction in the carrying value of non-convertible preferred stock and a reduction in additional paid-in capital for the deemed dividend for the loss on redemption of the non-convertible preferred stock.

(3)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures

In addition to our results prepared in accordance with GAAP, we believe non-GAAP gross profit and non-GAAP gross margin in total and for platform and professional services and other, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP income (loss) from operations and non-GAAP operating margin are useful in evaluating our operating performance.

For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our operating results, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

•

Stock-based compensation expense and related employer payroll taxes. We exclude stock-based compensation expense and related employer payroll taxes to allow investors to make more meaningful comparisons of our performance between periods and to facilitate a comparison of our performance to those of other peer companies. Stock-based compensation may vary between periods due to various factors unrelated to our core performance, including as a result of the assumptions used in the valuation methodologies, timing and amount of grants and other factors. We exclude employer payroll taxes because the amounts vary based on timing and settlement or vesting of awards unrelated to our core operating performance. Moreover, stock-based compensation expense is a non-cash expense that we exclude from our internal management reporting processes and when assessing our actual performance, budgeting, planning, and forecasting future periods.

•

Amortization of acquired intangible assets. We incur amortization expense for acquired intangible assets in connection with acquisitions of certain businesses and technologies. Amortization of acquired intangible assets is a non-cash expense that is significantly affected by the timing and size of acquisitions, and the inherent subjective nature of purchase price allocations. Because these costs have already been incurred, we exclude the amortization expense from our internal management reporting processes. We exclude these charges when assessing our actual performance and when budgeting, planning, and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well.

•

Restructuring charges. To better align our strategic priorities with our investments, we implemented workforce reductions in fiscal 2024 and fiscal 2025. In connection with these reductions, we incurred employee-related expenses including severance and other termination benefits. We excluded these charges when assessing our actual performance and when budgeting, planning and forecasting future periods.

•

Loss on operating lease assets. In fiscal 2024 and fiscal 2025, we incurred impairments on certain right-of-use assets and other long-lived assets. See Note 2 to our audited consolidated financial statements and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We believe that it is useful to exclude these charges when assessing the level of various operating expenses and resource allocations when budgeting, planning and forecasting future periods. In addition, we believe excluding such costs enhances the comparability between periods.

•

Acquisition-related items. We have incurred costs related to acquisitions, including legal, third-party valuation and due diligence, insurance costs, and one-time retention bonuses for employees of acquired companies. In addition, we periodically record the change to the fair value of contingent consideration related to past acquisitions. We exclude these items when assessing our actual performance and when budgeting, planning and forecasting future periods. We believe excluding these items allows investors to make meaningful comparisons between our core operating results and those of other peer companies.

•

Write-off of deferred offering costs. We wrote off previously capitalized costs related to an offering of our securities that we elected not to pursue in fiscal 2023. These costs are not recurring in nature and we believe excluding these charges allows investors to make meaningful comparisons between our actual performance and those of other peer companies. We also exclude these charges when assessing our actual performance and when budgeting, planning and forecasting future periods.

These measures, however, have certain limitations in that they reflect the exercise of judgment by our management about which expenses are excluded or included and do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, our financial results determined in accordance with GAAP. We caution investors that amounts presented in accordance with our definition of non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP income (loss) from operations and non-GAAP operating margin may not be comparable to similar measures disclosed by other companies because not all companies and analysts calculate non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP income (loss) from operations and non-GAAP operating margin in the same manner.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, restructuring charges, loss on operating lease assets and acquisition-related items. Total non-GAAP gross margin represents total non-GAAP gross profit as a percentage of total revenue. Non-GAAP platform gross margin represents non-GAAP platform gross profit as a percentage of platform revenue and non-GAAP professional services and other gross margin represents non-GAAP professional services and other gross profit as a percentage of professional services and other revenue.

The following table reflects the reconciliation of GAAP gross profit to non-GAAP gross profit and GAAP gross margin to non-GAAP gross margin for the periods presented:

	Platform		Professional Services and Other		Total
	Six Months Ended July 31,		Six Months Ended July 31,		Six Months Ended July 31,
	2023	2024	2023	2024	2023	2024
			(in thousands)
GAAP gross profit	$192,231	$251,229	$(18,581)	$(18,423)	$173,650	$232,806
Stock-based compensation expense and related employer payroll taxes	2,962	2,527	2,334	2,006	5,296	4,533
Amortization of acquired intangible assets	11,004	10,836	968	1,118	11,972	11,954
Restructuring charges	1,160	386	1,969	129	3,129	515
Loss on operating lease assets	—	4,201	—	1,993	—	6,194

Non-GAAP gross profit	$207,357	$269,179	$(13,310)	$(13,177)	$194,047	$256,002

	Platform		Professional Services and Other		Total
	Six Months Ended July 31,		Six Months Ended July 31,		Six Months Ended July 31,
	2023	2024	2023	2024	2023	2024
GAAP gross margin	70%	72%	(114)%	(122)%	59%	64%
Stock-based compensation expense and related employer payroll taxes	1%	1%	14%	13%	2%	1%
Amortization of acquired intangible assets	4%	3%	6%	7%	4%	3%
Restructuring charges	0%	0%	12%	1%	1%	0%
Loss on operating lease assets	0%	1%	0%	13%	0%	2%

Non-GAAP gross margin	75%	77%	(81)%	(87)%	66%	70%

*	Totals may not foot due to rounding.

	Platform		Professional Services and Other		Total
	Fiscal		Fiscal		Fiscal
	2023	2024	2023	2024	2023	2024
			(in thousands)
GAAP gross profit	$302,602	$411,985	$(36,578)	$(35,355)	$266,024	$376,630
Stock-based compensation expense and related employer payroll taxes	4,204	5,694	4,112	4,424	8,316	10,118
Amortization of acquired intangible assets	21,326	21,844	1,268	4,484	22,594	26,328
Restructuring charges	—	1,217	—	2,181	—	3,398
Loss on operating lease assets	—	798	—	347	—	1,145
Acquisition-related items	92	—	166	—	258	—

Non-GAAP gross profit	$328,224	$441,538	$(31,032)	$(23,919)	$297,192	$417,619

	Platform		Professional Services and Other		Total
	Fiscal		Fiscal		Fiscal
	2023	2024	2023	2024	2023	2024
GAAP gross margin	68%	71%	(151)%	(108)%	57%	61%
Stock-based compensation expense and related employer payroll taxes	1%	1%	17%	14%	2%	2%
Amortization of acquired intangible assets	5%	4%	5%	14%	5%	4%
Restructuring charges	0%	0%	0%	7%	0%	1%
Loss on operating lease assets	0%	0%	0%	1%	0%	0%
Acquisition-related items	0%	0%	1%	0%	0%	0%

Non-GAAP gross margin	74%	76%	(128)%	(73)%	64%	68%

*	Totals may not foot due to rounding.

Non-GAAP Sales and Marketing Expense

We define non-GAAP sales and marketing expense as GAAP sales and marketing expense excluding stock-based compensation expense and related employer payroll taxes, acquisition-related items, amortization of acquired intangible assets, restructuring charges and loss on operating lease assets.

The following table reflects the reconciliation of GAAP sales and marketing expense to non-GAAP sales and marketing expense for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)
GAAP sales and marketing expense	$196,775	$219,994	$103,208	$115,819
Stock-based compensation expense and related employer payroll taxes	(13,879)	(21,333)	(9,886)	(7,644)
Acquisition-related items	(594)	—	—	—
Amortization of acquired intangible assets	(22,764)	(22,489)	(11,486)	(11,056)
Restructuring charges	—	(1,674)	(1,647)	(292)
Loss on operating lease assets	—	(980)	—	(5,433)

Non-GAAP sales and marketing expense	$159,538	$173,518	$80,189	$91,394

Non-GAAP Research and Development Expense

We define non-GAAP research and development expense as GAAP research and development expense excluding stock-based compensation expense and related employer payroll taxes, acquisition-related items, restructuring charges and loss on operating lease assets.

The following table reflects the reconciliation of GAAP research and development expense to non-GAAP research and development expense for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)
GAAP research and development expense	$158,870	$203,534	$100,020	$121,062
Stock-based compensation expense and related employer payroll taxes	(21,539)	(34,408)	(17,402)	(17,609)
Acquisition-related items	(761)	—	—	(250)
Restructuring charges	—	(1,546)	(1,418)	(991)
Loss on operating lease assets	—	(1,007)	—	(5,243)

Non-GAAP research and development expense	$136,570	$166,573	$81,200	$96,969

Non-GAAP General and Administrative Expense

We define non-GAAP general and administrative expense as GAAP general and administrative expense excluding stock-based compensation expense and related employer payroll taxes, acquisition-related items, restructuring charges, loss on operating lease assets and write-off of deferred offering costs.

The following table reflects the reconciliation of GAAP general and administrative expense to non-GAAP general and administrative expense for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)
GAAP general and administrative expense	$132,235	$135,966	$69,049	$81,963
Stock-based compensation expense and related employer payroll taxes	(20,841)	(39,173)	(20,924)	(15,192)
Acquisition-related items	(7,649)	1,092	883	(1,927)
Restructuring charges	—	(1,564)	(1,449)	(698)
Loss on operating lease assets	—	(1,725)	—	(13,298)
Write-off of deferred offering costs	(5,563)	—	—	—

Non-GAAP general and administrative expense	$98,182	$94,596	$47,559	$50,848

Non-GAAP Income (Loss) from Operations and Non-GAAP Operating Margin

We define non-GAAP income (loss) from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, restructuring charges, acquisition-related items, loss on operating lease assets and write-off of deferred offering costs. Non-GAAP operating margin represents non-GAAP income (loss) from operations as a percentage of total revenue.

The following table reflects the reconciliation of GAAP loss from operations to non-GAAP income (loss) from operations and GAAP operating margin to non-GAAP operating margin for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)

GAAP loss from operations	$(221,856)	$(182,864)	$(98,627)	$(86,038)
Stock-based compensation expense and related employer payroll taxes	64,575	105,032	53,508	44,978
Amortization of acquired intangible assets	45,358	48,817	23,458	23,010
Restructuring charges	—	8,182	7,643	2,496
Acquisition-related items	9,262	(1,092)	(883)	2,177
Loss on operating lease assets	—	4,857	—	30,168
Write-off of deferred offering costs	5,563	—	—	—

Non-GAAP income (loss) from operations	$(97,098)	$(17,068)	$(14,901)	$16,791

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
GAAP operating margin	(47)%	(30)%	(34)%	(24)%
Stock-based compensation expense and related employer payroll taxes	14%	17%	18%	12%
Amortization of acquired intangible assets	10%	8%	8%	6%
Restructuring charges	0%	1%	3%	1%
Acquisition-related items	2%	0%	0%	1%
Loss on operating lease assets	0%	1%	0%	8%
Write-off of deferred offering costs	1%	0%	0%	0%

Non-GAAP operating margin	(21)%	(3)%	(5)%	5%

*	Totals may not foot due to rounding.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have experienced rapid growth in recent periods, and such growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations and prospects could be materially adversely affected.

We have experienced rapid growth in recent periods; however, our recent revenue growth rate and financial performance should not be considered indicative of our future performance. Our revenue was $467.7 million and $614.3 million for fiscal 2023 and fiscal 2024, respectively, representing a year-over-year increase of 31% in aggregate. Our revenue was $292.5 million and $363.3 million for the six months ended July 31, 2023 and 2024, respectively, representing a year-over-year increase of 24%. Our overall revenue growth depends on a number of factors, including our ability to:

•	attract new customers or retain existing customers;

•

sell our suite of value-added products, including our Pro product offerings, to our existing customers or earn referral fees from our payment processing and consumer financing partners as part of our FinTech offerings;

•	continue to improve the functionality of and develop new products for our platform for the trades we serve;

•	enhance our platform and develop new products and serve trades businesses in trades we do not yet serve;

•	provide our customers, their technicians, employees and other staff with the onboarding experience and ongoing level of support that they require;

•	invest financial and operational resources to support future growth in our contractor, partner and other third-party relationships;

•	expand our operations domestically and internationally;

•	partner with third-party financial services and technology providers that are reliable and meet the needs of the trades we serve or intend to serve;

•	retain and motivate existing personnel, and attract, integrate and retain new personnel;

•	successfully identify, acquire and integrate businesses, products or technologies that we believe could complement or expand our platform;

•	effectively plan for and model future growth; and

•	compete with other providers of software for the trades.

You should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics or key business metrics growth in future periods.

We expect our revenue growth rate to continue to fluctuate over the short term, and even if our revenue continues to increase, our revenue growth rate may decline in future periods as the size of our business grows and we achieve higher market adoption rates. Our opportunity for future growth also depends on other factors generally outside of our control, including changes in our customers’ budgetary constraints, end-customer use of the trades we serve, regulatory and macroeconomic conditions, business practices within the trades, increased competition and consolidation of businesses within the trades. We also expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue. Further, our revenue growth rate may experience increased volatility due to global societal and economic disruption. If we do not effectively address these risks and maintain revenue growth, the value of our capital stock could be adversely affected.

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have incurred net losses in each year since our inception, and we may not be able to achieve or maintain profitability in the future. We incurred net losses of $269.5 million and $195.1 million in fiscal 2023 and fiscal 2024, respectively. During the six months ended July 31, 2023 and 2024, we incurred net losses of $104.1 million and $91.7 million, respectively, and we had an accumulated deficit of $958.3 million as of July 31, 2024. Generally, we expect our costs will increase over time and our losses to continue as we expect to invest significant additional funds towards growing our business and operating as a public company. In addition, we have expended, and expect to continue to expend, substantial financial and other resources on product development; our technology infrastructure, including systems architecture, management tools, scalability, availability, performance and security, as well as disaster recovery measures; our sales, marketing and customer success organizations; our onboarding and support organizations; acquisitions or strategic investments; expansion efforts, including geographic, market and new industry expansion; and general administration, including legal and accounting expenses as well as the increased operating expenses due to being a public company. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could negatively impact our gross margins and prevent us from achieving or maintaining profitability or positive cash flows on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

If we fail to manage our growth effectively, our brand and reputation, business, financial condition and results of operations could be adversely affected.

We have experienced strong growth in our employee headcount, our reach across trades, the number of customers we serve and the number of transactions we process on our platform, and we expect to continue to experience growth in the future. For example, our employee headcount increased from 840 as of January 31, 2020 to 2,870 as of July 31, 2024, and we added employees both at our headquarters in Glendale, California and in a number of locations across the United States and internationally. Further, our revenue increased from $179.2 million for fiscal 2021 to $614.3 million for fiscal 2024. In addition, we have and may continue to pursue acquisitions to expand our business and operations. This rapid growth and organizational change have placed, and may continue to place, significant demands on our management and our operational and financial resources and could challenge our ability to develop and improve our operational, financial and management controls; enhance our reporting systems and procedures; recruit, train and retain highly skilled personnel; and maintain customer satisfaction.

Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our culture. As we serve a growing number of customers and facilitate a growing number of transactions on our platform, we must continue to improve and expand our IT and financial infrastructure, operating and administrative systems and relationships with various partners and other third parties. We have established research and development hubs and we rely on engineering contractors in international markets, and we may open additional offices in the future both in the United States and abroad. Because we employ personnel internationally, we are subject to additional risks customarily associated with foreign operations, such as labor and employment related risks, export compliance risks, risks related to political or regional instability and national security risks. For example, we previously engaged engineering contractors in Russia, Poland and other Eastern European countries. On February 24, 2022, Russia invaded Ukraine, and soon thereafter, in response to U.S. sanctions, we restricted access to our software for Russian engineers and arranged to move certain contractors out of Russia for the purpose of continuing to perform engineering services for us. These actions led to some limited disruptions in our development activities, and further disruptions may take place in nearby countries where we have operations like Armenia, Macedonia and Poland if the instability were to spread or the United States was to impose additional sanctions. These disruptions, and the outbreak of war in the area generally, have adversely affected, and could continue to adversely affect our business, financial condition and results of operations.

In addition, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and our calculated allocation of valuable management resources to grow and change in these areas without undermining the corporate culture of rapid innovation, teamwork and attention to customer success that has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and our ability to retain and attract customers, which could adversely affect our business, financial condition and results of operations.

Our results of operations are likely to fluctuate from period to period, which could cause the market price of our Class A common stock to decline.

Our results of operations may vary significantly from period to period, which could adversely affect our business, financial condition and results of operations and cause the market price of our Class A common stock to decline. As a result, you should not rely upon our historical results of operations as indicators of future performance. We expect that our results of operations will vary as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to increase the number of new customers and expand our existing customers’ use of our platform and services;

•	our ability to retain existing customers;

•	the growth of our existing and future customers and the expansion of their businesses;

•	the amount and timing of operating expenses related to maintaining and expanding our business, operations and infrastructure, including acquiring new and maintaining existing customers;

•	the timing and success of new products or platform features introduced by us or our competitors;

•	our ability to keep pace with technological advances and changes in practices and processes across the trades;

•	the budgeting cycles and purchasing practices of trades businesses;

•	general economic conditions, both domestically and in foreign markets;

•	changes in spending on home and commercial services, including as a result of economic trends, natural or man-made catastrophes and COVID-19 and pandemics generally;

•	the number of transactions processed on our platform;

•	changes in trades businesses or partner requirements or market needs;

•	changes in the way we organize and compensate our employees;

•	whether the industry for software for the trades develops more slowly than we expect;

•	our ability to successfully expand our business geographically and across the trades;

•	the timing and length of our sales cycles;

•	our ability to attract, develop, motivate and retain management and other skilled personnel;

•	the amount and timing of operating costs and capital expenditures related to the expansion of our business;

•	changes in the competitive landscape of our market, including consolidation among competitors or trades businesses;

•	changes in our pricing policies or those of our competitors;

•	insolvency or credit difficulties affecting our customers’ ability to purchase or pay for our platform;

•	significant cybersecurity breaches or other incidents impacting, technical difficulties with, or interruptions to, the use of our platform;

•	unusual expenses such as litigation or other dispute-related settlement payments or outcomes;

•	future accounting pronouncements or changes in our accounting policies or practices; and

•	changes in governmental or other regulations, including state and federal laws that affect our business and operations.

The variability and unpredictability of our results of operations could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other results of operations for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

If we fail to effectively develop and commercialize new products, enhance and improve our platform, expand the number of trades we support, respond to changes in trades business demands or preferences or adapt to changes in trade industry practices, processes and technological advances, we may not remain competitive.

Our ability to grow our customer base and increase revenue from customers will depend heavily on our ability to develop new products and enhance and improve our platform in order to meet the increasing needs of trades businesses across the trades we serve and intend to serve, respond to changes in customer demands and preferences, adapt to changes in trade industry practices, processes and technology and interoperate across an increasing range of devices, operating systems and third-party applications. Our customers may demand products and capabilities that our current platform does not have, or that our current platform cannot support, and we may need to invest significantly in research and development to build these products and capabilities. In addition, the trades businesses we serve experience their own rapid technological changes and evolving industry practices.

Any new product or platform enhancements we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implement new technologies before we are able to implement them, those competitors may be able to provide more effective products and services than ours at lower prices. Competitors may also develop and introduce new products or entirely new technologies to replace our existing platform, which could make our platform obsolete or adversely affect our business. New products or platform enhancements may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. Additionally, we may experience difficulties with software development, design or marketing that could delay or prevent our development, introduction or implementation of new products, features or capabilities. We have in the past experienced delays in our internally planned release dates of new products, features and capabilities, and there can be no assurance that new products, features or capabilities will be released according to schedule. If our research and development investments do not accurately anticipate customer demand, if we fail to realize the benefits of these investments by not achieving market acceptance, or our new products or platform enhancements suffer from performance or quality issues or are delayed, our business, financial condition and results of operations could be adversely affected.

We have incorporated and may continue to incorporate traditional AI, machine learning and GenAI solutions into our platform, offerings, services, and features, including those based on large language models, or LLMs, and these applications may become more important to our operations or to our future growth over time. We expect to rely on AI solutions to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI or at all. We may also fail to properly implement or market our AI solutions. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Our operations can be seasonal, and the results of our operations can vary from quarter to quarter and year-over-year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

Our financial results and cash needs may vary greatly from quarter to quarter and year to year depending on, among other things, the business performance of our customers, the seasonality inherent in some of our customers’ businesses (e.g., air conditioning demand peaking in summer months), extreme weather patterns (e.g., cold spikes causing increased demand for furnace and other home repairs), general economic conditions and the timing of holidays and other seasonal events. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. As we serve larger customers and as we enter different trade verticals, the sales cycle may increase the variation of our results from quarter to quarter and year to year.

Factors that adversely affect the trades industry, including industry consolidation, the increased prevalence of marketplaces for contractors, supply chain issues and labor shortages, could also adversely affect the demand for our platform and, as a result, our business, financial condition and results of operations.

We derive substantially all of our revenue from sales to trades businesses and transactions processed by such businesses. As a result, macroeconomic factors that negatively impact the trades industry, including industry consolidation, increased consumer reliance on online marketplaces connecting consumers to contractors, supply chain challenges, labor shortages and a lack of demand by consumers for the services provided by the trades, could also adversely affect our business, financial condition and results of operations.

Consolidation of trades businesses into larger industry participants within the trades has accelerated in recent years, and this trend could continue. We have in the past suffered, and may continue to suffer, reductions in subscriptions or non-renewal of customer subscriptions due to industry consolidation. We may not be able to expand sales of our subscriptions, Pro and FinTech products to existing or new customers enough to counteract any negative impact of industry consolidation on our business. New companies that result from such consolidation may decide to develop their own internal solutions or work with alternative providers. As these companies consolidate, competition to provide solutions and services will become more intense and establishing relationships with large industry participants will become more important. Additionally, these industry participants may also try to use their market power to negotiate price reductions for our subscriptions. If consolidation of our larger customers occurs, these consolidated companies may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on revenue from such consolidated companies to continue to achieve growth.

Trades businesses are also experiencing supply chain challenges, including shortages of equipment, manufactured goods and supplies, which negatively affect their ability to accept and perform certain jobs. Additionally, sharply rising prices of gasoline and other fleet management costs may affect the profitability of routes for technicians in the field, especially those involving large amounts of driving. When such supply chain shortages and issues arise, our customers may reduce their levels of spending, which could result in decreased demand for our platform, as well as a decrease in the transactions processed on our platform.

Moreover, trades businesses have experienced labor shortages as a result of an aging labor force and difficulty attracting new workers into the trades. These labor shortages can prevent trades businesses from accepting new jobs, limiting their businesses and reducing their revenues. The pricing of our subscription platform is partially based on the number of technicians employed by each of our customers, and any reduction in the skilled labor force hampers the growth of our customers and may negatively impact our revenues. Accordingly, our ability to efficiently provide our platform to trades businesses and to grow or maintain our customer base, and, as a result, our business, financial condition and results of operations, could be adversely affected by these and other factors that adversely affect the trades generally.

We have a limited operating history at our current scale in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we are not successful.

We have rapidly grown our business. For example, we first launched our platform in 2012, and our revenue has grown from $120.7 million in fiscal 2020 to $614.3 million in fiscal 2024. We have started to expand our sales focus to include large businesses, commercial services and construction customers, and expect to continue to explore new trades. We have also substantially increased our headcount, invested in expanding our direct sales force and customer support teams and otherwise enhanced and developed new solutions. Accordingly, we have a limited history of operations at our current scale, and our ability to forecast our future results of operations and to plan for future growth is more limited than that of companies with longer operating histories and subject to a number of uncertainties. These risks and uncertainties include our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•

expand our sales team and develop an efficient sales, marketing, customer success and onboarding program that effectively addresses the needs of the customers in the trades that we serve or intend to serve;

•	develop a scalable, efficient and reliable high-performance technology infrastructure;

•	deploy new products and solutions that address the needs of the trades that we currently serve or intend to serve;

•	hire, integrate and retain world-class talent;

•	continue to partner with third-party financial services and technology providers that are reliable and meet the needs of the trades that we serve or intend to serve;

•	successfully compete with other companies that currently offer, or may in the future offer, software and solutions to trades businesses in the trades;

•	increase revenue from our platform;

•	avoid interruptions or disruptions in our services or slower than expected load times for our services;

•

store, protect, use and otherwise process personal information in compliance with governmental regulation, contractual obligations and other legal obligations related to data protection, privacy and cybersecurity;

•	successfully expand our business across the trades;

•

predict and respond to general economic and market conditions, including those caused by pandemics such as the COVID-19 pandemic, political or social unrest or macroeconomic factors such as rising inflation, increased interest rates and lower consumer confidence;

•	successfully expand our geographic reach;

•	defend ourselves against litigation, regulatory, intellectual property, data protection, privacy, cybersecurity or other claims; and

•	manage a global workforce, including our growing team based in Armenia.

If we fail to address the risks, including those associated with the challenges listed above as well as those described elsewhere in this section titled “Risk Factors,” and difficulties that we face, our business, financial condition and results of operations could be adversely affected. Further, because we operate in a rapidly evolving market and have limited experience preparing financial forecasts, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history at our current scale or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We engage our team members in various ways, including direct hires, through professional employer organizations and as independent contractors. As a result of these methods of engagement, we face certain challenges and risks that can affect our business, operating results, and financial condition.

In the locations where we directly hire our employees, we must ensure that we are compliant with the applicable local laws governing team members in those jurisdictions, including local employment and tax laws. In the locations where we utilize professional employer organizations, or PEOs, we contract with the PEO for it to serve as “Employer of Record” for those team members engaged through the PEO in each applicable location. Under this model, team members are employed by the PEO but provide services to ServiceTitan. We also engage team members through a PEO self-employed model in certain jurisdictions where we contract with the PEO, which in turn contracts with individual team members as independent contractors. In all locations where we utilize PEOs, we rely on those PEOs to comply with local employment laws and regulations and to ensure our ownership of the intellectual property developed by the team members. We also issue equity to a substantial portion of our team members, including team members engaged through PEOs and to independent contractors, and must ensure we remain compliant with securities laws of the applicable jurisdiction where such team members are located.

Additionally, in some cases, we utilize independent contractors. When we utilize a PEO or independent contractors, we may not be operating in strict compliance with local laws and regulations. Additionally, the agreements executed between PEOs and our team members or between us and team members engaged under the independent contractor model, may not be enforceable depending on the local laws because of the indirect relationship created through these engagement models. Accordingly, as a result of our engagement of team members through PEOs, and of our relationship with independent contractors, our business, financial condition and results of operations could be materially and adversely affected. Furthermore, litigation related to our model of engaging team members, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business.

The impact of economic conditions, including the resulting effect on consumer spending and on our customers’ finances and operations, may adversely affect our business, financial condition and results of operations.

The trades are impacted by economic slowdowns, tightening of economic policies, tariffs on imported goods, fluctuations in interest rates, which can increase borrowing costs, and other actions that affect material and equipment pricing and availability such as higher inflation. Unfavorable or deteriorating market conditions, reductions in maintenance spend by commercial property owners or residential customers, the unavailability of specific materials or supplies, reductions in the availability of business financing, government action which prevents or hinders the rendering of on-premise services or similar circumstances could have an adverse impact on our business. Our revenue may decrease because trades businesses may generally choose to delay or decide against purchases of software or information systems in times of unfavorable economic conditions, because workforce challenges or governmental policies prevent sufficient labor to meet demand or because fewer transactions are processed on our platform, resulting in reduced fees to us. Furthermore, if the trades industry experiences a decrease in overall economic activity, the amount our customers are willing to pay for our products could be reduced. Contractors may also work on fewer jobs, which would result in a reduction in transactions processed over our platform. To the extent we do not effectively address these risks and challenges, our business, financial condition and results of operations could be adversely affected.

In addition, in the event of a general economic downturn or sudden disruption in business conditions, consumer and small business confidence, spending levels, access to credit and interest rates could be adversely affected, which could result in consumers delaying or foregoing purchasing primary or vacation residences, or purchasing smaller homes that may require lower-value home services, businesses foregoing investment or businesses or consumers delaying, foregoing or changing the scope of potential home or business projects. Decreased spend on home and commercial services could result in fewer transactions being processed over our platform, which could cause our revenue to decrease, and could also result in less income for our customers, hampering their ability to pay for our platform. These effects could adversely affect our business, financial condition and results of operations.

Our business is sensitive to events and trends that impact spend across the trades, including natural disasters, pandemics and climate change.

We have historically been, and will continue to be, sensitive to events and trends, including pandemics, natural disasters, extreme weather events and climate change, that result in changes in demand for trades businesses. For example, during the COVID-19 pandemic, increased time spent in the home led to a temporary increase in home services projects, and hotter temperatures caused in part by climate change have led to surges in demand during the summer for our customers’ HVAC repair services. Weather events and natural disasters can also have drastic impacts on our customers and technical infrastructure and network systems. If we do not adequately prepare our systems and organization, other similar events or trends could cause a surge in activity for our customers and lead to system failures and delays in customer support, among other effects, which could harm our brand, reputation and our business, financial condition and results of operations.

Pandemics, natural disasters, political crises and other unexpected events could also have a direct negative impact on our own operations. Our corporate headquarters are located in California, a region known for seismic activity and severe fires, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster, such as a fire, mudslide, flood or significant power outage. In addition, depending on the geographic location of the event, a natural disaster, or a series of smaller weather events caused by climate change, could cause performance problems with our technology infrastructure and operations, which could adversely affect our business, financial condition and results of operations.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, or outbreaks of pandemic diseases, including COVID-19, we may be unable to continue our operations and may experience system interruptions, which could impede our ability to serve technicians when they are needed most. Acts of terrorism and other geo-political unrest, including in Armenia, Macedonia, and Poland, where certain of our employees and engineering contractors are located, could also cause disruptions in our business or the business of our contractors, partners, vendors, or the economy as a whole. For example, we previously engaged engineering contractors in Russia, Poland and other Eastern European countries. On February 24, 2022, Russia invaded Ukraine, and soon thereafter, in response to U.S.

sanctions, we restricted our Russian engineering contractors’ access to our software and arranged to move certain contractors out of Russia for the purpose of continuing to perform engineering services for us. These actions led to disruptions in our development activities, and further disruptions may take place in nearby countries where we have operations like Armenia, Macedonia, and Poland if the instability were to spread or the United States was to impose additional sanctions. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate, and could generally adversely affect our brand, reputation, business, financial condition and results of operations.

The market for software designed to serve the trades is evolving, and our future success depends on the growth of the trades industry and our ability to adapt, keep pace and respond effectively to evolving markets.

Widespread acceptance and use of technology by the trades in general, and our platform in particular, is critical to our future growth and success. While we believe that our platform addresses a significant market opportunity, the market may develop more slowly than we expect. If the market for software designed to serve the trades does not develop further or develops more slowly than we expect, our business, financial condition and results of operations could be adversely affected. Demand for management software by trades businesses in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	general awareness of the availability of software designed to serve the trades;

•	ease of implementation of our platform by trades businesses, and our ability to decrease time-to-value for our customers;

•	availability, functionality and pricing of platforms and products that compete with ours;

•	changes in industry practices or methods that may or may not be addressed by our platform;

•	ease of adoption and use of our platform;

•	the reliability, performance or perceived performance of our platform, including interruptions to the use of our platform and products;

•	the development and awareness of our brand; and

•	privacy, data protection, or cybersecurity breaches or incidents impacting our platform or products.

If we are unable to successfully address these potential factors, our business, financial condition, results of operations and prospects could be adversely affected.

We face competition from both established and new companies offering services similar to ours, and many of our potential customers have developed, or could develop, proprietary solutions, all of which may have a negative effect on our ability to add new customers, retain existing customers and/or grow our business.

Our industry is highly competitive, and as we expand to serve additional industries and trades, we will compete against a growing number of companies and solutions specific to those industries and trades. We compete either directly or indirectly with software vendors offering point-specific tools for specific elements of trade workflows, horizontal solutions for generic functionalities, legacy on-premise field service management applications, and narrow bundled solutions for down-market trades businesses. Examples of these software vendors include Salesforce, SAP, FieldEdge, Workwave, ServiceTrade, AccuLynx, BuildOps, HouseCall Pro, JobNimbus and Jobber. The larger enterprises with whom we currently compete, or with whom we may compete in the future, have significant financial, technical, marketing and other resources, and they are able to devote meaningful resources to the development, promotion, sale and support of their solutions and services. Some existing solutions have extensive installed customer bases and broad customer relationships, together with longer operating histories and greater name recognition than we have. Moreover, certain trade verticals we explore may already be served by well-established companies, presenting a potential challenge in establishing a foothold within those markets.

As a result, these competitors may be better able to undertake more extensive marketing campaigns and/or offer their solutions and services at a discount to ours. To the extent any of our competitors have existing relationships with potential customers, customers may be unwilling or unable to purchase our subscriptions because of those existing relationships and this may limit our ability to successfully compete in certain markets or trades. Additionally, new entrants to the market are focused on fast and automated implementation of their solutions, and while their products do not have our complete product sets, they provide minimum functionality that small businesses may believe to be sufficient, especially if such businesses are willing to sacrifice functionality for speed of deployment. If we are unable to compete with these existing or potential competitors and/or their products, the demand for our platform, our customer counts, and the revenue we generate could decline, and our business, financial condition and results of operations could be adversely affected.

We have incorporated and are incorporating traditional AI, machine learning and GenAI into some of our products. This technology is new and developing and may present operational and reputational risks or result in liability or harm to our reputation, business, results of operations or customers.

While we have incorporated a number of AI features into our products and believe that providing AI tools and insights will become increasingly important to the value that our solutions and services deliver to our customers. As with many developing technologies, LLMs in particular are a new and emerging technology that is in its early stages of commercial use and presents a number of inherent risks and challenges that could affect further development, adoption, and use, and therefore our business. Due to the evolving nature of the algorithms and technology underpinning LLMs, there is a risk that our AI solutions could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors (e.g., LLM hallucinatory behavior that can generate irrelevant, nonsensical or factually incorrect results). Further, the content, analyses or recommendations generated by our LLMs could produce information or other content that infringes, misappropriates or violates the intellectual property rights of others. In addition, increasing use of AI creates opportunities for the potential loss or misuse of personal and other data that forms part of any data set, including any of our proprietary data assets derived from our customers’ use of our platform, that was collected, used, stored, or transferred to build our AI solutions. If our access to such data sets were materially impaired, we may also be unable to further build, train and offer our AI solutions. The occurrence of any of the foregoing could harm our reputation, business or customers and could result in additional lawsuits and regulatory investigations.

Moreover, our employees, third-party service providers, strategic partners, and other contractors or consultants may input inappropriate or confidential information into an AI system (in particular a system that is managed, owned or controlled by a third-party), thereby compromising our business operations, which may cause business operation disruptions, could divert the attention of management and key information technology resources, and possibly lead to security breaches, or the unauthorized access to or loss of our confidential information or other business data.

In addition, the use of AI involves significant technical complexity and requires specialized expertise. This specialized expertise can be difficult and costly to obtain given the increasing industry focus on AI development and competition for talent. As a result, it could be expensive for us to maintain and advance our AI developments. Further, our AI solutions rely on third-party proprietary machine learning algorithms and LLMs provided by third parties, such as Microsoft and OpenAI. If we are unable to continue to use such third-party assets, we may be unable to continue to provide our AI solutions which could harm our business and results of operations.

Additionally, the use of AI applications may result in future cybersecurity incidents that implicate the personal information of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could lead to litigation or other proceedings and liability, and may adversely affect our reputation, business and results of operations.

If any of our vendors, service providers, employees or contractors, use any AI solutions in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information, or that of our customers, into publicly available third-party training data sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our customers and our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI solutions, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business.

Additionally, any content created by using LLMs may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, the content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and may affect our ability to develop our AI solutions and features. While AI-related lawsuits to date have generally focused on the AI service providers themselves, our use of any output produced by a LLM may expose us to claims, increasing our risks of liability. For example, the output produced by LLMs may include information subject to certain rights of publicity or privacy laws or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our customers and our business or operations. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the GenAI tools used in our business, or if we experience cybersecurity incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights.

Further, social and ethical issues relating to the use of new and evolving technologies such as AI in our offerings, may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. AI presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability. Failure to address AI ethics issues by us or others in our industry could undermine public confidence in AI and slow adoption of AI in our products and services.

Moreover, as the regulatory framework for AI (and machine learning technology) evolves, it is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our business, including the way in which we use AI and machine learning technology. Our ability to provide AI-driven insights and products may also be constrained by current or future regulatory requirements that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways. Further, the cost to comply with such laws or regulations could be significant and could increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

We have estimated the size of our addressable market opportunity based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties’ projections, assumptions and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If such third-party or internally generated data proves to be inaccurate or we make errors in our projections, assumptions or estimates based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our addressable market opportunity or our future growth rate may be less than we currently estimate. In addition, these inaccuracies or errors may cause us to divert resources from more valuable alternative projects and harm our business.

The variables that go into the calculation of our market opportunity are subject to change over time, including the amount of customer GTV that we can recognize as revenue, and there is no guarantee that any particular number or percentage of addressable end customers or companies covered by our addressable target market opportunity estimates will purchase our platform at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors. Even if our addressable market meets our size estimates, our business could fail to grow at similar rates, if at all, or we could capture a percentage of customer GTV as revenue that is less than we currently expect. Accordingly, the information regarding the size of our addressable market opportunity included in this prospectus should not be taken as indicative of our future growth.

We may be unsuccessful in making, integrating and maintaining acquisitions, joint ventures and strategic investments.

We have in the past sought, and may in the future seek, to acquire or invest in businesses, joint ventures and platform technologies that we believe could complement or expand our platform, enhance our technology or otherwise offer growth opportunities. We also may enter into strategic relationships with other businesses to expand our platform, which could involve investments in other companies. Any acquisition, investment or strategic transaction, including past acquisitions such as Convex, may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, offerings, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their offerings are not easily adapted to work with our platform, their systems and operations are difficult to integrate or we have difficulty retaining their customers. Acquisitions, including integration efforts, may also disrupt our business, require significant resources, divert significant management attention and impose legal and regulatory burdens to the extent such transactions expand our geographic footprint.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Even if announced, we may not complete a transaction. The benefits of an acquisition or strategic transaction, including past acquisitions such as Convex, may also take considerable time to develop, and we cannot be certain that any particular transaction will produce the intended benefits. Further, acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances, incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and intangible assets. If we are unable to successfully identify, complete and integrate our acquisitions and strategic transactions, we may not realize the expected benefits of such transactions or become exposed to additional liabilities, and our business, financial condition and results of operations may be harmed.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand and reputation, our ability to maintain and expand our customer base will be impaired, and our business, operating results and financial condition may be adversely affected.

We believe that the ServiceTitan brand identity and awareness is critical to our sales and marketing efforts. We also believe that maintaining and enhancing the ServiceTitan brand is critical to maintaining and expanding our customer base and, in particular, conveying to customers that our platform offers capabilities that address the needs of the trades across a wide array of verticals. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive.

In addition, any unfavorable publicity about our company or our management, including about the quality, stability and reliability of our platform, changes to our platform, our privacy, data protection and cybersecurity practices, litigation, employee relations, regulatory enforcement and other actions involving us, as well as the perception of us and our platform by our customers and end customers, even if inaccurate, could cause a loss of confidence in us and adversely affect our brand. Such negative publicity also could have an adverse effect on the size and engagement of our customer base and could result in decreased revenue, which could have an adverse effect on our business, financial condition and results of operations.

We depend on our management team and other highly skilled personnel, and we may fail to attract, retain, motivate or integrate highly skilled personnel, which could adversely affect our business, financial condition and results of operations.

Our future success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key personnel throughout our organization. In particular, we are highly dependent on the services of Ara Mahdessian, our co-founder and Chief Executive Officer, and Vahe Kuzoyan, our co-founder and President, each of whom is critical to our ability to achieve our vision and strategic priorities. We rely on our management team in the areas of operations, security, research and development, sales and marketing, support and general and administrative functions. Our employees, including our executive officers, work for us on an “at-will” basis, which means they may terminate their employment with us at any time. If Mr. Mahdessian or Mr. Kuzoyan or one or more of our key personnel or members of our management team resigns or otherwise ceases to provide us with their services, this could impair our ability to execute our growth strategy, have a negative impact on our business, financial condition and results of operations, cause employee morale problems and the loss of key personnel or members of our management or clients.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill our current or future needs. Additionally, the former employers of our new employees may attempt to assert that our new employees have breached their legal obligations, which may be time-consuming, distracting to management and may divert our resources. Our culture and brand help us attract and retain highly skilled personnel in a competitive environment. We have in the past been, and may in the future be, subject to employment law-related claims and disputes. Any negative publicity resulting from such claims or disputes could adversely affect our ability to attract and retain skilled personnel, harm our brand and otherwise require us to use or divert financial and management resources.

Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines relative to our competitors, our ability to attract and retain highly skilled personnel may be harmed.

If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be adversely affected.

If we cannot create and maintain a successful company culture as we grow, our success and our business may be harmed.

We believe our current corporate culture fosters innovation, teamwork, passion and focus on execution and has contributed to our success. As we grow and develop our infrastructure, including as a public company, and expand our operations both geographically and across the trades, we may find it difficult to maintain our corporate culture and/or successfully adapt our corporate culture to appropriately adapt to ongoing changes. Any failure to preserve our culture and/or successfully adapt our culture to changing conditions could harm our future success, including our ability to recruit and retain qualified personnel, innovate and operate effectively, and execute on our business strategies. If we experience any of these risks in connection with future growth, it could impair our ability to attract new customers and retain existing customers and expand their use of our platform, all of which could adversely affect our business, financial condition and results of operations.

The adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally or concerns or rumors about any events of these kinds or other similar risks, have in the past led, and may in the future lead, to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or FDIC, as receiver. Similarly, Signature Bank and Silvergate Capital Corp. were each placed into receivership on March 12, 2023, and First Republic Bank was placed into receivership and substantially all of its assets and deposits were sold to JPMorgan Chase Bank on May 1, 2023. At the time that SVB failed, we maintained balances at SVB in excess of the federal insured limit. However, despite this circumstance, we successfully regained access to our funds held at SVB without incurring any losses. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the United States or applicable foreign government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions, or by acquisition in the event of a failure or liquidity crisis.

In addition, if any of our customers, vendors or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Risks Related to Our Customers and Revenue Model

Any failure to offer high quality support for our customers, including throughout the implementation process, may harm our relationships with our customers and, consequently, our business.

Our customers depend on our customer success teams to provide implementation, training and support services. We have previously experienced declines in our net promoter score and if we do not provide effective onboarding services or ongoing support, customers may not receive the full benefits of our platform, may delay or forgo future expansion of their use of our platform or may seek to terminate their agreements with us. Our reputation with prospective or current customers or the trades industry could also be damaged. The number of our customers has grown significantly and due to the complexity of our product, they often heavily rely on our customer success team, even for routine matters, which has put additional pressure on our customer success teams. If we experience increased customer demand for support, we may face increased costs that may harm our results of operations. As a result, if we are unable to provide efficient, high-quality customer support services, if we need to hire additional support resources, or if there is a market perception that we do not maintain high-quality customer support, our business, financial condition and results of operations could be adversely affected.

Our ability to increase our customer base and achieve broader market acceptance of our platform will depend on our ability to develop and expand our sales and marketing capabilities.

Sales of subscriptions to access our platform will depend to a significant extent on our ability to expand our sales and marketing capabilities, including adapting to new sales verticals such as commercial services and construction. It is difficult to predict customer demand, customer retention, the size and growth rate of the trades industry, the entry of competitive products or the success of existing competitive products. Our sales efforts involve educating prospective customers about the uses and benefits of our Core and add-on products. We expect that we will continue to need intensive sales efforts to educate prospective customers about the uses and benefits of our platform, and we may have difficulty convincing prospective customers of the value of adopting our platform. Identifying, recruiting and training qualified sales representatives is time-consuming and resource-intensive, and they may not be fully-trained and productive for a significant amount of time following their hiring, if ever. In addition, the cost to acquire customers is high due to these considerable sales and marketing efforts.

We also dedicate significant resources to marketing programs, including telemarketing, branded events and digital advertising through services such as Google AdWords. The effectiveness and cost of our online advertising has varied over time, and may vary in the future, due to competition for key search terms, changes in search engine use, changes in the search algorithms used by major search engines and laws, regulations and other obligations relating to privacy or data protection that affect online advertising. These efforts will require us to invest significant financial and other resources. We rely on a variety of direct marketing techniques, including telemarketing, email marketing and direct mail. Our marketing activities, and the marketing activities of our customers, are regulated under laws such as the Telephone Consumer Protection Act, the Telemarketing Sales Rule, and any state equivalents, and various other federal and state laws regarding marketing and solicitation, as well as general data protection laws, including the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM, and various state privacy laws, including the California Consumer Privacy Act, or the CCPA, and other recently passed state laws, that govern these activities and impose significant restrictions on us and our customers. Any violations or perceptions of violations of these laws and regulations may harm our business, financial condition and results of operations. Additionally, any changes to the above-mentioned laws, or any applicable privacy, data protection and cybersecurity laws, their interpretation, or enforcement of such laws by the government or private parties that further restrict the way we interact with our potential customers or generate leads could adversely affect our ability to attract customers and could harm our business, reputation and brand, financial condition and results of operations. See “—Risks Related to Data Privacy, Data Protection, Cybersecurity and Technology—The collection, storage, use, disclosure and other processing of personal information are governed by a rapidly evolving framework of privacy, data protection, cybersecurity, data transfers or other laws or regulations worldwide may limit the use and adoption of our services and adversely affect our business.”

Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. Even if we are successful in convincing prospective customers of the value of our platform, they may decide not to purchase a subscription for a variety of reasons, some of which are out of our control. We spend substantial time and resources on our sales efforts without any assurance that our efforts will result in a sale. The failure of our efforts to secure sales after investing resources in a lengthy sales process could adversely affect our business, financial condition and results of operations.

In the future, we may implement changes to our pricing model. However, there is a possibility that these modifications may not achieve the intended effectiveness, potentially posing challenges in sustaining customer satisfaction, retention and overall revenue generation. Failure to achieve the desired outcomes could adversely affect our business, financial condition and results of operations.

A majority of our customers are small- and medium-sized businesses, which can be more difficult and costly to retain than large businesses and may increase the impact of economic fluctuations on us.

A majority of our customers are small- and medium-sized businesses, or SMBs, and we expect they will continue to comprise a large portion of our customer base for the foreseeable future. We define SMBs in the context of our customer base as customers that have fewer than 1,000 employees. Selling to and retaining SMBs can be more difficult than retaining large businesses, as SMBs often have higher rates of business failure and more limited resources. SMBs may not have sufficient office resources or may be constrained by other factors, such as seasonality, which makes it difficult for them to dedicate resources to the implementation, onboarding and training necessary to obtain the full benefits of our platform. SMBs are also typically more susceptible to the adverse effects of economic fluctuations. Adverse changes in the economic environment, or business failures of our SMB customers, may have a greater impact on us than on our competitors who do not focus on SMBs to the extent that we do.

Risks Related to Reliance on Third Parties

We rely on software and services licensed from other third parties. Defects in or the loss of software or services from third parties could increase our costs and adversely affect the quality of our service.

We rely upon certain partners, vendors and other service providers to provide software employed by our platform or customers using our platform, including to enable cloud-based phones and GPS, payments, and manage customer payroll, and it is possible that such software may not be reliable or easy to replace. We may in the future have disputes with certain of our partners, vendors and other service providers. If, in connection with such a dispute, a partner, vendor or service provider terminates its relationship with us or otherwise limits the provision of their software or data to us, the availability or usage of our platform could be disrupted. If the partners, vendors and other service providers we rely upon cease to provide access to the software and/or data that we and our customers and consumers use, whether in connection with disputes or otherwise, do not provide access to such software and/or data on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software and/or data from other sources, which may be more expensive or inferior, or may not be available at all, any of which could adversely affect our business.

Our customers’ experience and satisfaction depend upon the interoperability of our platform across devices, operating systems and third-party applications that we do not control.

An important feature of our platform is its broad interoperability with a range of devices, web browsers, operating systems and third-party applications. We have integrations with Bandwidth, Twilio and DialPad and a variety of other vendors. As part of our integrations with certain vendors, we have had to make concessions limiting our ability to engage with such vendor’s competitors, which could potentially impact our customer experience and our ability to interoperate with other third-party applications. Our Application Programming Interfaces, or APIs, enable customers to connect other third-party software, applications, partner services and data to our platform. Accordingly, we are dependent on the accessibility of our platform across web browsers, operating systems and the third-party applications that we often do not control. Third-party applications, products and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their applications that some of our customers may rely upon. If our platform has integration or operability failures with these operating systems or third-party applications, customers may not adopt our platform or our APIs and related functionality may not be useful to customers, which could adversely affect our business, financial conditions, results of operations. Additionally, as our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors or third-party services on our platform modify their technologies, standards or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors’ products or services, our platform, business, financial condition and results of operations could be adversely affected.

We rely on third-party data centers, such as Azure, to host and operate our platform, and any disruption of or interference with our use of these facilities may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business to suffer.

Our customers depend on the continuous availability of our platform. We currently host our platform and serve our customers primarily using Microsoft Azure, or Azure. Consequently, we may be subject to service disruptions, as well as failures to provide adequate support, for reasons that are outside of our control, including:

•	the performance and availability of Azure and other third-party providers of cloud infrastructure services with the necessary speed, data capacity and security for providing reliable services;

•

decisions by Azure and other owners and operators of the data centers where our cloud infrastructure is deployed to terminate our subscriptions, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy or prioritize the traffic of other parties;

•	physical break-ins, acts of war or terrorism, human error or interference, including by disgruntled employees, former employees or customers and other catastrophic events; and

•	cyberattacks, including denial of service attacks, targeted at us, our data centers or the infrastructure of the Internet.

The adverse effects of any service interruptions on our reputation, results of operations and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers have a low tolerance for interruptions of any duration.

To meet the performance and other requirements of our customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our cloud infrastructure operations. Any renegotiation or renewal of our agreement with Azure, or a new agreement with another provider of cloud-based services, may be on terms that are significantly less favorable to us than our current agreement. Additionally, these new technologies, which include databases, application and server optimizations, network strategies and automation, are often advanced, complex, new and untested, and we may not be successful in developing or implementing these technologies. It takes a significant amount of time to plan, develop and test improvements to our technologies and cloud infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. To the extent that we do not effectively scale our infrastructure to meet the needs of our growing customer base and maintain performance as our customers expand their use of our platform, or if our cloud-based server costs were to increase, our business, financial condition, results of operations and prospects could be adversely affected.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and results of operations.

We procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, directors’ and officers’ liability, occupational accident liability for customers and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving services, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving services, and we may have to pay high premiums, self-insured retentions or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, they would be unable to pay any operations-related claims that we make. Further, some of our agreements with vendors require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these vendor agreements.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles when our policies are renewed or replaced. Our business, financial condition and results of operations could be adversely affected if (i) the cost per claim, premiums or the number of claims significantly exceeds our historical experience and coverage limits, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance providers fail to pay on our insurance claims, (iv) we experience a claim for which coverage is not provided or (v) the number of claims under our deductibles differs from historical averages.

We are subject to payment processing risk.

We rely on third-party payment processors to collect subscription fees and other usage-based revenue from our customers. Under our commercial agreements, such payment processors may terminate the relationship with advanced notice. If one of our payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would be required to find alternative payment processors and may not be able to secure similar terms or replace such payment processors in an acceptable time frame. An inability to charge our customers or collect revenue for an extended period could affect our cash flows and impair our business, financial condition and results of operations.

While we do not process any payments for the end customers, we do have complex relationships with third-party processors where we generate revenue through referral agreements and as an independent sales organization, or ISO. A significant portion of payments by the end customers are made by credit card or debit card using these third-party payment services to which our customers have a direct contractual relationship. If one of these third-party processors terminates its relationship with us or refuses to renew its partnership with us on commercially reasonable terms, or the software and services provided by our payment processors does not meet our customer’s expectations, we may be required to find an alternative payment processor or consider offering new payment options and products ourselves that may be subject to additional regulations and risks. None of our agreements with payment processors are exclusive, however, our agreements with certain payment processors limit our ability to induce existing customers to migrate to alternative payment processors, which could potentially impact our customers’ experience or satisfaction with our services. We are also subject to a number of other laws and regulations relating to the financial solutions we offer, including with respect to money laundering, privacy and cybersecurity. If we fail to, or are alleged to fail to, comply with applicable regulations, we may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines or higher transaction fees and may lose the ability to offer financial solutions to customers, which could make our platform less convenient and attractive to trades businesses. We also rely on data provided by third parties for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

In addition, we are subject to the Payment Card Industry Data Security Standard, or PCI DSS. The PCI DSS is a specific set of comprehensive security standards required by credit card brands for enhancing payment account data security, including, but not limited to, requirements for security management, policies, procedures, network architecture and software design, certification requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. Our third-party payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some customers, be costly to implement, or difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and lose our ability to offer payment solutions to customers. Compliance does not guarantee a completely secure environment and notwithstanding the results of a compliance assessment there can be no assurance that payment card brands will not request further compliance assessments or set forth additional requirements to maintain access to credit card processing services. Compliance is an ongoing effort and the requirements evolve as new threats are identified. In the event that we were to lose PCI DSS compliance status (or fail to renew compliance under a future version of the PCI DSS), or if our data security systems are breached or compromised, we may be liable for card-issuing banks’ costs, subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments. We have also agreed to indemnify our third-party payment processors for violating payment card networks rules. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

Risks Related to Data Privacy, Data Protection, Cybersecurity and Technology

If we or our third-party service providers experience a cybersecurity breach or other incident, including any breach or incident that allows, or is perceived to allow, unauthorized access to our platform or our Sensitive Information, our reputation and brand, business, financial condition and results of operations could be adversely affected.

We rely on our own, and our third-party service providers’, platforms, computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business, or collectively, IT Systems. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services. Because we make extensive use of third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, disruptions to or unauthorized access to third-party IT Systems can materially impact our operations and financial results. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our information systems to respond to changes in our business needs, our ability to run our business could be adversely affected. It is also possible that our competitors could develop better platforms than ours, which could adversely affect obtaining and retaining our customers. Any of these or other systems related problems could, in turn, adversely affect our business, reputation and brand, results of operations and financial condition.

We may rely on third parties when deploying, servicing or otherwise operating our IT Systems, and in doing so, expose them and therefore us to security risks outside of our direct control. Specifically, certain third parties who create applications that integrate with our platform may receive, store or otherwise process our and our customers’ information, including confidential, sensitive, personal information and other information about individuals, our customers, employees, contractors and business partners, including email addresses, physical addresses, phone numbers, Social Security numbers, credit card data and personally identifiable information, as well as trade secrets and other proprietary business information, or collectively, Sensitive Information. Our third-party service providers may fail to adequately secure their or our IT Systems or our Sensitive Information. Our third-party service providers’ IT Systems have been, and may in the future be, breached or contain exploitable defects or “bugs” that could result in a breach of or disruption to our or our third-party service providers’ IT Systems and other cybersecurity risks discussed below. Our ability to monitor our service providers’ security is limited, and, in any event, third parties may be able to circumvent those security measures. Moreover, techniques used to obtain unauthorized access to systems and networks, as discussed in more detail below, change frequently and may not be known until launched against us or our third-party service providers. These risks also are heightened when service providers work remotely.

The use of our platform involves the transmission, storage and processing of Sensitive Information. The secure processing, maintenance, transmission and storage of our Sensitive Information is critical to us, and we devote significant resources to protecting this information. Additionally, remote working arrangements at our company, and many of our third-party providers, increases cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. The unprecedented scale of remote work may require additional personnel and resources, which nevertheless cannot be guaranteed to fully safeguard all IT Systems and information upon which we rely.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Sensitive Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing (including on our customers and end customers), malware (including ransomware attacks), malfeasance by insiders, human or technological error, or other techniques used to obtain unauthorized access, disable or degrade services or sabotage systems, and as a result of malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, products or services. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including AI—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or cybersecurity breaches or other incidents, or to avoid a material adverse impact to our IT Systems, Sensitive Information or business. In this fast-changing threat environment, our efforts may not be sufficient to identify all gaps, threats and vulnerabilities or prevent a cybersecurity breach or other incident. If we or our third-party service providers fail to respond appropriately to any identified gaps, threats or vulnerabilities, including by providing adequate funding and prioritizing strategic initiatives, or if we or our third-party service providers fail to adequately identify the gaps, threats or vulnerabilities, we face greater risk of a security incident. Notwithstanding our efforts, we and our third-party service providers have failed to and may in the future fail to detect cybersecurity breaches or other incidents, including breaches or incidents that may compromise our Confidential Information, and may face difficulties or delays in identifying any such breaches or incidents. Such breaches or incidents have resulted in and may in the future result in theft, loss, damage, or unavailability of, or unauthorized access to or use, disclosure, modification or other processing of, Sensitive Information, loss of access to data or systems or cause other business delays or disruptions.

Third parties may attempt to compromise our employees and their access into internal IT Systems to gain access to accounts, our Sensitive Information or our IT Systems. Employee error, malfeasance or other errors could result in an actual or perceived cybersecurity breach or other incident. This risk may be heightened as we transition to an increasingly distributed workforce. In addition, our employees, customers or end customers may also be subject to cyberattacks (including social engineering/phishing) or otherwise disclose or lose control of their passwords, or use the same or similar passwords on third parties’ systems, which could lead to unauthorized access to their accounts on our platform.

Any unauthorized or inadvertent access to, or an actual or perceived cybersecurity breach or other incident impacting, our IT Systems or those of our third-party service providers, could result in an actual or perceived loss or unavailability of, unauthorized access to, or unauthorized use, disclosure, modification or other processing of, our Sensitive Information, regulatory investigations and other proceedings, orders and other obligations, claims, demands and litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities and our platform may be perceived as insecure and we may lose existing customers or fail to attract and retain new customers. We also could be required to divert substantial resources to prevent further cybersecurity breaches or other incidents. We have experienced such incidents in the past and may experience similar incidents in the future. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any such breach or other incident affecting us, our third-party service providers, customers or end customers, or the perception that one has occurred, could also materially damage our reputation and adversely harm our business, financial condition and results of operations, including reducing our revenue, causing us to issue credits to customers, negatively impacting our ability to accept and process customer payment information, eroding our customers’ trust in our services and solutions, subjecting us to costly notifications to customers and individuals and costly remediation measures, resulting in loss of, and harming our ability to retain customers, harming our brand or increasing our cost of acquiring new customers, or subject us to claims by third parties that we have breached our privacy-, data protection-, cybersecurity- or confidentiality-related obligations that could materially increase our costs, adversely impact how we operate our IT Systems and collect and use customer information and competitively disadvantage our business. In addition, many governments, including all fifty states in the United States, have enacted laws requiring companies to notify individuals of certain breaches involving Sensitive Information. These mandatory disclosures regarding such a breach are costly to implement and often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. The release of Sensitive Information may also lead to identity theft and related fraud, litigation, investigations, claims or other proceedings against us by affected individuals, customers and/or by regulators, or public statements against us by advocacy groups or others, and the outcome of such proceedings, which could include penalties or fines and could have a material and adverse effect on our business, financial condition and results of operations. In addition, we may incur large expenditures to investigate or remediate, to recover information, to repair or replace networks or IT Systems, to protect against similar future events or to comply with existing and future cybersecurity, data protection and privacy laws and regulations. In addition, the costs of maintaining adequate protection and insurance coverage against such threats, as they develop in the future (or as legal requirements related to cybersecurity increase) could be material.

We maintain technology errors, omissions and cyber liability insurance policies covering certain damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred relating to any breach or incident relating to privacy, data protection or cybersecurity, or that insurance will continue to be available to us on economically reasonable terms, or at all. Further, if another company within our industry experiences a high-profile breach or incident this might lead to a loss of trust in our industry generally, which could adversely impact our reputation and brand, and adversely harm our business and financial condition.

Real or perceived defects, errors, or vulnerabilities in our platform could harm our reputation and adversely affect our business, financial condition and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. Our practice is to effect frequent releases of software updates, sometimes multiple times per day. The third-party software that we incorporate into our platform may also be subject to errors or vulnerabilities. Any errors or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of customers or loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of information of customers on our platform, or otherwise result in a cybersecurity breach or other incident. If we or our third-party service providers experience a cybersecurity breach or security incident, including any breach or incident that allows, or is perceived to allow, unauthorized access to our platform or our customers’ information, our reputation, business, financial condition and results of operations could be adversely affected. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect our business, reputation, brand, financial condition and results of operations.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of customers.

Our business depends on our customers’ access to our platform via a mobile device or personal computer and the Internet. Mobile operating systems, such as Android and iOS, and their respective application marketplaces that make our mobile applications available, are especially important in the context of our solution, as we address the needs of technicians in the field across trades businesses. Any changes in such systems and application marketplaces that degrade the functionality of our mobile applications or give preferential treatment to our competitors’ mobile applications could adversely affect our platform’s usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our mobile applications available to our customers or their end customers, make changes that degrade the functionality of our mobile applications, increase the cost of using our mobile applications, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of our apps, our platform could be adversely impacted. Further, as new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our mobile applications.

In addition, we may operate in jurisdictions that provide limited Internet connectivity. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt or increase the cost of customers’ ability to access our platform.

Frequent or persistent interruptions could cause existing or prospective customers to believe that our platform is unreliable, leading them to switch to our competitors, which could materially adversely affect our reputation and brand, business, financial condition, results of operations and prospects. In addition, the Internet infrastructure that we and trades businesses rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our platform. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

The collection, processing, storage, use and disclosure of personal information are governed by a rapidly evolving framework of privacy, data protection, cybersecurity, data transfers or other laws or regulations worldwide and limit the use and adoption of our services and adversely affect our business.

We receive, store, process and use a large volume of personal information and other customer information from a wide range of sources, including customers, potential customers, vendors and employees. There are numerous federal, state, local and international laws and regulations regarding privacy, data protection, cybersecurity, marketing and telemarketing activities and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other information, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions, or conflict with other rules or other actual or asserted obligations. We also post privacy policies, which we are legally obligated to comply with and are subject to contractual obligations to third parties related to privacy, data protection and cybersecurity. As a result, we are subject to federal, state, local and international laws regarding data protection, privacy, cybersecurity, and the storing, sharing, use, disclosure and protection of personal information. The regulatory framework for data protection, privacy and cybersecurity worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or obligations or our practices.

Regulation of data protection, privacy and cybersecurity in the United States has increased, particularly at the state level. Several states in which we operate or may in the future operate have begun enacting new data privacy laws. For example, California’s Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, collectively, the CCPA, introduces new rights for California residents and obligations for covered businesses collecting, using, disclosing and processing personal information. The enactment of the CCPA has prompted a wave of similar legislative development in numerous U.S. states, including laws in Virginia, Colorado, Connecticut, and Utah. These new laws, and others that will be effective in the coming years, including privacy laws in Delaware, Florida, Indiana, Iowa, Montana, New Jersey, Oregon, Tennessee and Texas, could further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers. In addition, the development of numerous U.S. state laws creates the potential for a patchwork of overlapping but different state law requirements. For example, in order to comply with the varying state laws around breaches involving information, we must maintain adequate security measures, which require significant investments in resources and ongoing attention. We also may record phone calls with our customers, and with respect to the use of personal information for direct marketing purposes–both via telephone calls and email and text-based messaging–laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act, the CAN-SPAM, and use of personal information in relation to other state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act. In particular, the Telephone Consumer Protection Act, the Telemarketing Sales Rule as interpreted and implemented by the Federal Communications Commission, or FCC, and U.S. courts, or, collectively, the TCPA, impose significant restrictions on the use of telephone calls and text messages to residential and mobile telephone numbers as a means of communication when prior consent of the person being contacted has not been obtained. Additionally, the CAN-SPAM establishes specific requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. In addition, there is a risk if our customers or end customers use our platform in a manner that does not comply with applicable law or our policies. See “—Risks Related to Data Privacy, Data Protection, Cybersecurity and Technology—Our customers’ and end customers’ violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation and brand, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate or fraudulent information distributed via our platform.” Our and our customers’ activities must comply with the above-mentioned laws.

In addition, data protection, privacy and cybersecurity laws outside the United States, including in the European Union or United Kingdom, may impose obligations on us, directly or by contract. For example, the General Data Protection Regulation imposes various requirements regarding the processing of personal information, including requirements regarding transparency, lawfulness of processing, privacy rights, compliant contracting, data minimization, data breach notification, data re-usage, data retention, security of processing and international data transfers. A number of legislative proposals in the European Union have imposed, and could continue to impose, new obligations in areas affecting our business, including the Artificial Intelligence Act and the Data Act. Some countries are considering passing, or have passed, legislation implementing data protection requirements or requiring local storage and processing of information, or similar requirements, that could increase the cost and complexity of delivering our services, and new countries and territories are adopting such legislation or other obligations with increasing frequency. With various U.S. and foreign laws and regulations imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these laws and regulations, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations or to increase penalties significantly, we may face challenges in addressing their requirements and making necessary changes to our policies, practices and commercial agreements, and may incur significant costs and expenses in an effort to do so, which could result in potential liability and adversely affect our business.

These federal, state, local and international laws and regulations, which, as mentioned, in some cases can be enforced by private parties in addition to government entities, are increasingly restricting the collection, processing and use of personal information. We continue to monitor changes and laws and regulations, and compliance with current and future customer privacy, data protection and cybersecurity laws and regulations could result in higher compliance, technical or operating costs. Any failure or perceived failure by us to comply with these laws and regulations, our privacy policies, our obligations to customers or other third parties, or any of our other actual or asserted obligations relating to privacy, data protection or cybersecurity may result in governmental investigations or enforcement actions, litigation (including individual or class action lawsuits), claims or public statements against us by consumer advocacy groups or others, and could result in significant monetary liability, fines, penalties, loss of customers, reputational harm and loss of goodwill, or cause our customers to lose trust in us, which could have an adverse effect on our reputation and brand and have a material and adverse effect on our business, financial condition and results of operations.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our services. Additionally, if third parties we work with, such as vendors or service providers, violate applicable laws or regulations or our policies, such violations may also put our customers’ information or other information maintained or otherwise processed in our business at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, disclosure or other processing of our customers’ information, or regarding the manner in which the express or implied consent of customers for the collection, use, retention, disclosure or other processing of such information is obtained, could increase our costs and require us to modify our products and services, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process customer information or other information or develop new products and services.

Our customers’ and end customers’ violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams and website links to harmful applications, record calls without consent or for other fraudulent or illegal activity could damage our reputation and brand, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate or fraudulent information distributed via our platform.

Our customers and end customers may use our platform to make telephone calls and send short message services, or SMS, text messages to our customers. In particular, the TCPA imposes significant restrictions on the use of telephone calls and text messages to residential and mobile telephone numbers as a means of communication when prior consent of the person being contacted has not been obtained. Our customers’ use of our platform for marketing activities must comply with the above-mentioned laws. Despite our ongoing and substantial efforts to limit such use, certain customers or end customers may use our platform to transmit unauthorized, offensive or illegal messages, calls, spam, phishing scams and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, launder money, traffic drugs, fraudulently sell goods or services, use credit or debit cards in an unauthorized manner, record conversations without proper notice or consent, and report inaccurate or fraudulent data or information. While these actions are in violation of our policies, our efforts to defeat spamming attacks, illegal robocalls and other fraudulent activity will not prevent all such attacks and activity. Additionally, if the measures we have taken are too restrictive and inadvertently screen proper transactions, this could diminish our customer experience. Violations of the TCPA may be enforced by the FCC or by individuals through litigation, including through costly class actions, of which numerous suits under federal and state laws have been filed in recent years against companies who conduct telemarketing and/or SMS texting programs, resulting in multi-million dollar settlements to the plaintiffs. In addition to costly and time-consuming litigation, statutory penalties for TCPA violations range from $500 to $1,500 per violation, which has been interpreted to mean per phone call and/or text message sent and therefore the fines and settlement amounts can be very significant. Due to the evolving interpretation of the TCPA’s restrictions, and the highly litigated nature of the TCPA, our and our customers’ business and results of operations may be adversely affected by regulators, including the FCC, or the courts interpreting the TCPA restrictions differently than we do, by actual or perceived violations of the TCPA, as well as by lawsuits or other claims against us and our customers relating to violations of the TCPA. The outcome of such proceedings may not be favorable, and one or more unfavorable outcomes could have a material adverse impact on our financial condition. Additionally, any changes to the TCPA, its interpretation, or enforcement of it by the government or private parties that further restrict the way we or our customers’ contact and communicate with potential customers or generate leads could harm our business, financial condition and results of operations. Additionally, we also send marketing messages via email and are subject to the CAN-SPAM, which establishes specific requirements for commercial email messages and outlines penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content, and obligates, among other things, the sender of commercial emails to provide recipients with the ability to opt out of receiving future commercial emails from the sender. As laws and regulations, including FTC and FCC enforcement thereof, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us or our customers, or our employees or third parties acting at our direction, to abide by applicable laws and regulations could adversely impact our business, reputation and brand, financial condition and results of operations or subject us to fines or other penalties.

Such illegal use of our platform could damage our reputation and brand and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence or fraud. Moreover, our customers’ and end customers’ promotion of their products and services through our platform might not comply with federal, state and foreign laws. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law. Although we retain the right to verify that customers and end customers are abiding by our policies, our customers and end customers are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or end customers to confirm compliance with our policies. Although Section 230 of the Communications Decency Act currently limits liability for third-party content posted on internet platforms, we cannot predict whether that protection will remain in effect.

We also may record phone calls on behalf of our customers, and our customers may also record phone calls that are placed through our platform. The actual or perceived improper calling of customer phones or recording of customer calls may subject us to potential risks, including claims, demands and litigation, regulatory demands, investigations and other proceedings, and fines, penalties, monetary and other settlements, and other liabilities relating to laws, regulations or other actual or asserted obligations, including consumer protection laws and regulations or certain laws and regulations that require consent, including the consent of all parties in certain states, for recording. Any future such litigation or other proceedings against us, regardless of whether or not they have merit, could be costly and time-consuming to defend and may distract management and technical personnel. Among other potential claims, federal or state regulatory authorities or private groups or individuals may claim that our notices, disclosures, form or manner of obtaining consent or our policies or practices relating to these matters are not adequate or violate applicable law or other actual or asserted obligations, such as industry standards. For example, there has been a rise in lawsuits alleging violations of wiretap laws, particularly in California. Successful lawsuits alleging violations of the California Invasion of Privacy Act can result in statutory penalties of $5,000 per violation.

Risks Related to Our Intellectual Property

If we do not adequately protect our intellectual property and our data, our business, financial condition and results of operations could be materially adversely affected.

We rely on a combination of trademark, trade secret, copyright and patent law and contractual restrictions to protect our intellectual property. However, effective trademark, trade secret, copyright and patent protection is expensive to develop and maintain, both in terms of initial and ongoing applicable registration requirements and expenses and the costs of maintaining, defending and enforcing our registered intellectual property rights. We make business decisions about when to seek patent protection for a particular technology feature of our and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even when we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our platform or other proprietary technology. Given the costs and expenses of obtaining, maintaining, protecting, exploiting, defending and enforcing our registered intellectual property rights, we may choose not to obtain, maintain, protect, exploit, defend or enforce certain intellectual property rights that later turn out to be important. Further, we may not timely or successfully apply for a patent or register our trademarks or otherwise secure our intellectual property. Our efforts to protect, maintain or enforce our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could adversely affect our business, financial condition and results of operations.

In addition, we attempt to protect our intellectual property, proprietary technology and confidential information by requiring our employees and consultants who contribute to the development of intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and our vendors, customers, business partners and other third parties we share information with to enter into nondisclosure agreements. These agreements may not effectively assign all intellectual property rights to us or prevent unauthorized use or disclosure of our confidential information, trade secrets, intellectual property or proprietary technology and may not provide an adequate remedy in the event of unauthorized use, misappropriation or disclosure of our confidential information, trade secrets or proprietary technology, or infringement or misappropriation of our intellectual property. Additionally, any such agreement with respect to the assignment of intellectual property rights may be breached and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our platform or other software, technology and functionality or obtain and use information that we consider proprietary. In addition, unauthorized parties may also attempt, or successfully endeavor, to obtain our proprietary technology, confidential information and trade secrets through various methods, including through cybersecurity attacks, reverse engineering and legal or other methods of protecting this data may be inadequate.

We have in the past been, and may in the future be, subject to others infringing our intellectual property rights. Competitors have adopted, and may continue to adopt, service names similar to ours, thereby harming our ability to build brand identity and possibly leading to end-customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks that are similar to our trademarks. We believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Additionally, litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others.

Intellectual property infringement or misappropriation assertions by third parties could result in significant costs and adversely affect our business, financial condition, results of operations and reputation.

We operate in an industry with frequent intellectual property litigation. Other parties have in the past asserted, and may assert in the future, that we have infringed or misappropriated their intellectual property rights. We could be required to pay substantial damages or cease using intellectual property or technology that is deemed infringing or misappropriating. In addition, despite our efforts to ensure that our employees, consultants, vendors and service providers do not use the intellectual property and other proprietary information or know-how of third parties in their work for us, we have in the past been, and may in the future be, subject to claims that we or our employees, consultants, vendors or service providers have inadvertently or otherwise used or disclosed intellectual property, including copyrighted materials, trade secrets, software code or other proprietary information, of a former employer or other third parties.

Further, we cannot predict whether assertions of third-party intellectual property rights or claims arising from such assertions would substantially adversely affect our business, financial condition and results of operations. The defense of these claims and any future infringement or misappropriation claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. In addition, we may be unable to meet our obligations to customers under our customer contracts or to compete effectively, and our revenue and operating results could be adversely impacted. We might also be obligated to indemnify our customers or other companies in connection with any such litigation and to obtain licenses, modify our platform or refund fees, which could harm our financial results. Further, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s patent or copyright rights, cease making, licensing or using products that are alleged to incorporate or infringe the intellectual property of others, expend additional development resources to redesign our offerings, and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms favorable to us, or at all. In any event, we may need to license intellectual property from third parties which may require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could adversely affect our business, reputation, financial condition, results of operations and reputation.

Our platform, including our purpose-built AI solutions such as Titan Intelligence, contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could compromise the proprietary nature of our platform or could require disclosure of affected proprietary software source code.

Our platform, including our purpose-built AI solutions such as Titan Intelligence, contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the software. In addition, open-source projects may have security and other vulnerabilities and architectural instabilities or may be otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business.

If we combine our proprietary software with open-source software in a certain manner, we could, under certain “copyleft” open source licenses, be required to release the source code of our proprietary software under the terms of such an open source software license, which could require us to offer our source code at little or no cost or grant other rights to our intellectual property. This could enable our competitors to create similar offerings with lower development effort, resources and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the release of the affected portions of our source code, we could be required to purchase additional licenses, expend substantial time and resources to re-engineer some or all of our software or cease use or distribution of some or all of our software until we can adequately address the concerns.

Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. Although we have certain procedures in place to monitor our use of open-source software that are designed to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. In addition, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims against companies that incorporate open-source software into their solutions, challenging such companies’ rights to use the open-source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software and alleging that we do not have the rights to use, incorporate, distribute, or modify such software. Additionally, if we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to Legal and Regulatory Environment

We may become involved in claims, lawsuits, government investigations and other proceedings that may harm our business, financial condition and results of operations.

From time to time, we have been, and may in the future become, involved in various investigations or legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower, wiretapping and other litigation and claims and governmental and other regulatory investigations and proceedings. For example, plaintiffs have sought to apply federal wiretap laws, such as the Federal Wiretap Act, and similar U.S. state laws, such as California’s Invasion of Privacy Act, to certain advertising and online tracking practices. We have received one or more claims of violation of California’s Invasion or Privacy Act, though none resulting in significant liability or expense. Such laws include private causes of action, and could result in significant monetary liability to address, including settlement costs, even if these causes of action are meritless. The number and significance of these potential claims and disputes may increase as our business expands. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and may harm our financial condition and results of operations. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing may harm our business, financial condition and results of operations.

Our business is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping and frequently changing rules, regulations and legal interpretations could adversely affect our business.

We are subject to a number of laws and regulations that apply generally to businesses, including laws and regulations governing the internet and the marketing, sale and delivery of services over the internet. These laws and regulations, which continue to evolve, cover, among other things, taxation, tariffs, privacy and data protection, cybersecurity, pricing, content, copyrights, distribution, mobile and telecommunications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer and business financial products, insurance products, consumer protection, the provision of online payment services, payroll compliance, the design and operation of websites and the characteristics and quality of products that are offered online. We cannot guarantee that we have been or will in the future be fully compliant with such laws and regulations in every jurisdiction, as it is not entirely clear in every jurisdiction how existing laws and regulations governing such areas apply or will be enforced. Moreover, as the regulatory landscape continues to evolve, increasing regulation and enforcement efforts by federal, state and foreign authorities, and the prospects for private litigation claims, become more likely. In addition, the adoption of new laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market or sell our platform could harm our ability to offer, or negatively affect contractor demand for, our platform, which could impact our revenue, impair our ability to expand our platform and service offerings, and make us more vulnerable to competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices and raise compliance costs or other costs of doing business.

Additionally, various federal, state and foreign labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements and other laws and regulations. The number and type of laws applicable to us and our workforce will grow as our remote workforce increases.

Significant additional laws or regulations, or our failure to comply with any laws and regulations that now, or could in the future, apply to our business could materially adversely affect our business, financial condition, operating results and prospects.

In addition, changes in regulations could negatively impact the business environment for the trades industry. Laws and regulations are rapidly evolving and may change significantly in the future. In particular, our customers are subject to a wide range of laws and regulations related to payroll, employment, data protection, privacy and marketing, and our business could be adversely affected should our solutions and platform not be able to keep pace with such regulatory changes.

The expansion of our operations outside the United States, which subjects us to additional costs and risks, could adversely affect our business, financial condition and results of operations.

While we currently operate primarily in the United States and Canada, a significant portion of our workforce is comprised of engineering contractors distributed internationally, including, but not limited to, persons in Armenia, Macedonia, and Poland, and our international contract workforce has grown as a result of our acquisitions of ServicePro and FieldRoutes. If our access to this workforce is disrupted, our business may be adversely affected and we may not be able to grow effectively. Geopolitical events and local government and other actions, including armed conflicts, or sanctions imposed by the United States on countries in which members of our workforce reside, may reduce the availability of or disrupt communication with these workforces, or delay projects under development by the distributed teams. Our continued ability to grow and compete effectively depends on these workforces, so their limited availability or unavailability would impact our performance.

We may expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional countries. Any new markets or countries into which we attempt to sell subscriptions to access our platform may not be receptive to our efforts. For example, we may not be able to expand further in some markets if we are not able to adapt our platform to fit the needs of prospective customers in those markets or if we are unable to satisfy certain country- and industry-specific laws or regulations. In addition, future international expansion will also require considerable management attention and the investment of significant resources while subjecting us to new risks and increasing certain risks that we already face, including risks associated with:

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recruiting and retaining talented and capable employees outside the United States, including employees who speak multiple languages and come from a wide variety of different cultural backgrounds and customs;

•	maintaining our company culture across all of our global offices;

•	providing our platform in different languages;

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compliance with applicable international laws and regulations, including laws and regulations with respect to employment, construction, privacy, data protection, cybersecurity, consumer protection and unsolicited email, and the risk of penalties and fines against us and individual members of management or employees if our practices are deemed to be out of compliance;

•	managing an employee base in jurisdictions with differing employment regulations;

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operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States and navigating the practical enforcement of such intellectual property rights outside of the United States;

•	the risk of changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

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compliance by us and our partners with anti-corruption laws, competition laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

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foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions, which could adversely affect our business, financial condition, results of operations and prospects.

We are subject to governmental export and import controls and economic sanctions programs that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Certain of our products may be subject to various restrictions under U.S. and foreign export control and economic sanctions laws and regulations, including the U.S. Export Administration Regulations and economic and trade sanctions regulations administered by the Office of Foreign Assets Control, or OFAC. The export of or provision of our platform must be made in compliance with these laws and regulations. Although we take precautions to prevent our products and technology from being provided in violation of such laws, our products and technology could in the future be provided inadvertently in violation of such laws, despite the precautions we take. For example, following Russia’s invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus. Due to the U.S. sanctions, we restricted access to our software for Russian engineers and arranged to move certain contractors out of Russia for the purpose of continuing to perform engineering services for us. These actions led to some limited disruptions in our development activities, and further disruptions may take place, if the United States and other countries could impose wider sanctions and export restrictions and take other actions. Any exports, even for the purpose of developing software or services sold in the United States and Canada, as well as our ability to use developers in Russia and Belarus, may be impacted by these restrictions.

If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular deployment may be time consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, changes in our platform, or changes in applicable export or economic sanctions regulations may create delays in the introduction and deployment of our platform in international markets, or, in some cases, prevent the export or provision of our platform to certain countries or end customers. A change in export or economic sanctions regulations, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our platform, or in our decreased ability to export or provide our platform to existing or prospective customers with international operations. Any decreased use of our platform or limitation on our ability to export or provide our platform may harm our business, financial condition and results of operations.

Compliance with applicable regulatory requirements regarding the export and provision of our platform, including with respect to new releases of our platform, may create delays in the introduction of our platform in international markets, prevent our customers with international operations from deploying and using our platform throughout their globally distributed systems or, in some cases, prevent the export or provision of our platform to some countries altogether.

Russian military action against Ukraine has adversely affected, and could continue to adversely affect, our operations and the productivity of our employees.

We have a significant number of personnel, including both employees and contractors, in Armenia as well as Poland and other European countries; we had engineering contractors in Russia prior to U.S. sanctions against Russia. In late February 2022, Russian military forces launched significant military action against Ukraine, which could cause sustained conflict and disruption in nearby countries like Armenia, Macedonia, and Poland.

As a result of the situation in Ukraine, new and stricter sanctions have been imposed by the United States, Canada, the United Kingdom, the European Union and other countries and organizations against officials, individuals, regions and industries in Russia. Soon after the Russian military action began, in response to U.S. sanctions, we restricted our Russian engineering contractors’ access to our software and arranged to move approximately 50 contractors out of Russia for the purpose of continuing to perform engineering services for us. Prolonged unrest, intensified military activities or the implementation of more extensive sanctions impacting the region could also adversely affect our operations and the productivity of our employees in Armenia, Macedonia, and Poland and other European countries.

In addition, negative global and regional economic conditions, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, inflation, rising interest rates, and bank failures, international trade relations, geopolitical instability and uncertainty, such as the war in Ukraine and resulting heightened risk of cyberattacks, intellectual property theft, and a reduction in information technology spending regardless of macroeconomic conditions could have adverse impacts on our business, results of operations and financial condition, including longer sales cycles, lower prices for our subscriptions, higher default rates among our channel partners, reduced sales and slower or declining growth.

We are subject to anti-corruption and anti-bribery laws and anti-money laundering laws and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the Foreign Corrupt Practices Act, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption and anti-bribery laws, U.S. anti-money laundering laws, and similar laws in countries where we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from promising, authorizing, making, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector, including anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. Anti-money laundering laws generally prohibit persons from engaging in transactions where the proceeds at issue derive from, or are intended to facilitate or conceal, illegal activity, or where a party to the transaction is “willfully blind” to the illegal sources of the proceeds. If and when we increase our international sales and operations, our risks under these laws may increase.

In addition, we use third parties to sell access to our platform and conduct business on our behalf abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. We cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violations of the FCPA or other applicable anti-corruption laws, anti-money laundering laws or other laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and suspension or debarment from government contracts. Responding to any investigation or action will likely result in a materially significant diversion of management attention and resources and significant defense costs and other professional fees. Any of the foregoing may harm our reputation, growth prospects, business, financial condition and results of operations.

Risks Related to Financial, Tax and Accounting Matters

The material weaknesses in our internal control over financial reporting, which we first identified in fiscal 2019, have been remediated as of the end of fiscal 2024. While we remediated these material weaknesses, such remediation does not guarantee that our remediated controls will continue to be effective or that we will not experience other material weaknesses in the future, which could affect the reliability of our financial statements and have other adverse consequences.

We have been a private company since our inception and, as such, we have not had the internal control over financial reporting requirements of a publicly traded company. As a result of becoming a public company, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for fiscal 2026. This assessment will need to include disclosure of any material weaknesses identified in our internal control over financial reporting.

We have previously identified material weaknesses in our internal control over financial reporting, which consisted of the following: (i) lack of an effective control environment including insufficient resources with an appropriate level of controls knowledge and expertise commensurate with our financial reporting requirements, (ii) ineffective controls over our financial close and financial reporting, including controls over cash flow statements, balance sheet reconciliations and journal entries including maintaining appropriate segregation of duties, (iii) ineffective controls related to the identification of, and accounting for, certain non-routine, complex or unusual events or transactions and the adoption of new accounting standards, and (iv) ineffective information technology general controls in the areas of user access, program change-management, program development and computer operations controls over certain information technology systems relevant to our financial statements. After these material weaknesses were identified, we implemented a remediation plan that included the following:

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We hired additional qualified accounting and IT personnel to bolster our technical reporting, operational accounting, tax and IT compliance capabilities. We implemented controls to formalize roles and review responsibilities to align with our team’s skills and experience and implemented formal controls over segregation of duties. We evaluated our resource needs and will continue to evaluate and hire additional resources as needed to support our growth.

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We designed and implemented procedures and controls to identify and account for complex accounting transactions and other technical accounting and financial reporting matters including accounting memoranda addressing these matters.

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We also engaged and will continue to engage external consultants with appropriate expertise for more complex technical accounting issues, specifically related to acquisitions and new accounting standards, which supplements our internal resources and allows us to scale our accounting processes to match growth and changes in our business and operations.

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We implemented an enterprise resource planning, or ERP, system and other applications to support our business processes. We designed and implemented controls to, among other things, optimize automation to enhance our financial statement close process, reduce the number of manual journal entries, enforce segregation of duties and facilitate the proper review of journal entries.

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We formalized accounting processes, policies and procedures supporting our financial close process, including creating standard balance sheet reconciliation templates, and formalized procedures over the review of financial statements.

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We enhanced IT governance processes, including implementing a streamlined process to govern access and change management processes across key corporate applications, implementing more robust IT policies and procedures over access and change management and computer operations, automating components of our change management and logical access processes, and enhanced IT controls.

As of January 31, 2024, we completed our remediation efforts, including the testing of the operating effectiveness of the controls, and we have concluded that the material weaknesses have been remediated. However, we recognize that maintaining effective internal control over financial reporting will continue to require significant attention from management and expense, and we cannot guarantee that we will not identify material weaknesses in the future.

Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse, which would occur in the event we have a material weakness in our internal control over financial reporting. If new material weaknesses are identified in our internal control over financial reporting, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our Class A common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations, including under a secured credit agreement with Wells Fargo Bank, N.A., as administrative agent and collateral agent, and certain lenders, as amended, or the Credit Agreement, depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal or interest on our indebtedness reflected in our consolidated financial statements. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay strategic acquisitions and partnerships, capital expenditures and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are unable to repay or otherwise refinance our indebtedness when due, if we fail to comply with financial or other covenants in our debt service agreements, which include liquidity covenant and a recurring revenue covenant, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or foreclose against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the Credit Agreement or the exercise by the applicable lenders of their rights under the security documents could have an adverse effect on our business, financial condition and results of operations and could have a material adverse effect on the trading price of our Class A common stock.

Our non-convertible preferred stock accrues dividends and has other financial and governance rights which could adversely affect our performance and/or our cash available for distribution to other stockholders.

We have issued non-convertible preferred stock, which provides for certain financial terms in favor of the holders of the non-convertible preferred stock including accruing dividends with respect thereto. Such dividends are payable in-kind quarterly in arrears and accrue at the rate of (i) 10% per annum until the fifth anniversary of their issuance and (ii) thereafter, 15% per annum until the sixth anniversary of their issuance. Dividends are payable quarterly in cash thereafter at 20% per annum, and are subject to increases in the dividend rate in the event of our failure to pay such dividends when due.

Our dividend and other obligations with respect to the non-convertible preferred stock could adversely affect our cash flow and/or reduce amounts payable to our other stockholders. Payments to holders of non-convertible preferred stock are generally senior in priority to any payments to our other stockholders (including holders of Class A common stock sold in this offering). In addition, the holders of non-convertible preferred stock have certain specified governance rights, which include the ability to designate a director to our board of directors under certain circumstances and a robust list of stockholder protective provisions, the waiver of which would require the consent of certain holders of our non-convertible preferred stock. Although we plan to redeem all outstanding shares of our non-convertible preferred stock immediately prior to the completion of this offering, if we do not redeem all such shares, these governance rights could limit our ability to freely conduct business and/or enter into certain transactions, any of which could adversely affect our performance. See the section titled “Description of Capital Stock—Non-Convertible Preferred Stock” for further details regarding our non-convertible preferred stock.

The Credit Agreement contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

The terms of the Credit Agreement include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, merge or consolidate with other companies or sell substantially all of our assets, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions or engage in transactions with affiliates. The terms of the Credit Agreement also include financial covenants, including a liquidity covenant and a recurring revenue covenant. The terms of the Credit Agreement may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, including potential acquisitions, and compete against companies which are not subject to such restrictions.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing platform, improve our operating infrastructure or acquire complementary businesses and technologies. We may require additional financing to meet our working capital and capital expenditure in the future. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity, equity-linked securities or convertible debt securities, our existing stockholders could suffer significant dilution, and any new securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Debt financings increase expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. For example, covenants contained in our Credit Agreement will limit our ability to pay dividends, to create, incur or assume indebtedness or liens, to consummate certain strategic transactions, to engage in transactions with affiliates and to make certain investments.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition and results of operations could be adversely affected.

Our estimates or judgments relating to our critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause our results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment and use of estimates include revenue recognition, fair value of stock-based compensation, fair value of the common stock underlying our stock-based awards and fair value of assets acquired and liabilities assumed in a business combination. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and our business.

We track certain operational metrics, including number of Active Customers, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate or if we discover material inaccuracies with respect to these figures, we expect that our business, financial condition and results of operations could be adversely affected.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of The Nasdaq Stock Market LLC, or the Exchange. The Exchange Act requires, among other things, we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an “emerging growth company.” In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business, financial condition and results of operations will become more visible, which may result in threatened or actual litigation, including by competitors.

Certain members of our management team have limited experience managing a publicly traded company, and certain members joined us more recently. As such, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which may harm our business, financial condition and results of operations.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

Our ability to utilize our federal net operating loss carryforwards, or NOLs, may be limited under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code. These limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period.

We conducted a formal study through June 30, 2021 that concluded that although there had been prior ownership changes, there were no actual limitations on the use of our NOLs. We have not conducted another formal study to assess whether any additional ownership change has occurred. If we have undergone additional ownership changes, or if we undergo an ownership change in the future, including as a result of this offering, our ability to use our pre-change NOLs and other pre-change tax attributes (such as research and development tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. Future changes in our stock ownership, some of which may be outside of our control, may result in an ownership change under these rules.

There is a risk that due to changes in tax law, regulatory changes or other unforeseen reasons, our existing NOLs or business tax credits could expire or otherwise become unavailable to offset future income tax liabilities. At the state level, there may also be periods during which the use of NOLs or business tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed by us. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs or tax credits, even if we attain profitability.

Our results of operations may be harmed if we are required to collect or pay sales or other taxes in jurisdictions where we have not historically done so.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use and other taxes, such as gross receipts taxes, excise taxes, and telecom taxes, and these rules and regulations are subject to varying interpretations that may change over time. The application of federal, state, local and international tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes and other taxes to our platform in various jurisdictions is unclear. We collect and remit sales tax and other taxes in the United States and value-added tax, or VAT, in a number of international jurisdictions. It is possible, however, that we could face sales tax or other tax or VAT audits and that our liability for these taxes could exceed our estimates as tax authorities in the United States or other jurisdictions could still assert that we are obligated to collect additional tax amounts from our paying customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our platform in jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to our platform, or otherwise harm our business, financial condition and results of operations.

Further, one or more state or foreign or other tax authorities could seek to impose additional sales, use, telecommunications tax or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax, telecommunication tax or other taxes, either retroactively, prospectively, or both, may harm our business, financial condition and results of operations.

Changes in U.S. tax laws and regulations and those which we are subject to in various tax jurisdictions could adversely affect our business, financial condition and results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations and our business, financial condition and results of operations. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and prospective customers may elect not to purchase our offerings in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers and our compliance, operating and other costs, as well as the costs of our offerings. Further, these events could decrease the capital we have available to operate our business. Any or all of these events may harm our business, financial condition and results of operations.

As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. We may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. An increase in our tax liabilities could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which may harm us and our results of operations.

Our results of operations may be adversely affected by changes in accounting principles applicable to us.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, could have a significant effect on our reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Risks Related to Ownership of Our Class A Common Stock, Governance and this Offering

The multi-class structure of our common stock will have the effect of concentrating voting power with Ara Mahdessian, our co-founder, Chief Executive Officer and a member of our board of directors, and Vahe Kuzoyan, our co-founder, President and a member of our board of directors, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, our Class B common stock has 10 votes per share and our Class C common stock has no votes per share, except as otherwise required by law. Upon the completion of this offering, our Co-Founders and their respective affiliates will together hold all of the issued and outstanding shares of our Class B common stock. Accordingly, upon the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) will represent approximately 64% of the voting power of our outstanding capital stock, which voting power may increase over time as our Co-Founders exercise or vest in equity awards outstanding at the time of the completion of this offering. If all such equity awards held by our Co-Founders (including the Co-Founder PSUs) had been exercised or vested and settled in shares of our Class B common stock as of the date of the completion of this offering, the shares held by our Co-Founders (including shares over which they have voting or administrative control) would represent approximately 75% of the voting power of our outstanding capital stock. As a result, our Co-Founders will be able to significantly influence or control any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Our Co-Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control or significant influence may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Further, the separation between voting power and economic interests could cause conflicts of interest between our Co-Founders and our other stockholders, which may result in our Co-Founders undertaking, or causing us to undertake, actions that would be desirable for our Co-Founders but would not be desirable for our other stockholders.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon certain events specified in our amended and restated certificate of incorporation. If the employment of one of our Co-Founders is terminated by us for reasons other than cause or death, the shares of Class B common stock held by such Co-Founder (and his affiliates) will not automatically convert into shares of Class A common stock upon such a termination. Under these circumstances, one of our Co-Founders could no longer be employed by us but continue to hold shares of Class B common stock that represent significant voting power of our capital stock and could undertake actions that would be desirable for such Co-Founder but would not be desirable for other stockholders. For information about our multi-class structure, see the section titled “Description of Capital Stock.”

Shares of our Class C common stock, which entitle the holder to no votes per share (except as otherwise required by law), will not be issued and outstanding upon the completion of the offering and we have no current plans to issue shares of Class C common stock. These shares will be available to be used in the future for various uses including to further strategic initiatives, such as financings or acquisitions, or issue future equity awards to our service providers. Over time, the issuance of shares of Class A common stock will result in voting dilution to all of our stockholders and this dilution could eventually result in our Co-Founders holding less than a majority of our total outstanding voting power. Once our Co-Founders own less than a majority of our total outstanding voting power, our Co-Founders will no longer have the unilateral ability to elect all of our directors and to significantly influence or control the outcome of any matter submitted for a vote of our stockholders. Because the shares of Class C common stock have no voting rights (except as required by law), the issuance of such shares will not result in further voting dilution, which will prolong the voting power of our Co-Founders. As a result, the issuance of shares of Class C common stock could prolong the duration of our Co-Founders’ control of our voting power and their ability to elect all of our directors and to significantly influence or control the outcome of most matters submitted to a vote of our stockholders. In addition, we could issue shares of Class C common stock to our Co-Founders and, in that event, they would be able to sell such shares of Class C common stock and achieve liquidity in their holdings without diminishing their voting power. Any future issuances of shares of Class C common stock will not be subject to approval by our stockholders except as required by the listing standards of the Exchange. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

We cannot predict the effect our multi-class structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain stock index providers have excluded or limited the eligibility of public companies with multiple classes of shares of common stock from being added to certain stock indices. The multi-class structure of our common stock would therefore make us ineligible for inclusion in indices with such restrictions and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices may not invest in our Class A common stock.

In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such stockholder advisory firms may publish negative commentary about our corporate governance practices or capital structure, which may dissuade large institutional investors from purchasing shares of our Class A common stock.

These actions could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

There has been no public market for our Class A common stock prior to this offering, and the trading price of our Class A common stock may be volatile.

There has been no public market for our Class A common stock prior to this offering, and an active trading market for our Class A common stock may not develop or be sustained. The initial public offering price of our Class A common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	price and volume fluctuations in the overall stock market or of technology stocks from time to time;

•	volatility in the market due to macro-economic developments, including but not limited to, the occurrence of pandemics such as the COVID-19 pandemic and rising interest rates and increased inflation;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our Class A common stock by us or our stockholders, as well as the anticipation of the expiration of, or releases from, market standoff agreements or lock-up agreements;

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failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new offerings or products;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	short selling of our Class A common stock or related derivative securities;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations, including due to the seasonality of our business;

•	actual or perceived cybersecurity breaches or incidents;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	announced or completed acquisitions of businesses, products or technologies by us or our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	new laws, regulations, rules or industry standards or new interpretations of existing laws, regulations, rules or industry standards applicable to our business;

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the impact of political instability, natural disasters, war and/or events of terrorism, such as the conflict in the Middle East and between Russia and Ukraine and the corresponding tensions created from such conflict between Russia, the United States and countries in Europe and the Middle East, as well as other countries such as China;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management or board of directors; and

•	sales of our Class A common stock by us, our founders, officers, directors and employees.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, financial condition or results of operations. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the overall market and the trading price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, would result in substantial costs and a diversion of our management’s attention and resources.

Recently, the stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility. The stock prices of many technology companies have declined significantly and in certain instances the declines have been unrelated or disproportionate to the operating performance of those companies. Furthermore, the trading price of our Class A common stock may be adversely affected by third parties trying to drive down the trading price of our Class A common stock. Short sellers and others, some of whom post anonymously on social media, can negatively affect the trading price of our Class A common stock and may be positioned to profit if the trading price of our Class A common stock declines. These broad market and industry factors may seriously harm the trading price of our Class A common stock, regardless of our operating performance.

A substantial portion of the outstanding shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock) after this offering are restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the trading price of our Class A common stock.

The trading price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the trading price of our Class A common stock. Based on 66,033,175 shares of our Class A common stock and 13,404,097 shares of our Class B common stock (after giving effect to the Reclassification, the Capital Stock Conversion and the Class B Stock Exchange) outstanding as of July 31, 2024, we will have 74,833,175 shares of our Class A common stock, 13,404,097 shares of our Class B common stock and no shares of our Class C common stock outstanding following the completion of this offering. The shares of Class A common stock that we are selling in this offering may be resold immediately. The remaining shares of our capital stock will become available for sale under the terms of market standoff provisions in agreements with us, and lock-up agreements entered into between the holders of those shares and the underwriters of this offering.

Our executive officers, directors and the holders of a substantial majority of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters of this offering under which they have agreed, subject to specific exceptions, not to dispose of or hedge any of our capital stock for 180 days following the date of this prospectus. We refer to this period as the restricted period. Our executive officers, directors and the holders of substantially all of our capital stock and and securities convertible into or exchangeable for our capital stock are subject to market standoff agreements with us under which they have agreed that, subject to certain exceptions, during the restricted period, they will not directly or indirectly dispose any of our capital stock. When the restricted period expires with respect to all or a portion of our shares, our security holders will be able to sell their shares in the public market. See the section titled “Shares Eligible for Future Sale” for additional information.

As a result of these agreements and the provisions of our amended and restated investors’ rights agreement, dated as of July 27, 2023, or our IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock) became or will become available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our Class A common stock sold in this offering became immediately available for sale in the public market; and

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beginning 181 days after the date of this prospectus, the remainder of the shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock) will become immediately available for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144.

Upon the completion of this offering, stockholders owning an aggregate of up to approximately 78.3 million shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock and/or the exercise or settlement, as applicable, of outstanding equity awards) will be entitled, under our IRA, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market.

Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Sales, directly or indirectly, of shares of our Class A common stock by existing equityholders could cause the market price of our Class A common stock to decline.

Sales, directly or indirectly, of a substantial number of shares of our Class A common stock, or the public perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.

While our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters or are subject to market standoff provisions with us, sales, short sales or hedging transactions involving our equity securities, whether before or after the completion of this offering and whether or not we believe them to be prohibited, could adversely affect the market price of our Class A common stock. Further, record holders of our securities are typically the parties to the lock-up agreements or market standoff provisions, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by lock-up agreements or market standoff provisions could enter into transactions with respect to those beneficial interests that negatively impact the market price of our Class A common stock. In addition, to the extent an equityholder does not comply with or the underwriters are unable to enforce the terms of a lock-up agreement or market standoff provision, such equityholder may be able to sell, short sell, transfer, hedge, pledge or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge or otherwise dispose of, their equity interests at any time after the completion of this offering, which could negatively impact the market price of our Class A common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

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our amended and restated bylaws will provide that approval of the holders of at least two-thirds of the voting power of the outstanding shares of our capital stock voting as a single class is required for stockholders to amend or adopt any provision of our bylaws;

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our multi-class structure, which provides our Co-Founders with the ability to significantly influence or control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock, Class B common stock and Class C common stock;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, our President or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

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our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act of 1933, as amended, or the Securities Act, creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce this exclusive forum provision. Further, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, other courts may still find these provisions to be inapplicable or unenforceable.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which may harm our business, financial condition and results of operations.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting, reduced disclosure obligations about our executive compensation arrangements and exemptions from the requirements to obtain a nonbinding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements. As an “emerging growth company,” we are also allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be for as long as five full reporting years following the completion of this offering. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the trading price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend, in part, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. Analysts may misinterpret our business and focus on certain standard SaaS metrics, like calculated billings and remaining performance obligations, that are not as applicable to us as other peer companies. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors, or publish inaccurate or unfavorable research about our business, the trading price of our Class A common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the trading price and volume of our Class A common stock to decline.

We do not intend to pay cash dividends for the foreseeable future on our capital stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future on our capital stock. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Except for any dividends we are obligated to make pursuant to our non-convertible preferred stock, in the event the NCPS Redemption does not occur in full in connection with this offering, any determination to pay dividends in the future will be at the discretion of our board of directors. Further, in the event the NCPS Redemption does not occur in full in connection with this offering, holders of shares of non-convertible preferred stock will have priority in payment of dividends over our common stockholders. Accordingly, investors must rely on sales of their capital stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any merger, consolidation, or sale of all or substantially all of our assets.

Our founders, executive officers, directors and other principal stockholders, in the aggregate, beneficially own a majority of our outstanding capital stock. These stockholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. In addition, certain of these holders have entered into voting agreements and voting proxies that further concentrate influence with respect to significant corporate actions. The concentrated voting power of these stockholders could have the effect of delaying or preventing an acquisition of us or another significant transaction. This influence over our affairs could, under some circumstances, be adverse to the interests of other stockholders.

An entity affiliated with Vahe Kuzoyan, our co-founder and President, borrowed funds from affiliates of an underwriter in this offering and has pledged shares of our Class B common stock to secure such borrowings. The forced sale of these shares pursuant to a margin call would cause these shares of Class B common stock to convert into shares of Class A common stock and could cause our stock price to decline and negatively impact our business.

In December 2021, Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co. LLC, one of the underwriters of this offering, entered into a loan agreement and a security and pledge agreement, collectively referred to as the loan agreements, with Vahe Kuzoyan, our co-founder, President and a member of our board of directors and his spouse, individually and as trustees of the K-A Family Trust dated December 6, 2021, or the Trust. Under the loan agreements, Goldman Sachs Lending Partners LLC made a loan in the principal amount of $20 million to the Trust, which was used in connection with a home purchase and for personal liquidity needs. After certain repayments, the loan principal was reduced to approximately $10.2 million and the loan agreements did not provide for further borrowing capacity. In September 2022, the loan agreements were amended to allow the borrowers to borrow up to $15 million. After certain repayments, in March 2024, the loan agreements were amended to allow the borrowers to borrow up to $17 million. In November 2024, the loan agreements were further amended to allow the borrowers to borrow up to $22 million. The loan is secured by pledges of a portion of our Class B common stock currently owned by the Trust. Mr. Kuzoyan exercises voting control over the pledged shares of Class B common stock.

If the price of our Class A common stock were to decline substantially, Mr. Kuzoyan, his spouse and the Trust may be forced by Goldman Sachs Lending Partners LLC to provide additional collateral for the loan or to sell shares of our Class A common stock (after converting shares of Class B common stock) in order to remain within the margin limitations imposed under the terms of his loan. The loan agreement between Goldman Sachs Lending Partners LLC, on the one hand, and Mr. Kuzoyan, his spouse and the Trust on the other hand, prohibits the non-pledged shares currently owned by Mr. Kuzoyan, his spouse and the Trust, as well as equity interests in our Company held by Mr. Kuzoyan, from being pledged to secure any other loans or from being sold, transferred or assigned. These factors may limit Mr. Kuzoyan’s and the Trust’s ability to either pledge additional shares of our Class B common stock or sell shares of our Class A common stock (after converting shares of Class B common stock) as a means to avoid or satisfy a margin call with respect to the pledged shares of our Class B common stock in the event of a decline in our stock price that is so substantial as to trigger a margin call. Any sales of Class A common stock following a margin call that is not satisfied may cause the price of our Class A common stock to decline further.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, our ability to determine reserves and our ability to achieve and maintain future profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	the demand for our platform or for similar solutions in general;

•	our ability to attract and retain customers;

•	our ability to develop new products and bring them to market in a timely manner and make enhancements to our platform;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	any impact of changes in current laws or regulations, or implementation of new laws or regulations;

•	our ability to manage and insure risk associated with our business;

•	our ability to successfully acquire and integrate companies and assets;

•	our expectations regarding new and emerging trades;

•	our ability to develop and protect our brand;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our expectations regarding the size of our addressable and serviceable markets, spend in those markets and our ability to penetrate those markets;

•	our expectations regarding the amount of our customers’ GTV that we can recognize as revenue;

•	our ability to maintain, protect and enhance our intellectual property;

•	industry trends, in particular the rate of adoption of trades-specific and end-to-end technologies and digitization of the trades;

•	our ability to anticipate technological and industry developments and our ability to enhance our platform or develop new products to respond to such developments;

•	our ability to drive growth by incorporating AI and machine learning solutions into our platform;

•	our ability to scale our systems and operations as we grow, including through organic and inorganic growth;

•	our reliance on key personnel and our ability to attract, maintain and retain management and skilled personnel;

•	our expectations regarding present and future litigation;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation and privacy and data protection;

•	our ability to maintain the security and availability of our platform and protect against data breaches and other security incidents;

•	the increased expenses associated with being a public company;

•

our commitment to issue and donate 796,799 shares of our Class A common stock to fund certain of our social impact initiatives, which issuance and donation is conditioned upon the completion of this offering;

•	our ability to avoid any findings of material weaknesses or significant deficiencies in the future; and

•	our anticipated uses of net proceeds from this offering, including the NCPS Redemption.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosures contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of the statistical data, estimates and market and industry data contained in this prospectus are identified by superscript notations and are provided below:

•	Angi Inc., The Economy of Everything Home, 2022, https://www.angi.com/research/reports/market/.

•	U.S. Bureau of Labor Statistics, or BLS, Quarterly Census of Employment and Wages as of March 31, 2022.

•	Harvard Joint Center for Housing Studies, The State of the Nation’s Housing, 2023, www.jchs.harvard.edu. All rights reserved.

•

Bureau of Economic Analysis, U.S. Department of Commerce, News Release dated March 28, 2024 for the annual spend on accommodation and food services as well as transportation and warehousing industries in the United States. Figures for industry spend on accommodation and food services and transportation and warehousing in this prospectus are the gross domestic product by such industry groups in 2023.

•

Census Bureau, U.S. Department of Commerce, News Release dated May 17, 2024 for the annual spend on the retail e-commerce industry in the United States. The annual spend figure in this prospectus is for 2023 and is adjusted for seasonal variation.

•	IBISWorld Inc., Trades Industry Reports (December 2020 - March 2023).

The methodology for calculating non-trades industry spend on accommodation and food services, transportation and warehousing and retail e-commerce excludes applicable industry spend from Canada, which we do not believe materially changes the non-trades U.S. industry spend amounts.

The spend on trades in the United States and Canada referred to in this prospectus, which we also refer to as our total addressable industry spend of approximately $1.5 trillion, is based on our estimate of the combined total annual spend on over 50 different trades in the United States and Canada using data published between December 2020 and March 2023. U.S. trades industry spend is calculated by taking the annual revenue generated for each such trade in the United States according to the most recent full-year actual data in each applicable IBIS World report, mapping those trades by the NAICS codes we utilize and by our estimates based on analyses of both internal and third-party data, and eliminating any deprioritized business segment focuses (e.g., government).

Canadian trades industry spend is estimated by multiplying the U.S. trades industry spend by the approximate percentage that Canadian gross domestic product represents of U.S. gross domestic product in 2023.

The current serviceable industry spend referred to in this prospectus, or approximately $650 billion, is calculated by reducing the total annual spend on each trade that comprises the total addressable industry spend, or approximately $1.5 trillion, based on our estimate of the proportion of any trade not currently serviced or supported by ServiceTitan, and further reduced based on our estimate of the proportion of any segment of a trade, such as residential construction and commercial construction, not currently serviced or supported by ServiceTitan, and further reduced by deducting a proportion of businesses with fewer than five employees. Such employee data is derived from the BLS Quarterly Census of Employment and Wages as of March 31, 2022.

Our serviceable market opportunity referred to in this prospectus, or approximately $13 billion, is calculated by multiplying the current serviceable industry spend, or approximately $650 billion, by 2%, which is the average percentage of our customers’ GTV that we estimate we could capture as revenue from their subscription to and usage of our full suite of add-on products.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock in this offering will be approximately $583.4 million (or approximately $672.0 million if the underwriters’ exercise their option to purchase additional shares of our Class A common stock in full), based on the initial public offering price of $71.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We intend to use approximately $310.6 million of the net proceeds we receive from this offering to redeem all outstanding shares of our non-convertible preferred stock, at a redemption price per share equal to $1,000 plus all accrued but unpaid dividends on each such share, with the remaining net proceeds to be used for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We cannot further specify with certainty the particular uses of the remaining net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future except for cash dividends that have accrued, or in the future accrue, on shares of our non-convertible preferred stock, in the event the NCPS Redemption does not occur in full in connection with this offering. Other than with respect to such cash dividends that have accrued, or in the future accrue, on shares of our non-convertible preferred stock, any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, to the extent the NCPS Redemption does not occur in full in connection with this offering, the holders of our non-convertible preferred stock may have priority over the holders of our preferred stock or common stock with respect to any future determination to declare cash dividends. See the section titled “Description of Capital Stock—Non-Convertible Preferred Stock” for a discussion of the terms of our non-convertible preferred stock and the rights afforded to holders of such shares and the section titled “Use of Proceeds” for a discussion of our plan to redeem all shares of non-convertible preferred stock in full in connection with this offering. Moreover, the terms of our Credit Agreement place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding. See the section titled “Risk Factors—Risks Related to Financial, Tax and Accounting Matters—Our Credit Agreement contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.”

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of July 31, 2024, as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Reclassification, as if such reclassification had occurred on July 31, 2024, (ii) the Capital Stock Conversion, as if such conversion had occurred on July 31, 2024, resulting in a decrease in redeemable convertible preferred stock and an increase in total stockholders’ equity, (iii) stock-based compensation expense of $31.4 million associated with options and RSUs that contain a performance-based vesting condition that was satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on July 31, 2024, resulting in an increase in additional paid-in capital and accumulated deficit within total stockholders’ deficit, (iv) the Class B Stock Exchange, as if such exchange had occurred on July 31, 2024, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance by us of 8,800,000 shares of our Class A common stock in this offering, based on the initial public offering price of $71.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, net of $0.8 million of offering costs paid as of July 31, 2024 and (iii) the NCPS Redemption, as if such redemption had occurred on July 31, 2024, resulting in a reduction in cash and cash equivalents, a reduction in the carrying value of non-convertible preferred stock and a reduction in additional paid-in capital for the deemed dividend for the loss on redemption of the non-convertible preferred stock.

You should read this table together with our consolidated financial statements and related notes and the sections titled “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of July 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$128,101	$128,101	$401,825

Long-term debt (current and long-term portion)	175,605	175,605	175,605
Non-convertible preferred stock, par value $0.001 per share: 250,000 shares authorized, issued and outstanding, actual; 250,000 shares authorized, issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	260,502	260,502	—
Redeemable convertible preferred stock, par value $0.001 per share: 42,465,855 shares authorized, 42,465,855 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1,395,878	—	—
Stockholders’ equity (deficit):
Common stock, par value $0.001 per share: 94,490,000 shares authorized, 35,179,456 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	35	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 1,000,000,000 shares authorized, 66,033,175 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 74,833,175 shares issued and outstanding, pro forma as adjusted	—	66	75
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, 13,404,097 shares issued and outstanding, pro forma and pro forma as adjusted	—	13	13
Class C common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	420,926	1,848,172	2,381,540
Accumulated deficit	(958,327)	(989,739)	(989,739)

Total stockholders’ equity (deficit)	(537,366)	858,512	1,391,889

Total capitalization	$1,294,619	$1,294,619	$1,567,494

If the underwriters’ exercise their option to purchase additional shares of our Class A common stock in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and total shares of common stock outstanding as of July 31, 2024 would be $490.4 million, $2,470 million, $1,480 million, $1,656 million and 89,557,272 shares, respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 66,033,175 shares of our Class A common stock, 13,404,097 shares of our Class B common stock and no shares of our Class C common stock (after giving effect to the Reclassification, the Capital Stock Conversion and the Class B Stock Exchange) outstanding as of July 31, 2024, and exclude the following:

•

4,622,817 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of July 31, 2024, with a weighted-average exercise price of $15.43 per share, of which options to purchase 80,378 shares of our Class A common stock were exercised, and 29,254 shares of our Class A common stock were forfeited or cancelled, between July 31, 2024 and October 31, 2024;

•

2,725,410 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of July 31, 2024, with a weighted-average exercise price of $12.72 per share, of which options to purchase 340,676 shares of our Class B common stock were canceled between July 31, 2024 and October 31, 2024;

•

5,307,222 shares of our Class A common stock subject to RSUs outstanding as of July 31, 2024, of which 234,832 shares of our Class A common stock subject to RSUs vested and settled, and 91,988 shares of our Class A common stock were withheld to satisfy tax obligations in connection with such vesting and settlement, between July 31, 2024 and October 31, 2024;

•	192,786 shares of our Class B common stock subject to RSUs outstanding as of July 31, 2024 and October 31, 2024;

•	72,340 shares of our Class A common stock subject to RSUs, net of forfeitures, granted between July 31, 2024 and October 31, 2024;

•	291,650 shares of our Class A common stock subject to RSUs, net of forfeitures, granted subsequent to October 31, 2024;

•	6,483,088 shares of our Class B common stock subject to the Co-Founder PSUs granted between July 31, 2024 and October 31, 2024;

•	250,000 shares of our non-convertible preferred stock outstanding as of July 31, 2024, which we intend to redeem pursuant to the NCPS Redemption;

•	the cancellation of 5,593 shares of our Class A common stock between July 31, 2024 and October 31, 2024 due to a post-closing purchase price adjustment related to our acquisition of Convex;

•

796,799 shares of our Class A common stock that we are committing to issue and donate over the next ten years to fund certain of our social impact initiatives, which issuance and donation is conditioned upon the completion of this offering; and

•	16,741,622 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	12,925,637 shares of our Class A common stock reserved for future issuance under our 2024 Plan, which became effective prior to the completion of this offering;

•

1,550,798 shares of our Class A common stock reserved for future issuance under our 2015 Plan as of July 31, 2024, which number of shares are being added to the shares of our Class A common stock reserved for future issuance under our 2024 Plan upon its effectiveness, at which time we ceased granting awards under our 2015 Plan; and

•	2,265,187 shares of our Class A common stock reserved for future issuance under our ESPP, which became effective prior to the completion of this offering.

Our 2024 Plan and ESPP will each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2024 Plan will provide for increases to the number of shares that may be granted thereunder based on shares under our 2015 Plan or our 2007 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Capital Stock Conversion

The Capital Stock Conversion reflects the automatic conversion of all shares of our redeemable convertible preferred stock into shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation and includes the conversion price adjustments described below. Each share of redeemable convertible preferred stock converts into a number of shares of Class A common stock determined by dividing the original issue price of such share by the conversion price of such share then in effect. If the conversion price of any series of our redeemable convertible preferred stock is adjusted downwards based on this offering, each share of such series may be entitled to convert into more than one share of Class A common stock, as discussed in the following paragraphs.

The Series F, Series G and Series H-1 redeemable convertible preferred stock are entitled to a conversion price adjustment in the event the price paid by the underwriters for shares of our Class A common stock in this offering is less than $105.0878 per share, $115.7635 per share and $84.5712 per share, respectively, based on a broad-based weighted average calculation. Pursuant to this calculation, the updated conversion price for the respective series of redeemable convertible preferred stock is determined by (i) multiplying the conversion price in effect for such series immediately prior to such issuance by the sum of the number of shares of common stock outstanding immediately prior to such issuance (including shares of common stock issuable upon the exercise of outstanding stock options and the conversion or exchange of any outstanding convertible securities, including the redeemable convertible preferred stock), or the Outstanding Common, and the number of shares of common stock that would have been issued if such issuance had been priced at a price per share equal to the conversion price then in effect for such series of redeemable convertible preferred stock (determined by dividing the aggregate consideration received by us for such issuance by the conversion price then in effect for such series of redeemable convertible preferred stock), (ii) divided by the sum of the Outstanding Common and the number of shares actually issued in such transaction. For purposes of these anti-dilution calculations only, Outstanding Common is determined as of October 31, 2024. However, the final determination of the conversion price adjustments will be calculated based on the Outstanding Common immediately prior to the completion of this offering.

The Series H redeemable convertible preferred stock is entitled to a conversion price adjustment in the event the initial public offering price is less than $84.5712 per share, accreting at a rate of 11% per annum, accruing daily and compounding quarterly from and after May 22, 2024, or the Ratchet Adjustment Denominator. The updated conversion price for the Series H redeemable convertible preferred stock is determined by multiplying (i) the initial public offering price by (ii) $84.5712 divided by the Ratchet Adjustment Denominator.

The Capital Stock Conversion reflects the automatic conversion of all 31,456,905 shares of our Series A-1, A-2, A-3, B, C, D and E redeemable convertible preferred stock outstanding as of July 31, 2024 into an equal number of shares of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation and also reflects the automatic conversion of all 2,795,266 shares of our Series F redeemable convertible preferred stock, all 2,207,340 shares of our Series G redeemable convertible preferred stock, all 5,604,318 shares of our Series H redeemable convertible preferred stock and all 402,026 shares of our Series H-1 redeemable convertible preferred stock, in each case outstanding as of July 31, 2024, into 2,943,494 shares, 2,350,740 shares, 7,097,600 shares and 409,077 shares, respectively, of Class A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, based on the initial public offering price of $71.00 per share.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock immediately after this offering. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock and Class B common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities excluding deferred contract cost assets and operating right-of-use assets and liabilities, non-convertible preferred stock, and redeemable convertible preferred stock by the total number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of July 31, 2024 was $(1,606) million, or $(45.65) per share. Our pro forma net tangible book value (deficit) as of July 31, 2024 was $(210.1) million, or $(2.65) per share, based on the total number of shares of our Class A common stock and Class B common stock outstanding as of July 31, 2024, after giving effect to (i) the Reclassification, as if such reclassification had occurred on July 31, 2024, (ii) the Capital Stock Conversion, as if such conversion had occurred on July 31, 2024, resulting in a decrease in redeemable convertible preferred stock and an increase in total stockholders’ equity, (iii) stock-based compensation expense of $31.4 million associated with options and RSUs that contain a performance-based vesting condition that was satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, as if the offering had occurred on July 31, 2024, resulting in an increase in additional paid-in capital and accumulated deficit within total stockholders’ deficit, (iv) the Class B Stock Exchange, as if such exchange had occurred on July 31, 2024, and (v) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering.

After further giving effect to the sale and issuance by us of 8,800,000 shares of our Class A common stock in this offering at the initial public offering price of $71.00 per share and the NCPS Redemption, as if such redemption had occurred on July 31, 2024, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, net of $0.8 million of offering costs paid as of July 31, 2024, our pro forma as adjusted net tangible book value as of July 31, 2024 would have been $326.0 million, or $3.69 per share. This represents an immediate increase in pro forma net tangible book value of $6.34 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $67.31 per share to investors purchasing shares of our Class A common stock in this offering at the initial public offering price. The following table illustrates this dilution:

Initial public offering price per share		$71.00
Historical net tangible book value (deficit) per share as of July 31, 2024	$(45.65)
Increase per share attributable to the pro forma adjustments described above	43.00

Pro forma net tangible book value (deficit) per share as of July 31, 2024	(2.65)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of Class A common stock in this offering	6.34

Pro forma as adjusted net tangible book value per share immediately after this offering		3.69

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$67.31

If the underwriters’ exercise their option to purchase additional shares of our Class A common stock in full, the pro forma as adjusted net tangible book value per share of our Class A common stock, as adjusted to give effect to this offering, would be $4.63 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of Class A common stock in this offering would be $66.37 per share.

The following table presents, as of July 31, 2024, after giving effect to the Reclassification, the Capital Stock Conversion and the Class B Stock Exchange, the differences between the existing stockholders and the new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our Class A common stock and the average price per share paid or to be paid to us at the initial public offering price of $71.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percentage
Existing stockholders	79,437,272	90.0%	$1,476,599,000	70.3%	$18.59
New investors	8,800,000	10.0%	624,800,000	29.7%	71.00

Totals	88,237,272	100%	$2,101,399,000	100%	$23.82

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. If the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, our existing stockholders would own 88.7% and our new investors would own 11.3% of the total number of shares of our Class A common stock and Class B common stock outstanding upon completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 66,033,175 shares of our Class A common stock, 13,404,097 shares of our Class B common stock and no shares of our Class C common stock (after giving effect to the Reclassification, the Capital Stock Conversion and the Class B Stock Exchange) outstanding as of July 31, 2024, and excludes:

•

4,622,817 shares of our Class A common stock issuable upon the exercise of options to purchase shares of our Class A common stock outstanding as of July 31, 2024, with a weighted-average exercise price of $15.43 per share, of which options to purchase 80,378 shares of our Class A common stock were exercised, and 29,254 shares of our Class A common stock were forfeited or cancelled, between July 31, 2024 and October 31, 2024;

•

2,725,410 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of July 31, 2024, with a weighted-average exercise price of $12.72 per share, of which options to purchase 340,676 shares of our Class B common stock were canceled between July 31, 2024 and October 31, 2024;

•

5,307,222 shares of our Class A common stock subject to RSUs outstanding as of July 31, 2024, of which 234,832 shares of our Class A common stock subject to RSUs vested and settled, and 91,988 shares of our Class A common stock were withheld to satisfy tax obligations in connection with such vesting and settlement, between July 31, 2024 and October 31, 2024;

•	192,786 shares of our Class B common stock subject to RSUs outstanding as of July 31, 2024 and October 31, 2024;

•	72,340 shares of our Class A common stock subject to RSUs, net of forfeitures, granted between July 31, 2024 and October 31, 2024;

•	291,650 shares of our Class A common stock subject to RSUs, net of forfeitures, granted subsequent to October 31, 2024;

•	6,483,088 shares of our Class B common stock subject to the Co-Founder PSUs granted between July 31, 2024 and October 31, 2024;

•	250,000 shares of our non-convertible preferred stock outstanding as of July 31, 2024, which we intend to redeem pursuant to the NCPS Redemption;

•	the cancellation of 5,593 shares of our Class A common stock between July 31, 2024 and October 31, 2024 due to a post-closing purchase price adjustment related to our acquisition of Convex;

•

796,799 shares of our Class A common stock that we are committing to issue and donate over the next ten years to fund certain of our social impact initiatives, which issuance and donation is conditioned upon the completion of this offering; and

•	16,741,622 shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of:

•	12,925,637 shares of our Class A common stock reserved for future issuance under our 2024 Plan, which became effective prior to the completion of this offering;

•

1,550,798 shares of our Class A common stock reserved for future issuance under our 2015 Plan as of July 31, 2024, which number of shares are being added to the shares of our Class A common stock reserved for future issuance under our 2024 Plan upon its effectiveness, at which time we ceased granting awards under our 2015 Plan; and

•	2,265,187 shares of our Class A common stock reserved for future issuance under our ESPP, which became effective prior to the completion of this offering.

Our 2024 Plan and ESPP will each provide for annual automatic increases in the number of shares of our Class A common stock reserved thereunder, and our 2024 Plan will provide for increases to the number of shares that may be granted thereunder based on shares under our 2015 Plan or our 2007 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our Class A common stock are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

For information on the conversion adjustment provisions applicable to our Series F, G, H and H-1 redeemable convertible preferred stock, see ”Capitalization—Capital Stock Conversion”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties and our actual results, events or circumstances could differ materially from those described in forward-looking statements. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. The last day of our fiscal year is January 31, and our fiscal quarters end on April 30, July 31, October 31 and January 31. Our fiscal years ended January 31, 2021, 2023, 2024 and 2025 are referred to herein as fiscal 2021, fiscal 2023, fiscal 2024 and fiscal 2025, respectively, and references to our “common stock” include our Class A common stock, Class B common stock and Class C common stock.

Overview

ServiceTitan is the operating system that powers the trades.

We are modernizing a massive and technologically underserved industry—an industry commonly referred to as the “trades.” The trades consist of the collection of field service activities required to install, maintain, and service the infrastructure and systems of residences and commercial buildings.

Our founders, Ara Mahdessian and Vahe Kuzoyan, founded ServiceTitan to provide tradespeople, like their parents, with technology that is purpose-built to help trades businesses thrive. We built our cloud-based software platform to offer end-to-end capabilities to manage complex workflows, connect key stakeholders and provide impactful industry best practices. ServiceTitan remains to this day maniacally focused on the success of our customers as we fundamentally believe that our customers’ success leads to our success.

Since our founding, we have translated our passion for the trades into a commitment to innovation.

We serve many trades, including plumbing, electrical, HVAC, garage door, pest control, landscaping and others. In fiscal 2023, fiscal 2024 and the 12 months ended July 31, 2023 and 2024, we processed $44.9 billion, $55.7 billion, $50.6 billion and $62.0 billion of Gross Transaction Volume, or GTV, respectively. GTV represents the sum of total dollars invoiced by our customers to end customers through our platform in a given period, which is intended to be a proxy for the total revenue our customers generate from their end customers. We define a customer as a parent organization, which may have multiple locations, brands or subsidiaries, that has been billed in the prior three months, and of those customers we define Active Customers as customers with over $10,000 of annualized billings. Our customers have ranged in size from family-owned contractors with a few employees to large franchises with national footprints of over 500 locations and over $1 billion in annual GTV. As of January 31, 2023 and 2024, we had approximately 6,800 Active Customers and approximately 8,000 Active Customers, respectively, representing over 95% and over 96% of our annualized billings, respectively. During fiscal 2024, our customers performed jobs in zip codes representing approximately 98.5% of the U.S. population, based on U.S. census data as of 2022. In fiscal 2024, approximately 109 million jobs were completed by our customers through our platform. As a testament to our platform’s ability to scale with our customers, as of January 31, 2024, we had over 1,000 customers with annualized billings exceeding $100,000 on our platform, a number which has roughly doubled since January 31, 2022. Customers with annualized billings exceeding $100,000 on our platform represented over 50% of annualized billings as of January 31, 2024.11

We designed our platform to address key workflows within a trades business. Contractors spend their days interfacing with the ServiceTitan platform across what we believe to be the five most business-critical functions, or

[11]	See “—Our Business Model” below for a description of how we calculate annualized billings.

the “core centers of gravity,” inside a trades business: CRM (customer relationship management, including sales enablement, marketing automation and customer service), FSM (field service management, including scheduling and dispatching), ERP (enterprise resource planning, including inventory), HCM (human capital management, including compensation and payroll integration) and FinTech (including payments and third-party consumer financing).

We go to market with our platform in three ways: Core, Pro and FinTech products. We land with our Core product, which offers a base-level functionality across all key workflows, including call tracking, scheduling, dispatching, end-customer communications, marketing automation, estimating, job costing, sales, inventory and payroll integration. To supplement our Core product and provide an even higher level of functionality, we offer our Pro products, which provide value-additive capabilities such as Marketing Pro, Pricebook Pro, Dispatch Pro and Scheduling Pro, as well as our FinTech products, which include payment processing and third-party financing solutions. Together, we refer to our Pro and FinTech products as “add-on products.”

We are intimately aware of the challenges our customers face every day. Our platform is differentiated by our close customer proximity and deep connection with the trades industry, which enables us to make real-time, evidence-based recommendations to our customers, augmented by the vast amounts of data that we synthesize into best practices. Our platform enables impactful outcomes for our customers, including accelerating revenue and driving operational efficiency, all while improving the experience for both end customers and contractors. As customers experience the significant business acceleration benefits of our platform, we have often observed our customers hire more technicians, increase GTV and adopt more of our products. Increased customer adoption of our platform leads to further data and insights, allowing us to build more differentiated features and address opportunities in new trades, use cases and customer subsegments. All of this allows us to drive more growth and efficiency for customers, delivering outsized return on investment, or ROI, in our products. As the functionality and utility of our platform continues to expand, we benefit from the growth in the number of customers on, degree of usage of, and GTV flow through our platform.

We have consistently grown and scaled our business operations organically and through acquisitions, while investing for the future. From fiscal 2021 to fiscal 2024, our revenue grew from $179.2 million to $614.3 million, respectively, representing a compound annual growth rate of 51%. Most recently, our revenue was $467.7 million and $614.3 million for fiscal 2023 and fiscal 2024, respectively, representing a year-over-year increase of 31%. Our revenue was $292.5 million and $363.3 million for the six months ended July 31, 2023 and 2024, respectively, representing a year-over-year increase of 24%. During fiscal 2023 and fiscal 2024, we incurred losses from operations of $221.9 million and $182.9 million, respectively, with $97.1 million and $17.1 million in non-GAAP losses from operations, respectively.12 During the six months ended July 31, 2023 and 2024, we incurred losses from operations of $98.6 million and $86.0 million, respectively, with $14.9 million in non-GAAP loss from operations and $16.8 million in non-GAAP income from operations, respectively. During fiscal 2023 and fiscal 2024, we incurred net losses of $269.5 million and $195.1 million, respectively. During the six months ended July 31, 2023 and 2024, we incurred net losses of $104.1 million and $91.7 million, respectively. Our net loss, loss from operations and non-GAAP income (loss) from operations in recent periods reflect our continued investment in the growth of our business to capture the large market opportunity available to us.

Our Revenue Model

We have two general categories of revenue: (i) platform revenue and (ii) professional services and other revenue.

Platform Revenue. The substantial majority of our revenue is platform revenue, which we generate through (a) subscription revenue generated from access to and use of our platform, including subscriptions to our Core and certain Pro products, and (b) usage-based revenue generated from the transactions using our FinTech

[12]

See “—Non-GAAP Financial Measures—Non-GAAP Income (Loss) from Operations and Non-GAAP Operating Margin” below for a description of non-GAAP income (loss) from operations and a reconciliation of non-GAAP income (loss) from operations to loss from operations, the most directly comparable financial measure calculated in accordance with GAAP, as well as a summary of certain limitations of non-GAAP measures.

solutions, usage of certain Pro products and other usage-based services. Our customer contracts are generally based on the number of users, mix of products, number of end customers and the amount of GTV. Platform revenue is generated through the following:

•

Subscription. We offer tiered subscription contracts to our customers that vary depending on the features and functionality they require for our Core product, which offers a base-level functionality across all key workflows, including call tracking, scheduling, dispatching, end-customer communications, marketing automation, estimating, job costing, sales, inventory and payroll integration. To supplement our Core product and provide an even higher level of functionality, our Pro products, including Marketing Pro, Pricebook Pro, Dispatch Pro and Scheduling Pro, provide value-additive capabilities. The majority of our Pro product offerings are sold on a subscription basis, typically as an add-on extension to our Core product subscription offering.

•

Usage. We receive a fee from third-party payment processors and third-party financing partners that we help connect to the end customers on our platform. Because the third-party processor and third-party financing partners provide the payment settlement and financing options to the end customer and are responsible for the provision of the payment or financing services, we do not assume any balance sheet risk for these transactions. Our revenue from these FinTech transactions consists primarily of fees from revenue sharing agreements with payment processing and end-customer financing partners, and we recognize this revenue on a net basis. In addition, usage revenue includes fees from certain Pro product features sold on a usage basis, including direct mail services, and other usage-based services.

We benefit from the predictable nature of our platform revenue. For both fiscal 2023 and fiscal 2024, our platform revenue represented 95% of our total revenue, and for the six months ended July 31, 2023 and 2024, represented 94% and 96% of our total revenue, respectively, which we believe demonstrates the general recurring nature of our revenue model.

Professional Services and Other Revenue. We generate a lesser portion of our revenue from professional services to provide onboarding, implementation and configuration support to our customers and training to their employees. Professional services and other revenue also includes live voice and chat services and certain ancillary products and services sold to customers. Our professional services and other revenue represented 5% of our total revenue for both fiscal 2023 and fiscal 2024 and 6% and 4% of our total revenue for the six months ended July 31, 2023 and 2024, respectively.

Our Business Model

The trades form a critical but heavily fragmented industry. Trades businesses are often difficult to reach through traditional enterprise software sales and marketing approaches, which are designed to engage IT departments as buyers. We engage trades businesses with a deep understanding of their unique needs and objectives and with a mindset focused on creating a clear and immediate value add.

Our customers’ success is our first priority. By making our customers more successful, we establish proof points that strengthen our brand and attract additional customers to our platform. This powers a referral-based, go-to-market flywheel that furthers our ability to efficiently serve the market.

We employ several strategies to efficiently go-to-market. These include digital marketing, which draws inbound leads to our website, and outbound direct marketing, such as targeted phone outreach. We also benefit from significant word-of-mouth and often generate new business through referrals from current customers and industry partners that are trusted across the trades, including industry associations, original equipment manufacturers, or OEMs, and distributors. We extend our reach further through industry conferences, including our annual customer conferences, Ignite and Pantheon, which were most recently held in the summer and fall 2024 with collectively over 3,500 customers and over 100 sponsors, including OEMs, technology partners and trade associations, in attendance. These conferences organically grow our brand awareness, reinforce our trusted leadership within the industry, generate a robust pipeline of potential customers and keep us informed of evolving customer needs to guide our innovation. Combined with a robust outbound marketing program, these efforts fuel our sales pipeline, resulting in product demonstration requests and sales opportunities.

Our customers’ journey begins with onboarding and training, which we see as essential to our customers’ success. During onboarding, our teams heavily invest in our customers’ success by ensuring an effective implementation experience. We train technicians, customer service representatives and other office employees and integrate their data flows and systems with our platform to maximize the value we can deliver. We accordingly price our onboarding services competitively as acquisition, retention and sales velocity tools. We typically introduce FinTech products at the time of customer onboarding to take advantage of the value such add-on products provide given the importance of being able to process payments and offer financing for a seamless customer experience.

Once onboarded, customers often expand their relationship with us by layering on additional functionality as they see the benefit of our platform and their specific needs evolve. We pride ourselves in our ability to anticipate and recommend which products would best serve a customer’s unmet needs. We employ dedicated FinTech and Pro product sales teams that introduce these products at the right time for each customer, leveraging our industry and internal expertise to know the appropriate moment to approach the customer. Our ability to retain and expand customer relationships is evidenced by our net dollar retention rate of over 110% for each of the last ten fiscal quarters.13

Key Factors Affecting Our Business Performance

We believe that the growth and future success of our business is dependent upon many factors, including those described below.

Increase GTV on Our Platform

Grow with Our Customers. Our long-term revenue growth is correlated with the success of customers on our platform, and we strive to support the growth of their businesses. We can improve outcomes for our customers across every stage of the go-to-market funnel, from determining which end customers to target, marketing to those end customers effectively and converting and retaining end customers. We empower technicians with the tools and training necessary to drive better end-customer outcomes that, in turn, can generate higher ticket sizes and more repeatable work orders. As our customers grow on our platform and expand into additional locations, generating more sales, hiring more technicians and automating more workflows, they can also significantly increase GTV, and, in turn, drive our growth and financial success.

Increase GTV By Serving Additional Customers in Existing Trades and Markets. Our ability to increase GTV also depends on our ability to serve additional customers in existing trades and markets. As our platform has

[13]

As of July 31, 2024. Our net dollar retention rate measures the increase in annualized billings across our existing customer base by comparing the annualized billings from the same set of customers across comparable periods. To calculate our net dollar retention rate as of a given quarter, we first calculate annualized billings from the cohort of all customers billed in the same quarter in the prior year, or the prior period annualized billings. We then calculate annualized billings from these same customers as of the current quarter, or the current period annualized billings. Current period annualized billings includes the effect of any expansion, contraction or churn over the trailing 12 months. We divide (a) current period annualized billings by (b) prior period annualized billings to arrive at the net dollar retention rate. When calculating net dollar retention rate, we do not include the billings from any customers that were acquired as the result of our acquisition of a business until the completion of the first full quarter following the one-year anniversary of the acquisition.

We define annualized billings for a given quarter as the annualized value of the quarterly amount invoiced for our Core and Pro products, net of reserves, and the quarterly revenue recognized for our FinTech products. Contracts for our platform solutions range from monthly to multi-year. While monthly subscribers as a group have historically maintained or increased their subscriptions over time, there is no guarantee that any particular customer on a monthly subscription will renew its subscription in any given month, and therefore the calculation of annualized billings for these monthly subscriptions may not accurately reflect revenue to be received over a 12-month period from such customers. There may be seasonal fluctuations in annualized billings as a result of heightened demand for our customers during peak times. Annualized billings should be viewed independently of, and not as a replacement for, revenue and does not represent our revenue on an annualized basis.

deepened and expanded in features, we have been able to serve larger customers. The trades industry is also experiencing an influx of professional operators, including private equity owners, who are investing in and consolidating the trades, in many cases on our platform. Because of these dynamics, we focus on increasing the GTV on our platform, rather than new customer count. We believe our market opportunity is substantial, and we expect to continue to make significant investments across all aspects of our business to continue to increase the GTV on our platform.

We designed our platform to address key workflows within a trades business. In contrast, existing solutions are difficult to adopt and resource-intensive to stitch together in a manner that would address multiple workflows and generate return on investment for trades businesses. This gives us a substantial opportunity to continue to invest in our platform and in our sales and marketing efforts to add more customers in, or help existing customers expand into, the expansive set of trade verticals we have penetrated so far. We also believe that there is further potential to expand our customer base by productizing additional capabilities for these trade verticals.

Increase GTV By Entering New Trades and Markets. ServiceTitan began by serving a single trade—plumbing—and focusing on residential homes, and we now serve many trades that serve all sites: homes, businesses and even new construction. As we have penetrated new trades over time, we have significantly expanded our potential customer reach, unlocking new markets to drive future customer growth. We plan to continue to innovate and expand into new trade verticals through our playbook of harnessing common features of the trades industry, while also identifying and building features specific to each new trade vertical. It takes significant time and research and development to identify new trade verticals to enter and build out functionalities on top of our common products, as well as investment in sales and marketing resources, to ensure we can successfully go to market with an end-to-end offering in such new verticals.

Retain and Expand Our Existing Customer Relationships

Our ability to retain and increase the revenue we earn from existing customers is a key driver of our future business performance and depends on our customers renewing their subscriptions to our platform, expanding their number of users, increasing their usage of existing solutions and adopting additional products, driven by the three key strategies described below. We have observed that as customers experience the significant business acceleration benefits of our platform, they typically not only remain on our platform but also often hire more technicians and adopt more of our products.

Retain Our Customers. Our customer relationship begins with a thorough onboarding process. Then, our customers deploy our platform end-to-end across their entire organization, meaning the ServiceTitan platform powers their workflows and is the primary interface used by their employees. As a result, we become deeply embedded as the operating system that powers our customers’ businesses. Over time, our Customer Success Management teams work closely with our customers to assist them in fully utilizing our platform. As a result, we have seen strong retention of customers using our platform, as demonstrated by our gross dollar retention rate of over 95% for each of the last ten fiscal quarters.14 During the last ten fiscal quarters, our quarterly gross dollar retention rate has remained consistent, moving less than one percentage point over this period, with no change in gross dollar retention rate in the last twelve months between July 31, 2023 and July 31, 2024.

Drive More Value to Our Customers through Add-on Product Adoption. As we demonstrate the high ROI of our products to our customers, we are able to sell more add-on products to them and increase our share of wallet, which we measure as the portion of our customers’ GTV that we are able to earn. We efficiently expand our customer relationships over time to serve their additional needs and automate more workflows through our platform. We believe that the more our customers use our platform to power their workflows, the more value we

[14]

As of July 31, 2024. To calculate our gross dollar retention rate as of a given quarter, we first calculate prior period annualized billings. We then identify the value of annualized billings from any customers whose billings were zero in the current period (excluding the impact of one-time credits), which we refer to as churn. We then divide (a) the prior period annualized billings minus churn by (b) the prior period annualized billings to calculate the gross dollar retention rate.

deliver to them, and the higher revenue we can earn from them. As a result, we continue to invest in research and development to improve the functionality of our existing Core and add-on products. Our ability to increase adoption of our products will depend on customer satisfaction with our platform, competition, pricing and our ability to continuously demonstrate the value proposition of our products. We plan to continue investing in sales and marketing, thought leadership, industry resources and customer success initiatives with a focus on driving additional value to customers on our platform.

Build New Products to Extend Our Platform. We have a culture of significant innovation evidenced by the extension of our platform’s capabilities over time, producing new workflows across trades. We intend to continue to judiciously invest in research and development to expand the functionality of our platform, to develop new add-on products and to broaden our capabilities to address new market opportunities across trades. Powering key workflows of our customers through our Core product positions us to deliver value-added Pro and FinTech products that complement our Core product. We build each Pro and FinTech product as an integrated add-on to our expansive Core product offering to deliver our customers business outcomes in a way that we believe no individual, standalone point solution can. As we continue to innovate and execute on our product roadmap, we believe customers will continue to find our new products additive and therefore continue to adopt them. We believe that there is further potential to expand our market opportunity by building new products to earn an even greater potential share of our customers’ GTV in the future. While our engrained industry position and exposure to the trades facilitate efficient product development opportunities, innovating new products will continue to require substantial time and research and development resources.

Seasonality

Generally, demand for our customers’ services tends to increase during the second quarter of our fiscal year, as hot weather in the summer months typically results in higher demand for trades businesses. Given that our revenue model allows our customers to scale as needed (processing more GTV through our platform and adding technicians), our sequential revenue growth has been historically strongest in the second quarter of each fiscal year. This is especially true for our usage-based revenue, which is directly tied to the amount of GTV processed through our platform. As our usage-based revenue consists primarily of payment processing, which we recognize net of interchange and other direct expenses which are passed to the customer, this seasonality also positively impacts our platform gross margin and operating margin for the second quarter of each fiscal year. Our historical growth—including through the acquisition of new customers and the launch of new products, particularly subscription-based products that are less seasonally impacted than our usage-based products—may have made it more difficult to evaluate the impact of seasonality on our business by masking the full impact of the heightened quarter-over-quarter growth we have generally experienced in the second quarter of each fiscal year. We believe seasonality may continue to impact our quarterly results going forward, trends as a result of seasonality may become more pronounced or other seasonal trends may develop.

Recent Developments

Business Combination

In April 2024, we acquired 100% of the outstanding equity of Convex, a sales and marketing platform built specifically for trades businesses focused on serving commercial buildings that provides a comprehensive view of commercial properties, for a purchase price of $26.1 million, which consisted of 378,711 shares of our Class A common stock, valued at $23.8 million, in addition to $2.3 million in cash. Of the 378,711 shares, we held back 41,959 shares of Class A common stock, valued at $2.6 million at the acquisition date, to cover post-closing purchase price adjustments and potential indemnities. See Note 6 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Components of Results of Operations

Revenue

We have two general categories of revenue as set forth below:

Platform Revenue

We principally generate platform revenue through (i) subscription revenue generated from access to and use of our platform, including subscriptions to our Core and certain Pro products, and (ii) usage-based revenue generated from the transactions using our FinTech solutions, usage of certain Pro products and other usage-based services. Our customer contracts are generally based on the number of users, mix of products, number of end customers and the amount of GTV.

We offer tiered subscription plans for our Core and Pro products with varying contract lengths. Pursuant to these subscription contracts our customers do not have the ability to take possession of our proprietary software. For new customers, we primarily enter into either annual or multi-year subscription agreements with contract terms typically ranging from 12 to 36 months; however, some older customers are on month-to-month contracts. In nearly all cases, these contracts (monthly, annual, or multi-year) are renewed automatically unless canceled in advance. We generally bill our customers on a monthly basis in advance of services, regardless of contract term. In some cases for certain products, the customer is billed in arrears. Pricing for these subscriptions are driven by the features included in the package and are linked to the size of the customer’s business, generally based on the number of field technicians at the customer but in some cases directly tied to the number of end customers or the customer’s revenue. In this way, our success is linked to the growth of our customers.

When subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet and recognize the revenue ratably over the related subscription period. We recognize a contract asset when revenue has been recognized but our right to consideration from the customer is conditional upon our future performance. Contract assets are transferred to accounts receivable when our right to the consideration becomes unconditional.

Usage-based services primarily consist of payment processing where we connect to third-party processors to allow our customers to accept payments, primarily credit and debit cards, and also includes end-customer financing solutions and other forms of payment. The third-party processor determines the eligibility of the end customer to participate in the programs, provides the payment settlement and financing options to the end customer and is responsible for the provision of the payment or financing services. We receive a fee from the third-party processors, depending on the size and type of the transaction, which we recognize net of interchange and other direct expenses which are passed onto the customer. Revenue from financing and processing payments is recognized at the time of the transaction. In addition to payment processing revenue, we have a number of Pro products and other usage-based services that generate revenue depending on the level of usage, which we recognize monthly in arrears based on consumption.

Professional Services and Other Revenue

Professional services and other revenue is primarily derived from services we provide to our customers, principally onboarding, training and some ongoing professional services. Professional services and other revenue also includes live voice and chat services and certain ancillary products and services sold to customers. Fees for these professional services are generally invoiced separately at the commencement of the contract or as ordered by the customer. Revenue is recognized for professional services as the services are performed.

Cost of Revenue

Platform

Cost of platform revenue consists of personnel-related costs and costs related to the provisioning of our platform services. Personnel-related costs primarily include salary, employee benefits, bonus and stock-based compensation related to our customer support team and certain customer success personnel. Costs related to the provisioning of our platform services are primarily comprised of fees paid to third-party service providers associated with delivery of Pro and FinTech products, platform infrastructure and server costs, call tracking fees and payment processing fees. In addition, cost of platform revenue includes amortization of certain acquired intangible assets, amortization of capitalized internal-use software costs directly related to our product development activities and allocated overhead.

We accumulate certain costs such as depreciation, rent, utilities and other facilities related costs and allocate them across our expense categories based on headcount. We refer to these costs as “allocated overhead.”

We expect our cost of platform revenue to increase in absolute dollars as the adoption and usage of our platform and product offerings increase.

Professional Services and Other

Professional services and other cost of revenue consists primarily of personnel-related costs in connection with providing customer onboarding and customer implementation, live voice and chat services. Personnel-related costs primarily include salary, employee benefits, bonuses and stock-based compensation. Professional services and other cost of revenue also includes amortization of certain acquired intangible assets, allocated overhead, and the cost of other ancillary products and services sold to customers. Professional services and other cost of revenue historically has exceeded professional services and other revenue as we invest in providing customers with implementation and onboarding services to enhance customer success. We expect our cost of professional services and other revenue to increase in absolute dollars as the adoption of our product offerings for both new and existing customers increases.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. For each of these categories of expense, personnel-related costs consisting primarily of salary, employee benefits, bonuses and stock-based compensation are the most significant components.

We anticipate incurring significant additional operating expenses during the period in which we complete our initial public offering as a result of the stock-based compensation expense associated with our options and RSUs as well as additional stock-based compensation expense going forward, including the impact of the Co-Founder PSUs granted in October 2024.

Sales and Marketing Expense

Sales and marketing expense consists primarily of personnel-related costs, consulting costs and other costs incurred in connection with our sales and marketing and certain customer success efforts. Personnel-related costs primarily include salary, commissions, employee benefits, bonus and stock-based compensation for our outbound sales personnel that focus on new customer acquisition and for our customer success personnel that focus on expanding adoption of our products at existing customers. Sales and marketing expense also includes marketing and advertising expenses, such as our annual customer conferences, Pantheon and Ignite, and travel and trade show expenses, amortization of acquired customer intangible assets and allocated overhead. As our annual customer conferences are significant sales and marketing events, we expect an increase in sales and marketing expense during the quarter in which they occur. We expect that sales and marketing expense will increase on an absolute dollar basis as we invest to grow our business. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenue from both new and existing customers by adding outbound sales personnel and expanding our customer success team activities.

Research and Development Expense

Research and development expense consists primarily of personnel-related and other costs incurred in connection with product management and development efforts. Personnel-related costs primarily include salary, employee benefits, bonus and stock-based compensation. Research and development expense also includes fees to third-

party product development resources, infrastructure and server costs, and allocated overhead costs. We expect that research and development expense will increase on an absolute dollar basis as we invest to build, enhance, maintain and scale our products.

General and Administrative Expense

General and administrative expense consists primarily of personnel-related costs for our executive, finance, legal, information systems, operations and human resource teams. Personnel-related costs primarily include salary, employee benefits, bonus and stock-based compensation. General and administrative expense also includes professional fees, other outside consulting expenses, acquisition-related expenses and allocated overhead. We expect that general and administrative expense will increase on an absolute dollar basis but over time decrease as a percentage of total revenue as we focus on the efficiency of our processes and systems that will enable our internal support functions to scale with the growth of our business. In the short term, we anticipate increases to general and administrative expense to support our growth and as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses.

Other Expense, Net

Other expense, net consists primarily of interest expense related to our debt arrangements with financial institutions, interest income earned on our cash and cash equivalents, loss on extinguishment of debt, gains or losses on foreign currency transactions and miscellaneous other income.

Provision For (Benefit From) Income Taxes

Our income tax provision consists primarily of U.S. federal, state, and foreign income taxes. We maintain a full valuation allowance for our U.S. federal and state deferred tax assets, including net operating loss carryforwards, that are unable to be offset by our U.S. federal and state deferred tax liabilities, as we have concluded that it is not more likely than not that the U.S. deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for the period indicated:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)
Revenue:
Platform	$443,523	$581,751	$276,134	$348,222
Professional services and other	24,211	32,590	16,359	15,100

Total revenue	467,734	614,341	292,493	363,322

Cost of revenue:
Platform	140,921	169,766	83,903	96,993
Professional services and other	60,789	67,945	34,940	33,523

Total cost of revenue	201,710	237,711	118,843	130,516

Gross profit	266,024	376,630	173,650	232,806

Operating expenses:
Sales and marketing	196,775	219,994	103,208	115,819
Research and development	158,870	203,534	100,020	121,062
General and administrative	132,235	135,966	69,049	81,963

Total operating expenses	487,880	559,494	272,277	318,844

Loss from operations	(221,856)	(182,864)	(98,627)	(86,038)

Other expense, net
Interest expense	(54,542)	(16,436)	(7,987)	(8,350)
Interest income	1,624	7,067	3,117	3,350
Loss on extinguishment of debt	(9,607)	—	—	—
Other income, net	1,801	1,224	1,349	210

Total other expense, net	(60,724)	(8,145)	(3,521)	(4,790)

Loss before income taxes	(282,580)	(191,009)	(102,148)	(90,828)
Provision for (benefit from) income taxes	(13,057)	4,136	1,913	863

Net loss	(269,523)	(195,145)	(104,061)	(91,691)

Comparison of the Six Months Ended July 31, 2023 and 2024

Revenue

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Revenue
Platform	$276,134	$348,222	$72,088	26%
Professional services and other	16,359	15,100	(1,259)	(8)%

Total revenue	$292,493	$363,322	$70,829	24%

Platform revenue increased by $72.1 million, or 26%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. This increase was primarily driven by subscription revenue, which increased by $56.0 million, or 27%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. In addition, revenue from our usage-based products increased by $16.1 million, or 24%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. This increase was primarily driven by increases in the volume and value of payments processed using our FinTech offerings.

Professional services and other revenue decreased by $1.3 million, or 8%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. This decrease was primarily driven by the disposal of certain marketing solutions in the fourth quarter of fiscal 2024, which contributed $2.9 million in revenue for the six months ended July 31, 2023.

Cost of Revenue

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Cost of revenue
Platform	$83,903	$96,993	$13,090	16%
Professional services and other	34,940	33,523	(1,417)	(4)%

Total cost of revenue	$118,843	$130,516	$11,673	10%

Gross profit	$173,650	$232,806

Platform gross margin	70%	72%
Professional services and other gross margin	(114)%	(122)%
Total gross margin	59%	64%

Platform cost of revenue increased by $13.1 million, or 16%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. The increase was primarily due to a $6.3 million increase in the costs to deliver our Core and add-on products that was driven by the increase in our subscription and usage-based revenue. We also recorded a $4.2 million impairment loss on operating lease assets and related property and equipment for a portion of our headquarters space that we ceased using and determined to sublease during the six months ended July 31, 2024. In addition, personnel-related costs increased by $1.7 million primarily due to an increase in headcount for the six months ended July 31, 2024 compared to the six months ended July 31, 2023, which was partially offset by a $0.4 million decrease in stock-based compensation primarily due to incremental stock-based compensation recorded in connection with a tender offer in the first half of fiscal 2024, or the fiscal 2024 tender offer, given that investors in our Series H-1 redeemable convertible preferred stock financing purchased shares of our Class A common stock from current and former service providers. See Note 10 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Amortization of capitalized internally developed software increased $1.6 million for the six months ended July 31, 2024 compared to the six months ended July 31, 2023. Platform gross margin increased to 72% for the six months ended July 31, 2024, compared to 70% for the six months ended July 31, 2023 primarily due to the increase in revenue and improved efficiencies in delivering our platform at scale.

Professional services and other cost of revenue decreased by $1.4 million, or 4%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. The decrease was primarily due to a decrease in restructuring expenses of $1.8 million, a decrease of $0.8 million in personnel-related costs, of which $0.3 million related to stock-based compensation primarily due to incremental stock-based compensation recorded in the first half of fiscal 2024 related to the fiscal 2024 tender offer, and a decrease of $0.6 million in third-party consulting costs. These decreases were partially offset by a $2.0 million impairment loss on operating lease assets and related property and equipment for a portion of our headquarters space during the six months ended July 31, 2024. Professional services and other gross margin decreased to (122)% for the six months ended July 31, 2024, compared to (114)% for the six months ended July 31, 2023 due to the decrease in revenue.

Operating Expenses

Sales and Marketing Expense

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Sales and marketing expense	$103,208	$115,819	$12,611	12%
Sales and marketing expense as a percentage of revenue	35%	32%

Sales and marketing expense increased by $12.6 million, or 12%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. The increase in sales and marketing expense was primarily driven by a net increase of $6.5 million in personnel-related costs primarily due to an increase in headcount, which was partially offset by a decrease in stock-based compensation primarily due to incremental stock-based compensation recorded in the first half of fiscal 2024 related to the fiscal 2024 tender offer. Additionally, we recorded a $5.4 million loss on operating lease assets and related property and equipment for a portion of our headquarters space during the six months ended July 31, 2024 and marketing and advertising costs increased $2.1 million. These increases were partially offset by a decrease in restructuring expenses of $1.4 million.

Research and Development Expense

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Research and development expense	$100,020	$121,062	$21,042	21%
Research and development expense as a percentage of revenue	34%	33%

Research and development expense increased by $21.0 million, or 21%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. The increase in research and development expense was primarily driven by an increase of $13.4 million in personnel-related costs primarily related to an increase in headcount. Additionally, we recorded a loss on operating lease assets and related property and equipment of $5.2 million related to a portion of our headquarters space during the six months ended July 31, 2024.

General and Administrative Expense

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
General and administrative expense	$69,049	$81,963	$12,914	19%
General and administrative expense as a percentage of revenue	24%	23%

General and administrative expense increased by $12.9 million, or 19%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023. The increase in general and administrative expense was primarily driven by an impairment loss on operating lease assets and related property and equipment of $13.3 million related to a portion of our headquarters space during the six months ended July 31, 2024. In addition, acquisition-related costs increased $2.1 million related to the acquisition of Convex during the six months ended July 31, 2024. These increases were partially offset by a decrease in personnel-related costs of $3.8 million for the six months ended July 31, 2024 compared to the six months ended July 31, 2023. The decrease in personnel expenses was due to a decrease of $5.8 million in stock-based compensation primarily due to incremental stock-based compensation related to the fiscal 2024 tender offer, which was partially offset by an increase in headcount.

Other Expense, Net

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Other expense, net	$(3,521)	$(4,790)	$(1,269)	36%

Other expense, net increased by $1.3 million, or 36%, for the six months ended July 31, 2024, compared to the six months ended July 31, 2023 primarily due to a $1.0 million government grant received during the six months ended July 31, 2023 related to our operations in Armenia.

Provision for Income Taxes

	Six Months Ended July 31,		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Provision for income taxes	$1,913	$863	$(1,050)	(55)%

Our provision for income taxes for the six months ended July 31, 2024 was $0.9 million compared to $1.9 million for the six months ended July 31, 2023. The change was primarily driven by an income tax benefit from our foreign subsidiaries for the six months ended July 31, 2024. See Note 11 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Comparison of the Fiscal Years Ended January 31, 2023 and 2024

Revenue

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Revenue
Platform	$443,523	$581,751	$138,228	31%
Professional services and other	24,211	32,590	8,379	35%

Total revenue	$467,734	$614,341	$146,607	31%

Platform revenue increased by $138.2 million, or 31%, for fiscal 2024, compared to fiscal 2023. This increase was primarily driven by subscription revenue which increased by $109.3 million, or 33%, for fiscal 2024, compared to fiscal 2023. In addition, revenue from our usage-based products increased by $28.9 million, or 26%, for fiscal 2024, compared to fiscal 2023. This increase was primarily driven by increases in the volume and value of payments processed using our FinTech offerings.

Professional services and other revenue increased by $8.4 million, or 35%, for fiscal 2024, compared to fiscal 2023. This increase was primarily driven by the acquisition of Schedule Engine in the third quarter of fiscal 2023 and increased adoption of our platform product offerings.

Cost of Revenue

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)
Cost of revenue
Platform	$140,921	$169,766	$28,845	20%
Professional services and other	60,789	67,945	7,156	12%

Total cost of revenue	$201,710	$237,711	$36,001	18%

Gross profit	$266,024	$376,630

Platform gross margin	68%	71%
Professional services and other gross margin	(151)%	(108)%
Total gross margin	57%	61%

Platform cost of revenue increased by $28.8 million, or 20%, for fiscal 2024, compared to fiscal 2023. This increase was primarily due to a $12.1 million increase in the costs to deliver of our Core and add-on products supporting the increase in revenue and a $4.9 million increase in amortization of capitalized internally developed software. In addition, personnel-related costs increased by $4.4 million primarily due to an increase in headcount, including an increase of $0.8 million in stock-based compensation. Allocated overhead also increased by $3.2 million primarily related to depreciation of the build-out costs associated with our new headquarters space. Platform gross margin increased to 71% for fiscal 2024, compared to 68% for fiscal 2023 primarily due to improved efficiencies in delivering our platform at scale.

Professional services and other cost of revenue increased by $7.2 million, or 12%, for fiscal 2024, compared to fiscal 2023. This increase was primarily due to an increase of $3.2 million in amortization of acquired intangible assets, which included $2.5 million of accelerated amortization expense related to our decision to phase out the use of certain services, and a $2.2 million restructuring charge related to our reduction in workforce in fiscal 2024. Additionally, allocated overhead increased by $1.0 million primarily related to depreciation of the build-out costs associated with our new headquarters space. Professional services and other gross margin improved to (108)% for fiscal 2024, compared to (151)% for fiscal 2023 primarily due to improved efficiencies in delivering our professional services at scale.

Operating Expenses

Sales and Marketing Expense

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)

Sales and marketing expense	$196,775	$219,994	$23,219	12%
Sales and marketing expense as a percentage of revenue	42%	36%

Sales and marketing expense increased by $23.2 million, or 12%, for fiscal 2024, compared to fiscal 2023. The increase in sales and marketing expense was primarily driven by an increase of $15.2 million in personnel-related costs related to an increase in headcount, including an increase of $4.0 million in commissions and an increase of $7.0 million in stock-based compensation, of which $2.3 million related to an expense recorded in connection with our fiscal 2024 tender offer resulting from the fact that the tender offer purchase price was in excess of fair value. Additionally, allocated overhead increased $3.8 million, primarily related to depreciation of the build-out costs associated with our new headquarters space, and marketing and advertising costs increased $1.9 million.

Research and Development Expense

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)

Research and development expense	$158,870	$203,534	$44,664	28%
Research and development expense as a percentage of revenue	34%	33%

Research and development expense increased by $44.7 million, or 28%, for fiscal 2024, compared to fiscal 2023. The increase in research and development expense was primarily driven by an increase of $38.3 million in personnel-related costs related to an increase in headcount, including an increase of $12.1 million in stock-based compensation, of which $4.4 million related to an expense recorded in connection with our fiscal 2024 tender offer resulting from the fact that the tender offer purchase price was in excess of fair value. Allocated overhead increased $4.5 million, primarily related to depreciation of the build-out costs associated with our new headquarters space. Additionally, infrastructure and server costs and software subscription fees related to our ongoing product development efforts increased $1.6 million related to our ongoing product development efforts. These increases were partially offset by a decrease of $1.7 million in third-party development resources as we leveraged more internal development resources in fiscal 2024.

General and Administrative Expense

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)

General and administrative expense	$132,235	$135,966	$3,731	3%
General and administrative expense as a percentage of revenue	28%	22%

General and administrative expense increased by $3.7 million, or 3%, for fiscal 2024, compared to fiscal 2023. The increase in general and administrative expense was primarily driven by an increase of $17.9 million in stock-based compensation, of which $6.3 million related to an expense recorded in connection with our fiscal 2024 tender offer resulting from the fact that the tender offer purchase price was in excess of fair value and $6.3 million related to the recognition of expense for certain performance-based equity awards where the performance condition was estimated to be probable of achievement. In addition, allocated overhead increased $4.5 million primarily related to depreciation of the build-out costs associated with our new headquarters space and our allowance for credit losses increased by $2.3 million. These increases were partially offset by a decrease of $7.1 million in consulting costs primarily due to acquisition-related accounting support being required in fiscal 2023, a decrease of $6.0 million in legal and other acquisition-related expenses and $5.5 million of abandoned offering costs that were recognized in fiscal 2023.

Other Expense, Net

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)

Other expense, net	$(60,724)	$(8,145)	$52,579	(87)%

Other expense, net decreased by $52.6 million, or 87%, for fiscal 2024, compared to fiscal 2023 primarily due to a decrease of $38.1 million in interest expense related to the restructuring of our debt, and our fiscal 2023 other expense, net included a $9.6 million loss on the extinguishment of debt whereas there was no loss on extinguishment in fiscal 2024 and interest income increased $5.4 million due to higher interest rates.

Provision For (Benefit From) Income Taxes

	Fiscal		Change
	2023	2024	$	Percent
	(in thousands, except percentages)

Provision for (benefit from) income taxes	$(13,057)	$4,136	$17,193	(132)%

We had an income tax provision of $4.1 million for fiscal 2024 compared to a benefit from income taxes of $13.1 million for fiscal 2023. The change was primarily driven by a $16.7 million tax benefit related to the valuation allowance release related to the FieldRoutes and Schedule Engine acquisitions in fiscal 2023, as the deferred tax liabilities from these acquisitions were an available source of income to realize our deferred tax assets.

Non-GAAP Financial Measures

In addition to our results prepared in accordance with GAAP, we believe non-GAAP gross profit and non-GAAP gross margin in total and for platform and professional services and other, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP income (loss) from operations and non-GAAP operating margin are useful in evaluating our operating performance.

For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our operating results, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

•

Stock-based compensation expense and related employer payroll taxes. We exclude stock-based compensation expense and related employer payroll taxes to allow investors to make more meaningful comparisons of our performance between periods and to facilitate a comparison of our performance to those of other peer companies. Stock-based compensation may vary between periods due to various factors unrelated to our core performance, including as a result of the assumptions used in the valuation methodologies, timing and amount of grants and other factors. We exclude employer payroll taxes because the amounts vary based on timing and settlement or vesting of awards unrelated to our core operating performance. Moreover, stock-based compensation expense is a non-cash expense that we exclude from our internal management reporting processes and when assessing our actual performance, budgeting, planning, and forecasting future periods.

•

Amortization of acquired intangible assets. We incur amortization expense for acquired intangible assets in connection with acquisitions of certain businesses and technologies. Amortization of acquired intangible assets is a non-cash expense that is significantly affected by the timing and size of acquisitions, and the inherent subjective nature of purchase price allocations. Because these costs have already been incurred, we exclude the amortization expense from our internal management reporting processes. We exclude these charges when assessing our actual performance and when budgeting, planning, and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well.

•

Restructuring charges. To better align our strategic priorities with our investments, we implemented workforce reductions in fiscal 2024 and fiscal 2025. In connection with these reductions, we incurred employee-related expenses including severance and other termination benefits. We excluded these charges when assessing our actual performance and when budgeting, planning and forecasting future periods.

•	Loss on operating lease assets. In fiscal 2024 and fiscal 2025, we incurred impairments on certain right-of-use assets and other long-lived assets. See Note 2 to our audited consolidated financial statements and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We believe that it is useful to exclude these charges when assessing the level of various operating expenses and resource allocations when budgeting, planning and forecasting future periods. In addition, we believe excluding such costs enhances the comparability between periods.

•

Acquisition-related items. We have incurred costs related to acquisitions, including legal, third-party valuation and due diligence, insurance costs, and one-time retention bonuses for employees of acquired companies. In addition, we periodically record the change to the fair value of contingent consideration related to past acquisitions. We exclude these items when assessing our actual performance and when budgeting, planning and forecasting future periods. We believe excluding these items allows investors to make meaningful comparisons between our core operating results and those of other peer companies.

•

Write-off of deferred offering costs. We wrote off previously capitalized costs related to an offering of our securities that we elected not to pursue in fiscal 2023. These costs are not recurring in nature and we believe excluding these charges allows investors to make meaningful comparisons between our actual performance and those of other peer companies. We also exclude these charges when assessing our actual performance and when budgeting, planning and forecasting future periods.

These measures, however, have certain limitations in that they reflect the exercise of judgment by our management about which expenses are excluded or included and do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. These non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, our financial results determined in accordance with GAAP. We caution investors that amounts presented in accordance with our definition of non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP income (loss) from operations and non-GAAP operating margin may not be comparable to similar measures disclosed by other companies because not all companies and analysts calculate non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP income (loss) from operations and non-GAAP operating margin in the same manner.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, restructuring charges, loss on operating lease assets and acquisition-related items. Total non-GAAP gross margin represents total non-GAAP gross profit as a percentage of total revenue. Non-GAAP platform gross margin represents non-GAAP platform gross profit as a percentage of platform revenue and non-GAAP professional services and other gross margin represents non-GAAP professional services and other gross profit as a percentage of professional services and other revenue.

The following table reflects the reconciliation of GAAP gross profit to non-GAAP gross profit and GAAP gross margin to non-GAAP gross margin for the periods presented:

	Platform		Professional Services and Other		Total
	Six Months Ended July 31,		Six Months Ended July 31,		Six Months Ended July 31,
	2023	2024	2023	2024	2023	2024
	(in thousands)

GAAP gross profit	$192,231	$251,229	$(18,581)	$(18,423)	$173,650	$232,806
Stock-based compensation expense and related employer payroll taxes	2,962	2,527	2,334	2,006	5,296	4,533
Amortization of acquired intangible assets	11,004	10,836	968	1,118	11,972	11,954
Restructuring charges	1,160	386	1,969	129	3,129	515
Loss on operating lease assets	—	4,201	—	1,993	—	6,194

Non-GAAP gross profit	$207,357	$269,179	$(13,310)	$(13,177)	$194,047	$256,002

	Platform		Professional Services and Other		Total
	Six Months Ended July 31,		Six Months Ended July 31,		Six Months Ended July 31,
	2023	2024	2023	2024	2023	2024

GAAP gross margin	70%	72%	(114)%	(122)%	59%	64%
Stock-based compensation expense and related employer payroll taxes	1%	1%	14%	13%	2%	1%
Amortization of acquired intangible assets	4%	3%	6%	7%	4%	3%
Restructuring charges	0%	0%	12%	1%	1%	0%
Loss on operating lease assets	0%	1%	0%	13%	0%	2%

Non-GAAP gross margin	75%	77%	(81)%	(87)%	66%	70%

*	Totals may not foot due to rounding.

	Platform		Professional Services and Other		Total
	Fiscal		Fiscal		Fiscal
	2023	2024	2023	2024	2023	2024
	(in thousands)

GAAP gross profit	$302,602	$411,985	$(36,578)	$(35,355)	$266,024	$376,630
Stock-based compensation expense and related employer payroll taxes	4,204	5,694	4,112	4,424	8,316	10,118
Amortization of acquired intangible assets	21,326	21,844	1,268	4,484	22,594	26,328
Restructuring charges	—	1,217	—	2,181	—	3,398
Loss on operating lease assets	—	798	—	347	—	1,145
Acquisition-related items	92	—	166	—	258	—

Non-GAAP gross profit	$328,224	$441,538	$(31,032)	$(23,919)	$297,192	$417,619

	Platform		Professional Services and Other		Total
	Fiscal		Fiscal		Fiscal
	2023	2024	2023	2024	2023	2024
GAAP gross margin	68%	71%	(151)%	(108)%	57%	61%
Stock-based compensation expense and related employer payroll taxes	1%	1%	17%	14%	2%	2%
Amortization of acquired intangible assets	5%	4%	5%	14%	5%	4%
Restructuring charges	0%	0%	0%	7%	0%	1%
Loss on operating lease assets	0%	0%	0%	1%	0%	0%
Acquisition-related items	0%	0%	1%	0%	0%	0%

Non-GAAP gross margin	74%	76%	(128)%	(73)%	64%	68%

*	Totals may not foot due to rounding.

Non-GAAP Sales and Marketing Expense

We define non-GAAP sales and marketing expense as GAAP sales and marketing expense excluding stock-based compensation expense and related employer payroll taxes, acquisition-related items, amortization of acquired intangible assets, restructuring charges and loss on operating lease assets.

The following table reflects the reconciliation of GAAP sales and marketing expense to non-GAAP sales and marketing expense for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)
GAAP sales and marketing expense	$196,775	$219,994	$103,208	$115,819
Stock-based compensation expense and related employer payroll taxes	(13,879)	(21,333)	(9,886)	(7,644)
Acquisition-related items	(594)	—	—	—
Amortization of acquired intangible assets	(22,764)	(22,489)	(11,486)	(11,056)
Restructuring charges	—	(1,674)	(1,647)	(292)
Loss on operating lease assets	—	(980)	—	(5,433)

Non-GAAP sales and marketing expense	$159,538	$173,518	$80,189	$91,394

Non-GAAP Research and Development Expense

We define non-GAAP research and development expense as GAAP research and development expense excluding stock-based compensation expense and related employer payroll taxes, acquisition-related items, restructuring charges and loss on operating lease assets.

The following table reflects the reconciliation of GAAP research and development expense to non-GAAP research and development expense for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
		(in thousands)
GAAP research and development expense	$158,870	$203,534	$100,020	$121,062
Stock-based compensation expense and related employer payroll taxes	(21,539)	(34,408)	(17,402)	(17,609)
Acquisition-related items	(761)	—	—	(250)
Restructuring charges	—	(1,546)	(1,418)	(991)
Loss on operating lease assets	—	(1,007)	—	(5,243)

Non-GAAP research and development expense	$136,570	$166,573	$81,200	$96,969

Non-GAAP General and Administrative Expense

We define non-GAAP general and administrative expense as GAAP general and administrative expense excluding stock-based compensation expense and related employer payroll taxes, acquisition-related items, restructuring charges, loss on operating lease assets and write-off of deferred offering costs.

The following table reflects the reconciliation of GAAP general and administrative expense to non-GAAP general and administrative expense for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
		(in thousands)
GAAP general and administrative expense	$132,235	$135,966	$69,049	$81,963
Stock-based compensation expense and related employer payroll taxes	(20,841)	(39,173)	(20,924)	(15,192)
Acquisition-related items	(7,649)	1,092	883	(1,927)
Restructuring charges	—	(1,564)	(1,449)	(698)
Loss on operating lease assets	—	(1,725)	—	(13,298)
Write-off of deferred offerings costs	(5,563)	—	—	—

Non-GAAP general and administrative expense	$98,182	$94,596	$47,559	$50,848

Non-GAAP Income (Loss) from Operations and Non-GAAP Operating Margin

We define non-GAAP income (loss) from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, restructuring charges, acquisition-related items, loss on operating lease assets and write-off of deferred offering costs. Non-GAAP operating margin represents non-GAAP income (loss) from operations as a percentage of total revenue.

The following table reflects the reconciliation of GAAP loss from operations to non-GAAP income (loss) from operations and GAAP operating margin to non-GAAP operating margin for the periods presented:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)

GAAP loss from operations	$(221,856)	$(182,864)	$(98,627)	$(86,038)
Stock-based compensation expense and related employer payroll taxes	64,575	105,032	53,508	44,978
Amortization of acquired intangible assets	45,358	48,817	23,458	23,010
Restructuring charges	—	8,182	7,643	2,496
Acquisition-related items	9,262	(1,092)	(883)	2,177
Loss on operating lease assets	—	4,857	—	30,168
Write-off of deferred offering costs	5,563	—	—	—

Non-GAAP income (loss) from operations	$(97,098)	$(17,068)	$(14,901)	$16,791

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024

GAAP operating margin	(47)%	(30)%	(34)%	(24)%
Stock-based compensation expense and related employer payroll taxes	14%	17%	18%	12%
Amortization of acquired intangible assets	10%	8%	8%	6%
Restructuring charges	0%	1%	3%	1%
Acquisition-related items	2%	0%	0%	1%
Loss on operating lease assets	0%	1%	0%	8%
Write-off of deferred offering costs	1%	0%	0%	0%

Non-GAAP operating margin	(21)%	(3)%	(5)%	5%

*	Totals may not foot due to rounding.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated. In our opinion, the unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any particular quarter are not necessarily indicative of results to be expected for a full year or any other period. The following unaudited quarterly financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

Quarterly Consolidated Statements of Operations

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
Revenue:
Platform	$96,117	$108,820	$117,081	$121,505	$128,459	$147,675	$151,655	$153,962	$163,225	$184,997
Professional services and other	4,834	4,761	6,665	7,951	8,026	8,333	8,429	7,802	7,103	7,997

Total revenue	100,951	113,581	123,746	129,456	136,485	156,008	160,084	161,764	170,328	192,994
Cost of revenue:
Platform	31,328	33,355	36,824	39,414	41,369	42,534	42,036	43,827	47,757	49,236
Professional services and other	12,851	13,693	17,088	17,157	18,186	16,754	15,280	17,725	16,591	16,932

Total cost of revenue	44,179	47,048	53,912	56,571	59,555	59,288	57,316	61,552	64,348	66,168

Gross profit	56,772	66,533	69,834	72,885	76,930	96,720	102,768	100,212	105,980	126,826

Operating expenses:
Sales and marketing	50,353	43,568	50,877	51,977	50,410	52,798	60,097	56,689	57,601	58,218
Research and development	35,526	37,610	41,348	44,386	45,701	54,319	49,094	54,420	58,613	62,449
General and administrative	32,683	30,920	30,619	38,013	30,157	38,892	29,723	37,194	43,194	38,769

Total operating expenses	118,562	112,098	122,844	134,376	126,268	146,009	138,914	148,303	159,408	159,436

Loss from operations	(61,790)	(45,565)	(53,010)	(61,491)	(49,338)	(49,289)	(36,146)	(48,091)	(53,428)	(32,610)

Other expense, net
Interest expense	(13,182)	(15,342)	(18,520)	(7,498)	(3,893)	(4,094)	(4,216)	(4,233)	(4,128)	(4,222)
Interest income	50	213	532	829	1,467	1,650	1,978	1,972	1,696	1,654
Loss on extinguishment of debt	—	—	(1,621)	(7,986)	—	—	—	—	—	—
Other income (expense), net	85	188	76	1,452	1,295	54	(258)	133	227	(17)

Total other expense, net	(13,047)	(14,941)	(19,533)	(13,203)	(1,131)	(2,390)	(2,496)	(2,128)	(2,205)	(2,585)

Loss before income taxes	(74,837)	(60,506)	(72,543)	(74,694)	(50,469)	(51,679)	(38,642)	(50,219)	(55,633)	(35,195)
Provision for (benefit from) income taxes	(8,434)	344	(6,448)	1,481	2,054	(141)	1,030	1,193	406	457

Net loss	$(66,403)	$(60,850)	$(66,095)	$(76,175)	$(52,523)	$(51,538)	$(39,672)	$(51,412)	$(56,039)	$(35,652)

Quarterly Consolidated Statements of Operations, as a percentage of revenue

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
Revenue:
Platform	95%	96%	95%	94%	94%	95%	95%	95%	96%	96%
Professional services and other	5%	4%	5%	6%	6%	5%	5%	5%	4%	4%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue:
Platform	31%	29%	30%	30%	30%	27%	26%	27%	28%	26%
Professional services and other	13%	12%	14%	13%	13%	11%	10%	11%	10%	9%

Total cost of revenue	44%	41%	44%	44%	44%	38%	36%	38%	38%	34%

Gross profit	56%	59%	56%	56%	56%	62%	64%	62%	62%	66%

Operating expenses:
Sales and marketing	50%	38%	41%	40%	37%	34%	38%	35%	34%	30%
Research and development	35%	33%	33%	34%	33%	35%	31%	34%	34%	32%
General and administrative	32%	27%	25%	29%	22%	25%	19%	23%	25%	20%

Total operating expenses	117%	99%	99%	104%	93%	94%	87%	92%	94%	83%

Loss from operations	(61)%	(40)%	(43)%	(47)%	(36)%	(32)%	(23)%	(30)%	(31)%	(17)%
Other expense, net
Interest expense	(13)%	(14)%	(15)%	(6)%	(3)%	(3)%	(3)%	(3)%	(2)%	(2)%
Interest income	0%	0%	0%	1%	1%	1%	1%	1%	1%	1%
Loss on extinguishment of debt	0%	0%	(1)%	(6)%	0%	0%	0%	0%	0%	0%
Other income (expense), net	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%

Total other expense, net	(13)%	(13)%	(16)%	(10)%	(1)%	(2)%	(2)%	(1)%	(1)%	(1)%

Loss before income taxes	(74)%	(53)%	(59)%	(58)%	(37)%	(33)%	(24)%	(31)%	(33)%	(18)%
Provision for (benefit from) income taxes	(8)%	0%	(5)%	1%	2%	0%	1%	1%	0%	0%

Net loss	(66)%	(54)%	(53)%	(59)%	(38)%	(33)%	(25)%	(32)%	(33)%	(18)%

*	Totals may not foot due to rounding.

Quarterly Disaggregated Revenue

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
Subscription	$72,052	$78,915	$87,517	$93,671	$98,951	$108,824	$114,311	$119,398	$126,034	$137,697
Usage	24,065	29,905	29,564	27,834	29,508	38,851	37,344	34,564	37,191	47,300

Platform revenue	96,117	108,820	117,081	121,505	128,459	147,675	151,655	153,962	163,225	184,997
Professional services and other	4,834	4,761	6,665	7,951	8,026	8,333	8,429	7,802	7,103	7,997

Total revenue	$100,951	$113,581	$123,746	$129,456	$136,485	$156,008	$160,084	$161,764	$170,328	$192,994

Quarterly Gross Transaction Volume

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in billions)
Gross Transaction Volume	$9.2	$12.5	$12.0	$11.2	$11.8	$15.6	$14.8	$13.5	$14.5	$19.2

Quarterly Revenue and GTV Trends

For fiscal 2023 and fiscal 2024 and for our first and second quarters of fiscal 2025, our platform revenue, which includes subscription- and usage-based revenue, represented at least 94% of our total revenue. Subscription-based platform revenue has increased in each period presented above due to increased adoption of our product offerings from both new and existing customers. Our usage-based platform revenue and the GTV that is processed through our platform generally vary from quarter to quarter depending on, among other things, the business performance of our customers, which has historically experienced fluctuations due to seasonal events, such as extreme weather in the summer. We believe that our growth has generally masked this seasonality in historical periods. We also generate a small portion of revenue from professional services and other sources.

Quarterly Cost of Revenue, Operating Expense and Other Expense Trends

Our quarterly cost of revenue generally increased during each period presented, primarily due to higher platform services costs that were associated with the increased adoption and usage of our platform products and higher personnel-related costs associated with increased headcount for our product support and customer success teams. Cost of revenue included higher amortization of certain acquired intangibles starting for the three months ended October 31, 2022 as a result of acquisition-related activities, restructuring charges for the three months ended April 30, 2023 and the three months ended April 30, 2024 and sequentially increasing amortization of capitalized internal-use software and allocated overhead as we continue to invest to support our growth. In addition, cost of revenue for each of the quarters ended January 31, 2024, April 31, 2024, and July 31, 2024 included an allocation of impairment losses on operating lease assets and related property and equipment for portions of our headquarters space that we ceased using and determined to sublease.

Our quarterly operating expenses generally increased during each period presented primarily due to higher personnel-related costs associated with increased headcount. Operating expenses were a higher percentage of revenue for the three months ended April 30, 2022 due to acquisition-related costs and for the three months ended January 31, 2023 due to the write-off of previously capitalized costs related to an offering of our securities that we elected not to pursue. Additionally, operating expenses were a higher percentage of revenue for the three months ended July 31, 2023 due to stock-based compensation expense from our fiscal 2024 tender offer, for the three months ended January 31, 2024 due to a cumulative catch-up stock-based compensation adjustment for certain performance awards that became probable of vesting and for the three months ended January 31, 2024, April 30,

2024, and July 31, 2024 due to impairment losses associated with our decision to vacate portions of our headquarters. In addition, our sales and marketing expenses are higher in the quarter in which we host our annual customer conference, Pantheon, which was most recently held in September 2023 and October 2024. We intend to continue to invest in headcount in customer support and sales and marketing to drive customer retention and future customer and revenue growth, research and development to build, enhance, maintain and scale our products, and general and administrative to support our growth and as we incur additional costs associated with being a public company.

Non-GAAP Financial Measures

Non-GAAP Platform Gross Profit

	Three Months Ended										12 Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024	July 31, 2024
	(in thousands)
GAAP gross profit—Platform	$64,789	$75,465	$80,257	$82,091	$87,090	$105,141	$109,619	$110,135	$115,468	$135,761	$470,983
Stock-based compensation expense and related employer payroll taxes	808	980	1,284	1,132	950	2,012	1,399	1,333	1,142	1,385	5,259
Amortization of acquired intangible assets	5,161	5,161	5,502	5,502	5,502	5,502	5,502	5,338	5,303	5,533	21,676
Restructuring charges	—	—	—	—	1,135	25	—	57	386	—	433
Loss on operating lease assets	—	—	—	—	—	—	—	798	2,828	1,373	4,999
Acquisition-related items	92	—	—	—	—	—	—	—	—	—	—

Non-GAAP gross profit—Platform	$70,850	$81,606	$87,043	$88,725	$94,677	$112,680	$116,520	$117,661	$125,127	$144,052	$503,360

Non-GAAP Professional Services and Other Gross Profit

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
GAAP gross profit—Professional services and other	$(8,017)	$(8,932)	$(10,423)	$(9,206)	$(10,160)	$(8,421)	$(6,851)	$(9,923)	$(9,488)	$(8,935)
Stock-based compensation expense and related employer payroll taxes	696	814	1,572	1,030	873	1,461	1,102	988	869	1,137
Amortization of acquired intangible assets	150	150	484	484	484	484	484	3,032	784	334
Restructuring charges	—	—	—	—	1,850	119	—	212	129	—
Loss on operating lease assets	—	—	—	—	—	—	—	347	1,318	675
Acquisition-related items	166	—	—	—	—	—	—	—	—	—

Non-GAAP gross profit—Professional services and other	$(7,005)	$(7,968)	$(8,367)	$(7,692)	$(6,953)	$(6,357)	$(5,265)	$(5,344)	$(6,388)	$(6,789)

Non-GAAP Gross Profit

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
GAAP gross profit	$56,772	$66,533	$69,834	$72,885	$76,930	$96,720	$102,768	$100,212	$105,980	$126,826
Stock-based compensation expense and related employer payroll taxes	1,504	1,794	2,856	2,162	1,823	3,473	2,501	2,321	2,011	2,522
Amortization of acquired intangible assets	5,311	5,311	5,986	5,986	5,986	5,986	5,986	8,370	6,087	5,867
Restructuring charges	—	—	—	—	2,985	144	—	269	515	—
Loss on operating lease assets	—	—	—	—	—	—	—	1,145	4,146	2,048
Acquisition-related items	258	—	—	—	—	—	—	—	—	—

Non-GAAP gross profit	$63,845	$73,638	$78,676	$81,033	$87,724	$106,323	$111,255	$112,317	$118,739	$137,263

Non-GAAP Operating Expenses

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
GAAP sales and marketing expense	$50,353	$43,568	$50,877	$51,977	$50,410	$52,798	$60,097	$56,689	$57,601	$58,218
Stock-based compensation expense and related employer payroll taxes	(2,880)	(3,319)	(3,794)	(3,886)	(3,282)	(6,604)	(4,419)	(7,028)	(3,575)	(4,069)
Acquisition-related items	(594)	—	—	—	—	—	—	—	—	—
Amortization of acquired intangibles	(5,483)	(5,459)	(5,940)	(5,882)	(5,883)	(5,603)	(5,547)	(5,456)	(5,450)	(5,606)
Restructuring charges	—	—	—	—	(1,626)	(21)	—	(27)	(292)	—
Loss on operating lease assets	—	—	—	—	—	—	—	(980)	(3,649)	(1,784)

Non-GAAP sales and marketing expense	$41,396	$34,790	$41,143	$42,209	$39,619	$40,570	$50,131	$43,198	$44,635	$46,759

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)

GAAP research and development expense	$35,526	$37,610	$41,348	$44,386	$45,701	$54,319	$49,094	$54,420	$58,613	$62,449
Stock-based compensation expense and related employer payroll taxes	(4,224)	(4,925)	(5,874)	(6,516)	(5,965)	(11,437)	(7,621)	(9,385)	(7,758)	(9,851)
Acquisition-related items	(761)	—	—	—	—	—	—	—	—	(250)
Restructuring charges	—	—	—	—	(1,411)	(7)	—	(128)	(991)	—
Loss on operating lease assets	—	—	—	—	—	—	—	(1,007)	(3,478)	(1,765)

GAAP research and development expense	$30,541	$32,685	$35,474	$37,870	$38,325	$42,875	$41,473	$43,900	$46,386	$50,583

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
GAAP general and administrative expense	$32,683	$30,920	$30,619	$38,013	$30,157	$38,892	$29,723	$37,194	$43,194	$38,769
Stock-based compensation expense and related employer payroll taxes	(3,697)	(5,247)	(6,274)	(5,623)	(6,554)	(14,370)	(5,789)	(12,460)	(7,228)	(7,964)
Acquisition-related items	(4,882)	(2,289)	(375)	(103)	887	(4)	10	199	(2,054)	127
Restructuring charges	—	—	—	—	(1,402)	(47)	—	(115)	(698)	—
Loss on operating lease asset	—	—	—	—	—	—	—	(1,725)	(8,808)	(4,490)
Write-off of deferred offering costs	—	—	—	(5,563)	—	—	—	—	—	—

Non-GAAP general and administrative expense	$24,104	$23,384	$23,970	$26,724	$23,088	$24,471	$23,944	$23,093	$24,406	$26,442

Non-GAAP Income (Loss) from Operations

	Three Months Ended
	April 30, 2022	July 31, 2022	October 31, 2022	January 31, 2023	April 30, 2023	July 31, 2023	October 31, 2023	January 31, 2024	April 30, 2024	July 31, 2024
	(in thousands)
GAAP loss from operations	$(61,790)	$(45,565)	$(53,010)	$(61,491)	$(49,338)	$(49,289)	$(36,146)	$(48,091)	$(53,428)	$(32,610)
Stock-based compensation expense and related employer payroll taxes	12,305	15,285	18,798	18,187	17,624	35,884	20,330	31,194	20,572	24,406
Amortization of acquired intangible assets	10,794	10,770	11,926	11,868	11,869	11,589	11,533	13,826	11,537	11,473
Restructuring charges	—	—	—	—	7,424	219	—	539	2,496	—
Acquisition-related items	6,495	2,289	375	103	(887)	4	(10)	(199)	2,054	123
Loss on operating lease assets	—	—	—	—	—	—	—	4,857	20,081	10,087
Write-off of deferred offering costs	—	—	—	5,563	—	—	—	—	—	—

Non-GAAP income (loss) from operations	$(32,196)	$(17,221)	$(21,911)	$(25,770)	$(13,308)	$(1,593)	$(4,293)	$2,126	$3,312	$13,479

Liquidity and Capital Resources

Since our inception, we have financed our operations, capital expenditures and acquisitions primarily through issuance of redeemable convertible preferred stock, non-convertible preferred stock and debt, as well as through payments received from our customers. As of July 31, 2024, we had cash and cash equivalents of $128.1 million, and $70.0 million available under the Credit Agreement, as described below. Cash and cash equivalents consisted of checking accounts and money market funds with maturities less than 90 days from the date of purchase.

We believe that our existing cash and cash equivalents, cash available under our Credit Agreement and cash receipts from our revenue arrangements will be sufficient to support working capital, operating lease payments and capital expenditure requirements for at least the next 12 months from the date of this prospectus. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.” Further, in the future we may enter into arrangements to acquire or invest in businesses, products, services and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition could be adversely affected.

Credit Agreement

In January 2023, we entered into a credit agreement that included (i) a term loan facility, or the Term Loan Facility, in an initial aggregate principal amount of $180.0 million, and (ii) a revolving credit facility, or the Revolving Credit Facility, in an initial aggregate principal amount of $70.0 million. In September 2024, we amended the credit agreement, or, as amended, the Credit Agreement, effective as of October 1, 2024, to, among other things, refinance $70.0 million of the outstanding principal balance of the Term Loan Facility with revolving credit loans, increase the aggregate commitments under the Revolving Credit Facility to $140.0 million and update applicable fee amounts. Under the Credit Agreement, the Term Loan Facility and the Revolving Credit Facility bear interest at a floating rate which can be, at our option, (i) a term Secured Overnight Financing Rate, or SOFR, based rate for a specified interest period plus an applicable margin, which is initially 2.5% per annum and will range between 2.25% and 3.0% per annum based on the ratio of our total outstanding debt to annual recurring revenue, or (ii) a base rate plus an applicable margin, which is initially 1.5% per annum and will range between 1.25% and 2.0% per annum based on the ratio of our total outstanding debt to annual recurring revenue. The term SOFR-based rate applicable to the Credit Agreement is subject to a “floor” of 0.75%. The Credit Agreement contains standard and customary covenants for agreements of this type, including various reporting, affirmative and negative covenants. On the first day of each calendar quarter, we have been required to repay an aggregate principal amount equal to 0.25% of the aggregate original principal amount of the Term Loan Facility, which repayment amount will become fixed at approximately $0.3 million beginning January 1, 2025. We are also required to pay quarterly a commitment fee of 0.25% per annum on undrawn amounts under the Revolving Credit Facility. The Term Loan Facility and the Revolving Credit Facility will mature in January 2028, unless extended as described in the Credit Agreement. As of July 31, 2024, the outstanding principal balance of the Term Loan Facility was $177.8 million, and there were no amounts drawn under the Revolving Credit Facility. As of October 1, 2024, the outstanding principal balance of the Term Loan Facility was $107.3 million, and there was $70.0 million drawn under the Revolving Credit Facility. See the section titled “Description of Certain Indebtedness” for additional information regarding the Credit Agreement.

Non-Convertible Preferred Stock

In October 2022, we issued 250,000 shares of non-convertible preferred stock and warrants to purchase 1,262,516 shares of Class A common stock for $0.01 per share. The total net proceeds received after issuance costs for this financing was $249.2 million. The warrants were fully exercised in October 2022. We used the net proceeds from the foregoing to repay a portion of the indebtedness incurred under term loans that were entered into in February 2022 in connection with our acquisition of FieldRoutes, or the 2022 Term Loans.

The holders of the non-convertible preferred stock are entitled to cumulative dividends at 10% per annum for the first five years and 15% per annum between the fifth and sixth anniversary. Dividends prior to the sixth anniversary are paid-in-kind. After the sixth anniversary, the holders are entitled to cash dividends, payable quarterly, at an annual rate of 20% of the non-convertible preferred stock liquidation preference. We have the right to redeem the non-convertible preferred stock at any time and plan to redeem all outstanding shares of our non-convertible preferred stock immediately prior to the completion of this offering. See the section titled “Description of Capital Stock—Non-Convertible Preferred Stock” for a discussion of the terms of our non-convertible preferred stock and the rights afforded to holders of such shares.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Fiscal		Six Months Ended July 31,
	2023	2024	2023	2024
	(in thousands)

Net cash provided by (used in) operating activities	$(120,748)	$(39,702)	$(45,982)	$6,092
Net cash used in investing activities	(681,182)	(40,347)	(28,423)	(13,185)
Net cash provided by (used in) financing activities	889,033	24,269	36,886	(12,394)

Net increase (decrease) in cash, cash equivalents, and restricted cash	$87,103	$(55,780)	$(37,519)	$(19,487)

Operating Activities

Net cash provided by operating activities was $6.1 million for the six months ended July 31, 2024. This primarily related to our net loss of $91.7 million and net cash outflows of $27.5 million from changes in our operating assets and liabilities, adjusted for non-cash charges of $125.3 million. The primary drivers of the changes in our operating assets and liabilities relate to an increase in accounts receivable of $11.1 million, a decrease in deferred contract costs and contract assets of $8.2 million, a decrease in accrued personnel-related expenses of $3.4 million, a decrease of lease liabilities of $3.9 million, and an increase in prepaid expenses and other assets of $3.4 million. These were partially offset by an increase in deferred revenue of $1.3 million. The changes in our operating assets and liabilities were primarily due to the growth of our business, timing of cash receipts from customers, timing of cash payments to our vendors and timing of payroll.

Net cash used in operating activities was $46.0 million for the six months ended July 31, 2023. This primarily related to our net loss of $104.1 million, adjusted for non-cash charges of $99.9 million and net cash outflows of $41.8 million for changes in our operating assets and liabilities. The primary drivers of the changes in our operating assets and liabilities relate to a decrease in accrued personnel-related expenses of $15.9 million due primarily to the payout of annual bonuses, a decrease in deferred contract costs and contract assets of $11.2 million, an increase in accounts receivable of $8.7 million, a decrease of lease liabilities of $4.0 million, and a decrease of $2.7 million in other liabilities. These were partially offset by a decrease in prepaid expenses and other current assets of $1.3 million. The changes in our operating assets and liabilities were primarily due to the growth of our business, timing of cash receipts from customers, timing of cash payments to our vendors and timing of payroll.

Net cash used in operating activities was $39.7 million in fiscal 2024. This primarily related to our net loss of $195.1 million, adjusted for non-cash charges of $208.2 million and net cash outflows of $52.7 million for changes in our operating assets and liabilities. The primary drivers of the changes in our operating assets and liabilities relate to an increase in deferred contract costs of $12.6 million, an increase in contract assets of $11.8 million, a decrease in lease liability of $9.2 million, an increase in accounts receivable of $7.8 million, a decrease in accounts payable and accrued operating expenses, accrued personnel-related expenses and other liabilities of $6.4 million, and an increase in prepaid and other assets of $5.2 million. The changes in our operating assets and liabilities are primarily due to the growth of our business, timing of cash receipts from customers, timing of cash payments to our vendors and timing of payroll.

Net cash used in operating activities was $120.7 million for fiscal 2023. This primarily related to our net loss of $269.5 million, adjusted for non-cash charges of $141.6 million and net cash inflows of $7.2 million for changes in our operating assets and liabilities. The primary drivers of the changes in our operating assets and liabilities relate to an increase in accounts payable and accrued operating expenses, accrued personnel-related expenses and other liabilities of $26.5 million, an increase in lease liability of $9.3 million, and an increase in deferred revenue of $1.7 million, partially offset by an increase in contract assets of $10.2 million, an increase in deferred contract costs of $11.1 million, an increase in accounts receivable of $4.5 million, and an increase in prepaid and other assets of $4.6 million. The changes in our operating assets and liabilities are primarily due to the growth of our business, timing of cash receipts from customers, timing of cash payments to our vendors and timing of payroll.

Investing Activities

Net cash used in investing activities was $13.2 million for the six months ended July 31, 2024. This consisted of cash outflows of $10.2 million for the investments in capitalized internal-use software, $1.8 million for the purchase of property and equipment, and $1.2 million of cash paid, net of cash acquired for the acquisition of Convex.

Net cash used in investing activities was $28.4 million for the six months ended July 31, 2023. This consisted of cash outflows of $20.6 million for the purchase of property and equipment and $9.0 million for the investments in capitalized internal-use software. These were partially offset by the receipt of an employee loan repayment of $1.5 million.

Net cash used in investing activities was $40.3 million for fiscal 2024. This consisted of cash outflows relating to $28.4 million for the purchase of property and equipment primarily related to improvements to our headquarters and other facilities and $15.7 million for the investments in capitalized internal-use software, partially offset by the proceeds from the sale of intangible assets of $2.7 million and the repayment of an employee loan of $1.5 million.

Net cash used in investing activities was $681.2 million for fiscal 2023. This consisted of cash outflows relating to the payment, net of cash acquired of $589.7 million for the acquisitions of FieldRoutes and Schedule Engine, $74.0 million for the purchase of property and equipment primarily related to improvements to our headquarters and other facilities, $15.5 million for the investments in capitalized internal-use software, and $2.5 million related to deposits for property and equipment, partially offset by the repayment of an employee loan of $0.5 million.

Financing Activities

Net cash used in financing activities was $12.4 million for the six months ended July 31, 2024. This consisted primarily of the repurchase of shares for tax withholdings upon settlement of RSUs of $13.6 million, payments related to initial public offering costs of $0.8 million and the repayment of debt of $0.9 million. These were partially offset by proceeds from the exercise of stock options of $3.2 million.

Net cash provided by financing activities was $36.9 million for the six months ended July 31, 2023. This consisted primarily of $33.6 million in net proceeds from the issuance of Series H-1 redeemable convertible preferred stock and $6.7 million from proceeds from the exercise of options. These were offset by the repurchase of shares for tax withholdings upon settlement of RSUs of $2.5 million.

Net cash provided by financing activities was $24.3 million for fiscal 2024. This consisted of proceeds from the issuance of Series H-1 redeemable convertible preferred stock, net of issuance costs, of $33.6 million and $9.7 million from the exercise of stock options, partially offset by the net settlement of shares for tax withholding of RSUs of $16.5 million, the payment of debt of $1.4 million, and the payment of contingent consideration of $0.8 million.

Net cash provided by financing activities was $889.0 million for fiscal 2023. This consisted of proceeds of $905.0 million from the 2022 Term Loans and the Credit Agreement, and proceeds from the issuance of Series H redeemable convertible preferred stock, net of issuance costs, of $472.9 million, proceeds from the issuance of non-convertible preferred stock and warrants, net of issuance costs, of $249.2 million, proceeds from the repayment of employee notes of $8.8 million, and exercise of stock options, net of repurchases, of $2.0 million, partially offset by the repayment of the 2022 Term Loans of $725.0 million, the payment of debt issuance costs of $17.8 million, the payment of $2.0 million of offering costs, the net settlement of shares for tax withholding of RSUs of $3.4 million and the payment of contingent consideration of $0.7 million.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of July 31, 2024, we had cash and cash equivalents of $128.1 million. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

Our exposures to market risk for changes in interest rates relate primarily to the Credit Agreement (described above) which bears floating interest rates and a rising interest rate environment will increase the amount of interest paid on these loans. Each 100 basis point increase in these initial rates would increase annual interest expense by approximately $1.8 million assuming the loans remain outstanding for the annual period.

Foreign Currency Risk

The vast majority of our cash generated from revenue is denominated in U.S. dollars, with a small amount denominated in Canadian dollars. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, Armenia and Canada. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements in fiscal 2023 and fiscal 2024 or on our unaudited interim condensed consolidated financial statements for the six months ended July 31, 2023 and 2024. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Inflation Risk

If our costs, in particular personnel-related costs, become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates.

An accounting policy is deemed critical if it is both important to the portrayal of our financial condition and results and requires us to make difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. An accounting estimate is deemed critical where the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the impact of the estimate on our financial condition or operating performance is material.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information of the below critical accounting policies and estimates and our other significant accounting policies, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Revenue recognition represents an important accounting policy to the understanding of our financial condition and results of operations. Our revenue recognition may require the use of significant judgment in determining whether services are considered distinct performance obligations that should be accounted for separately and determining estimated standalone selling prices for the purposes of allocating the transaction price to distinct performance obligations. For information regarding our revenue recognition accounting policy, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Stock-Based Compensation

Stock-based compensation represents a critical accounting policy to the understanding of our results of operations. For information regarding our stock-based compensation accounting policy, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

The value of our common stock is the primary input to measure the grant date fair value of our stock-based awards. The valuation of our common stock is a critical accounting estimate as it is subject to significant assumptions and estimates as described below.

Common Stock Valuations

We are required to estimate the fair value of the common stock underlying our stock awards. Significant judgment is required in determining the fair value of our common stock. Prior to us becoming a public company, the fair values of the common stock underlying our stock-based awards were determined by our board of directors with input from management and independent third-party valuations prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based options was determined by our board of directors based in part on the most recent contemporaneous third-party valuation as of the grant date. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by independent third-party specialists;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, we determined the equity value using a hybrid approach where two scenarios were examined: (1) the IPO scenario and (2) the stay private scenario. The per share equity values derived from these scenarios were then probability weighted to estimate the per share value of our common stock.

In the IPO scenario, we used the precedent transaction method which estimates the fair value of our equity based on the sale prices of shares of our preferred or common stock in a recent financing, if applicable, or other transactions in our capital stock. We then estimated the per share value of our common stock by dividing the total equity value by our number of shares of common stock assuming our preferred stock converts.

In the stay private scenario, we estimated the fair value of our equity using a market approach valuation method. The market approach estimates equity value based on the guideline public company method or the precedent transaction method described above. The guideline public company method analyzes the comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial metrics to estimate the value of the subject company. We then determined the per share value of our common stock using an option-pricing model, or OPM, to which we then applied a lack of marketability discount. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of the equity instruments.

Acquisitions

Accounting for acquisitions represents a critical accounting policy. For information regarding our acquisition accounting policy, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. Determining the fair value of assets acquired and liabilities assumed requires management to make judgments and estimates, including the selection of valuation methodologies, assumptions used in future revenue, cost and cash flow forecasts and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. While we use our best estimates and judgments, estimates are inherently uncertain and subject to refinement. The valuation of intangible assets, primarily customer relationships and developed technology, includes estimates that are critical accounting estimates. These critical estimates are primarily those relating to forecasted growth rates, customer retention rates and obsolescence rates of acquired technology. We base these estimates using information available regarding historical trends and future industry conditions and macroeconomic events, and judgments regarding the replacement and obsolescence of acquired technologies, among other factors.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements and Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

JOBS Act Accounting Election

We are an “emerging growth company” under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

BUSINESS

Overview

ServiceTitan is the operating system that powers the trades.

We are modernizing a massive and technologically underserved industry—an industry commonly referred to as the “trades.” The trades consist of the collection of field service activities required to install, maintain, and service the infrastructure and systems of residences and commercial buildings. Tradespeople—like your local plumber, roofer, landscaper, HVAC technician and others who are employed in the trades—are immensely skilled and extensively trained. They are the essential, unsung heroes who work tirelessly to ensure that our needs are met where we live or work, ready at a moment’s notice to leave their families in the middle of the night to go across town to help others. The trades constitute a large, expanding cornerstone of our economy. There are hundreds of thousands of trades businesses providing essential services in every corner of the country. Based on internal analysis of industry data, we estimate the customers of trades businesses, which we refer to as “end customers,” spend approximately $1.5 trillion annually on trades services for homes and businesses in the United States and Canada alone.15

Despite the size and criticality of the trades and the specialized skills of tradespeople, technology solutions have generally not evolved to address their needs. Thus, many trades are forced to rely on a variety of inadequate tools to manage their workflows. As a result, before software like ours was created, we believe tradespeople were unable to fully harness the transformative benefits of modern technology to improve both their businesses and quality of life.

ServiceTitan was born in the trades and built for the trades. Our founders, Ara Mahdessian and Vahe Kuzoyan, are the sons of trades business owners. They grew up watching their parents work late into the night after full days in the field—balancing the books, preparing invoices and scheduling the next day’s work—manually performing repetitive tasks that consumed their time and diverted their energy away from what they loved: serving customers and spending time with their families. Ara and Vahe founded ServiceTitan to provide tradespeople, like their parents, with technology that is purpose-built to help trades businesses thrive. We built our cloud-based software platform to offer end-to-end capabilities to manage complex workflows, connect key stakeholders and provide impactful industry best practices. ServiceTitan remains to this day maniacally focused on the success of our customers as we fundamentally believe that our customers’ success leads to our success.

ServiceTitan provides an end-to-end, cloud-based software platform that connects and manages a wide array of business workflows such as advertising, job scheduling and management, dispatching, generating estimates and invoices, payment processing and more. We designed our platform to be the operating system for the trades, to assimilate features, capabilities and best-practices across trades for all of our customers and to provide them with a playbook to scale and operate more efficiently. Tradespeople spend their days interfacing with the ServiceTitan platform across what we believe to be the five most business-critical functions, or the “core centers of gravity,” inside a trades business: CRM (customer relationship management, including sales enablement, marketing automation and customer service), FSM (field service management, including scheduling and dispatching), ERP (enterprise resource planning, including inventory), HCM (human capital management, including compensation and payroll integration) and FinTech (including payments and third-party consumer financing). By offering interoperable capabilities in all five centers of gravity, we continuously capture comprehensive data insights across key workflows in a trades business. We believe these data insights position us to deliver differentiated value to our customers and to develop durable customer relationships, as demonstrated by our gross dollar retention rate of over 95% for each of the last ten fiscal quarters.16

[15]	See the section titled “Industry, Market and Other Data” for a description of how we calculate trades spend in the United States and Canada, and our current serviceable market opportunity.
[16]

As of July 31, 2024. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business Performance” for descriptions of how we calculate net dollar retention rate and gross dollar retention rate, respectively.

We are intimately aware of the challenges our customers face every day. Our software has been built on tens of thousands of hours of customer interactions and billions of data points collected from tradespeople’s live usage. Our close customer proximity and deep connection with the industry enable us to make evidence-based recommendations that can improve our customers’ business outcomes by identifying and replicating what works and fixing what does not. Our insights are augmented by the vast amounts of structured and unstructured data that we synthesize into best practices. These insights are then delivered across automated workflows, many of which we enhance with artificial intelligence, or AI, to address the distinct vertical-specific needs of the trades. Our comprehensive capabilities help our customers manage, grow and further professionalize their businesses, positioning them to realize the following impactful outcomes:

•

Accelerate Revenue. Our suite of products provides powerful tools to help our customers drive more sales by helping them to determine which end customers to target, marketing to end customers effectively and optimizing the process to convert and retain end customers by making the job-booking process as seamless as possible. We also continuously refine and provide data-backed industry best practice playbooks to train technicians to be effective sales representatives and build trust with the end customer.

•

Drive Operational Efficiency. Our platform helps to increase overall productivity by seamlessly integrating our customers’ often fragmented business processes. Our tools enable office staff and technicians to collaborate more effectively and focus on their end customers’ needs by providing access to consistent and real-time information, automating back-office workflows and enabling payment collection on-site.

•

Deliver a Superior End-Customer Service Experience. Our tools help the trades provide the kind of modern, convenient, mobile-first end-customer experience that earns five-star reviews and builds brand loyalty, where the end customer is typically a homeowner, business owner or property manager. Our tools enable customers to deliver transparent, seamless end-customer outcomes from the initial call through job completion and on-site payment collection, and then receive immediate feedback through reviews to make any necessary refinements or remediations to confirm end-customer satisfaction. Further, our embedded position in the trades ecosystem allows us to proactively monitor shifting end-customer expectations and continuously innovate around them.

•

Provide a Differentiated Employee Experience. Our software delivers cutting-edge tools that improve experiences for office staff and can increase commissions for technicians. We arm technicians with relevant data and a suite of capabilities that empower them to be more knowledgeable and productive at the job site, ultimately delivering an enhanced end-customer experience. These tools are designed to drive higher average ticket sizes and better end-customer reviews and retention, which in turn can lead to higher commissions for technicians while minimizing their time spent on menial tasks. We believe higher commission opportunities, in tandem with the efficiency and employee experience benefits enabled by our platform, help to increase employee morale and retention in an industry facing competition over a shortage of skilled labor. Our customers’ technicians also benefit from being at the forefront of technology powering the trades, which can further drive technician retention at ServiceTitan-powered businesses.

•

Heighten Business Owners’ Visibility, Control and Peace of Mind. Our platform offers our customers real-time insights into key business workflows through customizable dashboards that can be accessed essentially anywhere, anytime. We empower our customers to make optimal high-impact, data-driven decisions for their businesses. Through this enhanced sense of control combined with the meaningful benefits we can deliver to business owners’ operational results, our tools are designed to deliver peace of mind to owners of trades businesses that their businesses are running smoothly and they are on an informed path to success.

We serve many trades, including plumbing, electrical, HVAC, garage door, pest control, landscaping and others. In fiscal 2023, fiscal 2024 and the 12 months ended July 31, 2023 and 2024, we processed $44.9 billion, $55.7 billion, $50.6 billion and $62.0 billion of Gross Transaction Volume, or GTV, respectively. GTV represents the sum of total dollars invoiced by our customers to end customers through our platform in a given period, which is intended to be a proxy for the total revenue our customers generate from their end customers. We define a customer as a parent organization, which may have multiple locations, brands or subsidiaries, that has been billed in the prior three months, and of those customers we define Active Customers as customers with over $10,000 of annualized billings.17 Our customers have ranged in size from family-owned contractors with a few employees to large franchises with national footprints of over 500 locations and over $1 billion in annual GTV. As of January 31, 2023 and 2024, we had approximately 6,800 Active Customers and approximately 8,000 Active Customers, respectively, representing over 95% and over 96% of our annualized billings, respectively. During fiscal 2024, our customers performed jobs in zip codes representing approximately 98.5% of the U.S. population, based on U.S. census data as of 2022. In fiscal 2024, approximately 109 million jobs were completed by our customers through our platform. As a testament to our platform’s ability to scale with our customers, as of January 31, 2024, we had over 1,000 customers with annualized billings exceeding $100,000 on our platform, a number which has roughly doubled since January 31, 2022. Customers with annualized billings exceeding $100,000 on our platform represented over 50% of annualized billings as of January 31, 2024.

We have two general categories of revenue: (i) platform revenue and (ii) professional services and other revenue. The substantial majority of our revenue is platform revenue, which we generate through (a) subscription revenue generated from access to and use of our platform, including subscriptions to our Core and certain Pro products, and (b) usage-based revenue generated from transactions using our FinTech solutions, usage of certain Pro products and other usage-based services. We land with our Core product, which offers a base-level functionality across all key workflows, including call tracking, scheduling, dispatching, end-customer communications, marketing automation, estimating, job costing, sales, inventory and payroll integration. To supplement our Core product and provide an even higher level of functionality, we offer our Pro products, which provide value-additive capabilities, as well as our FinTech products, which include payment processing and third-party financing solutions. Together, we refer to our Pro and FinTech products as “add-on products.” Our net dollar retention rate, which we view as a measure of our customers’ growth and success on our platform, was over 110% for each of the last ten fiscal quarters.18 As our customer base has grown, we have seen a gradual normalization of our quarterly net dollar retention rate over the last ten fiscal quarters. During this period, our quarterly net dollar retention rate declined by seven percentage points, of which a two percentage point decline occurred in the last twelve months between July 31, 2023 and July 31, 2024. We also generate a small portion of revenue from professional services and other sources, with this type of revenue generally earned when we onboard new customers.

We have consistently grown and scaled our business operations organically and through acquisitions, while investing for the future. From fiscal 2021 to fiscal 2024, our revenue grew from $179.2 million to $614.3 million, respectively, representing a compound annual growth rate of 51%. Most recently, our revenue was $467.7 million and $614.3 million for fiscal 2023 and fiscal 2024, respectively, representing a year-over-year increase of 31%. Our revenue was $292.5 million and $363.3 million for the six months ended July 31, 2023 and 2024, respectively, representing a year-over-year increase of 24%. During fiscal 2023 and fiscal 2024, we incurred losses from operations of $221.9 million and $182.9 million, respectively, with $97.1 million and $17.1 million in non-GAAP losses from operations, respectively.20 During the six months ended July 31, 2023 and 2024, we incurred losses from operations of $98.6 million and $86.0 million, respectively, with $14.9 million in non-GAAP loss from operations and $16.8 million in non-GAAP income from operations, respectively. During fiscal 2023 and fiscal 2024, we incurred net losses of $269.5 million and $195.1 million, respectively. During the six months ended July 31, 2023 and 2024, we incurred net losses of $104.1 million and $91.7 million, respectively. Our net loss, loss from operations and non-GAAP income (loss) from operations in recent periods reflect our continued investment in the growth of our business to capture the large market opportunity available to us.

[17]	See the section titled “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of how we calculate annualized billings.
[18]

As of July 31, 2024. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of how we calculate net dollar retention rate.

Industry Background

Access to clean water, consistent power, heated and ventilated air, an environment free from pest infestations, and a roof overhead are just some of the basic requirements of the modern home and business. We take these standards of living and comforts for granted until something goes wrong—a water pipe bursts, the heat goes out in the dead of winter or the power goes down in the middle of the workday. It is in these moments when tradespeople come to the rescue and we remember how much we depend on the trades.

The Trades Are Massive, Durable and Rapidly Professionalizing

The trades are a cornerstone of our global economy and one of the largest employment categories for the U.S. workforce, with more than 6 million employees in the United States.19 They attract considerable spending on homes, businesses and other properties. Based on internal analysis of industry data, we estimate end customers spend approximately $1.5 trillion annually on trades services for their homes and businesses in the United States and Canada alone. As an industry, this places the trades above other well-known annual spend categories in the United States, such as the approximately $1.1 trillion spent on retail e-commerce, approximately $1.0 trillion spent on transportation and warehousing and approximately $0.9 trillion spent on accommodation and food services, each in 2023.20

The critical and generally non-discretionary nature of the work conducted by trades businesses also makes it a resilient category in times of economic and societal uncertainty. According to an industry report, over 75% of the 666 million jobs completed by trades businesses across U.S. residential home services in 2022 were expected to be immediate, preventative or non-discretionary in nature.21

In addition to being large and durable, the trades have several tailwinds that we expect to continue for the foreseeable future. First, the U.S. building stock, including homes, businesses and other properties, are aging, requiring increasing levels of upkeep. In 1991, the median age of a U.S. owner-occupied home was 27 years; by 2021, the median age had increased to 43 years, its highest in the last three decades.22 Second, homeowners and property managers increasingly lack the technical skills, know-how and willingness to perform increasingly complex projects in a “DIY” manner, driving up demand for professional tradespeople. Finally, climate change has ushered in changing and increasingly extreme weather patterns, including warmer summers and colder winters that result in, for instance, a heightened need for HVAC systems. Over time, changing weather patterns can lead to more wear-and-tear on homes and businesses, increasing the frequency of maintenance projects and new installations. In addition, a shift to clean energy would require installation and associated maintenance of new equipment, requiring the expertise of tradespeople.

Historically, the trades consisted of smaller, often family-owned entrepreneurial businesses with limited operational and geographical footprints. However, in recent years, more businesses are seeking to integrate modern technologies into their operations. Furthering this paradigm shift is the influx of professional operators, including private equity owners, who are investing in and consolidating the trades, standardizing the operations of their portfolio companies, implementing best practices and accelerating the digital shift with a focus on scaling and improving efficiency. At the same time, end customers increasingly demand seamless digital experiences that have become commonplace in other industries. These external forces create strong incentives for trades businesses to adopt transformative technology solutions to enhance business operations and deliver an enhanced customer experience.

[19]	IBISWorld Inc., Trades Industry Reports (December 2020 - March 2023).
[20]

See the section titled “Industry, Market and Other Data” for a description of how we calculate trade spend in the United States and Canada, and our current serviceable market opportunity. Comparative spend categories include spend data from the United States only and do not include spend data from Canada.

[21]	Angi Inc., The Economy of Everything Home, 2022, https://www.angi.com/research/reports/market/.
[22]	Harvard Joint Center for Housing Studies, The State of the Nation’s Housing, 2023, www.jchs.harvard.edu. All rights reserved.

Existing Tools Are Not Fulfilling the Needs of the Industry

The lack of modern, industry-specific technology solutions has made it difficult for trades businesses to meet the elevated expectations of end customers. Other than the solutions provided by ServiceTitan, the technology tools available to the trades broadly fall into one of four categories:

•

Multiple Disjointed Point-Specific Tools with Narrow Capabilities, that require a trades business to patch together numerous capabilities to support all its workflows and dedicate significant time, resources, capital and technical expertise, driving up costs without clear upside.

•

Horizontal Software Not Purpose-Built for the Trades, which typically require heavy customization as well as significant ongoing investment to meet the industry-specific needs of the trades and to keep pace with fast-changing industry dynamics, new technology and shifting consumer expectations. These generic tools are ill-suited for trades businesses, large or small, that generally do not manage complex IT deployments.

•

Legacy On-Premise Technology Tools, which were designed to address specific back-office use cases and fail to serve the end-to-end needs of a modern trades business. Often developed on-premise with unscalable data models, the constrained architectures of these tools generally fail to provide full connectivity between the business owner, field technicians and back-office.

•

Limited and Narrow, Down-market Solutions, that offer a thin layer of product capabilities that only address a narrow set of workflows to serve down-market trades businesses, which we define as having five employees or fewer. These solutions lack the end-to-end functionality and deep expertise of the trades to effectively serve larger trades businesses or scale with their customers as they grow.

The Trades Require an Industry-Centric Approach

Trades businesses are complex in nature, servicing many types of jobs across complex workflows in distributed locations. Therefore, we believe that to adequately serve the trades, a software solution needs to be purpose-built for the nuanced dynamics of the trades, including the following:

•

Distributed Workforce with Dynamic Workflows. Trade workflows are often fluid and geographically distributed as technicians, dispatchers, customer support representatives, salespeople, and owners may all be in separate and changing locations throughout the day but require immediate collaborative capabilities. Each job requires these distinct and separated constituents to frequently and dynamically interact with one another in real time to appropriately address an end customer’s job requirements. Further, jobs are generally complex and varying in scope, often requiring distinct combinations of parts and inventory. With such dispersed and variable workflows, combined with the scarcity of technicians and inherent costs of dispatching a technician to a job, we believe that establishing operating standards and maintaining real-time connectivity to ensure that all employees are working in sync can better position trades businesses to deliver high-quality and cost-efficient service.

•

Individual Trades Have Similar but Distinct Characteristics. The industry consists of a wide array of trades that service different needs of households and businesses. Though each trade has similar operational challenges and business goals, there are often many unique workflows and specifications that require configurations based on the nuances of a particular trade and/or end customer. For example, plumbing, electrical and HVAC services are often provided on-demand and require immediate dispatching, sophisticated in-the-field job estimating and sales enablement solutions on-site. Meanwhile, commercial landscaping projects require sophisticated measurement and estimation for recurring maintenance contracts. Pest control and lawn care are often offered as scheduled recurring services that require membership optimization.

•

Technology Adoption Requires Business Transformation. Often there are structural inefficiencies in trades businesses’ historical operational workflows. However, these processes have existed for generations, and trades businesses may be apprehensive to invest in technology solutions that carry the risk of massively disrupting their established norms. Since trades businesses tend to devote their resources to serving their customers, they often lack large IT organizations required to stitch together narrow solutions, build software products in-house or customize horizontal technology to fit their distinct workflows.

Given the distinct characteristics and challenges of the trades, the need for a software platform built specifically for and trusted by this industry is critical.

The ServiceTitan Approach

The trades deserve a modern platform to deliver superior performance from the back-office to field technicians to end customers. ServiceTitan was born to heed this calling. Our differentiated approach to drive success for our customers is built on three cornerstones:

•

Our Software is Trades-Specific and End-to-End. We have built what we believe to be the first and only comprehensive cloud-based software solution designed specifically for the diverse spectrum of trades businesses, fully integrating across various facets of business operations, including the five centers of gravity (CRM, FSM, ERP, HCM and FinTech). Rather than targeting specific functional areas as is traditional in enterprise software, we target our entire customer—a trades business—and have purpose-built our platform to cover their needs and workflows end-to-end. These needs can differ slightly across trade verticals. Therefore, we combine product offerings that are broadly applicable across trades along with tools that are more trade-specific to ensure we have productized all key workflows and can deliver our broad range of solutions through our platform.

•

We Are Experts in the Trades. ServiceTitan lives and breathes the trades. We are emphatically focused on understanding the evolving challenges and workflows of trades stakeholders through continuously engaging with customers and observing their on-site utilization of our products. We also employ in-house industry experts, such as former contractors, former association leaders and other subject matter experts, and work closely with customers and industry partners, including large distributors, OEMs and industry associations, to maintain a constant pulse of the trades. Our position at the center of the trades ecosystem is evident from the success of our annual customer conferences, Pantheon and Ignite, which were most recently held in the summer and fall 2024 with collectively over 3,500 customers and over 100 sponsors, and are consistently rated by customers as high impact industry gatherings.

•

We Leverage Our Data Assets to Improve Customer Outcomes and Experiences. The trades live and breathe ServiceTitan. Trades businesses spend their days using our platform and processing key workflows through us. Our platform is typically used by nearly every employee across functions at trades businesses, giving us an unrivaled ability to collect data across all workflows and all users. From the moment an end customer clicks on our customer’s website, to the scheduling of the dispatched technician, to the GPS pings from the technicians’ trucks en-route to a job, down to financing decisions and payment, our customers rely on the ServiceTitan platform to record and collect operational and end-customer data. We anonymize, aggregate and analyze this customer data, including end-customer calls, routing telemetry, job booking details, dispatch data, equipment cost and sales, job costing, lead conversions and payment detail. This data, alongside third-party industry and macro data, allows us to glean insights and productize further improvements for our customers.

We leverage these insights derived from our unique data assets together with our ever-growing expertise to build a differentiated perspective on the best way to run a trades business. Because our software is end-to-end, we are able to productize these best practices in our platform to drive real value for our customers. For example, efficiently matching demand to available service capacity is one of the biggest challenges of the trades business; because the services provided by our customers are often needed right away, generating more leads than a customer has capacity to service leads to a waste of previous marketing dollars. Our Ads optimization engine within Marketing Pro leverages dispatch, scheduling and capacity data, and combines it with leads data, all of which flow through our platform, to optimize online marketing in real time. This allows customers to throttle their marketing spend and increase ROI, at the campaign level, based on live available capacity and predicted job value by trade and job types.

This approach drives a powerful flywheel that reinforces our leadership in the trades. As the functionality of our platform expands, our customers can take advantage of that new functionality to increase the usage of our platform, fuel our revenue growth opportunities and enhance our data assets. This allows us to enhance existing solutions, create new products and enter new trades which further improves our value proposition. In turn, we are able to attract new customers and empower our customers to grow, further driving usage and accelerating a virtuous flywheel that reinforces our leadership in the trades.

We supercharge this flywheel with our AI capabilities. ServiceTitan has always strived to be at the forefront of bringing data and machine learning to the trades, and now with the proliferation of AI, we continue to utilize the latest innovations to layer both traditional AI and GenAI into solutions across our platform. To accomplish this, the data we track across our platform, which we refer to as our proprietary data assets, is fed into Titan Intelligence, our AI engine, which automates customer tasks and drives additional insight-based actions, informed by external micro and macro data that we license from third-parties, such as credit card purchase data, further enhancing our value proposition and driving more usage. While we have used our proprietary data assets and micro and macro data licensed from third parties to build our AI solutions, our proprietary algorithms once built do not materially rely on these historic data sets to function.

We believe ServiceTitan has the three necessary ingredients to truly harness the power of AI to drive value for our customers:

•	Massive and growing proprietary data assets.

•	Similar customer profiles with common workflows.

•	An end-to-end platform, allowing us to put insights into action.

We bring AI solutions to our customers in two ways:

•	AI Features and Insights. We embed AI-driven features and insights within certain existing products. For example, AI document readers, Automatic Job Summarizer, FinTech Financing Plan Optimizer and

Service Demand Forecasting can drive immediate value for both top-line growth and efficiency for our customer base. They also enable our customers to start small and build trust in the AI systems reducing barriers to entry for ServiceTitan AI products.

•

AI Products. We have launched and plan to launch additional innovative, purpose-built, add-on AI products designed specifically for the trades to transform the way our customers perform certain functions. For example, Dispatch Pro is a fully automated, AI-driven dispatching and routing solution, which generates data-based recommendations and takes actions to streamline the dispatch processes for our customers. Trades businesses have historically experienced several inefficiencies in dispatching technicians for field jobs, including inaccurate estimation of job revenue, mismatch of technician strengths for the type of job, and misallocation of jobs resulting in idling or overbooking of technicians. Given our end-to-end nature, we are able to analyze the data that flows through our platform, simulate thousands of possible scenarios to project job value, use logic based on industry best practices to automatically assign the best technician for a specific job and ultimately help our customers maximize profitability. This allows our platform to automatically balance the priority of generating the most revenue per job with route optimization, providing demonstrable ROI to our customers and enabling them to increase topline and scale staff with lower overhead cost.

Our Opportunity

The trades represent a massive, critical industry that has historically been underserved by technology; therefore, we believe the addressable market for technology for the trades is large and significantly underpenetrated. Our deep domain expertise, as well as the depth and breadth of our platform, position us to win in this attractive market opportunity.

In the United States and Canada alone, end customers spend approximately $1.5 trillion on trades services annually. Today, we serve trades and end markets that represent approximately $650 billion of the total $1.5 trillion annual industry spend, which we refer to as our serviceable industry spend. This serviceable industry spend includes work performed in the construction of homes and buildings as well as the servicing of existing residences and commercial buildings. Though many trades businesses service both new construction and existing buildings, and both commercial businesses and residences, we think of the $650 billion serviceable industry spend across two dimensions: (i) businesses that focus on residential homes or commercial buildings and (ii) businesses that focus on installation of infrastructure in newly constructed or remodeled homes and buildings, or Construction, or maintaining and replacing infrastructure in existing homes and buildings, or Service and Replace. We estimate that the residential Service and Replace subsegment of the market represents approximately $180 billion of our serviceable industry spend, while the commercial Service and Replace subsegment represents approximately $260 billion of our serviceable industry spend. We further estimate trades businesses that focus on residential Construction represent approximately $110 billion of our serviceable industry spend, while trades businesses that focus on commercial Construction represent approximately $100 billion of our serviceable industry spend. Accordingly, between the commercial Service and Replace subsegment and the commercial Construction subsegment, we estimate trades businesses focused on serving commercial business represent more than half of our approximately $650 billion serviceable industry spend. Our growth in trades businesses focused on serving commercial buildings and new construction has been rapid, as GTV generated from these commercial- and construction-focused customers has increased from over $2.5 billion for the quarter ended July 31, 2022 to over $5 billion for the quarter ended July 31, 2024. These customers completed approximately 7 million jobs on our platform in fiscal 2024.

Today, we capture on average approximately 1% of our customers’ GTV as revenue from their subscription to and current usage of our products. We estimate that with our current product suite, we have the potential to capture on average approximately 2% of our customers’ GTV as revenue from their subscription to and usage of our full suite of add-on products.

Based on our approximately $650 billion serviceable industry spend and our estimate that we have the opportunity to capture on average approximately 2% of our customers’ GTV as revenue, we estimate ServiceTitan has a serviceable market opportunity of approximately $13 billion.23

We believe that this opportunity will continue to grow as we continue to expand our platform to reach trade spend we currently do not fully service. Specifically, we do not serve all trade verticals and businesses focused on heavy commercial and construction work, and we do not focus on down-market trades businesses, which we define as having five employees or fewer.

We believe we can further expand our serviceable market opportunity by increasing the percentage of our customers’ GTV that we are able to capture as revenue, which we aim to do by providing additional value to our customers and potential customers through the development of new add-on products and deploying additional features in our Core product.

Our Platform

Our end-to-end platform is purpose-built to enable our customers to accelerate the performance of their businesses. We provide owners, technicians, customer service representatives and other office staff with the tools to accelerate growth, drive operational efficiencies and deliver a superior end-customer and field service technician experience, all while monitoring key business drivers and outcomes.

We designed our platform to address key workflows within a trades business. Our platform offerings include: Core, Pro and FinTech products. We land with our Core product, which offers a base-level functionality across all key workflows, including call tracking, scheduling, dispatching, end-customer communications, marketing automation, estimating, job costing, sales, inventory and payroll integration. To supplement our Core product and provide an even higher level of functionality, we offer our Pro products, which provide value-additive capabilities such as Marketing Pro, Pricebook Pro, Dispatch Pro and Scheduling Pro to further boost operational and financial efficiencies, as well as our FinTech products, which include third-party payment processing and third-party financing solutions.

Our solutions are designed to be highly configurable to best meet the specific needs of each trade vertical. We combine product offerings that are broadly applicable across verticals along with tools that are more trade vertical-specific, including those we acquired through FieldRoutes and Aspire, to ensure we have productized all key workflows necessary to deliver meaningful value to our customers. Today, we go to market in nearly all trade verticals we serve with our ServiceTitan solutions, and additionally cover the pest, cleaning, lawncare and commercial landscaping verticals with our FieldRoutes and Aspire solutions. Over time, we expect to continue investing in the shared services layer across all of the solutions in our platform, increasing the level of integration across workflows. As we continue to innovate and deliver on our product roadmap, we will thoughtfully configure our platform and introduce solutions to additional trades that are relevant to their specific needs and workflows. Further, Titan Intelligence, our AI engine, is woven into components of our Core and Pro product offerings and is integrated into our FinTech solutions. We expect GenAI to be a key component of our platform going forward and plan to continue integrating AI across our platform, enhancing our product offerings with differentiated data insights.

Our Value Propositions

We offer comprehensive capabilities to help our customers manage and grow their businesses, with the following key outcomes:

•

Accelerate Revenue. Our suite of products provides powerful tools to help our customers drive more sales and increase average ticket sizes. We help our customers accelerate their growth by helping them to determine which end customers to target, marketing to end customers effectively through the right campaign at the right times and optimizing the process to convert and retain end customers by making the job-booking process as seamless as possible. We empower technicians with the tools and training necessary to help drive better end-customer results and higher ticket sizes that, in turn, can generate higher and more repeatable

[23]

See the section titled “Industry, Market and Other Data” for a description of how we calculate trades spend in the United States and Canada and for a description of how we define and calculate our serviceable industry spend and market opportunity.

revenue for our customers. We also continuously refine and provide data-backed industry best practice playbooks to train technicians to be effective sales representatives and build trust with the end-customer. From the three months ended March 31, 2021 through the three months ended June 30, 2024, our customers experienced an impressive median year-over-year GTV growth of 16%.

•

Drive Operational Efficiency. Our platform helps to increase overall productivity by seamlessly integrating our customers’ often fragmented business processes historically served by multiple disjointed point solutions. Our tools enable office staff and technicians to collaborate more effectively and focus on their end customers’ needs by providing access to consistent and real-time information, automating back-office workflows and enabling payment collection on-site. More specifically, beginning with our customers’ marketing efforts, our platform can monitor and suggest prioritization of advertising spend according to available resources. From a customer service representative perspective, our call booking capabilities allow our customers to have a more informed booking process with fewer customer service representatives. When dispatching a technician, our platform can automatically dispatch the optimal technician for the job via the most efficient route, and arms them with robust property data and job background to ensure they arrive prepared.

•

Deliver a Superior End-Customer Service Experience. Our tools help the trades provide the kind of modern, convenient, mobile-first end-customer experience that earns five-star reviews and builds brand loyalty. The end customer’s experience is tailored and seamless from the initial call, when they are greeted by a customer service representative who has access to information about who the end customer is, what issue they are facing and what their history with our customer might be. Once the job is booked, our platform enables the end customer to receive and send text messages regarding their job, ranging from appointment reminders to technician bios and real-time truck tracking. The end customer is then assigned a technician scheduled to actually arrive on time, is informed on property and job details and is equipped with a tablet that can take the end customer through job estimates to facilitate an informed decision and efficiently troubleshoot any unexpected issue. When the technician completes the job, the end customer can remit payment or opt into third-party consumer financing options for pricier jobs, all on-site through the technician’s tablet. Our tools enable customers to deliver transparent, seamless end-customer outcomes from the initial call through job completion and on-site payment collection, and then receive immediate feedback through reviews to make any necessary refinements or remediations to confirm end-customer satisfaction. Further, our embedded position in the trades ecosystem allows us to proactively monitor shifting end-customer expectations and continuously innovate around them.

•

Provide a Differentiated Employee Experience. Our software delivers cutting-edge tools that improve experiences for office staff and can increase commissions for technicians. From the moment a technician is dispatched, they are armed with an efficient GPS route, relevant property data and a suite of capabilities on their tablets from estimation to payment processing that empower them to be more knowledgeable and productive at the job site, ultimately delivering an enhanced end-customer experience. These tools are designed to drive higher average ticket sizes and better end-customer reviews and retention, which in turn can lead to higher commissions for technicians. Technicians are also able to focus on delivering their valuable expertise to end customers instead of spending time on menial tasks. We believe higher commission opportunities, in tandem with the efficiency and employee experience benefits enabled by our platform, help to increase employee morale and retention in an industry facing competition over a shortage of skilled labor. Our engrained position in the industry enables us to continuously monitor the evolving needs of trades businesses and develop new tools accordingly to further enhance the technician experience. As a result, our customers’ technicians benefit from being at the forefront of technology powering the trades, which can further drive technician retention at ServiceTitan-powered businesses.

•

Heighten Business Owners’ Visibility, Control and Peace of Mind. Our platform offers our customers real-time insights into key business workflows through customizable dashboards that can be accessed essentially anywhere, anytime. With our dashboards and comprehensive data sets, our customers can make high-impact, data-driven decisions based on extensive, actionable and predictive insights to proactively pivot toward growth and away from potential operational challenges. We empower owners to make optimal decisions for their businesses. Through this enhanced sense of control combined with the meaningful benefits we can deliver to business owners’ operational results, our tools are designed to deliver peace of mind to owners of trades businesses that their businesses are running smoothly and they are on an informed path to success.

We view our platform as a critical tool for trades businesses as we deliver on our aforementioned value propositions. We believe our platform drives real return-on-investment for our customers, as we see a substantial difference in GTV growth for customers who have the greatest utilization of our platform, which we measure by a “TitanAdvisor Score” that is prominently displayed on each customer’s ServiceTitan dashboard. From the three months ended March 31, 2021 through the three months ended June 30, 2024, customers in the top quartile of TitanAdvisor Scores experienced a median year-over-year GTV growth of 20%, versus customers in the bottom quartile of TitanAdvisor Scores who experienced a median year-over-year GTV growth of 8%.

Our Customers

We serve customers ranging from family-owned businesses with a few employees to large enterprises with a national footprint, some of which are an aggregation of multiple customers through a franchise network or other common buying partners, who employ directly, or through their franchise network, thousands of employees and generate over $1 billion in annual GTV. The key decision maker for our customers is typically the business owner, and for some of our larger customers it is common for the business owner to employ executives such as a chief information officer to manage and upgrade critical IT systems or a general manager to oversee business operations. The general manager is typically also a key influencer in buying decisions. As of July 31, 2024, we delivered our platform to Active Customers in all 50 U.S. states and all ten provinces in Canada. As of January 31, 2023 and 2024, we had approximately 6,800 Active Customers and approximately 8,000 Active Customers, respectively, representing over 95% and over 96% of our annualized billings, respectively. As a testament to our platform’s ability to scale with our customers, as of January 31, 2024, we had over 1,000 customers with annualized billings exceeding $100,000 on our platform, a number which has roughly doubled since January 31, 2022. Customers with annualized billings exceeding $100,000 on our platform represented over 50% of annualized billings as of January 31, 2024.24

[24]	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of how we calculate annualized billings.

We believe the following case studies are examples of how some of our customers have selected, deployed and benefited from our products. We have highlighted customers of varying size and types across different trades, including heating, plumbing, electrical, HVAC, garage doors, construction, landscaping and water treatment. Our customers experience different results depending on a number of factors, and these case studies are not necessarily representative of the results achieved by other customers of these types or otherwise.

CASE STUDY

ServiceTitan's all-in-one solution helps A Plus Garage Doors overcome stagnant growth

ServiceTitan

DOORS

Customer Since: 2018 • Herriman, Utah
Industry: Residential Garage Doors
Add-on Products Used: Marketing Pro, Dispatch Pro, FinTech

The Challenge

Carrie Kelsch founded A Plus Garage Doors — a name optimized for the Yellow Pages — in 2005. She had grown A Plus Garage to a 26 employee and $6.5 million annual revenue business by the end of 2017, but was still entering data from technicians into spreadsheets after hours and patching together information from QuickBooks, Google Calendar and a handwritten job board to run her business. Her business had plateaued and she did not believe further growth was feasible.

The Solution & Outcome

At the time, ServiceTitan did not have trade-specific workflows catered to garage door businesses, but Kelsch recognized that an end-to-end platform was more valuable than piecing together multiple solutions and adopted ServiceTitan in 2018. With the feedback from A Plus Garage and other customers, ServiceTitan built more trade-specific workflows for the garage door industry, and in doing so, helped A Plus Garage unlock a new phase of growth and efficiency.

- A Plus Garage has 107 employees[1] and grew **from $12 million to almost $35 million** in annual revenue between 2019 and 2023.
- By leveraging ServiceTitan's ability to offer good-better-best options and a connected pricebook to create proposals in minutes, **Kelsch expanded her offering from just four garage door options to thousands** of choices, and in turn, **increased her average ticket size by 56%**.[2]
- **ServiceTitan's real-time reporting helps Kelsch keep control of her gross profit margin**, which was more than 60% in 2023, by allowing her to identify problems faster than before and make smart decisions for her business.
- Kelsch says implementing ServiceTitan has **saved her at least four hours a day** aggregating the data she needs to understand the health of her business. Now, with ServiceTitan, she feels she has access to real-time dashboards essentially anytime, anywhere.
- Kelsch says she sees her company continuing to grow significantly with ServiceTitan. "With a partner like ServiceTitan enabling our business to reach new heights, really, there's no limit," she says.

~30%

CAGR since switching to ServiceTitan

CAGR measured as revenue from the year ended Dec. 31, 2019 through the year ended Dec. 31, 2023.

"So many trades businesses can achieve scale they didn't even know was possible, and that's the power of ServiceTitan."

Carrie Kelsch, CEO

[1] For the year ended December 31, 2023.
[2] Represents the increase in average ticket size for the twelve months ended October 1, 2019 (the first twelve months on ServiceTitan) compared to the twelve months ended July 31, 2024.

CASE STUDY

$1.4B revenue Wrench Group uses ServiceTitan to manage and track far-flung home service giants

Customer Since: 2018 • Located in 15 states
Industry: Residential Heating, Plumbing, Electrical, Water Treatment
Add-on Products Used: Marketing Pro, Dispatch Pro, Scheduling Pro, Phones Pro, Pricebook Pro, FinTech

ServiceTitan

COOLRAY
Cooling • Heating • Plumbing
770-471-COOL
COOLRAY
Cooling • Heating • Plumbing
770-471-COOL
375
www.coolray.com

The Challenge

In 2017, Wrench Group needed a way to standardize operations across the company — especially as it looked to grow beyond its three locations and outpace its previous year's $165 million in revenue.[3] To succeed, it knew it needed a technology platform that took paperwork out of the technician's hands, improved customer service and enabled management to access real-time data across the business. "We felt good about the product and what was on the horizon. **It was clear ServiceTitan was the right partner for us,"** says CEO Ken Haines.

The Solution & Outcome

Haines said he sees ServiceTitan as the platform on which Wrench's home services juggernaut is built. Like many consolidators in the industry, Wrench's acquired companies are set up with ServiceTitan quickly after acquisition through a shared implementation template and M&A consolidator playbook. This allows Wrench to standardize practices and benchmark performance, while maintaining the strong local brands that had already been built.

- During the COVID-19 pandemic, Wrench Group moved its entire phone system to Phones Pro in days, allowing it to get everyone out of the office, manage the business remotely and keep answering the phones. "We didn't miss a beat and that wouldn't have been possible without ServiceTitan," Haines says.
- With the help of ServiceTitan, Wrench Group grew to a consortium of large residential contracting businesses generating more than **$1.4 billion in annual revenue** across 27 brands and 15 states.[4] "ServiceTitan gives me the ability to see what's going on at any location at any moment in essentially real time, and how things are tracking. We see that as a big competitive edge," Haines says.
- Powered by ServiceTitan, Wrench added more than 2,000 technicians over five years and now has over 4,000 technicians using the platform.[5]
- Wrench utilizes six ServiceTitan add-on products, leveraging the software's ability to automate and optimize marketing, call booking, dispatching and more. "**Marketing Pro has been a game changer for us**," Haines says. "It allows us to automate emails to current customers and prospects for retention, upsell and acquisition."

+25%

CAGR over the last four years on ServiceTitan

CAGR measured as revenue from the year ended Dec. 31, 2019 through the year ended Dec. 31, 2023.

"Compared to anyone else, I don't think there's even a close second in terms of what ServiceTitan can provide their customers."

Ken Haines, CEO

[3] For the year ended December 31, 2016.
[4] Based on customer data as of February 2024.
[5] Increase in technicians measured between January 1, 2019 and December 31, 2023. Total technicians as of December 31, 2023.

CASE STUDY

ServiceTitan took $60M revenue commercial leader Interstate AC from paper chaos to efficient growth

ServiceTitan

Customer Since: 2022 • Nashville, Tennessee
Industry: Commercial Construction, HVAC, Plumbing
Add-on Products Used: Dispatch Pro, Scheduling Pro, FinTech

INTERSTATE
INTERSTATE
832-8500

The Challenge

Interstate AC needed a software platform to streamline office processes, eliminate data entry and support more technicians efficiently. Before ServiceTitan, CFO Kirsta Holliman operated in a paper chaos of filing cabinets, accordion files and carbon paper. This meant Holliman and her team struggled to get accurate information as technicians spent full days in the field and often dropped off paperwork at the office days later. Holliman knew it was impacting the business' ability to invoice in a timely manner, collect payment and pay technicians.

The Solution & Outcome

Holliman began evaluating several software providers, and an Interstate AC employee suggested she take a look at ServiceTitan. "After we started working through the process, I realized ServiceTitan is the only software that has all the facets that we need to handle both **commercial service and commercial construction**," Holliman says. Interstate AC onboarded in late 2022 and since then:

- Since implementing ServiceTitan, Interstate AC has nearly **doubled its technicians to 63** and lowered its ratio of office staff to technicians.[6]
- Labor costing for payroll, previously an all-hands-on-deck headache for Interstate AC before ServiceTitan, is **now faster, more accurate, and requires fewer office staff** for Interstate AC with ServiceTitan.
- Interstate AC **reduced its billing time from weeks to a matter of days**, improving cash flow and providing real-time budget tracking.
- With ServiceTitan's FinTech products, Interstate AC is able to save time and improve cash flow. "Customers click a link, we get the payment — I mean, it's amazing!" Holliman says.
- Interstate AC has added **Dispatch Pro and Scheduling Pro**, two add-on products Holliman says they love.

> **"I believe in ServiceTitan. I know what it's brought to our company, and what it's done for my position. So I will preach ServiceTitan all day long."**
>
> **Kirsta Holliman, CFO**

[6] Measured from its go-live date on January 6, 2022 to September 30, 2024.

CASE STUDY

Any Hour becomes $450M+ revenue business consortium of 23 companies with ServiceTitan

ServiceTitan

Customer Since: 2020 • Orem, Utah
Industry: Residential Heating, Plumbing, Electrical
Add-on Products Used: Marketing Pro, Pricebook Pro, Phones Pro, Scheduling Pro, Dispatch Pro, FinTech

The Challenge

In 2020, Any Hour Service was a single-location residential heating, electrical and plumbing business that was dependent on a combination of paper invoices and legacy software that did not offer regular updates. To drive the operational efficiency and rapid growth they wanted, Any Hour needed a better solution.

The Solution & Outcome

Lincoln Walpole considers himself an "Operational CFO" tasked with alleviating bottlenecks and maximizing EBITDA. Switching to ServiceTitan helped digitally transform Any Hour's trajectory in terms of revenue and efficiency, Walpole says. More importantly, implementing ServiceTitan enabled Any Hour to replicate their operation for scale and go on what Walpole calls a "buying spree" in 2020. Since then:

- Any Hour grew its original single-location from $57 million in revenue in 2020 to $129 million in revenue in 2023 — a more than 31% CAGR for the original location alone.[7]
- Any Hour partnered with a private equity firm to create the Any Hour Group, which now operates 23 companies on ServiceTitan. **"ServiceTitan is essential to our scalability,"** says Walpole, who helped grow the consortium's revenue from **$318 million to more than $450 million** in two years.[8]
- Any Hour added **multiple Pro Products**, including Dispatch Pro, Marketing Pro, Scheduling Pro, Phones Pro and Pricebook Pro, to optimize their back office — leading to improved efficiency and profitability metrics. With these add-on products, Walpole says he sees the ROI of having an integrated platform, with data and insights from end-to-end.
- Any Hour experienced an estimated **~35% reduction in technician drive time by utilizing Dispatch Pro, powered by Titan Intelligence.**[9]

~25%

CAGR over the last two years on ServiceTitan

CAGR measured as revenue from the year ended Dec. 31, 2021 through the year ended Dec. 31, 2023.

"Marketing Pro has been huge for us. It helps us target certain demographics, certain zip codes and certain job types. For example, if we segment out HVAC service calls where the furnace or AC is more than 10 years old, we can target that customer base and hopefully get an opportunity. "

Lincoln Walpole, CFO

[7] Represents revenue growth from December 31, 2020 to December 31, 2023.
[8] Increase in annual revenue measured from the year ended December 31, 2021 through the year ended December 31, 2023.
[9] Based on Any Hour's comparison of drive times before and after implementing Dispatch Pro for a sample of its technicians.

CASE STUDY

ServiceTitan

Aspire powers APHIX to achieve its regional ambition with real-time data and repeatable processes

Customer Since: 2016 • Alabama, Kentucky, Tennessee
Industry: Commercial Landscaping
Product Utilization: Aspire

APHIX

The Challenge

President and CEO Allen Sweeney needed to deploy a mobile platform that worked for both field sales teams and landscaping crews, allowing real-time data to be exchanged between teams. To grow APHIX into the regional brand he envisioned, he knew he needed the right software solution. Aspire, which ServiceTitan acquired in 2021, was the answer.

The Solution & Outcome

APHIX onboarded with Aspire in 2016 and immediately benefited from the data insights Aspire provided. “Looking back, I don’t know how you can make good decisions quickly without having everything rolled into one system, like what we have with Aspire,” says Sweeney. Since adopting Aspire:

- Sweeney has gained **the visibility he needed to identify unprofitable customers** and engage in data-driven renewal conversations with his customers, helping to protect his profit margin.
- APHIX has implemented an extensive training program, powered by the Aspire platform’s reporting capabilities. Those reports focus each branch and employee on the right metrics — all driven by profitability. APHIX has **maintained a gross margin between 45-50%** over the last several years while **scaling the business on Aspire**.[10]
- Along with maintaining operational efficiency, APHIX has grown from almost $4 million in annual revenue in 2016 to **more than $24 million in annual revenue** in 2023.

“When I throw in a plug for Aspire, that’s because I think it’s the best software in the industry — I don’t even waste time looking at other options.”

Allen Sweeney, President and CEO

[10] Based on customer data as of October 2024.

CASE STUDY

ServiceTitan equips Hoffmann Brothers with the controls and reporting needed to grow and add trades

Customer Since: 2023 • St. Louis, Nashville, Denver
Industry: Residential HVAC, Plumbing, Electrical, Roofing
Add-on Products Used: Marketing Pro, Scheduling Pro, Phones Pro, Dispatch Pro, FinTech

ServiceTitan

The Challenge

In 2016, Chris and Joe Hoffmann took over Hoffmann Brothers — the business their father built over 40 years — with the objective to grow its core HVAC business and expand into additional trades. They needed software that would scale with their business, help them be acquisitive and offer the type of real-time data they needed to make decisions quickly — rather than waiting until the books closed the following month to get the insights they needed to manage their business.

The Solution & Outcome

"As we started to grow, ServiceTitan became a necessity," says CEO Chris Hoffmann. "It wasn't a matter of if we'd transition to ServiceTitan, it was just a matter of when." Hoffmann Brothers implemented ServiceTitan in 2023, putting them on a path to grow their business through organic and inorganic expansion.

- Hoffmann Brothers was already operating a multi-location, multi-trade business on ServiceTitan when it expanded into roofing. "We needed to align our entire business on a single technology stack to foster our high accountability environment," says Chris Hoffmann.
- ServiceTitan provides the same **visibility and real-time data** across all trades, accelerating the impact of already-developed processes. "We can see, in almost real time, how we did, and how people performed. ServiceTitan allows us to standardize our processes, workflows, metrics and coaching process," says Chris Hoffmann.
- Hoffmann Brothers recognizes the importance of staying up-to-date in a rapidly changing technology environment, Chris Hoffmann says. "We need a partner who can bring their expertise in technology and AI to identify emerging use cases and applications that are going to unlock tremendous value for our business. And that's ServiceTitan."

333

Technicians on the ServiceTitan platform as of July 31, 2024.

"ServiceTitan is leading the way in innovation for our industry. That's in stark contrast to other trades-specific software solutions out there."

Chris Hoffmann, CEO

Why We Continue to Win

We believe we have several distinct competitive advantages that drive our continued success:

•

Customer Proximity and Deep Domain Expertise. We understand the challenges that tradespeople experience every day in their businesses. Since our founding, we have maintained a singular focus on offering a purpose-built platform leveraging our domain expertise and strong passion for the trades. We talk to our customers constantly and have differentiated insight into their behavior, successes, and challenges. We are deeply-rooted in the industry and obsess about our customers, allowing us to identify what is working for them and what is not. We learn from challenges to drive future successes across the platform. We employ industry experts (former employees of customers, industry partners and others) and partner with trade industry organizations to ensure we understand trades businesses and address their needs from product innovation to end-customer success.

•

End-to-End and Trades-Specific Platform Extensible Across Trade Verticals. We continue to invest in a robust layer of solutions, including add-on products, that can be leveraged across trade verticals, which we refer to as “shared services.” At the same time, we have certain focused solutions to enable more vertical-specific workflows, such as those acquired through FieldRoutes and Aspire, to ensure that our offering covers the end-to-end workflows of each trade vertical we serve. Over time, we take aspects of these vertical-specific solutions and make them configurable to other trades, adding to our layer of shared services. As our shared services layer continues to grow, our customers across all trades can benefit from a wider and deeper range of offerings. Our shared services layer also provides us with a head start when entering new trades; we formulate our learnings from trades we have penetrated so far into a proven strategy to enter new trades verticals. Our goal when we enter a new trade vertical is to tailor our end-to-end offering for that space, leveraging our shared services layer and configurable tools. This end-to-end nature helps us go-to-market in a new vertical as an all-in-one platform that will be an attractive alternative to available single or bundled solutions existing in that vertical. Additionally, we draw on our proven go-to-market playbook from other verticals that includes partnering with key industry organizations, incorporating vertical-specific integrations and rapidly accumulating best practices relevant to the vertical to ensure credibility and fortify our thought leadership.

•

Powerful Data-Driven Insights. In fiscal 2024, customers on our platform completed approximately 109 million jobs and $55.7 billion of GTV was processed on our platform. All of this activity provides us with data-driven insights that improve our customer value proposition. As Titan Intelligence, our AI engine, evolves and matures, our data-driven capabilities can become more powerful and more insightful. We will continue to weave Titan Intelligence throughout our products, enhancing the value of our products to our customers and leveraging the power of AI in additional use cases. Enhanced value to our customer will often equate to an improved ROI of our product from our customers’ point of view, which in turn could justify pricing increases in the future.

•

Innovative Business Model. Our business model deeply aligns with the success of our customers. We often sell to business owners and key executives, who know the needs of their business best, and understand the full breadth of pain points with existing solutions, and our deep domain expertise gives us the credibility to speak their language during the go-to-market process, leading to a sales cycle that, between January 1, 2024 and July 31, 2024, was on average less than 60 days. During onboarding, our teams heavily invest in our customers’ success by providing an effective implementation experience, training technicians, customer service representatives and other office employees and integrating their data flows and systems with our platform from the initial go-live. As customers experience the significant business acceleration benefits of our platform, we have often observed our customers hire more technicians, increase GTV and adopt more of our products, as evidenced by our net dollar retention rate of over 110% for each of the last ten fiscal quarters and our gross dollar retention rate of over 95% for each of the last ten fiscal quarters.[25] In addition, our customer acquisition function is efficient with an average customer acquisition cost payback period of approximately 21 months as of July 31, 2024.[26]

•

World Class Team of Titans. Our founders and management team are well-positioned as champions of the trades with deep domain experience as well as software and FinTech expertise. ServiceTitan is a values-driven organization that embraces diverse perspectives with curiosity, respect and humility. ServiceTitan is focused on bringing people together onto our team and working together under a strict meritocracy in order to be able to serve a historically underserved industry. Our culture has been a critical component of our success since our founding and tightly connects all of our employees, who we refer to as Titans, to our mission. We seek to attract, train and retain high-caliber talent that is committed to supporting the trades by resolving their most significant and difficult operational challenges. We have a collective commitment to changing lives, achieving the extraordinary and being a dream team. These values and principles help us attract, unite and retain top quality talent from diverse backgrounds to serve the historically underserved trades industry.

Our Growth Opportunities and Strategies

Our growth opportunities and strategies include the following:

•

Increasing GTV on Our Platform. We are focused on expanding the $62.0 billion of GTV processed on our platform for the twelve months ended July 31, 2024. We expand the GTV on our platform by enabling our customers to grow their GTV and by serving additional customers, either in trades and markets we operate in today, or in new trades and markets we may expand into in the future.

•

Growing with Our Customers. As our customers grow their businesses while using our platform, they often hire and add more users to their existing subscription and also complete more transactions through our platform, which both drive more revenue for ServiceTitan. As our customers scale further, they may look to expand into additional trades we already serve, which they can leverage our platform to do.

•

Increasing GTV by Serving Additional Customers in Existing Trades and Markets. Our ability to increase GTV also depends on our ability to serve additional customers in existing trades and markets. As our platform has deepened and expanded in features, we have been able to serve larger customers. The trades industry is also experiencing an influx of professional operators, including private equity owners, who are investing in and consolidating the trades, in many cases on our platform. Because of these dynamics, we focus on increasing the GTV on our platform, rather than new customer count. We believe there is a significant, untapped opportunity to invest in sales and marketing and add more customers in the trades we already serve. Our strong reputation, brand recognition and organic word-of-mouth marketing are expected to further those efforts. Based on the GTV generated by our customers during the 12 months ended July 31, 2024, we estimate we have less than 10% penetration in our approximately $650 billion serviceable industry spend.

•

Increasing GTV by Entering New Trades and Markets. We believe there is a significant opportunity to expand to new trades and markets. We intend to continue to invest in our platform to address the needs of additional trades. We have expanded into new trades through a proven playbook by harnessing common features applicable across the industry, while identifying and building key additional features specific to each trade and end market. We believe our track record

[25]

As of July 31, 2024. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business Performance” for descriptions of how we calculate net dollar retention rate and gross dollar retention rate, respectively.

[26]

CAC payback period represents the customer acquisition costs for the trailing four quarters divided by the non-GAAP platform gross margin for the trailing four quarters minus the non-GAAP platform gross profit for the prior four quarters, multiplied by 12 to arrive at the CAC Payback Period in months. Customer acquisition costs include up-front sales and marketing costs to acquire the customer and costs of implementation services to complete onboarding.

and continued strategy to build features that directly address key pain points for our stakeholders across a growing number of trades will continue to differentiate us and help expand our customer base across a growing addressable market. As we expand to new trades, our best practice playbooks will continue to provide a blueprint for our customers to expand into additional trades. We also believe that there is a significant opportunity to strategically expand the usage of our platform outside of the United States and Canada over time based on the current needs of different regions. To date, we have not made any significant investments in growing our presence in international markets, but we believe there is demand for our platform internationally.

•

Expanding Existing Customer Relationships. As we demonstrate the high ROI of our products to our customers, we are able to sell more add-on products to them and increase our share of wallet, which we measure as the portion of our customers’ GTV that we are able to earn. We orient our activities around what is best for our customers, not only because it is the right thing to do, but also because it drives our growth and financial success.

•

Driving Adoption of Add-On Products. As our customers realize the positive impact of using our platform, grow and further professionalize, they often adopt additional ServiceTitan features, namely our FinTech and Pro products. This increased adoption not only drives our revenue through adoption of existing add-on products, but also gives us a sharper inside perspective of how customers engage with our platform and what additional add-on products might be helpful for us to innovate. We then leverage our end-to-end expertise and extensive data assets to tailor additional new features that can remedy the inefficiencies we have identified in our customer workflows and to strengthen our existing capabilities by embedding more features that drive value and make the platform even more powerful.

•

Building New Add-on Products. We have a history of building and launching add-on products where we see the opportunity to create significant positive impact for our customers. This impact comes from identifying an opportunity to add value because of a pain point our customers are experiencing, and from building a product that, when integrated with our end-to-end Core product, provides what we believe is an outsized value creation that is differentiated compared to other off-the-shelf vendors. Additionally, we may consider opportunities for acquisitions or other strategic transactions that advance our product roadmap more efficiently than building functionality ourselves through research and development.

Components of Our Platform

ServiceTitan was built to be the operating system that powers the trades. We designed our platform to comprehensively address key workflows for trades businesses including call tracking, scheduling, dispatching, end-customer communications, marketing automation, estimating, sales, inventory and payroll integration. Our customers access our platform through a web browser if in the office (including users like customer service representatives, dispatchers, accountants, warehouse managers and other employees) and through a mobile application if in the field (primarily technicians). Given the vertical-specific nature of the trades, we tailor certain product offerings to address specific needs of each trade. As we continue to innovate and deliver on our product roadmap, we intend to thoughtfully configure and introduce solutions to additional verticals as relevant to their specific needs and workflows. Today, we go to market in nearly all trade verticals with ServiceTitan offerings, with the exceptions of the pest, cleaning, lawncare and commercial landscaping verticals, which we address with FieldRoutes and Aspire offerings.

Our platform offers key benefits through three main offerings: Core, FinTech and Pro products. Our entry point to a typical customer’s business is through our Core product offering, which provides our standard level of end-to-end functionalities, addressing an expansive set of key business workflows. We also deliver enhanced functionality through our comprehensive portfolio of add-on products that integrate seamlessly on top of our Core product to suit each customer’s unique needs. As our customers adopt more of our platform’s additive products and features, we have the opportunity to further accelerate the growth of their business, drive operational efficiencies and deliver a superior end-customer experience. As customers realize these benefits, they generally adopt more products and features which, in turn, can lead to even more value generation for their businesses.

Our platform is also highly extensible because of our application programming interfaces, or APIs, and developer tools that allow our customers to integrate our products with their systems and third-party applications, further extending and embedding our platform into the broader trades ecosystem. Our partners and system integrators regularly engage with our platform to create value-add extensions that help serve our customers in an even more complete and flexible manner, integrate with adjacent best-in-class products, enhance the stickiness of our platform as we become even further embedded in the ecosystem and provide monetization opportunities through revenue-share partnerships as well as API monetization.

Lead Generation

Lead Tracking

A single customer can have thousands of online leads from a variety of sources, including ads, Yelp and Google sponsorships, which makes knowing which lead sources are producing inbound calls critical to maximizing our customers’ sales and marketing ROI. ServiceTitan’s lead tracking feature assigns a unique phone number to each marketing campaign that helps map leads to revenue-generating jobs and provides a customer visibility into the effectiveness of each marketing dollar.

Memberships, Service Agreements and Contracts

Our platform allows our customers to effortlessly create new maintenance memberships and equipment-based contracts that are customizable to apply discounts or offer upgrades for additional services. Our customers are also notified when end customers’ memberships are expiring and are provided a summary of the membership information to ensure they have the right data when following up on renewals, helping drive up retention and overall revenue.

Additionally, we offer our business customers the flexibility to provide services using service agreements. This feature offers customers consistent and predictable revenue-generating opportunities to generate work when on-site by seamlessly managing sales and maintenance schedules, tracking progress and profitability of each agreement and automating renewals.

Marketing Pro

To complement our standard lead tracking feature, Marketing Pro offers automated email marketing, direct mail marketing services, reputation management, ads measurement and optimization and Audience Builder.

•

Email Marketing. Email marketing allows customers to set up automated email campaigns integrated seamlessly with our Core product, sending such emails to end customers as promotions depending on when they last did business or reminders for estimates that need approval.

•

Direct Mail. Through Marketing Pro, our customers can send marketing mail campaigns with the click of a button directly from the ServiceTitan platform, using data to target the right end customers and optimize their marketing dollars.

•

Reputation Management. We are acutely aware of how our customers painstakingly build their brands based on end-customer loyalty. Our platform reminds end customers to leave reviews and can connect the review to the technician based on data tagged to the end customer. This allows customers to use positive reviews as incentive compensation for technicians and gives them an opportunity to remediate any issues perceived by end customers, facilitating ultimately positive outcomes that can be the difference in creating a repeat end customer.

•

Ads Measurement & Optimization. Getting key insights into the performance of their ad campaigns and marketing dollars is important to our customers. With Ads Measurement, trades businesses gain visibility into how well each of their online ad campaigns are doing across multiple channels. In addition, Ads Optimizer also helps customers programmatically target better leads, using propensity scores to decrease their cost per lead and increase their ROI on ad spend.

•

Audience Builder. Audience Builder sits at the core of Marketing Pro by powering the seamless integration between marketing workflows with ServiceTitan data. With Audience Builder, customers can select key customer segments (such as those with unsold estimates, recurring Memberships or within certain zip codes) to receive automated marketing messages.

Convex

Convex is a sales and marketing platform built specifically for trades businesses focused on serving commercial buildings that enables such trades businesses to identify new opportunities and expand existing relationships with a comprehensive view of commercial properties, contact, business and permit information.

Job Booking

Call Booking and Recording

Our Call Booking and Recording feature automatically populates end-customer information as calls come in, making appointment booking an informed and effortless process. We use our data-driven insights to show customer service representatives key property details and customer history and build in best practices around collecting key information to enable data analytics.

ServiceTitan routes an end customer’s call through a call recording system and attaches the recording to the related job, allowing a business owner to regularly review calls for quality assurance and a technician, who is en-route to the job site, to listen to the call from their mobile application to understand the job and any specific requirements.

Google Local Service Ads Integration

Our Google Local Service Ads Integration feature enables a prospective end customer to view availability and book directly with our customers with the click of a button using Google search.

Phones Pro

Phones Pro is a Voice over Internet Protocol phone system that allows customers to route calls through the ServiceTitan platform. This allows our customers to immediately know which customer service representative is taking the call, enabling in-depth reporting on key performance indicators such as call abandonment rates and average call duration. Phones Pro also allows our customers to receive call transcripts and automated alerts for escalation.

We also use AI in our Second Chance Leads feature to analyze interactions that failed to result in booked appointments and are worth pursuing a second attempt.

Contact Center Pro

Contact Center Pro is an omnichannel, multi-location, AI-powered cloud contact center solution built specifically for the trades to provide better customer service, book more jobs, increase revenue, boost contact center productivity and streamline costs. The Universal Inbox in Contact Center Pro allows customer service agents to access inbound and outbound communications across multiple channels and businesses as well as critical contextual information and key workflows from a single, easy-to-use user interface. Additionally, AI-powered features that are specifically designed and tailored for contractors, such as Automated QA Scorecards, Interaction Summaries, Sentiment Analysis, Live Agent Assist and more, allow both contact center managers and agents to work more effectively and, ultimately, deliver better customer service with the ultimate goal of never missing a call thanks to the seamless blend of human and AI virtual agents native to ServiceTitan.

Scheduling Pro

Scheduling Pro allows end customers to book work orders directly through the dispatch board at any time, resulting in less friction for end customers who would otherwise be in queue, and increased orders for our customers even during periods when sales representatives are busy or after-hours. This feature helps our customers capture revenue that may otherwise be lost. Once an order has been placed, Scheduling Pro enables dispatchers to see where each technician is in the job cycle so they can queue up new jobs. With Scheduling Pro, our customers get the benefit of providing 24/7 service, helping resolve calls with personalized, industry-expert guidance and building brand and customer relationships.

Dispatching Technician

Customer Notifications

End customers receive automated text notifications when their job is booked and the technician is on the way, along with the technician’s picture and a link to the technician’s GPS location. Moreover, end customers can directly communicate with the technician through a two-way chat feature and receive real-time updates.

Scheduling & Dispatching

Our Scheduling & Dispatching dashboard provides information about a technician’s schedule, current capacity and skill set, and an overview of booked appointments, recurring jobs and non-job events. With this critical information, dispatchers can efficiently schedule next jobs and respond to urgent requests and emergencies, all the while mapping the right technician to the job. Our platform also uses GPS systems to get real-time information on technician routes to find the most efficient routes and help businesses stay responsive.

Dispatch Pro

Dispatch Pro incorporates AI in our standard dispatch solutions to provide analyses that help customers make smarter business decisions. This feature is constantly improving its algorithm to learn from technicians’ historical data (like total sales, average tickets, sold memberships, probability of generating leads, technician reassignment and more) to choose the best-matched technician for a job, while also optimizing technician routes. Part of predicting the best technician for a job is understanding each technician’s predicted job value, which we productized as a feature within Dispatch Pro. Job Value Prediction is powered by Titan Intelligence, which uses an AI algorithm to predict job value by calibrating an opted-in customer’s data with anonymized aggregate data from similar customer profiles to model out the revenue of the current and future jobs associated with that technician, to help optimize their dispatch. Dispatch Pro can also help dispatchers manage unexpected circumstances. For example, if a technician calls in sick or their vehicle breaks down, our customers can easily use their dispatch board to pause Dispatch Pro for the technician, unassign them and then let Dispatch Pro reassign or reschedule the technician’s remaining appointments.

Fleet Pro

Fleet Pro is a comprehensive, proactive fleet management solution that helps managers efficiently manage their fleet, save money and maximize ROI on fleet spend. This feature pulls data from GPS and AI-assisted smart cameras connected to the ServiceTitan network to provide managers complete visibility into technicians’ vehicle use, including idle times, helping prevent inflated wages and identify lost billing opportunities. Since Fleet Pro works seamlessly with our Timesheets module, managers can also flag any discrepancies in reported hours based on location data, saving hours a week from having to manually reconcile timesheets with location data and saving costs on over-reported wages.

Performing Job

Custom Forms

Custom Forms ensures that our customers are collecting relevant information from their end customer to understand the job request, provide estimates and identify sales velocity opportunities. This feature also serves as quality control by mandating staff to follow predefined best practices across all verticals, such as safety checklists and opportunity review forms. Using the information collected, our platform identifies the appropriate language required in contracts, allowing our customers to focus on execution and client satisfaction.

Job Costing and Project Management

For projects that go beyond a single call or single day, understanding profitability in real time is critical. Our Job Costing and Project Management functionality helps our customers understand how to manage and track all their projects (whether at one or multiple locations) in real time using the Budget vs. Actual table features through step-by-step workflows, providing visibility into the phases of work a project goes through, percent expended and variances at an itemized level, and more.

Job Estimates

Our Job Estimating product allows customers to provide real-time estimates and proposals and significantly improve time to close sales. More specifically, real-time estimates and proposals enable our customers to present various alternatives to end customers in the field, providing not only a recommendation, but also choice between “good, better, best” options with tradeoffs in up-front cost and lifetime value. Ultimately, this choice provides a modern, pleasant in-home experience for the end customer, and in turn enables our customers to increase their close rates. We also provide advanced estimating tools that allow customers to maintain profit margins through visibility to accurate cost data.

Property Intelligence and Custom Proposals

Our PropertyIntel product allows our customers to collect, connect and visualize essential landscaping data to service more jobs in less time using features such as high-resolution aerial imagery for property measurement, precision measuring tools, automated time and cost estimates and autonomous mower and drone integrations.

Once equipped with this landscaping data, our customers can use our Custom Proposals feature to design competitive bids and win jobs. Together with our Core product functionality, PropertyIntel’s capabilities allow customers to identify superior enhancement opportunities, target marketing efforts to specific property needs, increase service effectiveness and achieve greater levels of profitability.

Reporting

Our customers can track performance by creating personalized key performance indicators or using our AI-powered benchmarked industry metrics and best practices that are generated by leveraging our most successful customers and analyzing anonymized customer data (Benchmark Insights). This built-in reporting feature is easily accessible through our dashboard and helps customers make data-driven decisions from essentially anywhere, anytime.

Pricebook

Our platform allows customers to promptly offer a variety of pricing options to the end customer through a customizable pricebook that can be pre-loaded with pictures, videos, warranties and other information for each item. With our standard Pricebook feature, customers can track material and labor costs including bonuses and commissions for each item and make appropriate pricing adjustments, all the while getting real-time insights into their profit margins.

Pricebook Pro

Pricebook Pro offers capabilities that extend from pricing to estimates to inventory to accounting. Powered by Titan Intelligence, Pricebook Pro supplements our standard Pricebook product with value-additive features. From 10-minute onboarding with Smart Start, which creates a pricebook based on similar customer profiles, to Smart Recommendations, which helps put together estimates based on similar job and equipment profiles, Pricebook Pro allows greatly enhanced efficiency for our customers. Additionally, with features like Price Insights, Pricebook Pro utilizes data to let customers benchmark their pricing relative to their competitors, allowing them to price competitively.

Sales Pro

Sales Pro is an AI-powered field technician coaching solution that records in-person field interactions and leverages AI to deliver personalized coaching to drive increases in close rates, ticket sizes and revenue while giving contractors visibility into what is occurring on appointments and jobs. By automatically recording, transcribing and analyzing on-site interactions directly within existing technician workflows, Sales Pro provides a complete virtual “ridealong” solution that surfaces coaching and learning opportunities to both managers and technicians in a social, engaging, peer-to-peer learning environment. Additionally, Sales Pro includes exclusive curated content created by ServiceTitan in partnership with industry leaders and experts so contractors of all types and sizes can learn from the best in the industry.

Taking Payment

Payment Processing

Our platform offers integrated payment processing of credit cards, bank transfers (ACH) and checks via third parties, allowing technicians to process payments through customer portals or at the job for a seamless customer experience.

Consumer Financing

Using our Consumer Financing features, our customers can rapidly and efficiently connect end customers with third-party financing options to pay for the costs incurred in connection with the work performed. Through our platform, an end customer can even view their monthly payment, which is particularly important as trades businesses often perform critical, non-discretionary and expensive jobs such as replacing an HVAC or water heating system.

Back Office Operations

Accounting

Our platform provides a full suite of accounting capabilities (for example, timekeeping, payroll, accounts receivable, accounts payable, collections and multi-party billing). We also provide AI-powered accounting assistance to automate personalized responses (during collection activities) and job summarization (to go onto end-customer invoices). This reduces the time spent on print views and increases revenue by generating print templates aligned with customer specifications.

Our accounting features also offer flexibility to work across various accounting platforms (including QuickBooks and Sage Intacct) and address our customers’ varying invoicing needs (ranging from single-party same-day invoices to multi-party, progress billing to insurance claims) in ways that make sense for businesses.

Though we are not a general ledger, through our accounting features our platform can manage the job and project-specific costing down to the gross margin level given our insights into labor tracking and purchase orders tied to jobs and projects.

Commercial Billing

Our billing feature allows trades businesses to improve operational efficiency and billing accuracy by automating billing processes. Further, as our platform has access to key details of projects, including initial estimates and labor and materials costs, we also provide progress billing capabilities, which prove to be helpful as projects are often paid over time.

Procurement and Inventory Management

Our software allows customers to swiftly replenish stock and manage inventory stored in trucks and warehouses across multiple geographic locations. Additionally, customers can make transfers and track in-process orders on a real-time basis through our Inventory Mobile App. These procurement and inventory management capabilities improve overall end-customer experience by ensuring accurate data entry and efficiently managing stock to avoid delays.

These capabilities have resulted in back-office efficiencies for many of our customers, like Lawton Commercial Services, which improved its technician-to-back office ratio by 55% since implementing our platform in 2021. This ratio represents the number of field technicians a trades business has relative to the number of back-office employees.

Other Components of ServiceTitan

TitanAdvisor

We built TitanAdvisor to utilize data-driven insights from across our platform to identify and recommend features not yet implemented by a customer. TitanAdvisor recommends targeted features and products to help our customers achieve their top priorities, whether it be to accelerate growth or increase operational efficiency, and provides a step-by-step guide to implement the feature recommendations.

Titan Intelligence

Marketing Pro
Pricebook Pro
MARKETING
Inventory
Integrated Financing
Scheduling Pro
ti
Second Chance Leads
Fleet Pro
INVENTORY
CSR
Contact Center Pro
Dispatch Pro
Search

Natively built across the ServiceTitan platform, Titan Intelligence uses a rich set of AI, machine learning and analytics-powered tools that include the latest GenAI capabilities to harness ServiceTitan data and fuel industry insights, trends, features, products, recommendations, and data-driven strategies for the trades.

Titan Intelligence, our AI engine, is woven into components of our Core and Pro product offerings and is integrated into our FinTech solutions. Titan Intelligence is a powerful and growing part of our platform today and is the foundation of our AI strategy going forward. We have already begun innovating based on our two-prong AI strategy: we embed AI-driven features and insights within certain existing products and have launched and plan to launch additional innovative, purpose-built, add-on AI products, all powered by Titan Intelligence:

•

AI Features and Insights. We embed AI-driven features and insights within certain existing products. For example, we enhanced our existing Phones Pro with our Titan Intelligence-powered Second Chance Leads feature that automatically reviews unbooked calls to help our customers identify which lost sale opportunities are potential revenue-generating candidates and can most likely be saved with subsequent call backs.

•

AI Products. We have launched and plan to launch additional innovative, purpose-built, add-on AI products designed specifically for the trades to transform the way our customers perform certain functions. For example, Titan Intelligence powers Dispatch Pro, our fully automated, AI-driven dispatching and routing solution, which generates data-based recommendations and takes actions to streamline the dispatch processes for our customer.

As we continue to grow, drive customer successes and learn more about the trades and our customers, we expect that Titan Intelligence, our AI engine, will become increasingly intelligent, helpful and fundamental to our customers’ day-to-day decision making through further infusing the power of AI into features and insights within our existing platform, as well as through new AI products.

ServiceTitan’s Foundational Principles

At ServiceTitan, we live and breathe our values and principles. Our Titans come to work with a passion to help the underserved, hard-working people in the trades reach the success they deserve. Our culture is key to our success, and is encapsulated in these three values:

1.

Change Lives. Our customers’, our teammates’, our partners’, our communities’ and our own lives. Because that’s the biggest impact we can make. Because we find that to be the most fulfilling investment of our time.

2.

Achieve the Extraordinary. Because life is too short—and the opportunity cost for our time is too high—to settle for ordinary. Because we want to make history. Because we want to achieve something very few get to achieve.

3.

Be a Dream Team. Because we can make a bigger mark collectively than individually. Because we do not want to celebrate on top of the mountain alone. Because we want to share the journey, the battles, the setbacks, the successes and the memories together.

We implement our culture by asking that Titans live by the following concrete Titan principles:

•	We obsess over making customers successful.

•	We put customers first, company second, me third.

•	We cultivate a high-trust environment.

•	We make each other better.

•	We’re working on the best version of ourselves.

•	We build the dream team.

•	We have high standards.

•	We demonstrate ownership.

•	We dream big and move quickly.

•	We make (our own | good | quick) decisions.

•	We speak up but make good arguments.

•	We’re goal-oriented and results-driven.

•	We dive deep.

•	We’re an inclusive meritocracy.

•	We’re entitled to nothing and grateful for everything.

Our company culture has been recognized externally by a number of leading organizations, including Los Angeles Business Journal’s Best Large Companies to Work for in Los Angeles (2020), Forbes’ list of America’s Best Startup Employers (2022) and Built In Los Angeles’ 100 Best Places to Work in Los Angeles (2022).

Our 1% Pledge

We have committed to the issuance and donation of 796,799 shares of our Class A common stock over the next ten years in addition to any profit, time or other assets we may contribute, which constitutes part of our 1% Pledge to contribute 1% of profit, product, equity or time to charity. This issuance and donation is conditioned upon the completion of this offering, and none of such shares were outstanding as of July 31, 2024.

Sales and Marketing

Our go-to-market strategy, leading to a sales cycle that, between January 1, 2024 and July 31, 2024, was on average less than 60 days, is designed by people who know and are passionate about the trades. Therefore, we can effectively and authentically communicate our platform’s proven ability to address the trades’ unique workflows and challenges in our initial conversations with business owners and key executives across both small and midsize and enterprise segments. We acquire customers through a diverse array of sales and marketing channels, including digital marketing that draws inbound leads to our website, and outbound direct marketing, such as targeted phone outreach. We also benefit from significant word-of-mouth and often generate new business through referrals by our current customers, and also from industry partners that are trusted across the trades ecosystem, including industry associations, OEMs and distributors.

We primarily sell subscriptions to our Core product through our direct sales team. Our sales team is incentivized to close business on a monthly basis, with most of our sales activity conducted over the phone and via video conference, accelerating the time from initial outreach to onboarding. For larger enterprise prospects, we employ a dedicated enterprise sales team spread geographically across the United States to be closer to their prospective account base. This team prospects both in-person and virtually, and targets the key decision makers, which often include the business owner and other key executives at the operating level or at the owner or investor level.

In addition to our initial sales team focused on new customer acquisition, we employ dedicated FinTech and Pro product sales teams that introduce these products at the right time for each customer. These teams invest time with our customers to become trusted resources. We pride ourselves in our ability to anticipate and recommend which products would best serve a customer’s unmet needs, often triggered by increased utilization in a customer’s TitanAdvisor Score.

Our marketing efforts start with delivering value to our customers through knowledge sharing, product training and community building. We develop best practice playbooks and digital tools that help our customers navigate industry trends and challenges, leaning heavily on our domain expertise. We also sponsor and host in-person and virtual industry events, podcasts, data-driven benchmarking reports and social communities to provide our customers with opportunities to learn, network and share best practices. Our annual customer conferences, Pantheon and Ignite, provide customers and select prospective customers with the opportunity to learn from world-renowned speakers and build community in immersive events built specifically for the trades industry. In addition to the value that these collective efforts provide to the trades community, they build awareness of our brand, establish us as trusted leaders within the industry and generate a robust flow of potential customers. We supplement our organic reach with targeted paid digital marketing programs that source qualified leads for our sales team. Finally, our efforts to provide value to the industry throughout the customer journey generate a substantial amount of referrals from customers and other industry participants. Each of these steps is measured and tested to optimize efficiency and overall output.

Overall, our highly collaborative and motivated sales and marketing organization help build deep industry relationships, understand challenges faced by existing and potential customers, and demonstrate the benefits of our product offerings. The operational excellence we have developed between sales and marketing has created a highly efficient, repeatable funnel from lead creation to successfully growing long-term customer relationships. These organizations continue to drive our brand recognition and our reputation as a thought leader across the trades.

Customer Success

Our customer success teams support customers through their entire customer lifecycle, from initial onboarding to ongoing success and support. Our customer success organization consists of Professional Services, Customer Success Management, Support and Customer Training, with dedicated support from operations and enablement teams.

For a customer to be successful on ServiceTitan, it is critical that their data, process flows and integrations are properly set up, an effort that is led by our Professional Services team. As this is the first experience a new customer has with ServiceTitan, each customer is set up with a preconfigured platform that incorporates best practice workflows and automation specific to their trade. Our Professional Services team then assists customers with onboarding and configuration, including data and accounting migrations, telecom setup and custom reporting, to ensure they are successful at go-live and beyond. For most customers, this onboarding experience is conducted remotely. However, the onboarding process can scale to meet the needs of large strategic customers, who may be offered enterprise grade onboarding with advanced program management methodology, tools and an in-person experience as needed. Customers that subscribe to our Pro products are also assigned a resource to assist in optimization of those features.

After initial onboarding, each customer is assigned a Customer Success Manager, or CSM, who is responsible for working closely with our customers to assist them in fully utilizing ServiceTitan in the most effective way possible. CSMs leverage tools such as the TitanAdvisor tool, to help guide customers to improve product adoption and utilization, which closely correlates to better customer business outcomes such as revenue and efficiency. Our CSMs also support customer expansion with add-on products. Additionally, our customers also have access to our large knowledge base, webinars and a broader community of customers and power users, many of whom are certified through our Certified Administrators program, which help raise the level of knowledge, expertise, adoption rate and continuous improvement in the use of our products.

We offer customer support via chat, phone and email. We also have a team of technical Customer Support specialists who help customers with highly technical issues that cannot be resolved immediately. As we continue to evolve the customer experience, we expect that CSMs will increasingly focus on the ongoing customer relationship, driving retention and product expansion. We believe that our customer experience is critical to both the success of our customers and a key differentiating factor of our platform over alternative solutions.

Research and Development

Our research and development team consists of product, platform and infrastructure and site reliability engineering, product management, AI and data science, user experience and design, technical program management, content and enablement as well as product and information security. We invest substantial resources in research and development to enhance our platform’s functionalities and expand the products and services we offer. We employ in-house industry experts (former tradespeople, former association leaders and others) to ensure we understand the trades and address the needs of the industry through product innovation and customer success. We continually review and incorporate suggestions, feedback and new use cases from our broad customer base and engaged community into our platform and invest substantial resources to improve our platform by incorporating this feedback. We believe these investments will help us maintain our competitive position. We also analyze the data flowing through our platform to understand opportunities for driving further efficiencies and productizing improvements for our customers. Additionally, we devote considerable attention and resources to what we refer to as “customer trust,” which entails providing a continuously secure, performant and stable platform in keeping with SaaS industry standards.

Historically, our research and development efforts have led to our rapid rollouts of numerous features within our Core product, such as inventory management, projects, general ledger-based accounting, enterprise hub and more. On top of our Core product, we have also developed and launched an array of value-additive Pro and FinTech products since 2019. Our research and development team is focused on driving operational improvements to reduce the development cycle and more rapidly rollout products and functionality for customer use.

Our research and development activities through direct employment are conducted primarily in the United States and Armenia. We have invested in research and development outside of the United States because we believe it is a strategic advantage for us, allowing us to develop our platform capabilities more efficiently and attract exceptional talent globally.

Competition

The market for technology and business process solutions catering to the needs of the trades is in its early phases of development and technology adoption with many trades businesses still relying on a combination of rudimentary workflows. Where incumbent technology has been adopted, it has generally had a limited impact because the incumbent technology typically lacks a singular, purpose-built platform that integrates a comprehensive set of mission-critical workflows throughout the project lifecycle and fails to empower a distributed and mobile workforce.

We compete either directly or indirectly with software vendors offering point-specific tools for specific elements of trade workflows, horizontal solutions for generic functionalities, legacy on-premise field service management applications and narrow bundled solutions for down-market trades businesses. Examples of these software vendors include Salesforce, SAP, FieldEdge, Workwave, ServiceTrade, AccuLynx, BuildOps, HouseCall Pro, JobNimbus and Jobber. We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve and as new products and technologies are introduced. The principal competitive factors in our industry include:

•	ability to connect multiple stakeholders in a cloud-based platform;

•	ease of deployment, implementation and integration across business verticals;

•	ease of integration with an organization’s existing IT infrastructure;

•	ease of use, irrespective of IT organization’s level of support or degree of sophistication;

•	industry expertise and resulting tailored solutions;

•	breadth and depth of products;

•	customer experience and customer support;

•	proven customer success, with a strong referable customer base;

•	scale and reach of customer base and level of platform adoption;

•	brand awareness and brand reputation;

•	ability to deploy mobile capabilities, including use in the field;

•	ability to improve and expand product offerings;

•	ability to automate complex processes;

•	time to value;

•	ability to offer customizations and configurations;

•	ability to aggregate and analyze data and information;

•	security and reliability;

•	strength of sales and marketing efforts;

•	price; and

•	network effect of the customer community including the customer conferences.

We believe that we compete favorably across the factors listed above. Our industry requires constant change and innovation, and we plan to continue to innovate and evolve our platform and technology to empower our customers. However, we could face significant risks to our business, financial condition and results of operations as a result of competition. For additional information, see the section titled “Risk Factors—Risks Related to Our Business and Operations—We face competition from both established and new companies offering services similar to ours, and many of our potential customers have developed, or could develop, proprietary solutions, all of which may have a negative effect on our ability to add new customers, retain existing customers and/or grow our business.”

Intellectual Property

Our success depends in part upon our ability to safeguard our core technology and other intellectual property protection for our technology, inventions, improvements, proprietary rights and other assets. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of patent, trademark and copyright law, trade secret, protection, license agreements, confidentiality procedures, employee invention assignment agreements, non-disclosure agreements with third parties and other contractual measures. As of July 31, 2024, we owned 14 issued U.S. patents, four issued foreign patents, nine U.S. patent applications and seven patent applications in various non-U.S. jurisdictions. In addition, as of July 31, 2024, we owned 14 registered trademarks in the United States, two pending trademark applications in the United States, 19 registered trademarks in various non-U.S. jurisdictions and three pending trademark applications in various non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. For additional information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

We are subject to various federal, state, local and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve data privacy, security and protection, intellectual property, telecommunications, telemarketing, import and export controls, consumer protection, employment and labor, workplace safety, anti-bribery, immigration, federal securities and tax and other subjects. Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on ways we operate our business. There is a risk that certain regulations could become applicable to us as we expand the functionality of and products offered through our platform. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our platform, products or business practices, and may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. As our business expands to include additional products or service additional trades businesses, and our operations continue to expand internationally, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny. See the section titled “Risk Factors—Risks Related to Legal and Regulatory Environment—Our business is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping and frequently changing rules, regulations and legal interpretations could adversely affect our business” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Data Privacy and Security

The data we collect, use, receive and otherwise process is integral to our business, enabling us to provide our products to our customers and providing us with insights to improve our platform and products. Our collection, use, receipt and other processing of data in our business subjects us to numerous U.S. state and federal and international laws and regulations addressing privacy, data protection, information security and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data, and use of personal information for marketing, advertising and other activities conducted by telephone, email, mobile devices and the internet. Such regulations include, for example, the Personal Information Protection and Electronic Documents Act, CAN-SPAM, Canada’s Anti-Spam Law, TCPA, the Fair Credit Reporting Act, the FTC Act, Federal Communications Act, the Federal Wiretap Act, FCC regulations, Electronic Communications Privacy Act and the CCPA. We work to comply with, and to help allow customers to comply with, applicable laws and regulations relating to privacy, data protection, cybersecurity and information security. This helps underpin our strategy of building trust and providing a strong experience to customers. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, cybersecurity and information security, it is possible that our interpretations of the law, practices or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our third-party partners, vendors, service providers or customers, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, cybersecurity or information security, or any compromise of security that results in unauthorized access to, or use, modification, release or other processing of personal information or other data relating to customers, their employees, other personnel and end customers or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation and brand, discourage new and existing customers from using our platform or result in fines, investigations or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition and results of operations. See the section titled “Risk Factors—Risks Related to Data Privacy, Data Protection, Cybersecurity and Technology—The collection, processing, storage, use and disclosure of personal information are governed by a rapidly evolving framework of privacy, data protection, cybersecurity information transfers or other laws or regulations worldwide and may limit the use and adoption of our services and adversely affect our business” for additional information about our approach to laws and regulations relating to privacy, data protection and information security.

Our People

As of July 31, 2024, we had a total of 2,870 Titans across the United States, Canada, Armenia and other international locations. We engage our Titans through direct employment, professional employer organizations, or PEOs, and as independent contractors. In the locations where we use PEOs, we contract with the PEO for it to serve as the “employer of record.” Those individuals are employed by the PEO, but provide services to us. We also engage individuals through a PEO self-employed model in certain jurisdictions where we contract with the PEO, which in turn contracts with individuals as independent contractors. The highest concentration of these workers are in Macedonia and Mexico. The majority of our workforce, however, is based in the United States, where our executive team and most of our engineering, product managers, sales and marketing, customer success and general and administrative personnel are located. Our Titans in Armenia and our other international locations primarily consist of engineers and customer success personnel.

None of our employees are represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

We have invested substantial time and resources in building our team. We are highly dependent on our management and high-quality employees, and it is crucial that we continue to attract and retain top talent. To facilitate attraction and retention, we strive to make ServiceTitan a diverse, inclusive and equitable workplace, with opportunities for our employees to grow and develop in their careers. We believe that our employee relations are strong.

Facilities

Our corporate headquarters are located in Glendale, California, where we lease an aggregate of approximately 215,000 square feet, as of July 31, 2024, pursuant to lease agreements that expire in July 2030. Our other leased facilities in the United States are in Atlanta, Georgia; Chesterfield, Missouri; Draper, Utah; Plano, Texas; and San Francisco, California; as well as internationally in Armenia. We lease all of our facilities and do not own any real property.

We believe that our facilities are suitable to meet our current needs, and that suitable additional or alternative space will be available as needed to accommodate any growth to support new employees or new geographic markets.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together, materially and adversely affect our business, results of operations or financial condition. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, to establish our proprietary rights or for other matters. Involvement in such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of legal expenses and settlement costs, diversion of management attention and resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of November 15, 2024:

Name	Age	Position(s)
Executive Officers:
Ara Mahdessian	39	Chief Executive Officer, Director and Chairperson
Vahe Kuzoyan	41	President and Director
Dave Sherry	40	Chief Financial Officer

Non-Employee Directors:
Nina Achadjian(2)(3)	38	Director
Michael Brown(1)(2)	52	Director
Tim Cabral(1)*	57	Director
Byron Deeter(3)	50	Director
Ilya Golubovich(1)	38	Director
William Griffith(2)	53	Director
William Hsu(3)	49	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
*	Lead Independent Director

Executive Officers

Ara Mahdessian. Ara Mahdessian is one of our co-founders and has served as our Chief Executive Officer and as a member of our board of directors since June 2007. Mr. Mahdessian holds a B.S. in Management Science and Engineering from Stanford University.

Mr. Mahdessian was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as a co-founder.

Vahe Kuzoyan. Vahe Kuzoyan is one of our co-founders and has served as our President and as a member of our board of directors, and has led our product and development efforts, since our founding in June 2007. Mr. Kuzoyan holds a B.A. in Neuroscience and a B.S. in Computer Science from the University of Southern California.

Mr. Kuzoyan was selected to serve on our board of directors because of the perspective and experience he brings as our President and as a co-founder.

Dave Sherry. Dave Sherry has served as our Chief Financial Officer since June 2023. Prior to joining us, from May 2019 to June 2023, Mr. Sherry served as Chief Financial Officer at QuintoAndar, Ltd., a real estate marketplace headquartered in Brazil. From June 2018 to May 2019, Mr. Sherry served as a Growth Operating Partner at Accel, a venture capital firm, and from June 2012 to February 2018, Mr. Sherry worked at Lightspeed Commerce Inc., a point-of-sale and e-commerce software provider, initially as a finance and operations leader and from January 2014 to February 2018 as its Chief Financial Officer. Mr. Sherry holds a B.B.A from University of Michigan and an M.B.A. from Stanford University Graduate School of Business.

Non-Employee Directors

Nina Achadjian. Nina Achadjian has served as a member of our board of directors since November 2018. Since October 2017, Ms. Achadjian has been an investor at Index Ventures, an international venture capital firm, where she served as Principal from October 2017 to March 2020 and has served as Partner since April 2020. Ms. Achadjian currently serves on the boards of directors of several private technology companies, including Transcend, Inc., Motive Technologies, Inc., Persona Identities, Inc., Seso Inc., Shopmonkey, Inc., and Vizcom Technologies, Inc., among others. Prior to working in the venture capital industry, Ms. Achadjian held an operating role at Google LLC, an Internet search and a technology company, and began her career in sales and trading at Citigroup Inc., a global investment bank. Ms. Achadjian holds a B.A. in Government from Harvard University.

Ms. Achadjian was selected to serve on our board of directors because of her extensive experience in the venture capital industry, her knowledge of the technology industry, and her experience serving as a director of various privately held technology companies.

Michael Brown. Michael Brown has served as a member of our board of directors since February 2018. Mr. Brown is a General Partner at Battery Ventures, which he joined in December 1998, and he currently serves on the boards of directors of several privately held companies. Mr. Brown was previously a member of the High Technology Group at Goldman Sachs & Co., a global investment bank, from 1996 until 1998 and worked as a Financial Analyst within Goldman’s Financial Institutions Group from 1994 until 1996. Mr. Brown previously served as the chair of the National Venture Capital Association from June 2021 to June 2022, and holds a B.S. in Finance and International Business from Georgetown University.

Mr. Brown was selected to serve on our board of directors because of his extensive experience in the venture capital industry, his knowledge of the technology industry, and his experience serving as a director of various publicly and privately held technology companies.

Tim Cabral. Tim Cabral has served as a member of our board of directors since November 2019. From February 2010 to September 2020, Mr. Cabral served as Chief Financial Officer of Veeva Systems Inc., a cloud-computing company, continued to serve as an Advisor from September 2020 to January 2022 and served as interim Chief Financial Officer from April 2024 to September 2024. From February 2008 to February 2010, Mr. Cabral served as Chief Financial Officer and Chief Operations Officer of Modus Group, LLC, a wireless solutions and services company, and served as Chief Financial Officer and Vice President of Operations for Agistics, Inc., an employee management services company, from March 2005 to June 2007. Prior to joining Agistics, Inc., Mr. Cabral served in various leadership roles in finance at PeopleSoft, Inc., a computer technology company acquired by Oracle Corporation. Mr. Cabral has served on the boards of directors of Veeva Systems Inc., a publicly traded cloud-computing company, since January 2022, SingleStore, Inc., a private cloud database company since March 2021, and Doximity, Inc., a publicly traded online network for medical professionals, since September 2020. He previously served on the board of directors of Apttus Corporation, a software provider, from October 2017 to October 2018, when it was acquired by Thoma Bravo. Mr. Cabral holds a B.S. in Finance from Santa Clara University and an M.B.A. from the Leavey School of Business at Santa Clara University.

Mr. Cabral was selected to serve on our board of directors because of his knowledge of the technology industry and his extensive experience in various financial leadership roles.

Byron Deeter. Byron Deeter has served as a member of our board of directors since March 2015. Since April 2005, Mr. Deeter has served as a Partner of Bessemer Venture Partners, a venture capital and private equity investment firm. From April 2004 to April 2005, Mr. Deeter served as a Business Development & Market Development Executive at International Business Machines Corporation, or IBM, a technology and consulting company. From December 1999 to April 2004, Mr. Deeter served in several roles at Trigo Technologies, Inc., a product information management company, which was acquired by IBM in 2004, including co-founder, President, Chief Executive Officer and Vice President of Business Development. Prior to this, Mr. Deeter served as an Associate at TA Associates, a private equity firm, and as an Analyst at McKinsey & Company, a business consulting firm. Mr. Deeter served on the board of directors of Twilio, Inc., a publicly traded cloud communications platform as a service company, from November 2010 to April 2024, and also currently serves on the boards of directors of several privately held companies. He previously served on the board of directors of SendGrid, Inc., a publicly traded customer communication platform, from January 2012 until February 2019, prior to SendGrid’s acquisition by Twilio, in addition to several other publicly traded and privately held companies. Mr. Deeter holds a B.A. in Political Economy from the University of California, Berkeley.

Mr. Deeter was selected to serve on our board of directors because of his extensive experience in the venture capital industry, his knowledge of the technology industry and his experience as a director of publicly and privately held technology companies.

Ilya Golubovich. Ilya Golubovich has served as a member of our board of directors since June 2007. Since April 2023, Mr. Golubovich has served as the Chief Business Officer of A2VE Capital Advisors Ltd., an investment and business advisory firm. He previously served as the founding and managing partner of I2BF Global Ventures, an international venture capital firm, from June 2007 until April 2023. Mr. Golubovich currently serves on the boards of directors of several privately held companies. He previously served on the boards of directors of Presto Automation Inc., a publicly traded provider of technology solutions to the restaurant industry, from April 2017 to February 2024, and Maxwell Technologies, Inc., then a publicly traded manufacturer of energy storage and power deliver solutions, from May 2017 to May 2019, prior to Maxwell’s acquisition by Tesla, Inc, as well as on the boards of directors of several privately held companies. Mr. Golubovich holds a B.S. in Management Science and Engineering from Stanford University.

Mr. Golubovich was selected to serve on our board of directors because of his extensive experience in the venture capital industry, his knowledge of the technology industry, and his experience serving as a director of publicly and privately held technology companies.

William Griffith. William Griffith has served as a member of our board of directors since November 2016. Since January 2013, Mr. Griffith has been a Partner of ICONIQ Capital, LLC, a global investment firm, where he founded ICONIQ Growth, ICONIQ’s venture and growth equity investing platform. Prior to joining ICONIQ, Mr. Griffith worked at Technology Crossover Ventures, a private equity and venture capital firm, from August 2000 to December 2011, where he was a General Partner. Mr. Griffith began his career in investment banking at Morgan Stanley and at the Beacon Group, a private equity firm acquired by JPMorgan Chase. Mr. Griffith has served on the board of directors of Procore Technologies, Inc., a publicly traded construction management software company, since December 2015, and also serves on the boards of directors of several privately-held companies. Previously, Mr. Griffith served on the boards of directors of BlackLine, Inc., a publicly traded enterprise software company, from September 2013 to February 2020, and Orbitz Worldwide, Inc., a publicly traded online travel company, from July 2007 to August 2011. Mr. Griffith holds an M.B.A. from Stanford University Graduate School of Business and an A.B. in History and Engineering from Dartmouth College.

Mr. Griffith was selected to serve on our board of directors because of his experience in the venture capital industry, his knowledge of the technology industry, and his extensive experience as a director of publicly and privately held technology companies.

William Hsu. William Hsu has served on our board of directors since March 2015. Since September 2011, Mr. Hsu has served as a founding partner of Mucker Capital, a venture capital firm. Prior to founding Mucker Capital, from October 2008 to October 2011, Mr. Hsu served as SVP and Chief Product Officer of AT&T Interactive, a digital advertising and marketing services company. Prior to AT&T Interactive, Mr. Hsu served in various leadership and product management positions at Green Dot Corporation, a financial technology company, eBay Inc., a global commerce and payments platform, and BuildPoint Corporation, a provider of online bid management services acquired by Roper Technologies, Inc. Mr. Hsu began his career in investment banking at Credit Suisse First Boston, a global investment bank. Mr. Hsu currently serves on the boards of directors of several privately held companies. Mr. Hsu holds a B.S. in Industrial Engineering from Stanford University and an M.B.A. from the Wharton School of University of Pennsylvania.

Mr. Hsu was selected to serve on our board of directors because of his extensive serving in various leadership and product management roles at technology companies, and his experience serving as a director of various privately held companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Ethics and Conduct

In connection with this offering, our board of directors adopted a code of ethics and conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, President, Chief Financial Officer and other executive and senior financial officers. The full text of our code of ethics and conduct will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of ethics and conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of nine directors. Pursuant to our current amended and restated certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	Messrs. Mahdessian and Kuzoyan were elected as the designees nominated by holders of our common stock;

•	Messrs. Cabral, Golubovich and Hsu were elected as the designees nominated by holders of our common stock and preferred stock;

•	Mr. Deeter was elected as the designee nominated by holders of our Series A preferred stock;

•	Mr. Griffith was elected as the designee nominated by holders of our Series B preferred stock;

•	Mr. Brown was elected as the designee nominated by holders of our Series C preferred stock; and

•	Ms. Achadjian was elected as the designee nominated by holders of our Series D preferred stock.

Our amended and restated voting agreement will terminate and the provisions of our current amended and restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Tim Cabral, William Hsu and Ara Mahdessian, and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the Class II directors will be Michael Brown, Byron Deeter and Vahe Kuzoyan, and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the Class III directors will be Nina Achadjian, Ilya Golubovich and William Griffith, and their terms will expire at the annual meeting of stockholders to be held in 2027.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered, three-year terms may delay or prevent a change of our management or a change of control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of our directors, other than Mr. Mahdessian and Mr. Kuzoyan, is “independent” as that term is defined under the listing standards of the Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Leadership Structure of the Board of Directors

Our amended and restated bylaws and corporate governance guidelines will provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and chief executive officer and to implement a lead independent director in accordance with its determination regarding which structure would be in the best interests of our company. Our board of directors has appointed Mr. Mahdessian to serve as chairperson of our board of directors and Mr. Cabral to serve as our lead independent director. As lead independent director, Mr. Cabral will preside over all meetings of the board of directors at which the chairperson is not present, including any executive sessions of the independent directors, approve board of directors meeting schedules and agendas and act as the liaison between the independent directors and our chief executive officer and chairperson of the board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the election and qualification of their successor, or their earlier death, resignation or removal, or until as otherwise determined by our board of directors.

Audit Committee

The members of our audit committee consist of Michael Brown, Tim Cabral and Ilya Golubovich, with Mr. Cabral serving as Chair, each of whom meets the requirements for independence under the listing standards of the Exchange and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the Exchange. In addition, our board of directors has determined that Mr. Cabral is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management, including responsibility for oversight of risks and exposures associated with major financial and cybersecurity risks;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules and regulations of the SEC and the listing standards of the Exchange.

Compensation Committee

The members of our compensation committee consist of Nina Achadjian, Michael Brown and William Griffith, with Mr. Brown serving as Chair, each of whom meets the requirements for independence under the listing standards of the Exchange and SEC rules and regulations. Ms. Achadjian and Mr. Brown are also non-employee directors, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	review and approve general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules and regulations of the SEC and the listing standards of the Exchange.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee consist of Nina Achadjian, Byron Deeter and William Hsu, with Mr. Deeter serving as Chair, each of whom meets the requirements for independence under the listing standards of the Exchange and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable listing standards of the Exchange.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Prior to the completion of this offering, we did not maintain a formalized non-employee director compensation program, though we typically provide non-employee directors who are not affiliated with one of our significant investors an equity award in connection with the director’s commencement of service on our board of directors and an additional equity award after the initial equity award fully vests. Accordingly, we granted Tim Cabral, Diya Jolly and Sameer Dholakia equity awards in connection with their commencement of service on our board of directors.

None of our non-employee directors received any compensation for service as directors during fiscal 2024. Messrs. Mahdessian and Kuzoyan do not receive additional compensation for their service as directors.

Director Compensation Table

Name	Option Awards($)(1)	Total ($)
Nina Achadjian	—	—
Michael Brown	—	—
Tim Cabral	—	—
Byron Deeter	—	—
Sameer Dholakia(2)	—	—
Ilya Golubovich	—	—
William Griffith	—	—
William Hsu	—	—
Diya Jolly(3)	—	—

(1)	The following table lists all outstanding equity awards held by non-employee directors as of January 31, 2024:

Name	Number of Shares Underlying Options
Nina Achadjian	—
Michael Brown	—
Tim Cabral	67,500
Byron Deeter	—

Name	Number of Shares Underlying Options
Sameer Dholakia(2)	40,000
Ilya Golubovich	—
William Griffith	—
William Hsu	—
Diya Jolly(3)	40,000

(2)	Mr. Dholakia stepped down from our board of directors in November 2024.
(3)	Ms. Jolly stepped down from our board of directors in June 2024.

We have adopted a non-employee director compensation program, or the Director Compensation Program, pursuant to which our non-employee directors will be eligible to receive cash compensation and equity awards for service on our board of directors.

Under the Director Compensation Program, commencing upon completion of this offering, our non-employee directors will be eligible to receive cash compensation as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $35,000.

•	Any non-executive chairperson of our board of directors will receive an additional annual cash retainer in the amount of $35,000.

•	Any lead independent director of our board of directors will receive an additional annual cash retainer in the amount of $20,000.

•	The Chair and each member of the audit committee will receive additional cash compensation in the amount of $20,000 and $10,000 per year, respectively, for service on the audit committee.

•	The Chair and each member of the compensation committee will receive additional cash compensation in the amount of $15,000 and $7,500 per year, respectively, for service on the compensation committee.

•

The Chair and each member of the nominating and corporate governance committee will receive additional cash compensation in the amount of $8,000 and $4,000 per year, respectively, for service on the nominating and corporate governance committee.

All annual cash retainers will be paid quarterly in arrears promptly following the end of the applicable quarter, and prorated for partial quarters of service.

If a non-employee director is initially appointed or elected to our board of directors on or following the completion of this offering, that director will automatically be granted an award of RSUs having a value of $400,000, with the number of shares of our Class A common stock underlying the award determined using our standard method of conversion as of the grant date. The initial award will vest in substantially equal quarterly installments over four years from the earliest of March 15, June 15, September 15 or December 15 following the grant date, subject to continued service with us through the applicable vesting date.

Each non-employee director who has been serving on our board of directors for at least four months prior to, and continues to serve immediately after, each annual meeting of stockholders will automatically be granted on the date of the annual meeting of stockholders an award of RSUs having a value of $200,000, with the number of shares of our Class A common stock underlying the award determined using our standard method of conversion as of the grant date. Each annual award will fully vest on the earliest of March 15, June 15, September 15 or December 15 following the first anniversary of the grant date, subject to continued service with us through the applicable vesting date.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our named executive officers, or NEOs. Our NEOs for fiscal 2024 are as follows:

•	Ara Mahdessian, our Co-Founder and Chief Executive Officer;

•	Vahe Kuzoyan, our Co-Founder and President; and

•	Dave Sherry, our Chief Financial Officer.

Fiscal 2024 Summary Compensation Table

The following table and the amounts therein sets forth total compensation paid to our NEOs for fiscal 2024.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Ara Mahdessian	2024	457,577	6,003,356	166,327	585,139	7,212,399
Co-Founder and Chief Executive Officer
Vahe Kuzoyan	2024	457,577	6,003,356	166,327	1,200	6,628,460
Co-Founder and President
Dave Sherry(4)	2024	275,001	14,728,473	104,179	65,996	15,173,649
Chief Financial Officer

(1)

The amounts reported represent the aggregate grant date fair value of RSUs granted during fiscal 2024, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in the consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the NEO.

(2)	The amounts reported represent performance-based bonuses that were earned by our NEOs based on performance during fiscal 2024 and paid during March 2024.
(3)

The amounts reported represent personal security services, technology allowances, relocation allowance, gross-up for taxes incurred on relocation allowance and 401(k) matching contributions as follows:

Name	Personal Security Services ($)	Technology Allowance ($)	Relocation Allowance ($)	Gross-Up on Relocation Allowance ($)	401(k) Plan Matching Contributions ($)
Ara Mahdessian	583,939	1,200	—	—	—
Vahe Kuzoyan	—	1,200	—	—	—
Dave Sherry	—	—	38,965	22,031	5,000

(4)	Mr. Sherry commenced employment with us in June 2023.

Narrative to Summary Compensation Table

Fiscal 2024 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For fiscal 2024, Mr. Mahdessian, Mr. Kuzoyan and Mr. Sherry’s annual base salaries were as follows: $457,577, $457,577 and $433,334, respectively.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

Fiscal 2024 Bonuses

We maintain an annual performance-based cash bonus program in which each of our NEOs participated during fiscal 2024. Each NEO’s target bonus payout is determined by the achievement of our company meeting certain corporate goals at target level. Under the performance-based cash bonus program, each NEO’s target bonus amount is expressed as a percentage of base salary. For fiscal 2024 the target bonus amount for each of Mr. Mahdessian and Kuzoyan was initially 30%, which was increased to 50% commencing March 1, 2023 for a pro-rated target bonus amount of approximately 48.5%. Mr Sherry’s target bonus amount for fiscal 2024 was established at 50% of his pro-rated annual base salary in connection with his commencement of employment with us.

Under our annual performance-based cash bonus program, bonus amounts earned were based on achievement of certain performance goals set by our board of directors relating to certain financial metrics, each with threshold, target, and stretch performance levels and may be adjusted based on our board of directors’ or compensation committee’s assessment of individual performance. In March 2024, our board of directors and our compensation committee determined that the corporate goals were achieved at 75% for fiscal 2024. The bonus amounts awarded to our NEOs under our annual performance-based cash bonus program are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Our compensation committee and board of directors may adjust the target bonus opportunities of, or award discretionary bonuses to, our NEOs from time to time in their discretion.

Equity-Based Awards

We have granted stock options and RSUs to our employees, including our NEOs, to attract and retain them, as well as to align their interests with the interests of our stockholders. Each RSU represents the right to receive one share of our Class A common stock after vesting.

In June 2023, we granted each of Mr. Mahdessian and Mr. Kuzoyan an award of 96,393 RSUs, in connection with our annual performance review process. The RSUs have a seven-year term and vest based on the satisfaction of service-based vesting conditions and a liquidity event vesting condition. The service-based vesting condition is satisfied as to 1/16 of the total number of RSUs on each quarterly anniversary of June 15, 2023, subject to continued service with us. The liquidity event vesting condition will be satisfied upon the earlier of two weeks following the expiration of the lock-up period pursuant to the lock-up agreements to be entered into with the underwriters in connection with this offering or a sale of our company, subject to continued service with us or the named executive officer experiencing a termination effected by us without cause or by the named executive officer for good reason, in each case, within the period commencing three months prior to a sale of our company and ending on the first anniversary of such sale.

Also in June 2023, we granted Mr. Sherry an award of 177,366 RSUs that vested as to 25% of the total number of RSUs on June 15, 2024 and shall vest as to 1/16 of the total number of RSUs on each quarterly anniversary thereafter, subject to continued service with us. We also granted Mr. Sherry an award of 59,122 RSUs that vest in four equal quarterly installments commencing on the one-year anniversary of the first March 15, June 15, September 15 or December 15 that follows the completion of this offering, subject to continued service with us.

In April 2024, we granted Mr. Sherry an award of 127,187 RSUs in connection with our annual review process. The RSUs have a seven-year term and vest based on the satisfaction of a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition is satisfied as to 1/16 of the total number of RSUs on each quarterly anniversary of June 15, 2024, subject to continued service with us. The liquidity event vesting condition will be satisfied upon the earlier of (i) two weeks following the last expiration date of lock-up periods that may apply to us or our equity in connection with this offering or (ii) a sale of our company (as defined in the 2015 Plan); provided that the liquidity event vesting condition will be deemed to have been met for any RSUs for which the service-based vesting condition had been met, if the named executive officer experienced a termination effected by us other than for cause, death or disability or by the named executive officer for good reason, in each case, within the period commencing three months prior to, and including the effective date of, a sale of our company.

On October 21, 2024, our board of directors approved the one-time grant of 3,241,544 performance-based RSUs, or the Co-Founder PSUs, to each of Messrs. Mahdessian and Kuzoyan, a portion of which is intended to replace a performance-based stock option held by each executive that was forfeited in connection with the grant of the Co-Founder PSUs. Each Co-Founder PSU represents the right to receive one share of our Class B common stock following vesting. The Co-Founder PSUs vest on or after 180 days following the completion of this offering in four separate tranches in the event the stock price hurdles in the table below are achieved, generally, subject to the executive being employed as Chief Executive Officer, co-Chief Executive Officer or President as of the vesting date.

Tranche	Stock Price Hurdle	Number of Co-Founder PSUs Scheduled to Vest
1	$140.00	144,788
2	$240.00	1,032,252
3	$340.00	1,032,252
4	$440.00	1,032,252

For the purposes of determining whether a stock price hurdle has been achieved, for Tranche 1, the six-month, and for Tranches 2 through 4, the 90-day, volume-weighted average closing trading price for a share of our Class A common stock must equal or exceed the applicable stock price hurdle, provided that in the event of a Change in Control (as defined in the Service Titan, Inc. Change in Control and Severance Policy, or the Policy) the greatest per share amount to be paid in connection with the Change in Control will be used to determine final stock price hurdle achievement (utilizing linear interpolation if such amount falls between two stock price hurdles). In the event Mr. Mahdessian or Mr. Kuzoyan no longer serves as any of our Chief Executive Officer, co-Chief Executive Officer or President as a result of his death, Disability (as defined in the Policy), a termination of employment effected by us for other than Cause (as defined in the Policy), a resignation by the executive for Good Reason (as defined in the Policy) or, if mutually agreed between the executive and our board of directors, as part of a transition to a different role with us, then the Co-Founder PSUs held by the executive will remain eligible to vest upon achievement of the stock price hurdles during the succeeding six-month period. Any Co-Founder PSUs that remain unvested as of October 21, 2034 will automatically forfeit.

In connection with the grant of the Co-Founder PSUs, we canceled an option to purchase 170,338 shares of our Class B common stock held by each of Mr. Mahdessian and Mr. Kuzoyan that was scheduled to vest upon, among other requirements, the six-month average closing trading price of our Class A common stock equaling or exceeding $234.83.

In connection with the Reclassification, we approved the Equity Award Designations pursuant to which the shares of our common stock underlying stock options and RSUs held by Messrs. Mahdessian and Kuzoyan, including the Co-Founder PSUs, will be designated Class B common stock.

In connection with this offering, we have adopted the 2024 Plan to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2024 Plan became effective prior to the completion of this offering.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We maintain a 401(k) retirement savings plan for all U.S. employees, including our NEOs, who satisfy certain eligibility requirements. Under our 401(k) plan, eligible employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits. We may match contributions made by our employees, including our NEOs, on a discretionary basis. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including health, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

All of our employees are eligible for a technology allowance of $100 per month to help offset the cost of personal technology devices and home internet service. Otherwise, we determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. During fiscal 2024, outside of company-provided security, relocation allowances and gross ups of taxes incurred in connection with relocation allowances, we did not provide any perquisites or personal benefits to our NEOs not otherwise made available to our other employees. In connection with Mr. Sherry’s commencement of employment with us in fiscal 2024, we agreed to reimburse Mr. Sherry up to $20,000 for advisory services in connection with his 2023 taxes, subject to his continued employment with us.

Outstanding Equity Awards at Year-End

The following table sets forth information regarding outstanding equity awards held by our executive officers as of January 31, 2024:

			Option Awards(1)					Stock Awards(1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Ara Mahdessian	12/9/2020		681,353	—	—	12.72	12/8/2030	—	—	—	—
	12/9/2020	(3)	262,604	78,072	—	12.72	12/8/2030	—	—	—	—
	12/9/2020	(4)	—	—	170,338	12.72	12/8/2030	—	—	—	—
	12/9/2020	(5)	—	—	170,338	12.72	12/8/2030	—	—	—	—
	6/15/2023	(6)	—	—	—	—	—	—	—	96,393	6,063,120
Vahe Kuzoyan	12/9/2020		681,353	—	—	12.72	12/8/2030	—	—	—	—
	12/9/2020	(3)	262,604	78,072	—	12.72	12/8/2030	—	—	—	—
	12/9/2020	(4)	—	—	170,338	12.72	12/8/2030	—	—	—	—
	12/9/2020	(5)	—	—	170,338	12.72	12/8/2030	—	—	—	—
	6/15/2023	(6)	—	—	—	—	—	—	—	96,393	6,063,120
Dave Sherry	6/15/2023	(7)	—	—	—	—	—	177,366	11,156,321	—	—
	6/15/2023	(8)	—	—	—	—	—	—	—	59,122	3,718,774

(1)

Options and RSUs held by Messrs. Mahdessian and Kuzoyan, including the Co-Founder PSUs, are exercisable into or settled in shares of our Class B common stock. All other options and RSUs are exercisable into or settled in shares of our Class A common stock.

(2)	Market value was calculated using $62.90, which was the fair market value of a share of our common stock as of January 31, 2024, as determined by our board of directors.
(3)

Option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the vesting commencement date and as to 1/48th of the underlying shares on each monthly anniversary of the vesting commencement date thereafter, in each case, subject to continued service with us.

(4)

Option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the completion of this offering and as to 1/48th of the underlying shares each month thereafter, in each case, subject to continued service with us.

(5)

Option vests and becomes exercisable following the completion of this offering if (i) any market stand-off period applicable to investors who held preferred stock prior to the completion of this offering has expired and such stockholders have at least two window periods within which to freely trade our Class A common stock and (ii) the average closing price for a share of our Class A common stock for a period of six (6) calendar months is equal to or greater than $234.83, in each case, subject to continued service with us. On October 21, 2024, this Option was canceled in connection with the grant of the Co-Founder PSUs, as described above under “—Narrative to Summary Compensation Table—Equity-Based Awards.”

(6)

RSUs require the satisfaction of two requirements to vest – a service-based requirement and a liquidity event requirement. The liquidity event requirement will be satisfied on the earlier of (a) two weeks after the expiration of any market stand-off or lock-up period imposed in connection with this offering or (b) a sale of our company, subject to continued service with us or the named executive officer experiencing a termination effected by us without cause or by the named executive officer for good reason, in each case, within the period commencing three months prior to a sale of our company and ending on the first anniversary of such sale. The service-based requirement is satisfied in substantially equal installments on the first 16 quarterly anniversaries of the vesting commencement date, subject to continued service with us through the applicable date.

(7)

RSUs vest as to 25% of the total number of RSUs on the first anniversary of the vesting commencement date and as to 1/16th of the total number of RSUs on each of the quarterly anniversaries of the vesting commencement date thereafter, in each case, subject to continued service with us.

(8)

RSUs vest in four substantially equal quarterly installments with the first such installment vesting on the first March 15, June 15, September 15 or December 15 that follows the one-year anniversary of completion of this offering, subject to continued service with us.

Executive Compensation Arrangements

We have entered into proprietary information and invention assignment agreements with each of our NEOs. In addition, we have entered into an amended and restated offer letter with Mr. Sherry, or the Sherry Offer Letter, that provides for Mr. Sherry’s continued service as our Chief Financial Officer with an annualized base salary of $433,334 and a target annual bonus opportunity of 65% of base salary for fiscal 2025. The Sherry Offer Letter provides for Mr. Sherry’s eligibility to receive equity awards under the 2024 Plan, as determined in the sole discretion of the board of directors or its compensation committee, and participate in the Policy (as defined below) pursuant to the terms of his participation agreement under the Policy. The Sherry Offer Letter also provides for Mr. Sherry to be reimbursed up to $20,000 for advisory services in connection with his 2023 taxes, subject to continued employment.

Change in Control and Severance

Change in Control and Severance Policy

Our board of directors has adopted the ServiceTitan, Inc. Change in Control and Severance Policy, or the Policy, and we have entered into participation agreements under the Policy with each of our NEOs. The Policy and participation agreements supersede any severance and/or change in control provisions of any offer letter, employment agreement or equity award agreement entered into between us and our NEOs. Under the Policy, in the event an NEO’s employment with us is terminated by us without Cause (as defined in the Policy) or due to the NEO’s death or Disability (as defined in the Policy) or by the NEO for Good Reason (as defined in the Policy), then, subject to the timely delivery of a general release of claims, the NEO will be entitled to receive continued base salary payable in accordance with our regular payroll procedures for a period of 12 months, in the case of Messrs. Mahdessian and Kuzoyan, or six months, in the case of Mr. Sherry, a prorated target bonus for the year of termination payable in a cash lump sum, and up to 12 months of company-funded healthcare continuation coverage. In the event such termination occurs within the period commencing three months prior to a Change in Control (as defined in the Policy) and ending on the first anniversary of the Change in Control, then, in lieu of the foregoing severance amounts, the NEO is entitled to receive a lump sum cash payment in an amount equal to 12 months of base salary, 100% of the NEO’s target bonus opportunity for the year of termination payable in a cash lump sum, up to 12 months of company-funded healthcare continuation coverage and full vesting acceleration of all equity awards (based on the greater of target or actual performance for performance-based awards unless otherwise provided for in the applicable award agreement).

For the avoidance of doubt, the Co-Founder PSUs are governed by the terms of the applicable award agreements, as summarized above under “—Narrative to Summary Compensation Table—Equity-Based Awards”, and are not subject to acceleration pursuant to the Policy.

Co-Founder PSUs

As summarized above under “—Narrative to Summary Compensation Table—Equity-Based Awards”, in the event of a Change in Control, the Co-Founder PSUs will vest based on the highest per share amount paid to a stockholder with performance between stock price hurdles determined using linear interpolation, and any Co-Founder PSUs that remain unvested following such determination will be forfeited. In the event Mr. Mahdessian or Mr. Kuzoyan no longer serves as any of our Chief Executive Officer, co-Chief Executive Officer or President due to his death, Disability, a termination of employment effected by us without Cause, a resignation for Good Reason or, if mutually agreed between the executive and our board of directors, the transition to a different role with us, then the executive will remain eligible to vest into the Co-Founder PSUs based on stock price hurdle achievement during the six-month period following such termination or transition.

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our NEOs will be eligible to participate following the consummation of this offering as well as our 2015 Plan and 2007 Plan, or the 2007 Plan together with the 2015 Plan, the Prior Plans, under which we have previously made periodic grants of equity and equity-based awards to our NEOs and other key employees.

2024 Incentive Award Plan

We have adopted the 2024 Plan, which became effective on the date immediately prior to the date our registration statement relating to this offering became effective. The principal purpose of the 2024 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2024 Plan are summarized below.

Share Reserve. Under the 2024 Plan, 12,925,637 shares of our Class A common stock were initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, RSU awards, performance bonus awards, performance stock unit awards, dividend equivalents or other stock or cash based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2024 Plan will be increased by (i) the number of shares represented by awards outstanding under the 2015 Plan and 2007 Plan, or such awards, the Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (A) the sum of 5% of the shares of our common stock (whether Class A common stock, Class B common stock or Class C common stock) and any shares of our common stock (whether Class A common stock, Class B common stock or Class C common stock) underlying any warrant to purchase shares of our common stock with an exercise price less than or equal to $0.10 per share, in each case, outstanding on the last day of the immediately preceding calendar year, and (B) such smaller number of shares of Class A common stock as determined by our board of directors; provided, however, that no more than 82,500,000 shares of Class A common stock may be issued upon the exercise of incentive stock options, or ISOs.

The following counting provisions are in effect for the share reserve under the 2024 Plan:

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to the extent that an award (including a Prior Plan Award) expires, lapses, or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased, canceled, in any case, in a manner that results in us acquiring the underlying shares at a price not greater than the price paid by the participant or not issuing the underlying shares, such unused shares subject to the award at such time will be available as Class A common stock for future grants under the 2024 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price, or tax withholding obligation with respect to any award under the 2024 Plan or Prior Plan Award, such tendered or withheld shares will be available as Class A common stock for future grants under the 2024 Plan;

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to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available as Class A common stock for future grants under the 2024 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2024 Plan; and

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shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2024 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual for services as a non-employee director during any calendar year may not exceed $1,000,000 for such non-employee director’s first year of service as a non-employee director and $750,000 for each year thereafter.

Administration. The compensation committee of our board of directors administers the 2024 Plan unless our board of directors assumes authority for administration. The board of directors may delegate its powers to a committee, which, to the extent required to comply with Rule 16b-3, is intended to be comprised of “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The 2024 Plan provides that our board of directors or compensation committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or officers or directors to whom authority to grant awards has been delegated.

Subject to the terms and conditions of the 2024 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2024 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2024 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2024 Plan. The full board of directors administers the 2024 Plan with respect to awards to non-employee directors.

Eligibility. Awards under the 2024 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. However, only employees of our company or certain of our subsidiaries may be granted ISOs.

Awards. The 2024 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, performance bonus awards, performance stock units, other stock or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our Class A common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of Class A common stock on the date of grant, may only be granted to employees and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2024 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Class A common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units, or RSUs, may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A common stock over a set exercise price. The exercise price of any SAR granted under the 2024 Plan must be at least 100% of the fair market value of a share of our Class A common stock on the date of grant. SARs under the 2024 Plan will be settled in cash or shares of our Class A common stock, or in a combination of both, at the election of the administrator.

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Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an awards subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the completion of such transaction, awards issued under the 2024 Plan (other than any portion subject to performance-based vesting) will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2024 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. The administrator has broad discretion to take action under the 2024 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2024 Plan and outstanding awards.

Amendment and Termination. The administrator may terminate, amend or modify the 2024 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally no amendment may materially and adversely affect any outstanding award without the affected participant’s consent. Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No ISOs may be granted pursuant to the 2024 Plan after the tenth anniversary of the effective date of the 2024 Plan, and no additional annual share increases to the 2024 Plan’s aggregate share limit will occur without stockholder approval from and after such anniversary. Any award that is outstanding on the termination date of the 2024 Plan will remain in force according to the terms of the 2024 Plan and the applicable award agreement.

2015 Plan

We currently maintain the 2015 Plan, which was adopted by our board of directors in May 2015 and has been periodically amended since then. The principal purpose of the 2015 Plan is to enhance our ability to attract, retain, and motivate persons who make (or are expected to make) important contributions to us by providing them with equity ownership opportunities. Following the completion of this offering, we will not make any further grants under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2015 Plan.

Eligibility. The 2015 Plan provides for the grant of NSOs, restricted stock and RSUs to (i) non-employee directors and (ii) employees and consultant of our company, our parent or our subsidiary companies. The 2015 Plan provides for the grant of ISOs to employees.

Share Reserve. As of July 31, 2024, we have reserved an aggregate of 21,947,223 shares of our Class A common stock for issuance under the 2015 Plan. As of July 31, 2024, options to purchase a total of 4,622,817 shares of our Class A common stock and 2,725,410 shares of our Class B common stock (of which options to purchase 340,676 shares of our Class B common stock were canceled in October 2024) were issued and outstanding and a total of 5,307,222 shares of our Class A common stock and 192,786 shares of our Class B common stock subject to RSUs were issued and outstanding under the 2015 Plan. As of July 31, 2024, 1,550,798 shares of our Class A common stock remained available for future grants.

Plan Administration. Our board of directors or a committee appointed by our board of directors administers the 2015 Plan. Each committee will consist of one or more members of our board of directors and will have such authority and be responsible for such functions as our board of directors has assigned to it. Subject to the provisions of the 2015 Plan, our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2015 Plan. All decisions, interpretations and other actions of the board of directors are final and binding on all participants and all persons deriving their rights from a participant.

Awards. The 2015 Plan provides for the direct award or sale of shares of our Class A common stock, for the grant of options to purchase shares of our Class A common stock and for the grant of RSUs to acquire shares of our Class A common stock (each, an award and the recipient of such award, a participant) to eligible participants. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Stock Options. Stock options have been granted under our 2015 Plan. Subject to the provisions of our 2015 Plan, the administrator determines the term of an option, the number of shares subject to an option and the time period in which an option may be exercised. The term of an option is stated in the applicable award agreement, but the term of an option may not exceed ten years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our Class A common stock on the grant date.

ISOs granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our Class A common stock on the grant date. The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the 2015 Plan or the applicable award agreement. If a participant’s “service” (as defined in our 2015 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the 2015 Plan or the applicable award agreement. Vested options generally will remain exercisable for three months or such earlier or later period of time as set forth in the applicable award agreement (but in no event earlier than 30 days after the termination of service) if a participant’s service terminates for a reason other than death or disability. If a participant’s service terminates due to death or disability, vested options generally will remain exercisable for six months (in the case of a termination due to disability) or 12 months (in the case of a termination due to death and in no event earlier than six months after the participant’s death) from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Restricted Stock Units. RSUs have been granted under our 2015 Plan. Subject to the terms and conditions of our 2015 Plan and the individual award agreement, the administrator determines the terms, conditions and restrictions related to the RSUs, including the vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid to a participant. Upon meeting the applicable vesting criteria, a participant holding an award of RSUs is entitled to receive a payout as determined by the administrator. At any time after the grant of RSUs, the administrator may, in its sole discretion, reduce or waive any vesting criteria that must be met to receive a payout. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the administrator and set forth in the award agreement. Earned RSUs generally will be settled in shares unless otherwise determined by the administrator in accordance with our 2015 Plan. On the date set forth in the award agreement, all unearned RSUs will be forfeited to us.

Non-Transferability of Awards. Unless determined otherwise by the administrator, an award may be transferable by a participant only by (i) a beneficiary designation, (ii) a will or (iii) the laws of descent and distribution, except that if the applicable option agreement so provides, an NSO may also be transferable to the extent permitted by Rule 701 under the Securities Act. An ISO may be exercised during an applicable participant’s lifetime only by participant or by participant’s guardian or legal representative. However, the administrator may permit an NSO, to the extent that it is vested, to be transferable by gift or domestic relations order to a family member of the participant, subject to the terms and conditions of the 2015 Plan.

Certain Adjustments. In the event of a subdivision of our outstanding shares of capital stock, a declaration of a dividend payable in shares of our Class A common stock, a combination or consolidation of our outstanding Class A common stock into a lesser number of shares, a reclassification or any other increase or decrease in the number of our issued shares of Class A common stock effected without our receipt of consideration, proportionate adjustments will automatically be made in each of (i) the number and kind of our shares of Class A common stock available for future grant under our 2015 Plan, (ii) the number and kind of our shares of Class A common stock covered by each outstanding award, (iii) the exercise price of each outstanding option and the purchase price applicable to any unexercised stock purchase right and (iv) any repurchase price that applies to shares of our Class A common stock granted under our 2015 Plan pursuant to the terms of our repurchase right under the applicable award agreement. In the event of a declaration of an extraordinary dividend payable in a form other than shares of our Class A common stock that has a material effect on the fair market value of our Class A common stock, a recapitalization, a spin-off or a similar occurrence, the administrator at its sole discretion may make appropriate adjustments in one or more of the items listed in (i) through (iv) above or any adjustments required by the California Corporations Code.

Mergers and Consolidations. In the event that we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares acquired under the 2015 Plan and all awards outstanding on the effective date of the transaction will be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which we are a party, in the manner determined by our board of directors in its capacity as administrator of the 2015 Plan, with such determination having final and binding effect on all parties), which agreement or determination need not treat all awards (or all portions of an award) in an identical manner. The treatment specified in the transaction agreement or as determined by our board of directors may include (without limitation) one or more of the following with respect to each outstanding award: (i) continuation of the option or award by us (if we are the surviving corporation), (ii) assumption of the option by the surviving corporation or its parent in a manner that complies with Code Section 424(a) (whether or not the option is an ISO), (iii) substitution by the surviving corporation or its parent of a new option for the option in a manner that complies with Code Section 424(a) (whether or not the option is an ISO), (iv) cancellation of the option and a payment to the participant with respect to each share subject to the portion of the option that is vested as of the transaction date equal to the excess of (A) the value, as determined by our board of directors in its absolute discretion, of the property (including cash) received by the holder of a share of stock as a result of the transaction, over (B) the per-share exercise price of the option, subject to the terms and conditions of the 2015 Plan, (v) cancellation of the option without the payment of any consideration; provided that the optionee must be notified of such treatment and given an opportunity to exercise the option in accordance with the 2015 Plan, (vi) suspension of the participant’s right to exercise the Option during a limited period of time preceding the closing of the transaction if such suspension is administratively necessary to permit the closing of the transaction or (vii) termination of any right the participant has to exercise the option prior to vesting in the shares subject to the option. Our board of directors has discretion to accelerate, in whole or part, the vesting and exercisability of an option or other 2015 Plan award in connection with such a transaction.

Drag Along Right. Shares acquired pursuant to awards under the 2015 Plan are subject to a drag-along right that expired upon the effective date of the registration statement of which this prospectus forms a part.

Amendment and Termination. Our board of directors may amend, suspend or terminate our 2015 Plan at any time and for any reason; provided, however, that any amendment to our 2015 Plan will be subject to the approval of our stockholders to the extent required by applicable laws, regulations or rules. As noted above, on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part, our 2015 Plan was terminated and we will not grant any additional awards under our 2015 Plan.

2007 Plan

Our 2007 Plan was originally adopted by our board of directors and approved by our stockholders in 2007. Our 2007 Plan was terminated in 2015 in connection with the adoption of our 2015 Plan and as a result no new awards may be issued under our 2007 Plan. However, our 2007 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2007 Plan.

Prior to its termination, our 2007 Plan allowed us to grant ISOs, within the meaning of Section 422 of the Code, NSOs and stock purchase rights, which we refer to as awards, and the recipients of which we refer to as participants, to eligible employees and consultants of ours and any parent or subsidiary of ours. As of July 31, 2024, stock options to purchase a total of 53,826 shares of our Class A common stock were issued and outstanding under our 2007 Plan.

Plan Administration. Our 2007 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2007 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2007 Plan and to control its operation, including the authority to construe and interpret the terms of our 2007 Plan and the awards granted under our 2007 Plan. The administrator has the authority to institute a program under which (i) outstanding options are surrendered or cancelled in exchange for options of the same type (which may have lower or higher exercise prices and different terms), options of a different type, and/or cash, and/or (ii) the exercise price of an outstanding option is reduced. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

Eligibility. Employees and consultants of ours or our parent or subsidiary companies and our member of our board of directors were eligible to receive awards under the 2007 Plan. Only our employees or employees of our parent or subsidiary companies were eligible to receive ISOs.

Stock Options. Stock options are outstanding under our 2007 Plan. Subject to the provisions of our 2007 Plan, the administrator determined the term of an option, the number of shares subject to an option and the time period in which an option may be exercised. The term of a stock option is stated in the applicable award agreement, but the term of a stock option may not exceed 10 years from the grant date. The administrator determines the exercise price of stock options, which generally may not be less than 100% of the fair market value of our Class A common stock on the grant date. ISOs granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any parent or subsidiary may have a term of no longer than five years from the grant date and will have an exercise price of at least 110% of the fair market value of our Class A common stock on the grant date. The administrator determines how a participant may pay the exercise price of a stock option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s service to us or any subsidiary of ours is terminated, the participant’s vested options will be exercised for the period of time stated in the applicable award agreement. In no event will a stock option remain exercisable beyond its original term. If a participant does not exercise his or her stock option within the time specified in the award agreement, the stock option will terminate.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution.

Certain Adjustments. If any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of ours, or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2007 Plan, must adjust the number and class of shares that may be delivered under the 2007 Plan and/or the number, class and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, each award will terminate immediately prior to the consummation of such proposed action, unless otherwise determined by the administrator.

Change of Control. In the event of a merger or change in control, each outstanding award shall be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent award substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator shall not be required to treat all awards similarly in the transaction. In the event that the successor corporation does not assume or substitute for an award, the participant shall fully vest in and have the right to exercise his or her outstanding awards, including shares as to which such award would not otherwise be vested or exercisable into. In addition, if an award is not assumed or substituted in the event of a merger or change in control, the administrator must notify the participant in writing or electronically that the award shall be fully vested and exercisable for a period of time determined by the administrator in its sole discretion, and any award not assumed or substituted for shall terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator.

Amendment and Termination. Our board of directors may, at any time, amend or alter our 2007 Plan, but no such amendment or alteration may materially and adversely affect the rights of any participant under any outstanding grant, without his or her consent. As noted above, our 2007 Plan was terminated in 2015.

2024 Employee Stock Purchase Plan

We have adopted the ESPP, which became effective on the date immediately prior to the date the registration statement relating to this offering became effective. The ESPP is designed to allow our eligible employees to purchase shares of our Class A common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee administers the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our Class A common stock authorized for sale under the ESPP is equal to the sum of (i) 2,265,187 shares of Class A common stock and (ii) an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (A) 1% of the aggregate number of shares of all classes of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year and (B) such number of shares of Class A common stock as determined by our board of directors; provided, however, no more than 16,500,000 shares of our Class A common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their base compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 100,000 shares in each offering period and may not accrue the right to purchase shares of Class A common stock at a rate that exceeds $25,000 in fair market value of shares of our Class A common stock (determined at the time the option is granted) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code). The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our Class A common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our Class A common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each purchase period within an offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of Class A common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger, or Asset Sale. In the event of any increase or decrease in the number of issued shares of our Class A common stock resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the Class A common stock, or any other increase or decrease in the number of shares of Class A common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our Class A common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend, or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since February 1, 2021 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding Class A common stock or Class B common stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series F Redeemable Convertible Preferred Stock Financing

On March 25, 2021, we sold an aggregate of 2,795,266 shares of our Series F redeemable convertible preferred stock at a purchase price of $107.3234 per share, for an aggregate purchase price of $299,997,451. The following table summarizes purchases of our Series F redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series F Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Battery Ventures(1)	111,811	$11,999,937
Entities affiliated with Bessemer Venture Partners(2)	113,206	$12,149,653
Entities affiliated with ICONIQ Growth(3)	419,292	$44,999,843
Tim Cabral(4)	5,590	$599,938

(1)

Shares purchased by Battery Ventures Select Fund I, L.P. and Battery Investment Partners Select Fund I, L.P., or collectively, the Battery Select Entities. Entities affiliated with Battery Ventures, including the Battery Select Entities, currently hold more than 5% of our outstanding Class A common stock. Michael Brown, a member of our board of directors, is a General Partner at Battery Ventures.

(2)

Shares purchased by Bessemer Venture Partners VIII Institutional LP, Bessemer Venture Partners VIII LP and Cloud All Star Fund, L.P., or collectively, the Bessemer Series F Entities. Entities affiliated with Bessemer Venture Partners, including the Bessemer Series F Entities, currently hold more than 5% of our outstanding Class A common stock. Byron Deeter, a member of our board of directors, is a Partner at Bessemer Venture Partners.

(3)

Shares purchased by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V-B, L.P. and ICONIQ Strategic Partners Co-Invest, L.P. (Series ST), or collectively, the ICONIQ Series F Entities. Entities affiliated with ICONIQ Strategic Partners, which we refer to as ICONIQ Growth, including the ICONIQ Series F Entities, currently hold more than 5% of our outstanding Class A common stock. William Griffith, a member of our board of directors, is Founding Partner at ICONIQ Growth.

(4)	Tim Cabral is, and was at the time of the Series F redeemable convertible preferred stock financing, a member of our board of directors.

Series G Redeemable Convertible Preferred Stock Financing

On June 28, 2021, we sold an aggregate of 1,681,214 shares of our Series G redeemable convertible preferred stock at a purchase price of $118.9609 per share, for an aggregate purchase price of $199,998,731. The following table summarizes purchases of our Series G redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Battery Ventures(1)	26,898	$3,199,810
Entities affiliated with Bessemer Venture Partners(2)	126,091	$14,999,899
Entities affiliated with ICONIQ Growth(3)	210,151	$24,999,752

(1)

Shares purchased by the Battery Select Entities. Entities affiliated with Battery Ventures, including the Battery Select Entities, currently hold more than 5% of our outstanding Class A common stock. Michael Brown, a member of our board of directors, is a General Partner at Battery Ventures.

(2)

Shares purchased by 15 Angels II LLC. Entities affiliated with Bessemer Venture Partners, including 15 Angels II LLC, currently hold more than 5% of our outstanding Class A common stock. Byron Deeter, a member of our board of directors, is a Partner at Bessemer Venture Partners.

(3)

Shares purchased by ICONIQ Strategic Partners V, L.P., ICONIQ Strategic Partners V, Co-Invest, L.P. (Series ST2), and ICONIQ Strategic Partners V-B, L.P., or collectively, the ICONIQ Series G Entities. Entities affiliated with ICONIQ Growth, including the ICONIQ Series G Entities, currently hold more than 5% of our outstanding Class A common stock. William Griffith, a member of our board of directors, is Founding Partner at ICONIQ Growth.

Series H Redeemable Convertible Preferred Stock Financing

On November 22, 2022, December 20, 2022 and January 9, 2023, we sold an aggregate of 4,317,830 shares, 620,777 shares and 665,711 shares, respectively, of our Series H redeemable convertible preferred stock at a purchase price of $84.5712 per share, for an aggregate purchase price of $473,963,898. The following table summarizes purchases of our Series H redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series H Redeemable Convertible Preferred Stock	Total Purchase Price
TPG Tech Adjacencies II Sherpa, L.P.(1)	3,559,131	$300,999,980
VLH Investments, LLC(2)	29,560	$2,499,925

(1)	Shares purchased by TPG Tech Adjacencies II Sherpa, L.P., or TPG, which currently holds more than 5% of our outstanding Class A common stock.
(2)

Shares purchased by VLH Investments, LLC. John Ohanessian, the brother-in-law of Vahe Kuzoyan, one of our executive officers and a member of our board of directors, is the manager of VLH Investments, LLC. Mr. Kuzoyan’s mother, father-in-law and brother-in-law are also investors in VLH Investments, LLC.

Series H-1 Redeemable Convertible Preferred Stock Financing

On July 27, 2023, we sold an aggregate of 402,026 shares of our Series H-1 redeemable convertible preferred stock at a purchase price of $84.5712 per share, for an aggregate purchase price of $33,999,821. Series H-1 redeemable convertible preferred stock was only issued and sold to investors that purchased shares in our fiscal 2024 tender offer, as further described under “Tender Offers” below. The aggregate amount sold to each investor was equal to 25% of the aggregate amount of Class A common stock purchased by such investor in our fiscal

2024 tender offer. The following table summarizes purchases of our Series H-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series H-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with ICONIQ Growth(1)	47,296	$3,999,879

(1)

Shares purchased by ICONIQ Strategic Partners V, L.P. and ICONIQ Strategic Partners V-B, L.P., or collectively, the ICONIQ Series H-1 Entities. Entities affiliated with ICONIQ Growth, including the ICONIQ Series H-1 Entities, currently hold more than 5% of our outstanding Class A common stock. William Griffith, a member of our board of directors, is Founding Partner at ICONIQ Growth.

Investors’ Rights Agreement

We are party to an Amended and Restated Investors’ Rights Agreement, or IRA, dated as of July 27, 2023, which provides, among other things, that certain holders of our capital stock, including Battery Ventures, Bessemer Venture Partners, ICONIQ Growth and TPG, have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Following the completion of this offering, the holders of approximately 78.3 million shares of our Class A common stock, including the shares of Class A common stock issuable upon the conversion of our Series A-1, Series A-2, Series A-3, Series B, Series C, Series D, Series E, Series F, Series G, Series H and Series H-1 redeemable convertible preferred stock and the conversion of our Class B common stock and/or the exercise or settlement, as applicable, of outstanding equity awards are entitled to rights with respect to the registration of their shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Ara Mahdessian and Vahe Kuzoyan, two of our executive officers and members of our board of directors, and Tim Cabral, a member of our board of directors, are also party to our IRA. Michael Brown, William Griffith and Byron Deeter, members of our board of directors, are affiliated with Battery Ventures, ICONIQ Growth and Bessemer Venture Partners, respectively.

Right of First Refusal and Co-Sale Agreement

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including our Amended and Restated Right of First Refusal and Co-sale Agreement, dated as of July 27, 2023, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Ara Mahdessian and Vahe Kuzoyan, two of our executive officers and members of our board of directors, Tim Cabral, a member of our board of directors, and Battery Ventures, Bessemer Venture Partners, ICONIQ Growth and TPG, are party to the right of first refusal and co-sale agreement. Michael Brown, William Griffith and Byron Deeter, members of our board of directors, are affiliated with Battery Ventures, ICONIQ Growth and Bessemer Venture Partners, respectively.

Voting Agreement

We are party to an Amended and Restated Voting Agreement, dated as of July 27, 2023, under which certain holders of our capital stock, including Battery Ventures, Bessemer Venture Partners, ICONIQ Growth and TPG, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Ara Mahdessian and Vahe Kuzoyan, two of our executive officers and members of our board of directors, and Tim Cabral, a member of our board of directors, are party to the voting agreement. Michael Brown, William Griffith and Byron Deeter, members of our board of directors, are affiliated with Battery Ventures, ICONIQ Growth and Bessemer Venture Partners, respectively.

Tender Offers

We facilitated our fiscal 2024 tender offer, that was completed on July 7, 2023, whereby current and former service providers and other stockholders sold shares of our Class A common stock at a purchase price of $70.00 per share to existing and new investors who also purchased shares of our Series H-1 redeemable convertible preferred stock. Ara Mahdessian and Vahe Kuzoyan, two of our executive officers and members of our board of directors, sold shares of our Class A common stock in our fiscal 2024 tender offer. Entities affiliated with ICONIQ Growth, which, together with their affiliates, beneficially own more than 5% of our outstanding capital stock, purchased shares of our Class A common stock in our fiscal 2024 tender offer. An aggregate of 1,942,709 shares of our Class A common stock were tendered pursuant to our fiscal 2024 tender offer for an aggregate purchase price of approximately $136.0 million.

From March 2021 through April 2021, we facilitated a tender offer, or our fiscal 2022 tender offer, whereby current and former service providers sold shares of our Class A common stock at a purchase price of $100.00 per share to existing and new investors. Entities affiliated with Battery Ventures and ICONIQ Growth, which, together with their affiliates, beneficially own more than 5% of our outstanding capital stock, and Tim Cabral, a member of our board of directors, purchased shares of our Class A common stock in our fiscal 2022 tender offer. An aggregate of 1,999,982 shares of our Class A common stock were tendered pursuant to our fiscal 2022 tender offer for an aggregate purchase price of approximately $200.0 million.

Employment of Immediate Family Members

Areni Mahdessian, the sister of Ara Mahdessian, one of our executive officers and a member of our board of directors, has been employed by us in a non-executive capacity since April 2016 and currently serves as Director, Product Management. Ms. Mahdessian’s cash compensation in fiscal 2022, fiscal 2023, fiscal 2024 and the six months ended July 31, 2024, was approximately $199,218, $238,480, $243,098 and $146,706, respectively, and was comprised of salary and bonus. In fiscal 2022, fiscal 2023, fiscal 2024 and the six months ended July 31, 2024, Ms. Mahdessian was granted 1,104, 3,090, 1,242 and 2,222 RSUs, respectively. Ms. Mahdessian’s total compensation and benefits are in line with employees of comparable experience that held similar roles.

Levon Kuzoyan, the brother of Vahe Kuzoyan, one of our executive officers and a member of our board of directors, has been employed by us in a non-executive capacity since April 2015 and currently serves as a Corporate Solutions Engineer. Mr. Kuzoyan’s total cash compensation in fiscal 2022, fiscal 2023, fiscal 2024 and the six months ended July 31, 2024, was approximately $178,472, $200,534, $155,722 and $46,166, respectively, and was comprised of salary and bonus. In fiscal 2022, fiscal 2023, fiscal 2024 and the six months ended July 31, 2024, Mr. Kuzoyan was granted 518, 521, 244 and 64 RSUs, respectively. Mr. Kuzoyan’s total compensation and benefits are in line with employees of comparable experience that held similar roles.

Commercial Arrangements

We have a commercial relationship with Okta, Inc., or Okta. Diya Jolly, a member of our board of directors from July 2021 to June 2024, served as the Chief Product Officer of Okta from April 2019 to October 2022 and later served as an advisor to Okta from October 2022 to April 2023. Ms. Jolly was not involved in any discussions regarding the commercial relationship between the company and Okta. In fiscal 2022, fiscal 2023, fiscal 2024 and the six months ended July 31, 2024, we made service payments to Okta of $808,409, $1,620,304, $1,303,242 and $8,567, respectively.

We have a commercial relationship with DialPad, Inc., or DialPad. Entities affiliated with ICONIQ Growth, a beneficial owner of greater than 5% of our Class A common stock, hold a greater than 10% equity interest in DialPad. William Griffith, a member of our board of directors since November 2016, is a director of the General Partner of several ICONIQ Growth entities. Mr. Griffith has not been involved in any discussions regarding the commercial relationship between the company and DialPad. During fiscal 2022, fiscal 2023, fiscal 2024 and the six months ended July 31, 2024, we made service payments to DialPad of $1,231,065, $2,033,356, $3,039,641 and $1,576,417, respectively.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors, including the Co-Founder PSUs. See the sections titled “Executive Compensation—Outstanding Equity Awards at Year-End” and “Management—Non-Employee Director Compensation” for a description of these stock options and RSUs.

To facilitate the Class B Stock Exchange, we have entered into an exchange agreement with our Co-Founders, effective as of immediately following the effectiveness of the filing of our amended and restated certificate of incorporation, pursuant to which 13,404,097 shares of our Class A common stock beneficially owned by our Co-Founders and their respective affiliates will automatically be exchanged for an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering.

In connection with the Reclassification, we approved the Equity Award Designations pursuant to which the shares of our common stock underlying stock options and RSUs held by Messrs. Mahdessian and Kuzoyan, including the Co-Founder PSUs, will be designated Class B common stock.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since February 1, 2021, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We have adopted an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law, as may be amended. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we have adopted amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directed Share Program

At our request, the underwriters have reserved up to 440,000 shares of our Class A common stock, or 5% of the shares offered in this offering, for sale at the initial public offering price through a directed share program to (i) individuals who reside in the United States and serve as the Chief Executive Officer, General Manager, Director, Vice President, a member of the C-suite, owner-operator or founder of one of our current customers and (ii) friends and family members of our Co-Founders. Current and former ServiceTitan employees and directors are not eligible to participate in the directed share program. See the section titled “Underwriting—Directed Share Program” for additional information.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which, subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, are transactions, relationships or arrangements, or any series of transactions, relationships or arrangements, between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of October 31, 2024, or the Beneficial Ownership Date, and as adjusted to reflect the sale of our Class A common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of our securities.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 66,250,804 shares of our Class A common stock, 13,404,097 shares of our Class B common stock and no shares of our Class C common stock outstanding as of the Beneficial Ownership Date (after giving effect to the Reclassification, the Capital Stock Conversion, the Class B Stock Exchange and the NCPS Redemption, in each case as if such reclassification, conversion, exchange or redemption, as applicable, had occurred as of the Beneficial Ownership Date), which includes 44,257,816 shares of Class A common stock resulting from the Capital Stock Conversion, 21,992,988 shares of our Class A common stock outstanding, which number of shares excludes the shares being exchanged in the Class B Stock Exchange, and 13,404,097 shares of our Class B common stock, which reflects all outstanding shares of our Class A common stock beneficially owned by our Co-Founders and their respective affiliates that will be exchanged for an equivalent number of shares of our Class B common stock in the Class B Stock Exchange immediately prior to the completion of this offering, and excludes 250,000 shares of our non-convertible preferred stock which we intend to redeem immediately prior to the completion of this offering pursuant to the NCPS Redemption.

We have based our calculation of the percentage of beneficial ownership after this offering on 8,800,000 shares of our Class A common stock issued by us in our initial public offering and 66,250,804 shares of Class A common stock and 13,404,097 shares of Class B common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional 1,320,000 shares of our Class A common stock from us in full. In accordance with the rules of the SEC, for the below table, we have deemed shares of our Class A common stock and Class B common stock (after giving effect to the Equity Award Designations) subject to stock options that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date or issuable pursuant to the vesting and settlement of RSUs which are subject to service-based vesting conditions expected to occur within 60 days of the Beneficial Ownership Date to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. In addition, the below table does not reflect any shares of Class A common stock that may be purchased in this offering or pursuant to our directed share program described under “Underwriting—Directed Share Program.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ServiceTitan, Inc., 800 N. Brand Blvd., Suite 100, Glendale, California 91203.

			Percentage of Shares Beneficially Owned (%)				Percentage of Total Voting Power After the Offering
	Number of Shares Beneficially Owned		Before the Offering		After the Offering
	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock
Named Executive Officers and Directors:
Ara Mahdessian(1)	—	7,166,048	—	49.7%	—	49.7%	32.7%
Vahe Kuzoyan(2)	—	8,282,107		57.4%	—	57.4%	37.8%
Dave Sherry(3)	38,421	—	*	—	*	—	*
Nina Achadjian(4)	1,967,986	—	3.0%	—	2.6%	—	*
Michael Brown(5)	4,827,455	—	7.3%	—	6.4%	—	2.3%
Tim Cabral(6)	77,386	—	*	—	*	—	*
Byron Deeter(7)	9,003,594	—	13.6%	—	12.0%	—	4.3%
Ilya Golubovich	—	—	—	—	—	—	*
William Griffith(8)	15,511,049	—	23.4%	—	20.7%	—	7.4%
William Hsu	—	—	—	—	—	—	*
All current executive officers and directors as a group (10 persons)(9)	31,425,891	15,448,155	47.4%	100.0%	41.8%	100.0%	81.0%
5% Stockholders:
Entities affiliated with Battery Ventures(10)	4,827,455	—	7.3%	—	6.4%	—	2.3%
Entities affiliated with Bessemer Venture Partners(11)	9,003,594	—	13.6%	—	12.0%	—	4.3%
Entities affiliated ICONIQ Growth(12)	15,511,049	—	23.4%	—	20.7%	—	7.4%
TPG Tech Adjacencies II Sherpa, L.P.(13)	5,107,469	—	7.7%	—	6.8%	—	2.4%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of (i) 4,915,215 shares of Class B common stock held by the AMKE Trust dated February 1, 2019, of which Mr. Mahdessian and his spouse are the trustees, (ii) 614,402 shares of Class B common stock held by a grantor retained annuity trust of which Mr. Mahdessian is the trustee, (iii) 614,402 shares of Class B common stock held by a grantor retained annuity trust, of which Mr. Mahdessian’s spouse is the trustee, and (iv) 1,022,029 shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of the Beneficial Ownership Date.

(2)

Consists of (i) 4,108,064 shares of Class B common stock held by Mr. Kuzoyan, (ii) 1,700,000 shares of Class B common stock held by the K-A Family Trust dated December 6, 2021, of which Mr. Kuzoyan and his spouse are the trustees, (iii) 726,007 shares of Class B common stock held by a grantor retained annuity trust, of which Mr. Kuzoyan is the trustee, (iv) 726,007 shares of Class B common stock held by a grantor retained annuity trust, of which Mr. Kuzoyan’s spouse is the trustee, and (v) 1,022,029 shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of the Beneficial Ownership Date. Of the shares of Class B common stock beneficially owned by Mr. Kuzoyan, 1,700,000 shares of Class B common stock are pledged as collateral to secure personal indebtedness pursuant to the loan agreements.

(3)

Consists of (i) 27,335 shares of Class A common stock and (ii) 11,086 shares of Class A common stock pursuant to RSUs that are subject to service-based vesting conditions which will be satisfied within 60 days of the Beneficial Ownership Date.

(4)

Consists of (i) 1,682,758 shares of Class A common stock held by Index Ventures Growth IV (Jersey), L.P., (ii) 248,442 shares of Class A common stock held by Index Ventures Growth V (Jersey), L.P., and (iii) 36,786 shares of Class A common stock held by Yucca (Jersey) SLP, or Yucca. Index Ventures Growth Associates IV Limited, or IVGA IV, is the managing general partner of Index Ventures Growth IV (Jersey), L.P. and may be deemed to have voting and dispositive power over the shares held by such fund. Index Ventures Growth Associates V Limited, or IVGA V, is the managing general partner of Index Ventures Growth V (Jersey), L.P. and may be deemed to have voting and dispositive power over the shares held by such fund. Yucca is the administrator of Index co-investment vehicles that are contractually required to mirror the relevant funds’ investment, and IVGA IV and IVGA V may be deemed to have voting and dispositive power over their respective allocations of shares held by Yucca. David Hall, Phil Balderson, Brendan Boyle and Nigel Greenwood are the members of the board of directors of IVGA IV and IVGA V, and investment and voting decisions with respect to the shares over which IVGA IV and IVGA V may be deemed to have voting and dispositive power are made by such directors collectively. Nina Achadjian, one of our directors, is a partner within the Index Ventures Group but does not hold voting or dispositive power over the shares held by the Index funds. The address for each of these entities is 5th Floor, 44 Esplanade, St. Helier, JE1 3FG, Jersey, Channel Islands.

(5)

Consists of shares listed in footnote 10 below held of record by entities affiliated with Battery Ventures. Mr. Brown, one of our directors, may be deemed to share voting and dispositive power with respect to such shares. Mr. Brown disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(6)	Consists of (i) 9,886 shares of Class A common stock and (ii) 67,500 underlying options to purchase shares of Class A common stock that are exercisable within 60 days of the Beneficial Ownership Date.
(7)

Consists of shares listed in footnote 11 below held of record by the Bessemer Entities and CASF. Mr. Deeter, one of our directors, is a Partner of Bessemer Venture Partners and, therefore, may be deemed to share voting and dispositive power with respect to such shares. Mr. Deeter disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(8)	Consists of the shares listed in footnote 12 below held of record by the ICONIQ Growth Entities.
(9)

Consists of (i) 31,347,305 shares of Class A common stock beneficially owned by our current executive officers and directors, (ii) 67,500 underlying options to purchase shares of Class A common stock that are exercisable within 60 days of the Beneficial Ownership Date, (iii) 11,086 shares of Class A common stock pursuant to RSUs that are subject to service-based vesting conditions which will be satisfied within 60 days of the Beneficial Ownership Date, (iv) 13,404,097 shares of Class B common stock beneficially owned by our current executive officers and directors and (v) 2,044,058 shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of the Beneficial Ownership Date.

(10)

Consists of (i) 1,786,980 shares of Class A common stock held by Battery Ventures XI-A, L.P., or BV XI-A, (ii) 472,152 shares of Class A common stock held by Battery Ventures XI-B, L.P., or BV XI-B, (iii) 1,856,557 shares of Class A common stock held by Battery Ventures XI-A Side Fund, L.P., or BV XI-A SF, (iv) 402,579 shares of Class A common stock held by Battery Ventures XI-B Side Fund, L.P., or BV XI-B SF, (v) 82,803 shares of Class A common stock held by Battery Investment Partners XI, LLC, or BIP XI, (vi) 206,011 shares of Class A common stock held by Battery Ventures Select Fund I, L.P., or BV Select I, and (vii) 20,373 shares of Class A common stock held by Battery Investment Partners Select Fund I, L.P., or BIP Select I. The sole general partner of BV XI-A and BV XI-B is Battery Partners XI, LLC, or BP XI. The sole general partner of BV XI-A SF and BV XI-B SF is Battery Partners XI Side Fund, LLC, or BP XI SF. The sole managing member of BIP IX is BP IX. The sole general partner of BV Select I is Battery Partners Select Fund I, L.P. whose sole general partner is Battery Partners Select Fund I GP, LLC, or BP Select I. The sole general partner of BIP Select I is BP Select I. The managing members of BP XI who may be deemed to share voting and dispositive power with respect to the shares held by BV XI-A, BV XI-B and BIP XI are Neeraj Agrawal, Michael Brown, Jesse Feldman, Russell Fleischer, Roger Lee, Chelsea Stoner, Dharmesh Thakker and Scott Tobin. The managing members of BP XI SF who may be deemed to share voting and dispositive power with respect to the shares held by BV XI-A SF and BV XI-B SF are Neeraj Agrawal, Michael Brown, Jesse Feldman, Russell Fleischer, Roger Lee, Chelsea Stoner, Dharmesh Thakker and Scott Tobin. The managing members of BP Select I who may be deemed to share voting and dispositive power with respect to the shares held by BV Select I and BIP Select I are Neeraj Agrawal, Michael Brown, Morad Elhafed, Jesse Feldman, Russell Fleischer, Roger Lee, Chelsea Stoner, Dharmesh Thakker and Scott Tobin. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his/her pecuniary interest therein. The address of each of these entities is One Marina Park Drive, Suite 1100, Boston, Massachusetts 02210.

(11)

Consists of (i) 3,989,226 shares of Class A common stock held by Bessemer Venture Partners VIII L.P., or Bessemer VIII, (ii) 4,797,616 shares of Class A common stock held by Bessemer Venture Partners VIII Institutional L.P., or Bessemer VIII Institutional, (iii) 214,281 shares of Class A common stock held by 15 Angels II LLC, or 15 Angels, and together with Bessemer VIII and Bessemer VIII Institutional, the Bessemer Entities, and (v) 2,471 shares of Class A common stock held by Cloud All Star Fund, L.P., or CASF. Certain affiliates of the Bessemer Entities own a material interest in Cloud All Star Fund GP, LLC, the general partner of CASF, which has voting and dispositive power with respect to the shares held by CASF. 15 Angels is a subsidiary of Bessemer VIII Institutional. Deer VIII & Co. L.P., or Deer VIII L.P., is the general partner of Bessemer VIII and Bessemer VIII Institutional. Deer VIII & Co. Ltd., or Deer VIII Ltd., is the general partner of Deer VIII L.P. Byron Deeter, David Cowan, Jeremy Levine, Robert P. Goodman, Scott Ring, Sandra Grippo and Robert M. Stavis are the directors of Deer VIII Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the securities held by the Bessemer Entities are made by the directors of Deer VIII Ltd. acting as an investment committee. Byron Deeter disclaims beneficial ownership of the ServiceTitan shares held by the Bessemer Entities and CASF except to the extent of his pecuniary interest, if any, in such securities through any indirect interest in the Bessemer Entities and CASF. The address for the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538. The address for CASF is 180 Lytton Avenue, Palo Alto, CA 94301.

(12)

Consists of (i) 5,097,608 shares of Class A common stock held by ICONIQ Strategic Partners II, L.P., or ICONIQ II, (ii) 3,990,638 shares of Class A common stock held by ICONIQ Strategic Partners II-B, L.P., or ICONIQ II-B, (iii) 2,099,760 shares of Class A common stock held by ICONIQ Strategic Partners II Co-Invest, L.P. (ST Series), or Co-invest II Series ST, (iv) 857,142 shares of Class A common stock held by ICONIQ Strategic Partners II Co-Invest, L.P. (ST-2 Series), or Co-invest II Series ST-2, (v) 910,622 shares of Class A common stock held by ICONIQ Strategic Partners III, L.P., or ICONIQ III, (vi) 973,006 shares of Class A common stock held by ICONIQ Strategic Partners III-B, L.P., or ICONIQ III-B, (vii) 522,486 shares of Class A common stock held by ICONIQ Strategic Partners V, L.P., or ICONIQ V, (viii) 700,710 shares of Class A common stock held by ICONIQ Strategic Partners V-B, L.P., or ICONIQ V-B, (ix) 247,175 shares of Class A common stock held by ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST), or

Co-invest V Series ST, and (x) 111,902 shares of Class A common stock held by ICONIQ Strategic Partners V Co-Invest, L.P. (Series ST2), or Co-invest V Series ST2, and collectively, the ICONIQ Growth Entities. ICONIQ Strategic Partners II GP, L.P., or ICONIQ GP II, is the sole general partner of ICONIQ II, ICONIQ II-B, Co-invest II Series ST and Co-invest Series II ST-2. ICONIQ Strategic Partners II TT GP, Ltd., or ICONIQ Parent GP II, is the sole general partner of ICONIQ GP II. ICONIQ Strategic Partners III GP, L.P., or ICONIQ GP III, is the sole general partner of ICONIQ III and ICONIQ-B. ICONIQ Strategic Partners III TT GP, Ltd., or ICONIQ Parent GP III, is the sole general partner of ICONIQ GP III. ICONIQ Strategic Partners V GP, L.P., or ICONIQ GP V, is the sole general partner of ICONIQ V, ICONIQ V-B, Co-invest V Series ST and Co-invest V Series ST2. ICONIQ Strategic Partners V TT GP, Ltd., or ICONIQ Parent GP V, is the sole general partner of ICONIQ GP V. Divesh Makan and William J. G. Griffith are the sole equity holders of ICONIQ Parent GP II and ICONIQ Parent GP III and Divesh Makan, William J. G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Parent GP V and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by the ICONIQ Growth Entities. The address for the ICONIQ Growth Entities is c/o ICONIQ Capital, LLC, 50 Beale Street, Suite 2300, San Francisco, California 94105.

(13)

Consists of 5,107,469 shares of Class A common stock held by TPG Tech Adjacencies II Sherpa, L.P., a Delaware limited partnership, whose general partner is TPG Tech Adjacencies II SPV GP, LLC, a Cayman Islands limited liability company, whose managing member is TPG Tech Adjacencies GenPar II, L.P., a Delaware limited partnership, whose general partner is TPG Tech Adjacencies GenPar II Advisors, LLC, a Delaware limited liability company, whose managing member is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, LLC, a Delaware limited liability company, whose sole member is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held collectively by (i) TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, (ii) Alabama Investments (Parallel), LP, a Delaware limited partnership, whose general partner is Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, or Alabama Investments, (iii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, whose general partner is Alabama Investments, and (iv) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, whose general partner is Alabama Investments. The managing member of each of TPG Group Holdings (SBS) Advisors, LLC and Alabama Investments is TPG GP A, LLC, a Delaware limited liability company, which is controlled by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, LLC, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to beneficially own the securities held by TPG Tech Adjacencies II Sherpa, L.P. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities held by TPG Tech Adjacencies II Sherpa, L.P. except to the extent of their pecuniary interest therein, if any. The address of each of TPG GP A, LLC and each of Messrs. Bonderman, Coulter and Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws and the NCPS Redemption, our authorized capital stock will consist of 1,300,000,000 shares of capital stock, $0.001 par value per share, of which:

•	1,000,000,000 shares are designated as Class A common stock;

•	100,000,000 shares are designated as Class B common stock;

•	100,000,000 shares are designated as Class C common stock; and

•	100,000,000 shares are designated as preferred stock.

Assuming the (i) filing and effectiveness of our amended and restated certificate of incorporation, (ii) the Reclassification, (iii) the Capital Stock Conversion, (iv) the Class B Stock Exchange and (v) the NCPS Redemption, in each case as of July 31, 2024, there were 66,033,175 shares of our Class A common stock outstanding held by 2,845 stockholders of record, 13,404,097 shares of our Class B common stock outstanding held by seven stockholders of record, no shares of our Class C common stock outstanding and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of the Exchange, to issue additional shares of our Class A common stock and Class C common stock. We have no current plans to issue shares of our Class C common stock.

Common Stock

We have three classes of authorized common stock: Class A common stock, Class B common stock and Class C common stock. The rights of the holders of Class A common stock, Class B common stock and Class C common stock are identical, except with respect to voting and conversion rights.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders and holders of our Class C common stock are entitled to no votes for each share held on all matters submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase the number of authorized shares of our Class B common stock. In addition, Delaware law could require either holders of our Class A common stock, our Class B common stock or our Class C common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date (as defined below), approval of at least a majority of the outstanding shares of our Class B common stock voting as a separate class will be required to amend, alter, change, adopt or repeal any provision of our amended and restated certificate of incorporation relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of our Class B common stock.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will provide for a classified board of directors consisting of three classes, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders will not have the ability to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Following the completion of this offering and prior to the Final Conversion Date (as defined below), shares of Class B common stock will automatically convert into an equivalent number of shares of Class A common stock upon sale or transfer, except for certain transfers described in our amended and restated certificate of incorporation, including estate planning or other transfers among our Co-Founders and their permitted entities and permitted transferees.

Each share of Class B common stock will convert automatically into one share of Class A common stock upon the earlier of (i) the date that is the 15-year anniversary of the completion of this offering and (ii) the date fixed by our board of directors that is no less than 61 days and no more than 180 days following the first date following the completion of this offering on which the number of shares of our Class B common stock (including securities convertible or exercisable into Class B common stock) held by the Co-Founders and the permitted entities they control is less than 20% of the shares of Class B common stock (including securities convertible or exercisable into Class B common stock) held by the Co-Founders and the permitted entities they control on the date of the completion of this offering. We refer to the date on which such final conversion of all outstanding shares of Class B common stock pursuant to the terms of our amended and restated certificate of incorporation occurs as the Final Conversion Date. Prior to the Final Conversion Date, each share of Class B common stock held of record by each Co-Founder and such Co-Founder’s permitted entities and permitted transferees will convert automatically into one share of Class A common stock upon (i) the date fixed by our board of directors, including a majority of the disinterested directors, that is no less than 61 days and no more than 180 days following the date on which such Co-Founder is terminated for cause (as defined in our amended and restated certificate of incorporation), (ii) the date following the completion of this offering on which such Co-Founder is no longer voluntarily providing services to us as an employee or a member of our board of directors and (iii) the date that is nine months after the death of such Co-Founder.

Class C Common Stock

Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the listing rules of the Exchange We have no current plans to issue any shares of Class C common stock. However, we may in the future issue shares of Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments and equity incentives to our employees, consultants and directors, and the Class C common stock provides us with the flexibility to do so without diluting the existing voting power of our outstanding Class A and Class B common stock. Because the Class C common stock carries no voting rights (except as otherwise required by law) and is not listed for trading on an exchange or registered for sale with the SEC, shares of Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of Class A common stock, although we may seek to list the Class C common stock for trading and register shares of Class C common stock for sale in the future. In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of Class C common stock in the future, our Co-Founders, as holders of our Class B common stock, may be able to hold significant voting control and determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions. In addition, if we issue shares of Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock.

Fully Paid and Non-Assessable

All of the shares of our Class A common stock to be issued in this offering will be fully paid and nonassessable.

Non-Convertible Preferred Stock

Our non-convertible preferred stock is not convertible into common stock or other capital stock of the Company, but may be redeemed under the conditions described below. We plan to redeem all outstanding shares of our non-convertible preferred stock immediately prior to the completion of this offering pursuant to the NCPS Redemption.

Dividend Rights

Dividends on each share of non-convertible preferred stock accrue on a daily basis, whether or not declared by our board of directors and whether or not we have assets legally available to make payment of such dividends, at a rate equal to 10% per annum from October 3, 2022 to October 2, 2027, 15% per annum from October 3, 2027 to October 2, 2028, and 20% per annum thereafter. The applicable dividend rate shall be increased by 2% per annum during any period in which we fail to make required dividend payments. The dividend amount payable on a particular date is calculated by multiplying the applicable rate by the sum of $1,000 and the amount of dividends accrued but not yet paid as of such date. Dividends are payable in-kind quarterly in arrears; provided, however, that no cash dividends will be paid prior to October 3, 2028, and instead the dollar value of each dividend per share that has accrued shall be added to the liquidation amount that the holder of such share is entitled to receive in the event of a liquidation, a deemed liquidation event (as defined in our amended and restated certificate of incorporation), dissolution, or winding-up. After October 3, 2028, dividends on each outstanding share of non-convertible preferred stock shall, unless prohibited by law, be declared and paid only as cash dividends. We may not pay dividends on our common stock or any outstanding shares of preferred stock unless all declared and payable dividends on our non-convertible preferred stock have been paid or set aside for payment.

Voting Rights

For so long as any shares of our non-convertible preferred stock are outstanding, we may not, without the written consent or affirmative vote of (i) the holders of at least 75% of the outstanding shares of non-convertible preferred stock, including Saturn FD Holdings, LP and Coatue Tactical Solutions PS Holdings AIV I LP and their respective affiliates, or the Lead Investors, for so long as the Lead Investors hold in the aggregate a majority of the outstanding shares of non-convertible preferred stock, or (ii) the holders of at least 50% of the outstanding shares of non-convertible preferred stock, including the Lead Investors, for so long as the Lead Investors hold in the aggregate less than a majority of the outstanding shares of non-convertible preferred stock, take any of the following actions, either directly or indirectly:

•	create, authorize or issue shares ranking pari passu with or senior to any non-convertible preferred stock with respect to liquidation preference;

•

liquidate, dissolve or wind-up our business if any or all of the consideration payable to the holders of non-convertible preferred stock is other than in cash (unless all outstanding shares of non-convertible preferred stock are redeemed in connection with the liquidation, dissolution or winding-up);

•	purchase or redeem, or pay or declare any dividend or make any distribution on, any shares of our capital stock, subject to certain exceptions;

•

create or hold capital stock in any subsidiary that we do not wholly own, or sell, transfer or otherwise dispose of certain capital stock or other assets of any of our subsidiaries to any person other than a wholly-owned subsidiary;

•

enter into or be a party to any transaction with any of our stockholders, directors or officers, except for transactions made in the ordinary course of business or upon fair and reasonable terms approved by a majority of independent or disinterested members of our board of directors;

•	incur, assume or guarantee indebtedness, or issue or authorize any debt security, if our aggregate indebtedness following such action would exceed $500,000,000;

•

amend, alter or repeal any provision of our amended and restated certificate of incorporation, including Exhibit A thereto, or our amended and restated bylaws in a manner that adversely affects the powers, preferences or rights of the non-convertible preferred stock;

•	increase the authorized number of shares of non-convertible preferred stock;

•

reclassify, alter or amend any of our existing securities if such action would render such security senior to the non-convertible preferred stock in respect of dividend, liquidation or redemption rights; or

•

enter into or effect any transaction or take any other action in which the rights, preferences or privileges of the non-convertible preferred stock are impaired or adversely affected, or otherwise to avoid or attempt to avoid the observance or performance of any of the terms to be observed or performed under our amended and restated certificate of incorporation in respect of our non-convertible preferred stock, other than in the case of a transaction in which all outstanding shares of non-convertible preferred stock are redeemed at or immediately following the effective time or closing of such transaction.

Other than as outlined above, in the event the NCPS Redemption does not occur in full in connection with this offering, following the completion of this offering the holders of our non-convertible preferred stock will have no voting rights, except as required by law.

Redemption Rights

We have the right to redeem, at any time, any or all of the outstanding shares of non-convertible preferred stock at a redemption price per share equal to $1,000 plus all accrued but unpaid dividends on each such share; provided that the aggregate redemption price must be at least $50,000,000 (unless the total outstanding shares of non-convertible preferred stock have an aggregate redemption price of less than $50,000,000, in which case we must redeem all outstanding shares of non-convertible preferred stock).

No Preemptive or Similar Rights

Our non-convertible preferred stock is not entitled to preemptive rights and is not subject to sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable to the holders of our non-convertible preferred stock before any payment shall be made to the holders of our common stock or any outstanding preferred stock.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of July 31, 2024, we had (i) outstanding options to purchase an aggregate of 53,826 shares of our Class A common stock, with a weighted-average exercise price of approximately $0.19 per share, under our 2007 Plan and (ii) outstanding options to purchase an aggregate of 4,568,991 shares of our Class A common stock, with a weighted-average exercise price of approximately $15.61 per share, and outstanding options to purchase an aggregate of 2,725,410 shares of our Class B common stock (of which options to purchase 340,676 shares of our Class B common stock were canceled in October 2024), with a weighted-average exercise price of $12.72 per share, in each case, under our 2015 Plan.

RSUs

As of July 31, 2024, we had outstanding 5,296,227 shares of our Class A common stock and 192,786 shares of our Class B common stock, in each case, subject to RSUs under our 2015 Plan. As of July 31, 2024, we had outstanding 10,995 shares of our Class A common stock subject to RSUs that were issued in connection with our acquisition of FieldRoutes. In addition, in October 2024, our board of directors granted the Co-Founder PSUs to our Co-Founders covering 6,483,088 shares of our Class B common stock. The Co-Founders PSUs vest upon the satisfaction of a service condition and achievement of certain stock price hurdles. See “Executive Compensation—Narrative to Summary Compensation Table—Equity-Based Awards” for additional information.

Our 1% Pledge

We have committed to the issuance and donation of 796,799 shares of our Class A common stock over the next ten years in addition to any profit, time or other assets we may contribute, which constitutes part of our 1% Pledge to contribute 1% of profit, product, equity or time to charity. This issuance and donation is conditioned upon the completion of this offering, and none of such shares were outstanding as of July 31, 2024.

Registration Rights

After the completion of this offering, certain holders of our Class A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our preferred stock are parties to our IRA. The registration rights set forth in our IRA will expire (i) five years following the completion of this offering, (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 or another similar exemption under the Securities Act during any 90-day period or (iii) upon the closing of a deemed liquidation event (as defined in our current amended and restated certificate of incorporation), pursuant to which such stockholders receive proceeds solely in the form of cash or marketable securities. We will pay the registration expenses (other than underwriting discounts, selling commissions, stock transfer taxes and certain attorneys’ fees) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. Our stockholders have waived their rights under our IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, each stockholder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of us and the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the sections titled “Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements” and “Underwriting” for additional information.

Demand Registration Rights

After the completion of this offering, the holders of up to approximately 55.3 million shares of our Class A common stock (including shares of our Class A common stock issuable upon the exercise or settlement, as applicable, of outstanding equity awards) will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which, before payment of underwriting discounts, selling commissions and stock transfer taxes, is at least $50,000,000. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration for a period of up to 90 days, not more than once in any 12-month period.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such Class A common stock the holders of up to approximately 78.3 million shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock and/or the exercise or settlement, as applicable, of outstanding equity awards) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act or (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our Class A common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to approximately 78.3 million shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock and/or the exercise or settlement, as applicable, of outstanding equity awards) will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3. Such request for registration must cover securities, the anticipated aggregate public offering price of which, before payment of underwriting discounts, selling commissions and stock transfer taxes, is at least $10,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration for a period of up to 90 days, not more than once in any 12-month period.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering and are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms. See the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock, Governance and this Offering—Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.”

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Multi-Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a multi-class common stock structure. As a result, the shares of Class B common stock held by our Co-Founders (including shares over which they have voting or administrative control) will represent approximately 64% of the voting power of our outstanding capital stock as of July 31, 2024. Our Co-Founders will therefore be able to significantly influence or control any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction.

Separate Class B Vote for Certain Transactions

Until the Final Conversion Date, our Class B common stock will have the right to vote as a separate class on amendments to our amended and restated certificate of incorporation that affect the rights of our Class B common stock. See the section titled “—Common Stock—Voting Rights.”

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Classified Board of Directors

Our board of directors will be divided into three classes, divided as nearly as equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of our voting shares will be able to elect all of our directors. For more information on the classified board, see “Management—Classified Board of Directors.”

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of voting stock will be required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer or our president. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of us; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer, or stockholder of our company to us or our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation and bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

The enforceability of similar federal court choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find either of the choice of forum provisions contained in our amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company or our directors, officers or other employees, which may discourage such lawsuits against the company and our directors, officers and other employees and result in increased costs for investors to bring a claim.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “TTAN.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

General

On January 23, 2023, we entered into the Credit Agreement, by and among us, Wells Fargo Bank, N.A., as administrative agent and collateral agent, each lender from time to time party thereto, and each swingline lender and letter of credit issuer from time to time party thereto, that included (i) the Term Loan Facility, in an initial aggregate principal amount of $180.0 million, and (ii) the Revolving Credit Facility, in an initial aggregate principal amount of up to $70.0 million. On September 27, 2024, we entered into an amendment to the Credit Agreement, effective as of October 1, 2024, to, among other things, refinance $70.0 million of the outstanding principal balance of the Term Loan Facility with revolving credit loans, increase the aggregate commitments under the Revolving Credit Facility to $140.0 million and update applicable fee amounts. Up to $10.0 million of the Revolving Credit Facility may be borrowed in the form of swingline loans and up to $10.0 million may be issued under letters of credit. The proceeds from the Revolving Credit Facility and the Term Loan Facility have been or are expected to be used for working capital, general corporate purposes and refinancing existing indebtedness. The Term Loan Facility and the Revolving Credit Facility will mature on January 23, 2028, unless extended in accordance with the terms of the Credit Agreement. As of July 31, 2024, the outstanding principal balance of the Term Loan Facility was $177.8 million, and there were no amounts drawn under the Revolving Credit Facility. As of October 1, 2024, the outstanding principal balance of the Term Loan Facility was $107.3 million, and there was $70.0 million drawn under the Revolving Credit Facility.

The Credit Agreement permits us to increase the Term Loan Facility and/or add one or more incremental term loan facilities and/or increase the commitments under the Revolving Credit Facility from time to time and/or add one or more incremental revolving credit facilities from time to time subject to a cap as set forth in the Credit Agreement, subject, in each case, to the receipt of additional commitments from existing and/or new lenders and certain other conditions set forth in the Credit Agreement.

Amortization, Interest Rates, and Fees

On the first day of each calendar quarter, we are required to repay an aggregate principal amount equal to 0.25% of the aggregate original principal amount of the Term Loan Facility, which repayment amount will become fixed at approximately $0.3 million beginning January 1, 2025.

The Term Loan Facility and the Revolving Credit Facility bear interest at a floating rate which can be, at our option, either (i) a term SOFR-based rate for a specified interest period plus an applicable margin, which is initially 2.5% per annum and will range between 2.25% and 3.0% per annum based on the ratio of our total outstanding debt to annual recurring revenue, or (ii) a base rate plus an applicable margin, which is initially 1.5% per annum and will range between 1.25% and 2.0% per annum based on the ratio of our total outstanding debt to annual recurring revenue. The term SOFR-based rate applicable to the Credit Agreement is subject to a “floor” of 0.75%.

The base rate for any day is a fluctuating rate equal to the greatest of (i) the federal funds effective rate in effect on such day and the overnight bank funding rate in effect on such day, plus 0.50%, (ii) the term SOFR rate for a one-month interest period, plus 1.00% and (iii) the rate of interest for such day as announced within Wells Fargo as the “prime rate.”

We are required to pay a commitment fee of 0.25% per annum on undrawn amounts under the Revolving Credit Facility.

Voluntary Prepayments

Voluntary prepayment of outstanding borrowings under the Credit Agreement are permitted at any time without premium or penalty, subject to, among other things, prior written notice, minimum amount requirements, and payment of any applicable fees.

Mandatory Prepayments

Our Credit Agreement requires us to prepay borrowings under the Term Loan Facility with the proceeds of certain transactions received by us or any restricted subsidiary. Such transactions include (i) any incurrence of debt not permitted under the Credit Agreement and debt incurred to refinance the borrowings under the Credit Agreement, (ii) receipt of certain asset sale proceeds or insurance proceeds and (iii) excess cash flow, in each case, subject to certain exceptions.

Guarantees

Subject to certain exceptions, all obligations under our Credit Agreement are jointly and severally, fully and unconditionally guaranteed by all of our existing and future direct and indirect subsidiaries (subject to certain exceptions).

Security

Our obligations and the obligations of the guarantors under the Credit Agreement are secured by pledges of and perfected first priority security interests in (i) substantially all of the existing and future equity interests of each subsidiary of ours or of any guarantor and (ii) substantially all of our and the guarantors’ tangible and intangible assets, in each case, subject to certain exceptions.

Certain Covenants

Our Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of us or our subsidiaries to:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, mergers, liquidations or dissolutions;

•	make acquisitions, investments, loans (including guarantees), advances or capital contributions;

•	sell, transfer, or otherwise dispose of assets;

•	pay dividends and distributions on, or purchase, redeem, defease or otherwise acquire or retire for value, capital stock;

•	prepay certain other indebtedness or modify certain documents; and

•	create restrictions on the payment of dividends.

In addition, our Credit Agreement includes (i) a covenant requiring that we maintain liquidity of at least $50.0 million at all times and (ii) a covenant requiring that we achieve certain specified recurring revenue amounts on a quarterly basis. As of July 31, 2024, we believe we were in compliance with all covenants under our Credit Agreement.

Events of Default

Our Credit Agreement includes certain events of default customary for financings of this type, including, among others, failure to pay principal, interest or other amounts (subject to grace periods in certain instances); material inaccuracy of representations and warranties; violation of certain covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; invalidity of guarantees or grants of security interest; certain undischarged judgments; and changes of control.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of July 31, 2024, we will have a total of 74,833,175 shares of our Class A common stock (or 76,153,175 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), 13,404,097 shares of our Class B common stock and no shares of our Class C common stock outstanding (after giving effect to the Reclassification, the Capital Stock Conversion, the Class B Stock Exchange and the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, and assuming no exercise of any options or settlement of RSUs subsequent to July 31, 2024). Of these outstanding shares, all of the shares of our Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock) will be, and shares subject to stock options and shares underlying outstanding RSUs will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. There will be no shares of Class C common stock outstanding upon the completion of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock) will be available for sale in the public market as follows:

•

beginning on the date of this prospectus, all 8,800,000 shares of our Class A common stock sold in this offering will be immediately available for sale in the public market, except for any shares purchased in this offering by our affiliates; and

•

beginning 180 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below), the remaining shares of Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock) will become eligible for sale in the public market, provided that shares of Class A common stock held by affiliates will be subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus.

These restrictions on us are subject to certain exceptions, including with respect to:

1.	the sale of shares of our Class A common stock to the underwriters pursuant to the underwriting agreement;

2.

the issuance of shares of our Class A common stock upon the exercise of options or the settlement of RSUs (including any net exercise or settlement) outstanding as of, or issued after, the date of the underwriting agreement pursuant to our equity plans described herein;

3.

the issuance of shares of our Class A common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the underwriting agreement and described herein;

4.	the issuance of shares of our Class A common stock upon conversion of shares of our Class B common stock;

5.

the issuance of shares of our Class A common stock, in an amount up to 1% of the total number of shares of our common stock outstanding immediately following the completion of this offering, to a charitable organization;

6.

the issuance of shares of our Class A common stock, or securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, in each case pursuant to our equity plans described herein;

7.

the issuance of shares of our Class A common stock, or securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, in an amount up to 5% of the total number of shares of our common stock outstanding immediately following the completion of this offering, in connection with (i) the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, or (ii) our joint ventures, commercial relationships and other strategic relationships; and

8.

the filing of any registration statement(s) on Form S-8 relating to the securities granted or to be granted pursuant to (i) our equity plans that are described herein or (ii) any assumed employee benefit plan contemplated by the preceding paragraph.

Our directors, our executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exchangeable for, or that represent the right to receive shares of, our Class A common stock, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

In addition, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to shares of our Class A common stock. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers and employees. Sales, short sales or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock. We have agreed in the underwriting agreement with the underwriters to enforce these market standoff provisions and similar restrictions during the 180 days after the date of this prospectus and not amend or waive any such restrictions without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

The restrictions imposed by the lock-up agreements and market standoff provisions are subject to certain exceptions, including with respect to:

1.

transfers (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes, (ii) upon death by will, testamentary document or the laws of intestate succession, (iii) if the lock-up party is a natural person, to any member of the lock-up party’s immediate family, (iv) to a partnership, limited liability company, corporation or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests and (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above;

2.

if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, transfers (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity which fund or entity is controlled or managed by the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution by the lock-up party to its stockholders, partners, members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders;

3.	transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement;

4.	transfers to us from the lock-up party upon death, disability or termination of employment;

5.

if the lock-up party is not an officer or director of our company, sales of the lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering;

6.

transfers to us in connection with the vesting, settlement or exercise of RSUs, shares of restricted stock, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or vest during the lock-up period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such RSUs, shares of restricted stock, options, warrants or other rights, or in connection with the conversion or exchange of our or our subsidiaries’ convertible or exchangeable securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan or arrangement, or pursuant to the terms of convertible or exchangeable securities, as applicable, provided that any securities received upon such vesting, settlement, exercise or conversion that are not transferred to cover any such tax obligations shall be subject to the terms of the lock-up agreement with the underwriters;

7.

transfers to us in connection with the conversion, exchange or reclassification of our outstanding equity securities into common stock, provided that any such shares of common stock received upon such conversion or reclassification shall be subject to the terms of the lock-up agreement with the underwriters;

8.

transfers in “sell to cover” or similar open market transactions (including, without limitation, sales pursuant to any written plan meeting the requirements of Rule 10b5-1 under the Exchange Act) relating to the transfer, sale or other disposition of the lock-up party’s securities) during the lock-up period to satisfy tax withholding obligations as a result of the exercise, vesting and/or settlement of our equity awards (including options and RSUs) held by the lock-up party and issued pursuant to a plan or arrangement described herein;

9.	transfers to us in connection with the redemption or retirement of outstanding shares of our non-convertible preferred stock;

10.

solely with respect to Vahe Kuzoyan’s existing pledge arrangements described herein, transfers in connection with the existing pledge, hypothecation or other granting of a security interest to one or more lending institutions as collateral or security for any loan, advance or extension of credit in effect on the date of the lock-up agreement with the underwriters (and any such lending institution may transfer (or cause the transfer of) such securities in connection with any foreclosure or enforcement thereunder); and

11.	transfers with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal 748,332 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our Class A common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Our 1% Pledge

We have committed to the issuance and donation of 796,799 shares of our Class A common stock over the next ten years in addition to any profit, time or other assets we may contribute, which constitutes part of our 1% Pledge to contribute 1% of profit, product, equity or time to charity. This commitment is conditioned on the completion of this offering, and none of such shares were outstanding as of July 31, 2024.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to approximately 78.3 million shares of our Class A common stock (including shares of our Class A common stock issuable upon conversion of our Class B common stock and/or the exercise or settlement, as applicable, of outstanding equity awards), or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our Class A common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our Class A common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS, UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not expect to pay any dividends in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “ —Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which gain may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	2,534,737
Morgan Stanley & Co. LLC	2,534,737
Wells Fargo Securities, LLC	905,263
Citigroup Global Markets Inc.	905,263
KeyBanc Capital Markets Inc.	560,000
Truist Securities, Inc.	280,000
Canaccord Genuity LLC	200,000
Needham & Company, LLC	200,000
Piper Sandler & Co.	200,000
Stifel, Nicolaus & Company, Incorporated	200,000
William Blair & Company, L.L.C.	200,000
First Citizens Capital Securities, LLC	40,000
Academy Securities, Inc.	20,000
Loop Capital Markets LLC	20,000

Total	8,800,000

The underwriters are committed to take and pay for all of the shares of our Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,320,000 shares of our Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,320,000 additional shares of our Class A common stock.

	No Exercise	Full Exercise
Per Share	$3.905	$3.905
Total	$34,364,000	$39,518,600

Shares of our Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $2.343 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors and holders of a substantial majority of our capital stock and securities convertible into or exchangeable for shares of our capital stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of the representatives. In addition, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for shares of our capital stock are subject to market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not directly or indirectly dispose of any shares of our Class A common stock. We have agreed in the underwriting agreement with the underwriters to enforce these market standoff provisions and similar restrictions during the 180 days after the date of this prospectus and not amend or waive any such restrictions without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions, including the lock-up agreements with the underwriters and the market standoff provisions with us, and certain exceptions to these restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A common stock on the Nasdaq Global Select Market under the symbol “TTAN.”

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Exchange, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions and excluding amounts that we anticipate will be reimbursed by the underwriters, will be approximately $7.0 million. The underwriters have agreed to reimburse us for $3.4 million of expenses incurred by us in connection with this offering (or up to $4.0 million if the underwriters’ option to purchase additional shares in this offering is exercised in full). We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $75,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. In particular, Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, is a joint lead-arranger, bookrunner, administrative agent and collateral agent under the Credit Agreement. Additionally, First-Citizens Bank & Trust Company, an affiliate of First Citizens Capital Securities, LLC, and KeyBank National Association, an affiliate of KeyBanc Capital Markets Inc., are lenders under the Credit Agreement.

In December 2021, Goldman Sachs Lending Partners LLC, an affiliate of Goldman, Sachs & Co. LLC, one of the underwriters of this offering, entered into a loan agreement and a security and pledge agreement, collectively referred to as the loan agreements, with Vahe Kuzoyan, our co-founder, President and a member of our board of directors and his spouse, individually and as trustees of the K-A Family Trust dated December 6, 2021, or the Trust. Under the loan agreements, Goldman Sachs Lending Partners LLC made a loan in the principal amount of $20 million to the Trust, which was used in connection with a home purchase and for personal liquidity needs. After certain repayments, the loan principal was reduced to approximately $10.2 million and the loan agreements did not provide for further borrowing capacity. In September 2022, the loan agreements were amended to allow the borrowers to borrow up to $15 million. After certain repayments, in March 2024, the loan agreements were amended to allow the borrowers to borrow up to $17 million. In November 2024, the loan agreements were further amended to allow the borrowers to borrow up to $22 million. Mr. Kuzoyan has pledged 1,700,000 shares of our Class B common stock as collateral to secure amounts borrowed under the loan agreements. In addition to the loan agreements, Mr. Kuzoyan has three mortgages with Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. LLC, that will mature in 2052.

Directed Share Program

At our request, and reflecting our desire to set aside a significant number of shares for certain of our customers, the underwriters have reserved up to 440,000 shares of our Class A common stock, or 5% of the shares offered in this offering, for sale at the initial public offering price through a directed share program to:

•

individuals who reside in the United States and serve as the Chief Executive Officer, General Manager, Director, Vice President, a member of the C-suite, owner-operator or founder of one of our current customers; and

•	friends and family members of our Co-Founders.

Eligible participants must be at least 18 years of age. We invited customers to participate in the directed share program on a first-come, first-serve basis, and management provided the list of prospective participants to Morgan Stanley & Co. LLC, an underwriter in this offering, which will administer the directed share program. Following the filing of the preliminary prospectus, an invitation package was made available or sent to each person identified by management, which included the preliminary prospectus and other directed share program documentation. An invitation to participate in the directed share program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any eligible participant received an invitation or will receive an allocation in the directed share program. Current and former ServiceTitan employees and directors are not eligible to participate in the directed share program.

Prospective participants must submit required documentation to the program administrator. The program administrator will not accept orders from any participant until after the registration statement for this offering is declared effective, this offering is priced and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. Each eligible participant must purchase at least ten shares in order to receive an allocation. The maximum allocation is $0.5 million in shares of our Class A common stock. If the directed share program is oversubscribed, all participant allocations will be reduced pro rata based on the number of shares an eligible participant indicated an interest in purchasing, provided that no allocation will be reduced to an amount less than ten shares. After the registration statement has been declared effective and this offering is priced, we will prepare a final approved list of allocations. The program administrator will notify each participant of his or her respective share allocation, along with the total purchase price due upon confirmation of participation. Thereafter, participants who confirm their allocation and elect to participate will be required to fully fund their account with the program administrator to pay the purchase price for the shares by the closing of this offering.

Shares purchased through the directed share program will not be subject to the terms of the lock-up agreement or market standoff provisions.

The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of the shares reserved for the directed share program.

European Economic Area

In relation to each Member State of the European Economic Area, or a Relevant Member State, an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the EU Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of any shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA;

provided that no such offer of shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

This Prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Latham & Watkins LLP, Menlo Park, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our Class A common stock being offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. An investment fund associated with Wilson Sonsini Goodrich & Rosati, P.C. owns less than 1% of our outstanding capital stock as of July 31, 2024.

EXPERTS

The financial statements as of January 31, 2023 and 2024 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.servicetitan.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ServiceTitan, Inc.

Index to the Consolidated Financial Statements

Consolidated Financial Statements as of January 31, 2023 and 2024 and for the years then ended

Unaudited interim condensed consolidated financial statements as of January 31, 2024 and July 31, 2024 and for the six months ended July 31, 2023 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ServiceTitan, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ServiceTitan, Inc. and its subsidiaries (the “Company”) as of January 31, 2024 and 2023, and the related consolidated statements of operations, of non-convertible preferred stock, redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 16, 2024

We have served as the Company’s auditor since 2017.

ServiceTitan, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of January 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$202,490	$146,710
Restricted cash	250	1,403
Accounts receivable, net of allowance of $1,153 and $3,762 as of January 31, 2023 and 2024, respectively	22,906	28,046
Deferred contract costs, current	7,390	9,451
Contract assets	27,489	39,329
Prepaid expenses	18,367	22,652
Other current assets	2,332	1,640

Total current assets	281,224	249,231
Restricted cash, noncurrent	1,903	750
Deferred contract costs, noncurrent	7,505	8,399
Property and equipment, net	94,511	97,170
Operating lease right-of-use assets	48,721	43,270
Internal-use software, net	23,687	29,300
Intangible assets, net	301,678	251,347
Goodwill	830,872	830,872
Other assets	10,287	7,327

Total assets	$1,600,388	$1,517,666

Liabilities, Non-Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable and other accrued expenses	$54,159	$45,293
Accrued personnel-related expenses	56,554	55,321
Deferred revenue, current	10,791	11,160
Operating lease liabilities, current	8,419	11,005
Short-term debt	1,350	1,800
Other current liabilities	5,118	688

Total current liabilities	136,391	125,267
Operating lease liabilities, noncurrent	67,116	58,576
Long-term debt, net	176,237	174,578
Other noncurrent liabilities	6,106	7,684

Total liabilities	385,850	366,105

Commitments and contingencies (Note 8)

Non-Convertible Preferred Stock
Non-convertible preferred stock, $0.001 par value, 250,000 authorized, issued and outstanding as of January 31, 2023 and 2024, respectively. Liquidation preference of $285,112 as of January 31, 2024	187,402	233,546

Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock, $0.001 par value, 44,736,560 shares and 42,465,855 shares authorized as of January 31, 2023 and 2024, respectively. 42,063,829 shares and 42,465,855 shares issued and outstanding as of January 31, 2023 and 2024, respectively. Liquidation preference of $1,398,054 as of January 31, 2024	1,362,287	1,395,878
Stockholders’ Deficit
Common stock, $0.001 par value; 95,000,000 shares and 92,630,000 shares authorized as of January 31, 2023 and 2024, respectively. 32,813,495 shares and 34,185,388 shares issued and outstanding as of January 31, 2023 and 2024, respectively	33	34
Additional paid-in capital	336,307	388,739
Accumulated deficit	(671,491)	(866,636)

Total stockholders’ deficit	(335,151)	(477,863)

Total liabilities, non-convertible preferred stock, redeemable convertible preferred stock and stockholders’ deficit	$1,600,388	$1,517,666

The accompanying notes are an integral part of these consolidated financial statements.

ServiceTitan, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Fiscal
	2023	2024
Revenue:
Platform	$443,523	$581,751
Professional services and other	24,211	32,590

Total revenue	467,734	614,341

Cost of revenue:
Platform	140,921	169,766
Professional services and other	60,789	67,945

Total cost of revenue	201,710	237,711

Gross profit	266,024	376,630

Operating expenses:
Sales and marketing	196,775	219,994
Research and development	158,870	203,534
General and administrative	132,235	135,966

Total operating expenses	487,880	559,494

Loss from operations	(221,856)	(182,864)

Other expense, net
Interest expense	(54,542)	(16,436)
Interest income	1,624	7,067
Loss on extinguishment of debt	(9,607)	—
Other income, net	1,801	1,224

Total other expense, net	(60,724)	(8,145)

Loss before income taxes	(282,580)	(191,009)
Provision for (benefit from) income taxes	(13,057)	4,136

Net loss	(269,523)	(195,145)
Accretion of non-convertible preferred stock	(13,478)	(45,873)

Net loss attributable to common stockholders	$(283,001)	$(241,018)

Net loss per share, basic and diluted	$(9.31)	$(7.24)

Weighted-average shares used in computing net loss per share, basic and diluted	30,410,373	33,267,131

The accompanying notes are an integral part of these consolidated financial statements.

ServiceTitan, Inc.

Consolidated Statements of Non-Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Non-Convertible Preferred Stock		Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable for exercise of stock options	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 31, 2022	—	$—	36,459,511	$889,352	30,030,960	$30	$158,636	$(2,311)	$(401,968)	$(245,613)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs	—	—	5,604,318	472,935	—	—	—	—	—	—
Issuance of non-convertible preferred stock, net of issuance costs	250,000	173,924	—	—	—	—	—	—	—	—
Accretion of non-convertible preferred stock	—	13,478	—	—	—	—	(13,478)	—	—	(13,478)
Issuance of common stock, acquisition consideration	—	—	—	—	818,962	1	45,288	—	—	45,289
Exercise of warrants	—	—	—	—	1,262,516	1	75,265	—	—	75,266
Exercise of stock options	—	—	—	—	1,108,823	1	6,522	—	—	6,523
Settlement of restricted stock units	—	—	—	—	197,738	—	—	—	—	—
Shares repurchased for tax withholding on settlement of restricted stock units	—	—	—	—	(59,220)	—	(3,385)	—	—	(3,385)
Repurchases of shares upon early exercise of stock options for cash, net of issuances	—	—	—	—	(546,284)	—	—	—	—	—
Reclassification from liabilities upon vesting of early exercised stock options	—	—	—	—	—	—	1,695	—	—	1,695
Repayment of notes receivable	—	—	—	—	—	—	—	2,311	—	2,311
Stock-based compensation	—	—	—	—	—	—	65,764	—	—	65,764
Net loss	—	—	—	—	—	—	—	—	$(269,523)	(269,523)

Balance as of January 31, 2023	250,000	$187,402	42,063,829	$1,362,287	32,813,495	$33	$336,307	$—	$(671,491)	$(335,151)

Issuance of Series H-1 redeemable convertible preferred stock, net of issuance costs	—	—	402,026	$33,591	—	—	—	—	—	—
Accretion of non-convertible preferred stock	—	45,873	—	—	—	—	(45,873)	—	—	(45,873)

	Non-Convertible Preferred Stock		Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable for exercise of stock options	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Adjustment to non-convertible preferred stock and warrant issuance costs	—	271	—	—	—	—	100	—	—	100
Exercise of stock options	—	—	—	—	849,938	1	9,702	—	—	9,703
Settlement of restricted stock units	—	—	—	—	789,291	—	—	—	—	—
Shares repurchased for tax withholding on settlement of restricted stock units	—	—	—	—	(267,336)	—	(16,506)	—	—	(16,506)
Reclassification from liabilities upon vesting of early exercised stock options	—	—	—	—	—	—	523	—	—	523
Stock-based compensation	—	—	—	—	—	—	104,486	—	—	104,486
Net loss	—	—	—	—	—	—	—	—	$(195,145)	(195,145)

Balance as of January 31, 2024	250,000	$233,546	42,465,855	$1,395,878	34,185,388	$34	$388,739	$—	$(866,636)	$(477,863)

The accompanying notes are an integral part of these consolidated financial statements.

ServiceTitan, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal
	2023	2024
Cash flows used in operating activities
Net loss	$(269,523)	$(195,145)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	57,653	80,989
Amortization of deferred contract costs	6,386	9,402
Noncash operating lease expense	7,719	7,612
Stock-based compensation expense	64,149	102,454
Loss on impairment and disposal of assets	277	5,423
Abandoned offering costs	5,563	—
Change in valuation of contingent consideration	(1,105)	(1,100)
Deferred income taxes	(14,514)	1,826
Amortization of debt issuance costs	5,432	141
Loss on extinguishment of debt	9,607	—
Gain on sale of intangibles	—	(1,224)
Provision for credit losses	391	2,649
Changes in operating assets and liabilities, net of effect of business acquisitions:
Accounts receivable	(4,454)	(7,789)
Prepaid expenses and other current assets	(1,115)	(3,351)
Deferred contract costs	(11,063)	(12,595)
Contract assets	(10,177)	(11,840)
Other assets	(3,467)	(1,889)
Accounts payable and other accrued expenses	6,877	(2,768)
Accrued personnel-related expenses	18,088	(962)
Operating lease liabilities	9,276	(9,247)
Other liabilities	1,529	(2,657)
Deferred revenue	1,723	369

Net cash used in operating activities	(120,748)	(39,702)

Cash flows used in investing activities
Capitalized internal-use software	(15,480)	(15,743)
Purchase of property and equipment	(73,960)	(28,354)
Cash received for sale of intangible assets	—	2,739
Deposits for property and equipment	(2,530)	(518)
Repayment of loan to employee	515	1,529
Acquisition of businesses, net of cash acquired	(589,727)	—

Net cash used in investing activities	(681,182)	(40,347)

Cash flows provided by financing activities
Payment of contingent consideration	(675)	(835)
Proceeds from exercise of stock options	6,753	9,703
Cash paid for repurchases of early exercised options	(4,721)	—
Proceeds from issuance of Series H redeemable convertible preferred stock	473,964	—
Payment of Series H convertible preferred stock issuance costs	(1,029)	—
Proceeds from issuance of Series H-1 redeemable convertible preferred stock	—	34,000
Payment of Series H-1 convertible preferred stock issuance costs	—	(409)
Proceeds from issuance of non-convertible preferred stock and warrants	250,000	—
Payments of non-convertible preferred stock and warrant issuance costs	(810)	—
Proceeds from debt arrangements	905,000	—
Payment of debt arrangements	(725,000)	(1,350)
Payment of debt issuance costs	(17,848)	—
Costs associated with initial public offering	(2,031)	(334)
Shares repurchased for tax withholding for the settlement of restricted stock units	(3,385)	(16,506)
Proceeds from repayment of notes receivable for exercise of stock options	8,815	—

Net cash provided by financing activities	889,033	24,269

Net increase (decrease) in cash, cash equivalents, and restricted cash	87,103	(55,780)
Cash, cash equivalents, and restricted cash
Beginning of period	117,540	204,643

End of period	$204,643	$148,863

ServiceTitan, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal
	2023	2024
Supplemental disclosures of other cash flow information:
Cash paid for interest expense	$48,751	$14,697
Cash paid for amounts included in the measurement of lease liabilities	$10,925	$14,591
Cash paid for income taxes	$861	$1,837
Tenant improvements received from lessor	$18,396	$3,944
Noncash investing and financing activities:
Issuance of common stock in consideration for business acquisition	$45,289	$—
Capitalized internal-use software additions included in accrued expenses	$2,035	$1,441
Stock-based compensation capitalized in internal-use software	$1,615	$2,032
Property and equipment purchases included in accounts payable and accrued expenses	$6,800	$16
Contingent consideration for acquisition included in accounts payable and accrued operating expenses and other liabilities	$2,370	$435
Reclassification from other liabilities to additional paid-in capital upon vesting of early exercised stock options	$1,695	$523
Costs associated with initial public offering included in accrued expenses	$2,572	$3,407
Debt issuance costs included in accrued expenses	$1,727	$—
Right-of-use assets obtained in exchange for lease obligations	$669	$3,293
Asset retirement obligations	$1,666	$359
Accretion of non-convertible preferred stock	$13,478	$45,873
Reconciliation of cash, cash equivalents, and restricted cash within consolidated balance sheets:
Cash and cash equivalents	$202,490	$146,710
Restricted cash	$2,153	$2,153

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$204,643	$148,863

The accompanying notes are an integral part of these consolidated financial statements.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

1.	Description of Business

ServiceTitan, Inc. (“ServiceTitan” or the “Company”) is incorporated in the state of Delaware and its headquarters are in Glendale, California. ServiceTitan is an end-to-end technology platform built for contractors to transform the performance of their businesses. The Company’s platform provides business owners, technicians, customer service representatives and other key office staff with technology tools designed to help customers grow revenue, drive operational efficiencies, deliver a superior end-customer experience and monitor key business drivers in real time.

In December 2018, the Company opened a subsidiary in Yerevan, Armenia. In June 2022, the Company opened a subsidiary in British Columbia, Canada. These subsidiaries primarily serve as research and development centers.

Capital Resources and Liquidity

The Company has incurred net losses and net cash outflows from operating activities since its inception. Through January 31, 2024, the Company’s available liquidity and operations have been financed primarily through the issuance of redeemable convertible preferred stock, non-convertible preferred stock, and debt financing.

The Company believes that its existing cash and cash equivalents, cash receipts from its revenue arrangements, and availability under debt arrangements will be sufficient to support working capital, operating lease payments, capital expenditure requirements, and debt servicing requirements for at least the next 12 months from the date these financial statements were available for issuance. The Company’s future capital requirements and the adequacy of available funds will depend on many factors. Further, in the future the Company may enter into arrangements to acquire or invest in businesses, products, services and technologies. The Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company cannot be sure that any additional financing will be available on acceptable terms, if at all. If the Company is unable to raise additional capital when desired, the Company’s business, operating results and financial condition could be adversely affected.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and regulations of the Securities and Exchange Commission (“SEC”) and include the operations of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The Company’s fiscal year ends on January 31. The Company’s fiscal years ended January 31, 2023 and January 31, 2024 are referred to herein as fiscal 2023 and fiscal 2024, respectively.

For fiscal 2023 and fiscal 2024, the Company had no material other comprehensive income (loss) items. Accordingly, a separate statement of comprehensive loss has not been presented in these consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported and disclosed in the

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

consolidated financial statements and accompanying notes. Actual results may ultimately differ from management’s estimates. Areas which are subject to judgment and use of estimates include revenue recognition, expected period of benefit for deferred contract costs, income taxes, estimated credit losses, the expected term used for the accretion of the non-convertible preferred stock, certain accrued liabilities including non-income tax liabilities, internally developed software, useful lives and recoverability of long-lived assets, asset retirement obligations, the recoverability of goodwill, the incremental borrowing rate used to determine lease liabilities, fair value of stock-based compensation, fair value of warrants, and fair value of assets acquired and liabilities assumed in a business combination.

On a periodic basis, management evaluates its estimates based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In addition, the Company routinely engages third-party valuation specialists to assist in the fair value measurement of certain assets acquired and liabilities assumed in a business combination and stock-based compensation and other equity instruments.

Reclassification

The Company reclassified certain prior year amounts within the cash flows from operating activities in the consolidated statement of cash flows to conform to the current year presentation. These reclassifications had no impact on total cash used in operating activities.

Concentrations of Risk

As of January 31, 2023 and 2024, receivables from a third-party processor used for payment and financing accounted for 25% and 27% of accounts receivable, respectively. Fees from a third-party processor represented approximately 14% of total revenue for both fiscal 2023 and fiscal 2024.

Segments

The Company operates as one operating segment. The Company has determined that the Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM makes decisions for purposes of allocating resources and evaluating financial performance based on consolidated financial information.

Foreign Currency

Foreign currency transaction gains and losses, including gains and losses from intercompany agreements between the Company and its subsidiaries, are recorded in other income, net, in the consolidated statements of operations. Foreign currency gains and losses were not material for fiscal 2023 and fiscal 2024.

The functional currency for the Company’s Armenian and Canadian subsidiaries is the U.S. dollar. The local currency financial statements of the Armenian and Canadian subsidiaries are remeasured into U.S. dollars with monetary assets and liabilities remeasured using exchange rates at the balance sheet date and nonmonetary assets and liabilities remeasured using the exchange rate at the date the item was initially recognized with the resulting foreign currency gain or loss on remeasurement included in other income, net in the consolidated statements of operations.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents consist of checking accounts and money market funds. The Company considers highly liquid investments with short-term maturities that are readily convertible to cash to be cash equivalents. Cash equivalents are recorded at fair value.

Restricted Cash

Restricted cash represents cash pledged under letters of credit for certain of the Company’s facility lease agreements.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, which are the following:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3:	Unobservable inputs that are supported with little or no market activity and that are significant to the overall fair value of the assets or liabilities.

Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consists of trade receivables from customers that do not pay monthly via a credit card, debit card or Automated Clearing House (“ACH”), receivables from third-party processors used for payment and financing, and amounts receivable from the Company’s payment merchant processor. Merchant processor receivables arise from the time taken to clear transactions through external payment networks, which typically ranges between two to ten business days. Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses, are unsecured, and do not bear interest. The Company determines the need for an allowance for credit losses based upon various factors, including past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions, as well as specific circumstances arising with individual customers. Accounts receivables are written off against the allowance when management determines a balance is uncollectible and the Company no longer actively pursues collection of the receivable.

As of January 31, 2023 and January 31, 2024, allowance for credit losses of $1.2 million and $3.8 million, respectively, was included in the Company’s accounts receivable, net balance.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of three years for computer and office equipment and software and five years for all other asset categories except leasehold improvements, which are amortized over the shorter of the lease term or the expected useful life of the leasehold improvements, which ranges from three to seven years. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company’s loss from operations.

Asset Retirement Obligations (“ARO”)

The Company establishes an ARO based on the present value of contractually required estimated future costs to retire long-lived assets at the termination or expiration of a lease. The asset associated with the ARO is amortized over the corresponding lease term to operating expense and the ARO is accreted to the end of lease obligation value over the same term. As of January 31, 2023 and 2024, the Company had ARO liabilities of $1.7 million and $2.0 million, respectively, included in other noncurrent liabilities on the consolidated balance sheet.

Internal-use Software

Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver the Company’s services. The Company capitalizes internal-use software development costs when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining the software, personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for significant upgrades and enhancements to the Company’s software solutions are also capitalized. Costs incurred for post-configuration training, maintenance and minor modifications or enhancements are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years, commencing when the software is ready for its intended use.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheet. The Company does not have any finance leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments, over the lease term at the lease commencement date. As the rates implicit in the leases are not readily determinable, the Company uses its estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The operating lease ROU asset

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

also includes any lease payments made and excludes lease incentives received and initial direct costs incurred prior to lease commencement. Lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments, which do not vary based on an index or rate, are excluded from the ROU asset and lease liability determination. Variable lease payments are typically usage-based and are recorded in the period in which the obligation for those payments is incurred. Subsequent to an impairment, the Company continues to amortize the lease liability using the same effective interest method, but the impaired ROU asset is amortized on a straight-line basis over the remaining lease term.

The Company does not record ROU assets and operating lease liabilities for operating leases with an initial term of 12 months or less.

Cloud Computing Arrangements

The Company incurs costs to implement cloud computing arrangements that are service contracts. Implementation costs, such as integration, configuration and software customization, incurred during the application development stage are capitalized within other assets in the consolidated balance sheet until the software is ready for its intended purpose. Capitalized implementation costs are then amortized on a straight-line basis over the term of the associated hosting arrangement, plus any reasonably certain renewal periods, which generally range from six months to five years. Amortization of capitalized implementation costs are recognized in the same line item in the consolidated statements of operations as the expenses for fees for the associated service arrangement. Cash payments for capitalized implementation costs are included in operating cash flows in the consolidated statements of cash flows.

Acquisitions

The Company assesses whether an acquisition is a business combination or an asset acquisition. If substantially all of the gross assets acquired are concentrated in a single asset or group of similar assets, then the acquisition is accounted for as an asset acquisition, where the purchase consideration is allocated on a relative fair value basis to the assets acquired. Contingent consideration in an asset acquisition is recorded when the amounts payable are probable and estimable. Goodwill is not recorded in an asset acquisition. If the gross assets are not concentrated in a single asset or group of similar assets, then the Company determines if the set of assets acquired represents a business. A business is an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return. Depending on the nature of the acquisition, judgment may be required to determine if the set of assets acquired is a business combination or not.

The Company accounts for an acquisition of a business using the purchase method of accounting, which requires the Company to recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. The Company allocates the purchase price, including the fair value of contingent consideration, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. The results of a business acquired in a business combination are included in the consolidated financial statements from the date of acquisition.

Determining the fair value of assets acquired and liabilities assumed requires management to make judgments and estimates that may be significant, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. The

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. While the Company uses its best estimates and judgments, estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. At the conclusion of the measurement period, any subsequent adjustments are reflected in the Company’s consolidated statements of operations.

When the Company grants equity to selling stockholders in connection with an acquisition, it evaluates whether the awards are compensatory. This evaluation includes whether vesting of a stock award is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for stock awards to vest, the award is treated as compensation for post-acquisition services and is recognized as compensation expense over the requisite service period.

Transaction costs related to a business acquisition are recorded in general and administrative expenses and expensed in the period in which the costs are incurred.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for a business acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill is not amortized and is evaluated for impairment at the reporting unit level annually in the fourth quarter of the fiscal year or whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.

Judgment is required in performing periodic goodwill impairment tests. To review for impairment, the Company first assesses qualitative factors to determine whether events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company’s qualitative assessment of the recoverability of goodwill, considers various macroeconomic, industry-specific and company-specific factors. Those factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; or (iii) current, historical or projected deterioration of its financial performance. After assessing the totality of events and circumstances, if the Company determines that it is not more likely than not that the fair value of a reporting unit is less than the carrying amount, no further assessment is performed. If, however, the Company determines that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, a quantitative analysis is performed and if the fair value of a reporting unit is less than the carrying amount, an impairment loss is recognized in an amount equal to the excess of the carrying amount above the fair value of the reporting unit, not to exceed the amount of goodwill allocated to the reporting unit. The Company had one reporting unit as of January 31, 2023 and 2024.

Intangible Assets

Intangible assets consist of finite-lived acquired customer relationships, developed technology, intellectual property, and trade name assets. The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows and considering specific facts and circumstances related to each intangible asset. Intangible assets are amortized over their estimated useful lives on a straight-line basis, which approximates the pattern in which the economic benefits of the assets are consumed.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Impairment of Intangible and Other Long-lived Assets

Long-lived assets, which consist primarily of property and equipment, finite-lived intangible assets, internal-use software, and ROU assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. The carrying amount of an asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment charge is recognized when the carrying amount of an asset group is not recoverable and exceeds its fair value. The impairment loss is measured by comparing the fair value with the carrying amount. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered.

In fiscal 2024, the Company ceased use of certain office space and determined to sublease such space for the remainder of the lease term, which resulted in the Company reassessing its asset groupings. The Company determined the office space asset grouping, comprising primarily of a ROU asset, the related leasehold improvements and other property and equipment, was impaired and recognized an impairment loss of $4.8 million to reduce the carrying value of the asset grouping to its estimated fair value. The impairment resulted in a reduction of the ROU asset by $1.1 million and leasehold improvements, furniture and fixtures and office equipment by $3.7 million. The estimated fair value was determined by using a discounted cash flow method which is a non-recurring fair value measurement based on Level 3 inputs. Key inputs used in this estimate included projected sublease income and a discount rate which incorporated the risk of achievement associated with the forecast. Other than the aforementioned impairment, the Company has not recognized any other material impairment losses of long-lived assets in fiscal 2023 and fiscal 2024.

Offering Costs

During fiscal 2023, the Company incurred offering costs of $3.0 million which consisted of costs incurred in connection with the anticipated sale of common stock in an initial public offering (“IPO”), including certain legal, accounting, printing, and other offering related costs. In fiscal 2023, the Company wrote off a total of $5.6 million of such offering costs, including $2.6 million of costs deferred in periods prior to fiscal 2023, to general and administrative expense due to the postponement of the planned offering.

During fiscal 2024, the Company incurred offering costs of $1.2 million that have been recorded as other assets on the consolidated balance sheet as of January 31, 2024 in connection with the anticipated sale of common stock in an IPO.

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

(1)	Identification of the contract, or contracts, with a customer;

(2)	Identification of the performance obligations in the contract;

(3)	Determination of the transaction price;

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

(4)	Allocation of the transaction price to the performance obligations in the contract; and

(5)	Recognition of revenue when or as the Company satisfies the performance obligations.

The Company generates revenue primarily from platform services and from its professional services.

Platform

Platform revenue includes revenue from subscription and usage offerings. Usage offerings primarily include third-party payment processing or third-party financing services through the Company’s platform.

Subscription

The Company primarily enters into either annual or multi-year subscription contracts with customers for access to the Company’s proprietary hosted cloud platforms (the “Core platform”). Historically, the Company entered into monthly contracts with customers. These monthly contracts automatically renew each month for another monthly contract unless canceled at the end of the monthly term or the customer subscribes to an annual or multi-year contract. The Company’s customers do not have the ability to take possession of the software.

The subscription contracts specify the contract term, the payment terms, and the services to be provided, and are noncancelable. Fees for access to the Company’s Core platform are charged based upon a per unit basis which may vary by product, primarily on a per technician per month basis, and are generally invoiced to the customer in advance on the first day of the monthly service period. Payments are generally due upon invoicing.

For annual and multi-year subscriptions, the contracts provide for a minimum subscription fee for the contract term and in most cases, customers can expand their subscription on a monthly basis for a fee commensurate with the per unit fee defined in the contract.

In addition, customers may subscribe to certain Pro products for additional services to supplement the Core platform and provide enhanced features. Fees for access to these subscription services are billed on a monthly basis at either the beginning or the end of each service period.

Revenue for subscription services is generally recognized evenly over the subscription term, commencing when the customer has access to services.

Usage

The Company receives usage-based fees arising from payment transactions as well as usage of certain Pro products features. Customers are offered additional features through the Company’s Core platform related to end-customer payment and financing services. The customer can select from a number of third-party payment or finance companies (“a third-party processor”) that provide different payment settlement options and, in certain instances, loans to the end customer to finance their property services. The Company acts as an agent by connecting the third-party processor with its customer. The third-party processor determines the eligibility of the end customer to participate in the programs, provides the payment settlement and financing options to the end customer and is responsible for the provision of the payment or financing services. The Company receives a fee from the third-party processors used for payment and financing, which is generally a fixed percentage of the transaction value or loan amount that such third party processed. For financing services, the Company recognizes its fee at funding of the loan financing, and for payment services, the Company recognizes its fee for each payment as the underlying transactions are processed. Such fees

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

qualify for the “right-to-invoice” practical expedient where the amount invoiced corresponds directly with the value transferred to the customer for those services. These transaction fees are recorded as revenue on a net basis as the Company does not control the payment settlement or financing used by the end customer.

In addition, usage revenue includes fees from certain Pro products sold on a usage-basis such as direct mail services, and other transaction or usage-based services. Usage-based fees are recognized as revenue in the month of service as they qualify for the “right-to-invoice” practical expedient, as the amount invoiced corresponds directly with the value transferred to the customer for those services.

Professional Services and Other

Professional services and other include onboarding, implementing and optimizing the customer’s software experience, as well as accounting migration, customer data migration, other optimization and consulting services, and training. Professional services and other revenue also includes live voice and chat services. Fees for these services are generally invoiced separately at the commencement of the contract. Professional services do not result in significant customization of the Core platform. Revenue is recognized for professional services as the services are performed. Other revenue includes certain ancillary products and services sold to customers.

Disaggregated Revenue and Revenue by Geography

Disaggregated revenue was comprised as follows (in thousands):

	Fiscal
	2023	2024
Subscription	$332,155	$441,484
Usage	111,368	140,267

Platform revenue	443,523	581,751
Professional services and other	24,211	32,590

Total revenue	$467,734	$614,341

Substantially all of the Company’s revenue is concentrated in the United States. Revenue from customers outside of the United States, based on the billing address of the customer, comprised less than 5% of total revenue for fiscal 2023 and fiscal 2024.

Significant Judgments

The Company’s contracts with customers often include promises to deliver multiple services. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is also required to determine the standalone selling price (“SSP”) for each distinct performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each distinct performance obligation on a relative SSP basis. The SSP is the price at which the Company would sell a service separately to a customer. The Company estimates SSP based on the Company’s overall pricing practices, taking into consideration customer demographics, packaged product features, business type, go-to-market strategy and other factors. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP. The Company also applies judgment in estimating the consideration it expects to receive for its services and estimates the amount of refunds or credits based on historical experience.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancellable contracts that will be recognized as revenue in future periods. As of January 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $192.6 million, of which the Company expected to recognize approximately 54% as revenue in fiscal 2024 and substantially all of the remainder by January 31, 2026.

As of January 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $321.0 million, of which the Company expects to recognize approximately 49% as revenue in fiscal 2025 and substantially all of the remainder by January 31, 2027.

Remaining performance obligations exclude marketing automation usage-based fees and payment and financing solution fees for which the Company applies the “right to invoice” practical expedient.

Contract Assets

The Company recognizes a contract asset when revenue has been recognized but consideration is conditional upon the Company’s future performance. Contract assets and deferred revenue are presented net on an individual contract basis, separate from any accounts receivable.

A reconciliation of the beginning and ending contract assets is as follows (in thousands):

	Fiscal
	2023	2024
Contract assets, beginning balance	$17,312	$27,489
Less: Amounts transferred to accounts receivable	(25,814)	(33,111)
New contract assets during the period	35,991	44,951

Contract assets, ending balance	$27,489	$39,329

Contract assets primarily relate to revenue recognized for subscription services and fees allocated for such services are contingent upon the Company’s future performance. There were no impairments of contract assets during fiscal 2023 and fiscal 2024.

Deferred Revenue

The Company recognizes deferred revenue (contract liabilities) when the Company has received payment prior to recognizing revenue and for amounts that have been invoiced in advance of revenue recognition. The Company generally invoices for any fees for professional services and the fee for the first month of subscription services upon execution of the contract. Substantially all of the $7.9 million of deferred revenue as of January 31, 2022 was recognized as revenue during fiscal 2023. Substantially all of the $10.8 million of deferred revenue as of January 31, 2023 was recognized as revenue during fiscal 2024. Deferred revenue of $11.2 million as of January 31, 2024 is expected to be fully recognized in fiscal 2025.

Deferred Contract Costs

The Company defers costs, which primarily consist of sales commissions, as these are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and amortized on a straight-line basis over a period of benefit that the Company has estimated to be three years.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The Company does not pay commissions for contract renewals that maintain existing terms. The Company estimates the period of benefit by taking into consideration the Company’s customer contract terms, the useful life of the internal-use software, average customer life and the Company’s commission policies, among other factors. During fiscal 2023 and 2024, the Company capitalized $11.1 million and $12.7 million of contract costs and amortized $6.4 million and $9.4 million of deferred contract costs, respectively. Amortization expense is included in sales and marketing expense in the consolidated statement of operations. The Company recognized $0.4 million in impairment of deferred contract costs during fiscal 2024.

Cost of Revenue

Platform

Cost of platform revenue consists of personnel-related costs in connection with product support and customer success, as well as costs related to the provisioning of the Company’s platform services. Costs related to the provisioning of the Company’s platform services is primarily comprised of fees paid to third-party service providers associated with delivery of Pro and FinTech products, platform infrastructure and server costs, call tracking fees, and payment processing fees. Personnel-related costs primarily include salary, employee benefits, bonuses and stock-based compensation. In addition, cost of platform revenue includes amortization of certain acquired intangible assets, amortization of capitalized internal-use software costs directly related to the Company’s cloud-based software solution and allocated overhead.

The Company accumulates certain costs such as depreciation, rent, utilities, and other facilities related costs and allocates them across the various expense categories based on headcount. The Company refers to these costs as “allocated overhead.”

Professional Services and Other

Professional services and other cost of revenue consists primarily of personnel-related costs in connection with providing customer onboarding and customer implementation, live voice and chat services, amortization of certain acquired intangible assets, and allocated overhead. Personnel-related costs primarily include salary, employee benefits, bonuses, and stock-based compensation. Other cost of revenue includes the cost of certain other ancillary products and services sold to customers.

Operating Expenses

Sales and Marketing

Sales and marketing expense consists primarily of personnel-related costs, and consulting costs incurred in connection with the Company’s sales and marketing efforts. Personnel-related costs primarily include salary, commissions, employee benefits, bonus and stock-based compensation. Sales and marketing expense also includes marketing and advertising expenses, such as the Company’s annual customer conferences, Pantheon and Ignite, and travel and trade show expenses, amortization of acquired customer intangible assets, and allocated overhead.

Advertising costs are expensed as incurred and were $25.1 million and $27.1 million for fiscal 2023 and fiscal 2024, respectively.

Research and Development

Research and development expense consists primarily of personnel-related and other costs incurred in connection with product management and development efforts. Personnel-related costs primarily include

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

salary, employee benefits, bonus and stock-based compensation. Research and development expense also includes fees to third-party product development resources, infrastructure and server costs, and allocated overhead.

Research and development costs are expensed as incurred, except for costs associated with internal-use software development that qualify for capitalization. Amortization of internal-use software development costs related to the Company’s cloud-based software solutions are included in platform cost of revenue.

General and Administrative

General and administrative expense consists primarily of personnel-related costs including salary, employee benefits, bonus and stock-based compensation for the Company’s executive, finance, legal, information systems, and operations and human resource teams. General and administrative expense also includes professional fees, other outside consulting expenses, acquisition- and disposal-related expenses, and allocated overhead.

Stock-based Compensation

The Company recognizes stock-based compensation expense for employees and non-employees based on the grant-date fair value of equity awards over the applicable service period. For awards that vest based only on continued service, stock-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards that contain performance vesting conditions, stock-based compensation cost is recognized on a graded vesting basis over the requisite service period when it is probable the performance condition will be achieved. If the performance condition is an IPO or a change in control event, the performance condition is not probable of being achieved for accounting purposes until the event occurs. Once it is probable that the performance condition will be achieved, the Company recognizes stock-based compensation cost over the remaining requisite service period on a graded vesting basis, with a cumulative adjustment for the portion of the service period that occurred for the period prior to the performance condition becoming probable of achievement, if any. Stock-based compensation expense for equity awards that contain performance and market vesting conditions is recognized on a graded vesting basis over the requisite service period commencing when it is probable the performance condition will be achieved even if the market condition is not satisfied. Forfeitures are recorded when they occur.

The grant date fair value of stock options that contain service or performance conditions is estimated using the Black-Scholes option-pricing model. The grant date fair value of restricted stock awards (“RSAs”) and restricted stock units (“RSUs”) that contain service vesting conditions are estimated based on the fair value of the underlying shares on the grant date. For awards with market vesting conditions, the fair value is estimated using a Monte Carlo simulation model, which incorporates the likelihood of achieving the market condition.

The assumptions and estimates used in the Black-Scholes option-pricing model and the Monte Carlo simulation model are as follows:

Fair Value of Common Stock

Because there is no public market for the Company’s common stock, the board of directors (the “Board of Directors”) has determined the fair value of the common stock by considering a number of objective and subjective factors including the Company’s actual operating and financial performance, market conditions

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

and performance of comparable publicly traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event transaction involving the Company’s redeemable convertible preferred stock or common stock, recent sales of and the prices, rights, preferences and privileges of the Company’s redeemable convertible preferred stock and common stock, and the results of third-party valuations. The valuations use various models which include assumptions and estimates made by management, which may include forecasted revenues and costs, discount rates, the selection of comparable companies and related multiples and the likelihood and timing of an exit event, among other assumptions and estimates. The fair value was determined in accordance with applicable elements of the Accounting and Valuation Guide issued by the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Expected Term

The expected term represents the weighted-average period that the stock options are expected to remain outstanding. To determine the expected term for stock option awards with exercise prices equal to the fair value of the underlying common stock on the date of grant, and that vest based solely on continued service, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. For non-standard awards, the Company determines the expected term based on historical and estimates of future exercise behavior.

Volatility

Because the Company does not have a trading history for its common stock, the Company determines the price volatility based on the historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the award. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

Risk-free Interest Rate

The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards.

Dividend Yield

The dividend yield is zero because the Company has never declared or paid a dividend and does not expect to in the foreseeable future.

Income Taxes

Deferred income tax assets and liabilities are determined based upon the net tax effects of the differences between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income or loss, and expectations and risk associated with estimates of future taxable income in assessing the need for a valuation allowance.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on its technical merits. If this threshold is met, the Company measures the tax benefit as the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes penalties and interest accrued with respect to uncertain tax positions, if any, in the provision for or benefit from income taxes in the consolidated statements of operations. As of January 31, 2023 and 2024, accrued penalties and interest related to uncertain tax positions were not material.

Contingencies

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. The Company records a loss contingency when it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it is believed a loss is not probable but reasonably possible and discloses the amount of possible loss or range of loss when a reliable estimate can be made. Accounting for contingencies requires the Company to use judgment related to both the likelihood of a loss and the estimate of the amount, or range, of loss.

Net Loss Per Share

The Company computes earnings per share using the two-class method where net income is allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Net losses are not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses. The Company’s redeemable convertible preferred stock are participating securities as they have rights to participate in dividends with the common stockholders. Net losses attributable to common stockholders are adjusted for accretion of non-convertible preferred stock.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, net of the weighted-average unvested restricted stock and unvested early exercised options subject to repurchase, if any, during the period. Diluted net loss per share is calculated by giving effect to potentially dilutive securities outstanding for the period. Potentially dilutive securities include stock options, unvested early exercised options, and restricted stock computed using the treasury stock method and redeemable convertible preferred stock using the if-converted method. As the Company has reported net losses attributable to common stockholders all potentially dilutive securities are antidilutive, and accordingly, basic net loss per share attributable to common stockholders equals diluted net loss per share attributable to common stockholders.

Recent Accounting Pronouncements

As an “emerging growth company,” the JumpStart our Business Startups Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company. The adoption dates discussed below reflect this election.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Recently Adopted Accounting Pronouncements

Financial Instruments—Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires that certain financial assets be measured at amortized cost net of an allowance for estimated credit losses such that the net receivable represents the present value of expected cash collection. In addition, this standard requires that certain financial assets be measured at amortized cost reflecting an allowance for estimated credit losses expected to occur over the life of the assets. The estimate of credit losses must be based on all relevant information including historical information, current conditions and reasonable and supportable forecasts that affect the collectability of the accounts. The adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Segments

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. This ASU is effective for fiscal 2025 and interim periods within fiscal 2026, with early adoption permitted, and requires retrospective application to all prior periods. The Company is currently evaluating the impact of the new guidance on the disclosures within its consolidated financial statements.

Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosure, requiring enhanced income tax disclosures. This ASU requires disclosure of specific categories and disaggregation of information in the rate reconciliation table. This ASU also requires disclosure of disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and income tax expense or benefit from continuing operations disaggregated between federal, state, and foreign. The requirements of this ASU are effective for annual periods beginning with the Company’s fiscal 2026. Early adoption is permitted and the amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the new guidance on the disclosure within its consolidated financial statements.

Debt—Debt with Conversion and Other Options

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity, which reduces the number of accounting models for convertible debt instruments and convertible preferred stock. This ASU is effective for fiscal 2025 and interim periods within that year. Early adoption is permitted. The Company is currently evaluating the impact to its consolidated financial statements.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

3.	Fair Value Measurements

Fair Value Measurements

Financial assets and liabilities measured and recorded at fair value on a recurring basis consisted of the following (in thousands):

	As of January 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$188,485	$—	$—	$188,485

Total in cash and cash equivalents	$188,485	$—	$—	$188,485

Liabilities:
Contingent consideration	$—	$—	$2,370	$2,370

	As of January 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$128,336	$—	$—	$128,336

Total in cash and cash equivalents	$128,336	$—	$—	$128,336

Liabilities:
Contingent consideration	$—	$—	$435	$435

The money market funds are considered Level 1 as fair value is based on market prices for identical assets.

As of January 31, 2023 and 2024, the carrying value of the Company’s financial instruments included in current assets and current liabilities (including restricted cash, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such items.

As of January 31, 2023 and 2024, the fair value of the Company’s outstanding debt was $177.6 million and $159.6 million, respectively. The fair value of the debt was estimated using Level 2 inputs, based on interest rates available for debt with terms and maturities similar to the Company’s debt.

There were no changes to the Company’s valuation techniques used to measure the fair value of assets and liabilities on a recurring basis during fiscal 2023 and fiscal 2024. There were no transfers of assets from Level 2 to Level 3 during fiscal 2023 and fiscal 2024.

Contingent consideration related to the acquisitions of Aspire LLC (“Aspire”) and GIS Dynamics LLC (“GIS”) are subject to measurement at fair value on a recurring basis using Level 3 measurements. The fair value of the contingent consideration liability relating to the GIS acquisition was determined based on the present value of amounts payable for the number of GIS customers that integrate to the Aspire platform.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The changes in Level 3 classified fair value measurements for fiscal 2023 and fiscal 2024 were as follows (in thousands):

Balance at January 31, 2022	$4,700
Change in fair value of contingent consideration	(1,105)
Adjustment to prior period Goodwill	(550)
Payment of contingent consideration	(675)

Balance as of January 31, 2023	$2,370
Change in fair value of contingent consideration	(1,100)
Payment of contingent consideration	(835)

Balance as of January 31, 2024	$435

Certain assets, including goodwill, intangible assets and other long-lived assets are also subject to measurement at fair value on a nonrecurring basis using Level 3 measurements, but only when they are deemed to be impaired as a result of an impairment review. For fiscal 2023, no impairments were identified on those assets required to be measured at fair value on a nonrecurring basis. For fiscal 2024, the Company recorded an impairment of long-lived assets of $4.8 million to reduce the carrying value to estimated fair value (see Note 2).

4.	Balance Sheet Components

Prepaid Expenses

Prepaid expenses consisted of the following (in thousands):

	As of January 31,
	2023	2024
Prepaid software and subscriptions	$11,593	$13,883
Prepaid insurance	1,553	2,941
Other	5,221	5,828

	$18,367	$22,652

Internal-use Software

Internal-use software development costs were as follows (in thousands):

	As of January 31,
	2023	2024
Internal-use software development costs, gross	$40,450	$57,841
Less: Accumulated amortization	(16,763)	(28,541)

Internal-use software development costs, net	$23,687	$29,300

Capitalized software development costs were $18.7 million and $17.4 million, and amortization expense for software development costs was $7.0 million and $11.8 million for fiscal 2023 and fiscal 2024, respectively. Amortization had not started on $5.3 million and $5.8 million of capitalized internal-use software development costs that are not yet ready for their intended use as of January 31, 2023 and 2024, respectively.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

As of January 31, 2024, expected future amortization expense related to capitalized internal-use software development costs is as follows (in thousands):

Fiscal
2025	$14,315
2026	10,464
2027	4,521

$29,300

Property and Equipment, net

Property and equipment consisted of the following (in thousands, except years):

	As of January 31,		Estimated Useful Lives in Years
	2023	2024
Computer equipment	$10,830	$11,334	3
Office equipment	6,790	8,353	3
Furniture and fixtures	12,662	18,108	5
Leasehold improvements	55,289	85,536	3 to 7
Construction in progress	25,672	—

Property and equipment, gross	111,243	123,331
Less: Accumulated depreciation	(16,732)	(26,161)

Total property and equipment, net	$94,511	$97,170

Depreciation expense was $5.2 million and $19.3 million for fiscal 2023 and fiscal 2024, respectively. The Company recorded an impairment of $3.7 million for property and equipment in fiscal 2024 (see Note 2). Construction in progress as of January 31, 2023 primarily relates to the leasehold improvements for the buildout of the Company’s corporate headquarters and other Company facilities that had not been placed into service. There is no construction in progress as of January 31, 2024. The Company recorded an ARO of $1.7 million and $2.0 million as of January 31, 2023 and 2024, respectively.

Substantially all of the Company’s property and equipment, net, are concentrated in the U.S. as of January 31, 2023 and 2024, respectively.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses consisted of the following (in thousands):

	As of January 31,
	2023	2024
Trade payables	$8,318	$5,817
Non-income tax liabilities	19,270	18,513
Deferred offering costs	2,572	3,157
Accrued construction in progress costs	6,551	—
Cloud hosting costs	5,239	6,033
Accrued interest payable	—	1,348
Income taxes payable	777	1,183
Other	11,432	9,242

	$54,159	$45,293

The Company collects and remits sales and use, value added taxes and other taxes (“non-income tax liabilities”) relating to services provided where required. In instances in which the Company determines there is additional exposure for uncollected non-income tax liabilities relating to services provided due to uncertainty arising from the complexity and interpretation of applicable state and local laws, rules and regulations, or lack of widely known and accepted practices, the Company accrues for these taxes. The accrual requires the use of estimates and is complex. The Company accrues for the amount of taxes that are due, or when the amounts due are uncertain, the Company accrues for the amount of taxes that are probable and estimable. The Company updates its estimates each period considering the impacts of state or local authority audits, settlement of these liabilities or when new information becomes available regarding the Company’s non-income tax obligations. The amount of taxes that the Company may ultimately pay may differ from these estimates.

Accrued Personnel-Related Expenses

Accrued personnel-related expenses consisted of the following (in thousands):

	As of January 31,
	2023	2024
Payroll expenses	$16,232	$18,011
Bonus	35,305	33,003
Commissions	5,017	4,307

	$56,554	$55,321

5.	Business Combinations

Schedule Engine

On August 1, 2022 the Company acquired all the ownership interest of Ignite-Schedule Engine, Inc. (“Schedule Engine”), a provider of online booking for home and commercial services, for purchase consideration of $13.5 million in cash and 818,962 shares of common stock valued at $45.3 million at the acquisition date. The

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Company held back 74,646 shares of common stock valued at $4.1 million at the acquisition date to cover indemnities, which were released 15 months from the date of acquisition in fiscal 2024. The purchase consideration is subject to working capital and other customary adjustments.

The following table summarizes the purchase price allocation, as well as the estimated useful lives of the acquired intangible assets (in thousands, except years):

		Estimated Useful Lives in Years
Cash and cash equivalents	$98
Tangible assets	1,960
Identifiable intangible assets
Trade name	900	4
Customer relationship	13,000	7
Developed technology	18,900	7

Total intangible assets subject to amortization	32,800

Accrued and other liabilities	(1,303)
Deferred tax liability	(7,832)

Total identifiable net assets	25,723
Goodwill	33,066

	$58,789

The purchase accounting for the acquisition remained incomplete as of the date of these financial statements were originally available for issuance as management continued to gather and evaluate information about circumstances that existed as of the acquisition date. Goodwill, which primarily relates to expected synergies and assembled workforce, is partially deductible for U.S. federal income tax purposes.

The fair values of the developed technology and trade name were determined using the royalty relief method, and the fair value of customer relationships was determined using the multiple-period excess earnings method.

The Company incurred transaction costs of $2.5 million related to the acquisition of Schedule Engine during fiscal 2023.

In connection with the acquisition, certain awards in the equity of the seller of Schedule Engine that were held by employees that joined the Company were modified and allowed to continue to vest based on the employees’ service in the Company post acquisition. The fair value of these awards was $3.6 million at the acquisition date. For fiscal 2023 and fiscal 2024, the Company recorded $1.8 million and $0.2 million of expense, respectively, related to these awards as stock-based compensation expense. The awards will be recorded at fair value each period through the respective vesting dates. As of January 31, 2024 unrecognized compensation cost related to these awards is $0.2 million.

For the period from the acquisition date to January 31, 2023, Schedule Engine contributed $8.7 million to the Company’s consolidated revenue. Due to the integration of operations post-acquisition, presenting the operating losses that Schedule Engine contributed to the Company’s consolidated operating loss since the acquisition date is impracticable. Pro forma financial information and revenue and earnings of Schedule Engine from the acquisition date through January 31, 2023, is not material.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

FieldRoutes

In February 2022, the Company acquired 100% of the membership interests of FSH Topco, LLC dba PestRoutes (“FieldRoutes”), a cloud-based and mobile SaaS provider in the pest control industry, for purchase consideration of $576.9 million in cash, primarily to expand the Company’s existing technology suite. The Company paid $8.9 million of the cash purchase price into escrow for potential breaches of representations and warranties. The escrow was released to the members of FieldRoutes on the one-year anniversary of the acquisition date.

The following table summarizes the purchase price allocation, as well as the estimated useful lives of the acquired intangible assets (in thousands, except years):

		Estimated Useful Lives in Years
Cash and cash equivalents	$712
Current assets	3,501
Identified intangible assets
Trade name	2,500	4
Customer relationship	89,300	10
Developed technology	79,400	7

Total intangible assets subject to amortization	171,200
Other noncurrent assets	510

Total assets acquired	175,923

Accrued and other liabilities	(3,435)
Deferred tax liability	(9,383)
Noncurrent liabilities	(32)

Total identifiable net assets	163,073
Goodwill	413,873

	$576,946

Goodwill, which primarily relates to expected synergies and assembled workforce, is partially deductible for U.S. federal income tax purposes.

The fair values of the developed technology and trade name were determined using the royalty relief method, and the fair value of customer relationships was determined using the multiple-period excess earnings method.

The Company incurred transaction costs and representations and warranties insurance costs of $3.4 million during fiscal 2023. In addition, the Company incurred bonus expenses related to the transaction of $3.3 million during fiscal 2023.

In connection with the acquisition, the Company issued 134,388 restricted stock units with a three-year vesting period to certain FieldRoutes employees. The grant date fair value of these units was $14.1 million and will be expensed as stock-based compensation over the vesting period of three years.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

6.	Intangible Assets and Goodwill

Intangible Assets

The net book values of intangible assets as of January 31, 2023 and 2024 were as follows (in thousands, except years):

	As of January 31, 2023
	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (years)
Customer relationships	$202,133	$(32,099)	$170,034	9.4
Developed technology	154,401	(27,822)	126,579	5.7
Intellectual property	2,388	(1,758)	630	0.8
Tradenames	6,753	(2,318)	4,435	2.8

Total	$365,675	$(63,997)	$301,678

	As of January 31, 2024
	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (years)
Customer relationships	$200,433	$(52,584)	$147,849	8.5
Developed technology	154,401	(53,521)	100,880	4.7
Intellectual property	2,388	(2,388)	—	0.0
Tradenames	6,553	(3,935)	2,618	1.9

Total	$363,775	$(112,428)	$251,347

In fiscal 2024, the Company sold certain assets acquired in the FieldRoutes acquisition. The intangible assets sold had a gross book value of $1.9 million and accumulated amortization of $0.4 million.

Amortization expense for intangible assets was as follows fiscal 2023 and fiscal 2024 (in thousands):

	Fiscal
	2023	2024
Platform cost of revenue	$21,326	$21,844
Professional services and other cost of revenue	1,268	4,484
Sales and marketing	22,764	22,489

Total	$45,358	$48,817

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

As of January 31, 2024, future amortization expense related to the intangible assets is as follows (in thousands):

Fiscal
2025	$44,770
2026	43,252
2027	36,236
2028	34,969
2029	32,468
Thereafter	59,652

Total	$251,347

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized, but rather tested for impairment at least annually during the fourth quarter of the Company’s fiscal year. The changes to goodwill were as follows (in thousands):

Balance as of January 31, 2022	$384,483
Additions relating to the acquisition of FieldRoutes	413,873
Adjustment to prior year acquisition	(550)
Additions relating to the acquisition of Schedule Engine	33,066

Balance as of January 31, 2023 and 2024	$830,872

There were no additions to goodwill in fiscal 2024. There was no impairment of goodwill during fiscal 2023 and fiscal 2024.

7.	Debt Arrangements

February 2022 Secured and Unsecured Term Loans

In February 2022, the Company entered into (i) a secured credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and certain lenders, pursuant to which the Company borrowed senior secured term loan facilities in the aggregate principal amount of $475.0 million (the “Secured Term Loans”) and (ii) an unsecured credit agreement with JPMorgan Chase Bank, N.A., pursuant to which the Company borrowed a senior unsecured term loan facility in the aggregate principal amount of $250.0 million (the “Unsecured Term Loan”).

During fiscal 2023, the Company repaid the Secured Term Loan and the Unsecured Term Loan in full with proceeds from the issuance of non-convertible preferred stock, redeemable convertible preferred stock and a new loan facility. The Company incurred a loss on extinguishment of the Secured and Unsecured Term Loans of $9.6 million related to the write-off of the unamortized debt issuance costs.

The Secured Term Loans and the Unsecured Term Loan were funded to assist in the payment of the FieldRoutes purchase price and to fund general operating activities. The Secured Term Loans were to mature on August 1, 2023 and the Unsecured Term Loan was to mature on August 1, 2024 at which time all principal amounts were due and payable.

Pursuant to the secured credit agreements, the Secured Term Loans bore interest at a floating rate which, at the Company’s option, was either (i) an adjusted Secured Overnight Financing Rate (“SOFR”) for a

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

specified interest period plus an applicable margin of 3.75% per annum, or (ii) an alternate base rate plus an applicable margin of 2.75% per annum, provided that, in each case, the applicable margin increased by an additional 100 basis points per annum on, and effective as of, the first day of each calendar quarter beginning July 1, 2022. Interest was payable quarterly and the additional basis points were due on the maturity date of August 1, 2023. Pursuant to the unsecured credit agreement, the Unsecured Term Loan generally bore interest at a floating rate equal to either (i) an adjusted SOFR for a specified interest period plus an applicable margin of 9.50% per annum, or (ii) a base rate plus an applicable margin of 8.50% per annum, provided that, in each case, the applicable margin was to be increased by an additional 100 basis points per annum, and effective as of, the first day of each calendar quarter beginning July 1, 2022. Interest payable was in-kind and due on the maturity date of August 1, 2024. The adjusted SOFR was subject to a “floor” of 0.75% and the alternate base rate was subject to a floor of 1.75%. The alternate base rate for any day was a fluctuating rate per annum equal to the highest of (i) the greater of the federal funds effective rate in effect on such day and the overnight bank funding rate in effect on such day, plus 0.50%, (ii) the rate of interest for such day is published in the Wall Street Journal as the “prime rate” and (iii) the adjusted term SOFR for a one-month interest period, plus 1.00%. The initial interest rate on the Secured Term Loans and the Unsecured Term Loan was 4.50% and 10.25%, respectively. The effective interest rate on the Secured Term Loans and the Unsecured Term Loan was 5.31% and 11.84%, respectively.

The Secured Term Loans were secured by perfected first-priority pledges of and security interests in substantially all of the Company’s existing and future equity interests of its subsidiaries and substantially all of the Company’s tangible and intangible assets, subject to certain exceptions. The Secured Term Loans and the Unsecured Term Loan included restrictions on the Company’s ability to incur additional indebtedness, create or incur liens, engage in consolidations, mergers, liquidations or dissolutions, transfer, sell or otherwise dispose of assets, purchase or redeem capital stock and pay dividends or distributions. The Secured Term Loans and the Unsecured Term Loan included certain financial covenants that required the Company to maintain a minimum consolidated EBITDA amount as of each fiscal quarter end through the quarter ending July 31, 2023 and July 31, 2024, respectively, and maintain minimum cash on hand of at least $50.0 million.

January 2023 Loan Facility

In January 2023, the Company entered into a Senior Secured Loan Facility (“Loan Facility”) with Wells Fargo Bank, N.A., as administrative agent and collateral agent, and certain lenders, that consists of a term loan of $180.0 million and a revolver facility of $70.0 million. The Loan Facility contains standard and customary covenants for agreements of this type, including various reporting, affirmative and negative covenants. Among other things, these covenants set forth minimum revenue thresholds and maintenance of minimum liquidity and certain limits to the Company’s and its subsidiaries’ ability to: create or incur liens on assets, make acquisitions of or investments in businesses, engage in any material line of business substantially different from the Company’s current lines of business, incur additional indebtedness or contingent obligations, sell or dispose of assets, pay dividends and make loans or advances to employees.

The Loan Facility expires in January 2028. The Loan Facility bears interest at a floating rate which can be, at the Company’s option, (i) a term SOFR based rate for a specified interest period plus an applicable margin of 3.5% per annum or (ii) a base rate plus an applicable margin of 2.5% per annum. The term SOFR-based rate applicable to the Loan Facility is subject to a “floor” of 0.75%. The effective interest rate on the Loan Facility is 8.18%. The term loan amortizes at 1% annually and is payable quarterly with any remaining amount due at maturity. The revolver facility will incur a 0.5% annual fee for undrawn amounts. As of January 31, 2024, the full $70.0 million of the revolver was available. The Company incurred a total of $3.3 million in issuance costs, with $2.4 million allocated to the term loan and $0.9 million allocated to the

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

revolver facility. The term loan issuance costs are deducted from the debt balance and are being amortized and recorded as interest expense over the term of the Loan Facility using the effective interest rate method through January 2028. The issuance costs for the revolver facility are recorded in “Other Assets” and are being amortized in interest expense over the term of the Loan Facility ratably through January 2028.

The Company was in compliance with all covenants as of January 31, 2023 and 2024.

Long-term debt comprised the following (in thousands):

	As of January 31,
	2023	2024
Balance under the Loan Facility	$180,000	$178,650
Less unamortized debt issuance costs related to the Loan Facility	(2,413)	(2,272)
Less short-term portion	(1,350)	(1,800)

Long-term balance under the Loan Facility	$176,237	$174,578

The Company had unsecured letters of credit issued in the face amount of $2.2 million outstanding as of January 31, 2023 and 2024.

8.	Commitments and Contingencies

Noncancelable Commitments

As of January 31, 2024, the Company has long-term noncancelable agreements related to its cloud hosting arrangements, marketing events and management consulting projects. The estimated payments by future period, which for certain cloud computing arrangements are based on estimated usage, are as follows (in thousands):

Fiscal
2025	$16,903
2026	30,292
2027	37,168
2028	46,623
2029	14,049

Total	$145,035

Litigation

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

As of January 31, 2024, the Company is not subject to any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, products or services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company is not subject to any material indemnification claims that are probable or reasonably possible, and has not made any cash payments under its indemnification agreements that had a material effect on the financial position, results of operations or cash flows of the Company.

9.	Leases

The Company has operating leases for its corporate offices. The leases have remaining lease terms ranging from one to six years, with certain leases having various term extensions available. These options to extend have not been recognized as part of the Company’s ROU assets and lease liabilities as it is not reasonably certain that the Company will exercise these options. The lease agreements do not contain any residual value guarantees or material restrictive covenants. The Company has lease agreements with lease and nonlease components, which the Company has elected to account for as single lease component for all assets. The lease costs are allocated within cost of revenue and operating expenses on the consolidated statements of operations.

Information related to the Company’s leases is as follows (in thousands, except years and percentages):

	As of January 31,
	2023	2024
Assets
Operating lease right of use assets	$48,721	$43,270

Liabilities
Current lease liabilities	$8,419	$11,005
Long-term lease liabilities	$67,116	$58,576

Weighted-average lease term (years)	6.8	5.8
Weighted-average discount rate	3.3%	3.6%

	Fiscal
	2023	2024
Lease costs
Operating lease costs	$9,451	$10,178
Short-term lease costs	1,463	1,269
Variable lease costs	190	378

	$11,104	$11,825

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

In fiscal 2024, the Company recorded an impairment of $1.1 million of an ROU asset (See Note 2).

Future minimum lease payments under noncancelable leases included in the calculation of lease liabilities as of January 31, 2024 were as follows (in thousands):

Fiscal
2025	$10,955
2026	13,507
2027	13,517
2028	12,551
2029	11,210
Thereafter	15,614

Total future minimum payments	77,354
Less: Interest	(7,773)

Total	$69,581

Future minimum lease payments for fiscal 2025 is presented net of tenant improvement allowances of $1.1 million.

There were no noncancelable leases executed, but which have not yet commenced as of January 31, 2024.

10.	Non-Convertible Preferred Stock and Warrants

In October 2022, the Company issued 250,000 shares of non-voting non-convertible preferred stock (“NCPS”) and warrants to purchase 1,262,516 shares of common stock for $0.01 per share. The total net proceeds received by the Company was $249.2 million after $0.8 million in costs associated with the issuance. The Company allocated $174.5 million to the value of the NCPS and $75.5 million of the value allocated to the warrants based on their estimated relative fair values. Under the terms of the Secured Loan, the Company was required to use the proceeds to repay a portion of the Secured Loan (see Note 7. Debt Arrangements). The warrants were exercised in October 2022.

The NCPS has an initial liquidation preference of $1,000 per share. The holders are entitled to cumulative dividends at 10% per annum for the first five years and 15% per annum between the 5th and 6th anniversary. Dividends prior to the 6th anniversary are paid-in-kind (PIK) and are added to the NCPS liquidation preference. After the 6th anniversary, the holders are entitled to cash dividends, payable quarterly, at an annual rate of 20% the NCPS liquidation preference. The Company has the right to redeem the NCPS at any time. In the event of voluntary or involuntary liquidation or a deemed liquidation event, or an optional redemption by the Company, the holders of NCPS are entitled to be paid an amount per share equal to the greater of (i) 110% multiplied by the original issue price of $1,000 per share, or (ii) the original issuance price plus the accrued dividends on such share that are unpaid as of such time. A deemed liquidation event includes a merger or consolidation, a sale, lease, transfer, exclusive license or other disposition of substantially all the assets or intellectual property of the Company or the sale or disposition of one or more subsidiaries of the Company if substantially all of the assets of intellectual property of the Company as a whole are held by such subsidiary or subsidiaries. Certain of these deemed liquidation event provisions are considered contingent redemption provisions because such events may not be solely within the control of the Company. The holders of the NCPS do not have any voting rights except that, after the sixth anniversary of the Issue Date, if the Company has not undertaken an IPO and at least 125,000 shares of NCPS remain outstanding, the holders of the NCPS are entitled to elect one director to the Board of Directors. The NCPS also contains various protective provisions that restrict the Company’s ability to liquidate, dissolve or wind-up the Company, amend the rights and preferences of the NCPS, issue shares of

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

any additional class or series of capital stock senior to the NCPS, and incur indebtedness, among other provisions, without the approval of the holders of the requisite majority, as defined, of the holders of the NCPS.

As the Company expects to exercise its call right to redeem the NCPS prior to the increase in the dividend rate, the Company is accreting the NCPS from its initial value of $174.5 million to its redemption amount at the date the Company expects to redeem the NCPS using a constant effective yield. The accretion includes the initial discount resulting from the issuance of the warrants and the expected cumulative dividends over the expected life of the NCPS of three years. Judgment is required to estimate the expected life of the NCPS. The Company considered various factors in estimating the expected life including the timing of additional fundraises or equity offerings. The Company recorded accretion of $13.5 million and $45.9 million for fiscal 2023 and 2024, respectively.

All shares of NCPS have been presented in the mezzanine section of the consolidated balance sheet.

11.	Redeemable Convertible Preferred Stock

Between November 2022 and January 2023, the Company issued 5,604,318 shares of Series H redeemable convertible preferred stock at $84.5712 per share for gross proceeds of $474.0 million.

In July 2023, the Company issued 402,026 shares of Series H-1 redeemable convertible preferred stock at $84.5712 per share for gross proceeds of $34.0 million.

As of January 31, 2024, the Company is authorized to issue 42,465,855 shares of redeemable convertible preferred stock, respectively, which is comprised of Series A-1 redeemable convertible preferred stock, Series A-2 redeemable convertible preferred stock, Series A-3 redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, Series E redeemable convertible preferred stock, Series F redeemable convertible preferred stock, and Series G redeemable convertible preferred stock, Series H redeemable convertible preferred stock, and Series H-1 redeemable convertible preferred stock, (collectively, the “Preferred Stock”).

As of January 31, 2023, the Preferred Stock consisted of the following (in thousands, except share and per share data):

	Authorized Shares	Issued and Outstanding Shares	Original Issuance Price per Share	Liquidation Preference	Carrying Value
Series A-1 preferred stock	4,701,594	4,701,594	$0.11	$529	$527
Series A-2 preferred stock	1,067,309	1,067,309	$0.05	52	52
Series A-3 preferred stock	8,587,100	8,587,100	$2.11	18,103	18,034
Series B preferred stock	5,774,623	5,774,623	$6.06	35,000	34,911
Series C preferred stock	3,437,441	3,437,441	$14.55	50,000	49,935
Series D preferred stock	5,704,551	5,704,551	$26.29	150,000	149,821
Series E preferred stock	2,184,287	2,184,287	$33.80	73,822	73,742
Series F preferred stock	2,795,266	2,795,266	$107.32	299,997	299,831
Series G preferred stock	2,207,340	2,207,340	$118.96	262,587	262,499
Series H preferred stock	8,277,049	5,604,318	$84.57	473,964	472,935

	44,736,560	42,063,829		$1,364,054	$1,362,287

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

As of January 31, 2024, the Preferred Stock consisted of the following (in thousands, except share and per share data):

	Authorized Shares	Issued and Outstanding Shares	Original Issuance Price per Share	Liquidation Preference	Carrying Value
Series A-1 preferred stock	4,701,594	4,701,594	$0.11	$529	$527
Series A-2 preferred stock	1,067,309	1,067,309	$0.05	52	52
Series A-3 preferred stock	8,587,100	8,587,100	$2.11	18,103	18,034
Series B preferred stock	5,774,623	5,774,623	$6.06	35,000	34,911
Series C preferred stock	3,437,441	3,437,441	$14.55	50,000	49,935
Series D preferred stock	5,704,551	5,704,551	$26.29	150,000	149,821
Series E preferred stock	2,184,287	2,184,287	$33.80	73,822	73,742
Series F preferred stock	2,795,266	2,795,266	$107.32	299,997	299,831
Series G preferred stock	2,207,340	2,207,340	$118.96	262,587	262,499
Series H preferred stock	5,604,318	5,604,318	$84.57	473,964	472,935
Series H-1 preferred stock	402,026	402,026	$84.57	34,000	33,591

	42,465,855	42,465,855		$1,398,054	$1,395,878

The rights and preferences of the Preferred Stock as of January 31, 2024 are as follows:

Conversion

The Preferred Stock is convertible at any time at the option of the holder into such number of shares of common stock at the then effective conversion rate determined by dividing the original issue price by the conversion price. The conversion price is initially equal to the original issue price for each series of preferred stock and is subject to adjustment and certain anti-dilution provisions. The Preferred Stock automatically converts to common stock at the then effective conversion rate upon the closing of a firm commitment underwritten initial public offering of the Company’s common stock resulting in aggregate gross proceeds to the Company of $100.0 million. Each series of Preferred Stock also automatically converts upon the vote or consent of the majority of the outstanding shares of each such class at the then effective conversion rate, except the Series D redeemable convertible preferred stock automatically converts upon the vote or consent of 75% of the outstanding shares of such class and the Series G redeemable convertible preferred stock automatically converts upon the vote or consent of 66.66% of the outstanding shares of such class. As of January 31, 2024, each share of Preferred Stock was convertible into one share of common stock, except the Series F and Series G redeemable convertible preferred stock.

The Series F and Series G redeemable convertible preferred stock conversion ratios were adjusted in accordance with the broad-based weighted average anti-dilution provisions that were triggered as a result of the issuance of the Series H and Series H-1 redeemable convertible preferred stock at an issuance price lower than the original issuance prices of the Series F and Series G redeemable convertible preferred stock. As a result of the issuance of the Series H and Series H-1 redeemable convertible preferred stock, the conversion ratios of the Series F and Series G redeemable convertible preferred stock were adjusted such that each share of Series F redeemable convertible preferred stock converts into 1.02127 shares of common stock and each share of Series G redeemable convertible preferred stock converts into 1.02762 shares of common stock. The adjustment to the conversion prices did not result in a beneficial conversion feature because the adjusted effective conversion prices of the Series F and Series G redeemable convertible

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

preferred stock were greater than the commitment date fair value of the Company’s common stock into which the Series F and Series G redeemable convertible preferred stock convert.

With respect to the Series H redeemable convertible preferred stock, if the Company’s IPO occurs before May 22, 2024 (the 18-month anniversary of the Series H redeemable preferred stock original issuance date) and is priced lower than the conversion price of the Series H redeemable convertible preferred stock of $84.5712 per share, then the conversion price of the Series H redeemable convertible preferred stock is reduced to the IPO price. If the Company’s IPO occurs after May 22, 2024 and is priced less than the conversion price of the Series H redeemable convertible preferred stock accreting at 11% per annum, accruing daily and compounding quarterly from and after May 22, 2024 (the “Ratchet Adjustment Denominator”) then the conversion price of the Series H redeemable convertible preferred stock is reduced to an amount equal to the product of (a) the IPO price, multiplied by (b) $84.5712 divided by the Ratchet Adjustment Denominator.

Dividends

The preferred stockholders are entitled to receive noncumulative dividends only when, as and if declared by the Board of Directors prior to payment of any dividends on the common stock. The annual dividend rate is (i) $0.0090 per share for the Series A-1 redeemable convertible preferred stock, (ii) $0.0039 per share for the Series A-2 redeemable convertible preferred stock, (iii) $0.1686 per share for the Series A-3 redeemable convertible preferred stock, (iv) $0.4849 per share for the Series B redeemable convertible preferred stock, (v) $1.1637 per share for the Series C redeemable convertible preferred stock, (vi) $2.1036 per share for the Series D redeemable convertible preferred stock, (vii) $2.7038 per share for the Series E redeemable convertible preferred stock, (viii) $8.5859 per share for the Series F redeemable convertible preferred stock, (ix) $9.5169 per share for the Series G redeemable convertible preferred stock, (x) $6.7657 per share for the Series H and Series H-1 redeemable convertible preferred stock (subject, in each case, to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization). After payment of dividends on the Preferred Stock, any additional dividends are payable among the common stock and Preferred Stock, on an as-converted basis.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company or a deemed liquidation event, as defined, after the payment of the NCPS liquidation preference, the holders of the Preferred Stock other than the Series H and Series H-1 redeemable convertible preferred stock are entitled to be paid prior to any payment to the common stockholders a liquidation preference per share equal to the greater of (i) the original issue price per share for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, or winding-up or deemed liquidation event. The Series H redeemable convertible preferred stock is entitled to be paid the greater of (i) the original issue price accreting at a rate of eight percent (8%) per annum compounding annually, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had the Series H redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, or winding-up or deemed liquidation event. If the assets of the Company are insufficient to pay the holders of the Preferred Stock the full liquidation preference, then the holders of the Preferred Stock share ratably in any assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After payment of the liquidation preference to the holders of the Preferred Stock, any remaining assets available for distribution will be distributed to the common stockholders.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Deemed liquidation events include a change in control of the Company and sale of substantially all of the assets of the Company. These deemed liquidation event provisions are considered contingent redemption provisions because such events may not be solely within the control of the Company. Therefore, all shares of Preferred Stock have been presented in the mezzanine section of the consolidated balance sheet.

Voting Rights

The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of Preferred Stock are convertible. The holders of Preferred Stock and common stock vote together as a single class on all matters, except as provided by law or by the provisions of the Company’s Amended and Restated Certificate of Incorporation.

Other Provisions

Under the terms of the Preferred Stock agreements, the Company is subject to other customary provisions including restrictions on its ability to liquidate, dissolve or wind-up the Company, amend the rights and preferences of the Preferred Stock, issue shares of any additional class or series of capital stock unless junior to the Preferred Stock, incur indebtedness and increase number of shares reserved for issuance under the Company’s stock plan within a specified time period, among other provisions, without the approval of the holders of a majority of the then outstanding shares of Preferred Stock.

12.	Equity Incentive Plans

The Company has granted stock-based awards under a 2007 Stock Plan and a 2015 Stock Plan. No shares of common stock remain available for issuance under the 2007 Stock Plan. As of January 31, 2024, there were 20,087,223 shares of common stock authorized and reserved for issuance under the 2015 Stock Plan. Additional shares of common stock may “roll over” to the 2015 Stock Plan in the event of the termination or lapse of stock options outstanding pursuant to the 2015 Stock Plan.

As of January 31, 2024, there were 1,826,467 shares of common stock available for future issuance under the 2015 Stock Plan. The Company’s policy is to issue new shares upon exercise of stock options.

Stock-based Compensation

The stock-based compensation expense by line item in the consolidated statements of operations is summarized as follows (in thousands):

	Fiscal
	2023	2024
	Total	Option, RSU and RSA Grants	Tender Offer	Total
Platform cost of revenue	$4,506	$4,689	$663	$5,352
Professional services and other cost of revenue	3,711	3,809	371	4,180
Sales and marketing	13,817	18,535	2,330	20,865
Research and development	21,391	29,078	4,373	33,451
General and administrative	20,724	32,351	6,255	38,606

Total stock-based compensation expense	$64,149	$88,462	$13,992	$102,454

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Tender Offer

Concurrent with entering into the Series H-1 redeemable convertible preferred stock purchase agreement, the Company facilitated a tender offer whereby the Series H-1 redeemable convertible preferred stock investors purchased shares of the Company’s common stock from current and former employees and consultants, and certain existing investors. The tender offer was completed in July 2023. As a result, Series H-1 redeemable convertible preferred stock investors purchased an aggregate of 1,942,709 shares of the Company’s common stock at a purchase price of $70.00 per share for proceeds to the selling stockholders of $136.0 million. The purchase price in this tender offer transaction was in excess of the estimated fair value of the common stock of $62.28 per share at the time of the transaction. As a result, during fiscal 2024, the Company recorded the excess of the purchase price over the fair value as stock-based compensation expense of $14.0 million which is included in the table above for shares purchased from current and former employees and consultants.

Stock Options

The following table summarizes the assumptions used in the Black-Scholes option-pricing model and the Monte Carlo simulation model to estimate the fair value of stock options granted to employees and non-employees. There were no stock options granted in fiscal 2024. The weighted-average assumptions used by the Company for stock options granted were as follows:

Fiscal
2023
Fair value of common stock	$88.25
Estimated volatility	36.2%
Expected term (in year)	6.0
Risk-free interest rate	2.5%
Dividend yield	0.0%

The weighted average grant date fair value of options granted during fiscal 2023 was $41.26 per share.

Stock Options with Service-Only Conditions

Options granted to purchase shares of the Company’s common stock under the 2015 Stock Plan vest at varying rates, but generally over four years with 25% vesting upon completion of one year of service and the remainder vesting monthly thereafter. Activity for stock options that contain service-only vesting conditions was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value (in thousands)
Outstanding as of January 31, 2023	8,270,065	$17.44	7.15	$358,177
Granted	—	$—
Exercised	(849,938)	$11.42
Cancelled/Forfeited	(615,148)	$33.98

Outstanding as of January 31, 2024	6,804,979	$16.70	6.21	$313,097

Exercisable as of January 31, 2024	5,787,640	$15.37	5.98	$275,087

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

Total unrecognized compensation cost related to stock options with service-only vesting conditions as of January 31, 2024 was $30.8 million which is expected to be recognized over a remaining weighted average period of approximately 1.0 years. The total intrinsic value of options exercised was $60.1 million and $43.4 million for fiscal 2023 and fiscal 2024, respectively.

Stock Options with Performance and Market Conditions

Stock option activity for performance and market awards consisted of the following:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value (in thousands)
Outstanding as of January 31, 2023	1,619,825	$17.20	7.98	$70,543
Granted	—	$—
Exercised	—	$—
Cancelled/Forfeited	(442,901)	$23.30

Outstanding as of January 31, 2024	1,176,924	$14.90	6.96	$56,492

As of January 31, 2024, the Company had 356,885 options outstanding, held by certain employees, to purchase shares of common stock that vest upon the achievement of a performance condition of either (i) a revenue target provided that the target is met before the end of fiscal 2026 or (ii) at the discretion of the Audit Committee, a trailing 12 month revenue target commensurate with a specified annual recurring revenue threshold, and the employees providing continuous service to the Company through the date the performance condition is met. The grant date fair value of these options was $17.1 million. During fiscal 2023, the Company did not recognize any stock-based compensation expense as the achievement of the revenue target was not deemed probable. During fiscal 2024, the Company concluded it was probable that it would attain the revenue target by the end of fiscal 2026 and therefore the Company recognized expense of $10.1 million. The remaining $7.0 million will be recognized ratably through January 31, 2026, assuming achievement of the performance condition remains probable of achievement.

As of January 31, 2023, the Company also had 681,352 options outstanding, held by certain employees, to purchase shares of common stock that vest upon the satisfaction of a service and performance condition. The service condition is satisfied over a four-year period. The performance condition is satisfied upon a liquidity event, including an IPO or a sale of the company and the awards expire ten years from issuance. Of the options to purchase 681,352 shares of common stock, options to purchase 340,676 shares of common stock were to be forfeited if a liquidity event did not occur by December 31, 2023 which did not occur and were therefore cancelled. The remaining 340,676 options with these performance conditions were outstanding as of January 31, 2024 and have a grant date fair value of $1.4 million.

In addition, as of January 31, 2024, the Company had options outstanding, held by certain employees, to purchase 340,676 shares of common stock that vest upon the satisfaction of service, performance and market conditions. The performance condition is satisfied upon a liquidity event including an IPO or sale of the company and the awards expire ten years from issuance. The market condition is satisfied upon the achievement of a specified average stock price over a six-month period after the Company becomes a public company, or the sale of the Company above such specified stock price. The employees are required to remain employed through the date of achieving the performance and market conditions and in the event of an IPO, the completion of two trading windows during which certain stockholders at the time of the grant

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

can freely transact in the Company’s equity securities on the public market. The grant date fair value of these options was $1.5 million estimated using a Monte Carlo simulation model, which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved irrespective of whether the stock price threshold is met.

As of January 31, 2024, the Company also had options outstanding, held by certain employees, to purchase shares 128,687 of common stock that vest upon the satisfaction of both a service and performance condition. The performance condition is satisfied upon a liquidity event including an IPO or sale of the company. The service condition is satisfied one year from the date the performance condition is satisfied and the awards expire ten years from issuance. The grant date fair value of these options was $6.5 million which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved.

Further, as of January 31, 2024, the Company had options outstanding, held by a consultant, to purchase 10,000 shares of common stock that vest upon the satisfaction of a performance condition. The performance condition is satisfied upon a liquidity event including an IPO or sale of the company provided the consultant continues to provide service to the Company through the date of the liquidity event and the award expires ten years from issuance. The grant date fair value of these options was $0.5 million which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved.

During fiscal 2023 and fiscal 2024, the Company did not recognize any stock-based compensation expense associated with stock options containing a liquidity event-related performance condition as the achievement of such condition was not deemed probable.

RSAs and RSUs with Service-Only Conditions

RSAs and RSUs subject to service-only vesting condition requirements consisted of the following:

	Restricted Stock Awards	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 31, 2023	205,967	2,218,910	$71.04
Granted	—	1,776,690	$62.26
Vested	(117,490)	(789,291)	$71.32
Forfeited	—	(438,331)	$76.13

Unvested as of January 31, 2024	88,477	2,767,978	$66.85

RSUs granted under the 2015 Stock Plan vest at varying rates, but generally over four years with 25% vesting upon completion of one year of service and the remainder vesting quarterly thereafter. The weighted average grant date fair value per share of RSUs granted during fiscal 2023 and fiscal 2024 was $79.57 and $62.26, respectively. There were no RSAs granted during fiscal 2023 or fiscal 2024. The total fair value of RSUs vested during fiscal 2023 and fiscal 2024 was $12.7 million and $49.3 million, respectively. The total fair value of RSAs vested during fiscal 2023 and fiscal 2024 was $12.2 million and $7.3 million, respectively. Total unrecognized compensation cost related to RSUs and RSAs as of January 31, 2024 was $196.8 million which is expected to be recognized over a remaining weighted average period of approximately 2.9 years.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

RSUs with Performance Conditions

RSU activity for performance and market awards consisted of the following:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 31, 2023	25,220	$75.71
Granted	553,431	$62.28
Vested	—	$—
Forfeited	—	$—

Unvested as of January 31, 2024	578,651	$62.87

During fiscal 2023, the Company granted 25,220 RSUs to certain employees that vest upon the achievement of a performance condition of either (i) a revenue target provided that target is met before the end of fiscal 2026 or (ii) at the discretion of the Audit Committee, a trailing 12 month revenue target commensurate with a specified annual recurring revenue threshold, and the employees providing continuous service to the Company through the date the performance condition is met. The grant date fair value of these RSUs was $1.9 million which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved.

During fiscal 2023, the Company did not recognize any stock-based compensation expense associated with these RSUs as the achievement of the revenue target performance condition was not probable. During fiscal 2024, the Company concluded it was deemed probable that the Company would attain the revenue target by the end of fiscal 2026 and therefore the Company recognized expense of $0.9 million. The remaining $1.0 million will be recognized ratably through January 31, 2026, assuming the performance condition remains probable of achievement.

During fiscal 2024, the Company granted 494,309 RSUs that vest upon the satisfaction of a performance and service condition, where the performance condition is satisfied upon a liquidity event including an IPO or sale of the Company, as defined, and the service condition is satisfied over a period of four years. In addition, the Company granted 59,122 RSUs that vest upon the satisfaction of a performance and service condition, where the performance condition is satisfied upon an IPO and the service condition is satisfied provided the recipient continues to provide service to the Company for one year subsequent to the IPO. These RSUs have a grant date fair value of $34.5 million, which will be recognized as stock-based compensation expense once it is probable that the performance condition will be achieved for the portion of the awards that have met the service condition and over the remaining service period for the portion of the awards that require future service using a graded vesting model. These awards expire ten years from issuance. During fiscal 2024, the Company did not recognize any stock-based compensation expense for these RSUs as the achievement of the liquidity event performance condition was not deemed probable.

Common Stock Subject to Repurchase

Both the 2007 and 2015 Stock Plans allow certain option grants to be exercised prior to vesting. The Company has the right to repurchase, at the original purchase price, any issued but unvested common shares, upon termination of the service of an employee. The consideration received by the Company upon exercise of an unvested option is considered to be a deposit of the exercise price, and the related amount is recorded as a noncurrent liability. This liability is reclassified into stockholders’ deficit as the award vests.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The Company has a liability of $0.6 million included in other noncurrent liabilities related to 46,714 options that were early exercised but remained unvested as of January 31, 2024. During fiscal 2024, no stock options were early exercised.

Stock Options Exercised Through Promissory Notes

In March 2021, three executives issued to the Company fully secured recourse promissory notes for a total principal of $11.7 million bearing annual interest at 0.68% to exercise stock options to purchase a total of 885,191 shares of common stock, of which 729,364 were early exercised (including options to purchase 224,075 shares of common stock that contain performance conditions) and for the payment of employee taxes for certain of the executives. The promissory notes matured in March 2022. The portion of the notes attributable to the payment of employee taxes of $0.5 million was initially recorded in other current assets. The portion of the notes attributable to the exercise of the stock options of $11.2 million was not recorded on the consolidated balance sheet until such time as the service vesting condition was met because the shares issued upon exercise of the options were subject to forfeiture through the cancellation of the notes in the event that the executive did not satisfy the service vesting. The shares issued upon the early exercise of options were legally issued and outstanding and are included in issued and outstanding shares. In March 2022, the executives repaid $9.4 million of the secured full recourse promissory notes relating to the exercise of stock options and for the payment of employee taxes. The Company recorded $2.3 million of the cash received upon the repayment of the notes receivable as a reduction of the notes receivable for the exercise of stock options recorded in stockholders’ deficit and the remainder as a deposit liability in other noncurrent liabilities relating to unvested awards that will be reclassified to additional paid-in capital as the awards vest. Additionally, promissory notes with a principal of $2.3 million were cancelled and 195,354 early exercised unvested shares were returned to the Company relating to an executive’s termination of employment. In December 2022, the Company repurchased 324,391 shares for $4.6 million for options that had been early exercised but were unvested at the time of termination of one of the executives.

13.	Income Taxes

The domestic and foreign components of income (loss) before income taxes consists of the following (in thousands):

	Fiscal
	2023	2024
United States	$(285,295)	$(194,132)
Foreign	2,715	3,123

Loss before income taxes	$(282,580)	$(191,009)

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The income tax provision consists of the following (in thousands, except percentages):

	Fiscal
	2023	2024
Current
U.S. Federal	$—	$—
State	194	42
Foreign	1,263	2,268

Total—current	1,457	2,310

Deferred
U.S. Federal	(12,516)	1,357
State	(1,998)	909
Foreign	—	(440)

Total—deferred	(14,514)	1,826

Provision for (benefit from) income taxes	$(13,057)	$4,136

Effective income tax rate	4.62%	(2.17)%

A reconciliation of the U.S. Federal statutory rate to the Company’s effective tax rate is as follows (in thousands, except percentages):

	Fiscal
	2023	2024
Loss before income taxes	$(282,580)	$(191,009)

Tax at federal statutory tax rate	(59,342)	(40,112)
State taxes (net of federal benefit of state deduction)	(20,045)	(7,334)
Change in valuation allowance	79,268	63,276
Uncertain tax positions	2,258	3,463
Non-deductible expenses	1,454	345
Equity compensation	(3,249)	4,451
Tax credits	(11,289)	(17,317)
Other	(2,112)	(2,636)

Provision for (benefit from) income taxes	$(13,057)	$4,136

Effective income tax rate	4.62%	(2.17)%

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The temporary differences, which give rise to the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	As of January 31,
	2023	2024
Deferred tax assets:
Net operating loss carryforwards	$93,245	$108,355
Research and development and other tax credits	29,445	42,692
Lease liabilities	18,616	17,857
Stock-based compensation	11,650	15,304
Depreciable and amortizable assets	—	890
Other	7,854	15,708
Capitalized research and development	33,109	56,207
Interest expense carryforward	14,142	16,402

Deferred tax assets	208,061	273,415

Valuation allowance	(179,296)	(242,572)

Deferred tax assets, net	$28,765	$30,843

Deferred tax liabilities:
Right-of-use assets	$(12,517)	$(10,830)
Deferred contract costs	(3,397)	(4,402)
Goodwill	(7,468)	(20,157)
Depreciable and amortizable assets	(8,103)	—

Deferred tax liabilities	(31,485)	(35,389)

Deferred tax liabilities, net	$(2,720)	$(4,546)

In determining the need for a valuation allowance, management reviewed all available positive and negative evidence, primarily the prior and forecasted losses of the Company, and determined its U.S. deferred tax assets are not realizable under the more-likely-than-not measurement, and as such, a full valuation allowance was recorded against U.S. deferred tax assets as of January 31, 2023 and 2024.

As a result of the Company’s various acquisitions, the Company has generated indefinite-lived deferred tax liabilities from tax amortizable goodwill, which are not an available source of income for the realization of definite-lived deferred tax assets.

The following table summarizes the change in the Company’s valuation allowance (in thousands):

	Fiscal
	2023	2024
Balance at the beginning of the year	$100,028	$179,296
Increase recognized in income tax expense	79,268	63,276
Increase related to business combinations	—	—

Balance at the end of the year	$179,296	$242,572

As of January 31, 2024, the Company had cumulative U.S. net operating losses (“NOLs”) consisting of carryforwards for federal income tax purposes of $418.9 million. As of January 31, 2024, the Company had pre-2018 federal NOL carryforwards of $35.1 million which will begin to expire in fiscal 2033; and post-

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

2018 NOL carryforwards of $383.8 million which have an indefinite carryforward period. As of January 31, 2024, the Company had cumulative state NOL carryforwards of $292.4 million. State NOL carryforwards will begin to expire in fiscal 2033.

As of January 31, 2024, the Company has federal research tax credit carryforwards of $25.9 million and state research tax credit carryforwards of $14.7 million. The Company’s federal research tax credit carryforwards will begin to expire in fiscal 2034, while its state research tax credit carryforwards will begin to expire in fiscal 2043. As of January 31, 2024, the Company has foreign tax credit carryforwards of $0.1 million. The carryforwards will begin to expire in fiscal 2034. As of January 31, 2024, the Company has other state tax credit carryforwards of $2.0 million. The carryforwards will begin to expire in fiscal 2025.

NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company conducted a formal study through June 30, 2021 that concluded that although there had been prior ownership changes, there were no actual limitations on the use of the Company’s NOLs. The Company has not conducted another formal study to assess whether any additional ownership change has occurred. Similar provisions of state tax law may also apply to limit the use of the Company’s state net operating loss carryforwards.

Uncertain Tax Benefits

The Company has provided what it believes to be an appropriate amount of tax for items that involve interpretation of the tax law. However, events may occur in the future that will cause the Company to reevaluate its current reserves and may result in an adjustment to the reserve for taxes.

The following table summarizes the change in the Company’s reserve for unrecognized tax benefits (in thousands):

	Fiscal
	2023	2024
Balance at the beginning of the year	$4,550	$7,072
Increase due to new tax positions	264	3,163
Increase due to existing tax positions	2,258	300
Decrease due to existing tax positions	—	—
Increase due to acquired tax positions	—	—
Settlements, payments and statute closure	—	—

Balance at the end of the year	$7,072	$10,535

For fiscal 2023 and 2024, the Company recorded unrecognized tax benefits, all of which, if recognized, would not impact the effective rate due to the valuation allowance against its federal and state deferred taxes. The Company does not expect any significant changes in its unrecognized tax benefits within 12 months of the reporting date.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. No tax years for the Company are currently under examination by the IRS or state and local tax authorities for income tax purposes. Due to net operating loss and tax credit carryforwards, all years are open for examination and may become subject to examination in the future.

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

The Company also files income tax returns in Armenia, starting in 2019. The Company’s tax return for 2021, 2022, and 2023 are subject to regular audit by the Armenian tax authorities for income tax purposes in fiscal 2025.

The Company also files income tax returns in Canada, starting in 2023. No tax years for the Company are currently under examination by the Canadian tax authorities for income tax purposes. The Company’s fiscal 2023 remains open for examination and assessment.

14.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Fiscal
	2023	2024
Net loss	$ (269,523)	$(195,145)
Accretion of non-convertible preferred stock	(13,478)	(45,873)

Net loss attributable to common stockholders	$ (283,001)	$(241,018)

Weighted-average shares outstanding used in computing net loss per share, basic and diluted	30,410,373	33,267,131

Net loss per share, basic and diluted	$ (9.31)	$(7.24)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders because including them would have been anti-dilutive:

	As of January 31,
	2023	2024
Redeemable convertible preferred stock	42,178,818	42,465,855
Stock options with service-only conditions	8,270,065	6,804,979
Unvested restricted stock units with service-only conditions	2,218,910	2,767,978
Stock options with performance or market conditions	1,619,825	1,176,924
Unvested early exercise of options	415,173	46,714
Unvested restricted stock awards with service-only conditions	205,967	88,477
Acquisition indemnity shares withheld	74,647	—
Unvested restricted stock units with performance conditions	25,220	578,651

15.	Employee Benefit Plan

The Company has an employee savings and retirement plan (the “401(k) Plan”) for its eligible employees. The 401(k) Plan is available to all U.S. employees and provides employees with tax-deferred salary deductions and alternative investment options. Employees may contribute up to the federal limitation for that year. For fiscal 2023 and 2024, the Company expensed $7.4 million and $8.4 million, respectively, for discretionary employer

ServiceTitan, Inc.

Notes to Consolidated Financial Statements

matching contributions, of which $1.9 million and $2.3 million was accrued for and included in accrued personnel-related expenses as of January 31, 2023 and 2024, respectively.

16.	Restructuring

In February 2023, the Company committed to a plan to align its investments more closely with its strategic priorities by reducing the Company’s workforce by approximately 8%. The Company incurred total pre-tax charges of approximately $8.2 million of employee-related costs which were paid in fiscal 2024, including severance and other termination benefits.

The restructuring charge by line item in the consolidated statements of operations is summarized as follows (in thousands):

Fiscal 2024
Platform cost of revenue	$1,217
Professional services cost of revenue	2,181
Sales and marketing	1,674
Research and development	1,546
General and administrative	1,564

Total restructuring costs	$8,182

17.	Subsequent Events

The Company evaluated subsequent events through April 16, 2024, the date these consolidated financial statements were available to be issued.

Subsequent to fiscal 2024 and through the date these consolidated financial statements were available to be issued, the Company granted 338,056 RSUs vesting over four years and subject to service-only conditions and 20,694 RSUs that vest upon the satisfaction of a performance and service condition, where the performance condition is satisfied upon a liquidity event including an IPO or sale of the Company. The service condition is generally satisfied after one year from the liquidity event. The RSUs expire seven to ten years from grant date.

In March 2024, the Company ceased use of and determined to sublease for the remainder of the lease term certain office space at its corporate headquarters. The Company determined that the asset grouping, comprising primarily of a ROU asset, the related leasehold improvements and property and equipment, was impaired and recorded an impairment loss of $20.1 million. The impairment loss was measured as the excess of the carrying value of the asset grouping over its fair value. The fair value was estimated using discounted cash flows which is a non-recurring fair value measurement based on Level 3 inputs. Key inputs used in this estimate include sublease income and a discount rate which reflects the risk associated with the cash flows.

On March  31, 2024, the Company entered into a definitive agreement to acquire Convex Labs Inc. (“Convex”). Convex provides tools to modernize the commercial services industry with data-driven solutions. The purchase price is payable primarily in shares of the Company’s common stock. As a result, the Company expects to issue approximately 390,000  shares, subject to adjustment for closing cash, indebtedness, working capital and other adjustments as specified in the definitive agreement. Given timing of the acquisition it is not practicable to disclose information regarding the final purchase price, the purchase price allocation and other disclosures.

ServiceTitan, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

(unaudited)

	As of
	January 31,	July 31,
	2024	2024
Assets
Current assets:
Cash and cash equivalents	$146,710	$128,101
Restricted cash	1,403	692
Accounts receivable, net of allowance of $3,762 and $5,424 as of January 31, 2024 and July 31, 2024, respectively	28,046	39,714
Deferred contract costs, current	9,451	10,065
Contract assets	39,329	41,778
Prepaid expenses	22,652	26,523
Other current assets	1,640	2,625

Total current assets	249,231	249,498
Restricted cash, noncurrent	750	583
Deferred contract costs, noncurrent	8,399	8,103
Property and equipment, net	97,170	69,284
Operating lease right-of-use assets	43,270	30,927
Internal-use software, net	29,300	34,676
Intangible assets, net	251,347	237,867
Goodwill	830,872	845,836
Other assets	7,327	9,650

Total assets	$1,517,666	$1,486,424

Liabilities, Non-Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable and other accrued expenses	$45,293	$48,346
Accrued personnel related expenses	55,321	52,232
Deferred revenue, current	11,160	14,732
Operating lease liabilities, current	11,005	13,014
Short-term debt	1,800	1,800
Other current liabilities	688	483

Total current liabilities	125,267	130,607
Operating lease liabilities, noncurrent	58,576	53,907
Long-term debt, net	174,578	173,805
Other noncurrent liabilities	7,684	9,091

Total liabilities	366,105	367,410

Commitments and contingencies (Note 9)
Non-Convertible Preferred Stock
Non-convertible preferred stock, $0.001 par value, 250,000 authorized, issued and outstanding as of January 31, 2024 and July 31, 2024. Liquidation preference of $299,517 as of July 31, 2024	233,546	260,502
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock, $0.001 par value, 42,465,855 shares authorized as of January 31, 2024 and July 31, 2024. 42,465,855 shares issued and outstanding as of January 31, 2024 and July 31, 2024. Liquidation preference of $1,398,054 as of July 31, 2024	1,395,878	1,395,878
Stockholders’ Deficit
Common stock, $0.001 par value; 92,630,000 and 94,490,000 shares authorized as of January 31, 2024 and July 31, 2024, respectively. 34,185,388 shares and 35,179,456 shares issued and outstanding as of January 31, 2024 and July 31, 2024, respectively	34	35
Additional paid-in capital	388,739	420,926
Accumulated deficit	(866,636)	(958,327)

Total stockholders’ deficit	(477,863)	(537,366)

Total liabilities, non-convertible preferred stock, redeemable convertible preferred stock and stockholders’ deficit	$1,517,666	$1,486,424

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ServiceTitan, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

(unaudited)

	Six Months Ended July 31,
	2023	2024
Revenue:
Platform	$276,134	$348,222
Professional services and other	16,359	15,100

Total revenue	292,493	363,322

Cost of revenue:
Platform	83,903	96,993
Professional services and other	34,940	33,523

Total cost of revenue	118,843	130,516

Gross profit	173,650	232,806

Operating expenses:
Sales and marketing	103,208	115,819
Research and development	100,020	121,062
General and administrative	69,049	81,963

Total operating expenses	272,277	318,844

Loss from operations	(98,627)	(86,038)

Other expense, net
Interest expense	(7,987)	(8,350)
Interest income	3,117	3,350
Other income, net	1,349	210

Total other expense, net	(3,521)	(4,790)

Loss before income taxes	(102,148)	(90,828)
Provision for income taxes	1,913	863

Net loss	(104,061)	(91,691)
Accretion of non-convertible preferred stock	(21,618)	(26,956)

Net loss attributable to common stockholders	$(125,679)	$(118,647)

Net loss per share, basic and diluted	$(3.84)	$(3.44)

Weighted-average shares used in computing net loss per share, basic and diluted	32,765,776	34,485,622

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ServiceTitan, Inc.

Condensed Consolidated Statements of Non-Convertible Preferred Stock, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

(unaudited)

	Non-Convertible Preferred Stock		Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 31, 2023	250,000	$187,402	42,063,829	$1,362,287	32,813,495	$33	$336,307	$(671,491)	$(335,151)

Issuance of series H-1 convertible redeemable preferred stock, net of issuance costs	—	—	402,026	33,591	—	—	—	—	—
Accretion of non-convertible preferred stock	—	21,618	—	—	—	—	(21,618)	—	(21,618)
Exercise of stock options	—	—	—	—	621,316	1	7,068	—	7,069
Settlement of restricted stock units	—	—	—	—	145,364	—	—	—	—
Shares repurchased for tax withholding on settlement of restricted stock units	—	—	—	—	(41,660)	—	(2,486)	—	(2,486)
Reclassification from liabilities upon vesting of early exercised stock options	—	—	—	—	—	—	330	—	330
Stock-based compensation	—	—	—	—	—	—	53,583	—	53,583
Net loss	—	—	—	—	—	—	—	(104,061)	(104,061)

Balance as of July 31, 2023	250,000	$209,020	42,465,855	$1,395,878	33,538,515	$34	$373,184	$(775,552)	$(402,334)

	Non-Convertible Preferred Stock		Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 31, 2024	250,000	$233,546	42,465,855	$1,395,878	34,185,388	$34	$388,739	$(866,636)	$(477,863)

Adoption of ASU 2020-06(1)	—	—	—	—	—	—	—	—	—
Issuance of common stock, acquisition consideration	—	—	—	—	378,711	1	23,821	—	23,822
Accretion of non-convertible preferred stock	—	26,956	—	—	—	—	(26,956)	—	(26,956)
Exercise of stock options	—	—	—	—	276,778	—	3,214	—	3,214
Settlement of restricted stock units	—	—	—	—	556,265	—	—	—	—
Shares repurchased for tax withholding on settlement of restricted stock units	—	—	—	—	(217,686)	—	(13,565)	—	(13,565)
Reclassification from liabilities upon vesting of early exercised stock options	—	—	—	—	—	—	114	—	114
Stock-based compensation	—	—	—	—	—	—	45,559	—	45,559
Net loss	—	—	—	—	—	—	—	(91,691)	(91,691)

Balance as of July 31, 2024	250,000	$260,502	42,465,855	$1,395,878	35,179,456	$35	$420,926	$(958,327)	$(537,366)

(1)	See further discussion in Note 2.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ServiceTitan, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended July 31,
	2023	2024
Cash flows used in operating activities
Net loss	$(104,061)	$(91,691)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization expense	38,011	39,607
Amortization of deferred contract costs	4,432	5,393
Noncash operating lease expense	3,929	3,407
Stock-based compensation expense	52,575	43,624
Loss on impairment and disposal of assets	173	30,274
Change in valuation of contingent consideration	(900)	(135)
Deferred income taxes	863	1,121
Amortization of debt issuance costs	54	127
Provision for credit losses	779	1,840
Changes in operating assets and liabilities, net of effect of business acquisition:
Accounts receivable	(8,676)	(11,083)
Prepaid expenses and other current assets	1,343	(3,354)
Deferred contract costs	(5,863)	(5,709)
Contract assets	(5,318)	(2,449)
Other assets	(122)	343
Accounts payable and other accrued expenses	(582)	283
Accrued personnel related expenses	(15,915)	(3,386)
Operating lease liabilities	(4,052)	(3,877)
Other liabilities	(2,664)	496
Deferred revenue	12	1,261

Net cash provided by (used in) operating activities	(45,982)	6,092

Cash flows used in investing activities
Capitalized internal-use software	(9,047)	(10,200)
Purchase of property and equipment	(20,615)	(1,801)
Deposits for property and equipment	(290)	—
Repayment of loan to employee	1,529	—
Acquisition of business, net of cash acquired	—	(1,184)

Net cash used in investing activities	(28,423)	(13,185)

Cash flows used in financing activities
Payment of contingent consideration	(490)	(300)
Proceeds from exercise of stock options	6,721	3,214
Proceeds from issuance of preferred stock	34,000	—
Payment of preferred stock issuance costs	(409)	—
Payment of debt arrangements	(450)	(900)
Payment of deferred initial public offering costs	—	(843)
Shares repurchased for tax withholding for the settlement of restricted stock units	(2,486)	(13,565)

Net cash provided by (used in) financing activities	36,886	(12,394)

Net decrease in cash, cash equivalents, and restricted cash	(37,519)	(19,487)
Cash, cash equivalents, and restricted cash
Beginning of period	204,643	148,863

End of period	$167,124	$129,376

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ServiceTitan, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended July 31,
	2023	2024
Supplemental disclosures of other cash flow information:
Cash paid for interest expense	$4,156	$7,920
Cash paid for amounts included in the measurement of lease liabilities	$7,458	$6,937
Cash paid for income taxes	$1,473	$1,402
Tenant improvements received from lessor	$2,994	$1,127
Noncash investing and financing activities:
Issuance of common stock in consideration for business acquisition	$—	$23,822
Capitalized internal-use software additions included in accounts payable and other accrued expenses	$1,075	$1,429
Stock-based compensation capitalized in internal-use software	$1,008	$1,935
Property and equipment purchases included in accounts payable and other accrued expenses	$3,197	$229
Contingent consideration for acquisition included in accounts payable and other accrued expenses and other liabilities	$980	$—
Reclassification from other liabilities to additional paid-in capital upon vesting of early exercised stock options	$330	$114
Costs associated with initial public offering included in accounts payable and other accrued expenses	$2,244	$4,159
Right-of-use assets obtained in exchange for lease obligations	$417	$1,217
Accretion of non-convertible preferred stock	$21,618	$26,956
Reconciliation of cash, cash equivalents, and restricted cash within consolidated balance sheets:
Cash and cash equivalents	$164,971	$128,101
Restricted cash	$2,153	$1,275

Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$167,124	$129,376

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

1.	Description of Business

ServiceTitan, Inc. (“ServiceTitan” or the “Company”) is incorporated in the state of Delaware and its headquarters are in Glendale, California. ServiceTitan is an end-to-end technology platform built for contractors to transform the performance of their businesses. The Company’s platform provides business owners, technicians, customer service representatives and other key office staff with technology tools designed to help customers grow revenue, drive operational efficiencies, deliver a superior end-customer experience and monitor key business drivers in real time.

In December 2018, the Company opened a subsidiary in Yerevan, Armenia. In June 2022, the Company opened a subsidiary in British Columbia, Canada. These subsidiaries primarily serve as research and development centers.

Capital Resources and Liquidity

Through July 31, 2024, the Company’s available liquidity and operations have been financed primarily through the issuance of redeemable convertible preferred stock, non-convertible preferred stock, and debt financing.

The Company believes that its existing cash and cash equivalents, cash receipts from its revenue arrangements, and availability under debt arrangements will be sufficient to support working capital, operating lease payments, capital expenditure requirements, and debt servicing requirements for at least the next 12 months from the date these financial statements were available for issuance. The Company’s future capital requirements and the adequacy of available funds will depend on many factors. Further, in the future the Company may enter into arrangements to acquire or invest in businesses, products, services and technologies. The Company may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, the Company cannot be sure that any additional financing will be available on acceptable terms, if at all. If the Company is unable to raise additional capital when desired, the Company’s business, operating results and financial condition could be adversely affected.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2024 and the related notes. The January 31, 2024 condensed consolidated balance sheet was derived from the Company’s audited consolidated financial statements as of that date. The unaudited condensed consolidated financial statements include, in the opinion of management, all adjustments, consisting of normal and recurring items, necessary for the fair statement of the condensed consolidated financial statements.

There have been no significant changes in accounting policies during the six months ended July 31, 2024 from those disclosed in the annual consolidated financial statements for the year ended January 31, 2024 and

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

the related notes except the Company adopted Accounting Standard Update (“ASU”) 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) as discussed in Recent Accounting Pronouncements below.

The unaudited condensed consolidated financial statements include the operations of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

For the six months ended July 31, 2023 and 2024, the Company had no material other comprehensive income (loss) items. Accordingly, a separate statement of comprehensive loss has not been presented in these unaudited condensed consolidated financial statements.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Actual results may ultimately differ from management’s estimates. Areas which are subject to judgment and use of estimates include revenue recognition, expected period of benefit for deferred contract costs, income taxes, estimated credit losses, the expected term used for the accretion of the non-convertible preferred stock, certain accrued liabilities including non-income tax liabilities, internally developed software, useful lives and recoverability of long-lived assets, asset retirement obligations, the recoverability of goodwill, the incremental borrowing rate used to determine lease liabilities, fair value of stock-based compensation, fair value of warrants and other equity instruments, and fair value of assets acquired and liabilities assumed in a business combination.

On a periodic basis, management evaluates its estimates based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In addition, the Company routinely engages third-party valuation specialists to assist in the fair value measurement of certain assets acquired and liabilities assumed in a business combination and stock-based compensation and other equity instruments.

Concentrations of Risk

As of January 31, 2024 and July 31, 2024, receivables from a third-party processor used for payment and financing accounted for 27% and 26% of accounts receivable, respectively. Fees from a third-party processor represented approximately 14% and 14% of total revenue for the six months ended July 31, 2023 and 2024, respectively.

Recently Adopted Accounting Pronouncements

Debt—Debt with Conversion and Other Options

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06. The ASU simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. The FASB reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. In addition, the FASB amended the derivative guidance for the “own stock” scope exception and certain

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

aspects of the EPS guidance including the impact of down-round features. The Company adopted ASU 2020-06 as of February 1, 2024 and elected to apply this ASU using the modified retrospective method to all financial instruments outstanding as of February 1, 2024. The cumulative effect of initially applying ASU 2020-06 resulted in an increase to additional paid-in capital and a deemed dividend of $6.3 million representing the impact of the down-round adjustments to the conversion prices of the Series F and Series G redeemable convertible preferred stock in fiscal 2023 and 2024. As the Company does not have retained earnings to record the deemed dividend, the deemed dividend was charged against additional paid-in capital resulting in no net impact to additional paid-in capital. Comparative periods have not been restated and continue to be reported under the accounting standard in effect for those periods.

Recent Accounting Pronouncements Not Yet Adopted

Segments

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. This ASU is effective for fiscal 2025 and interim periods within fiscal 2026, with early adoption permitted, and requires retrospective application to all prior periods. The Company is currently evaluating the impact of the new guidance on the disclosure within its consolidated financial statements.

Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosure, requiring enhanced income tax disclosures. This ASU requires disclosure of specific categories and disaggregation of information in the rate reconciliation table. This ASU also requires disclosure of disaggregated information related to income taxes paid, income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and income tax expense or benefit from continuing operations disaggregated between federal, state, and foreign. The requirements of this ASU are effective for annual periods beginning with the Company’s fiscal 2026. Early adoption is permitted and the amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the new guidance on the disclosure within its consolidated financial statements.

3.	Revenue Recognition

Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents the contracted transaction price that has not yet been recognized as revenue, which includes deferred revenue and amounts under non-cancelable contracts that will be recognized as revenue in future periods. As of July 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was $342.3 million, of which the Company expects to recognize approximately 50% as revenue in the next 12 months and substantially all of the remainder by July 31, 2027.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Remaining performance obligations exclude marketing automation usage-based fees, and payment and financing solution fees for which the Company applies the “right to invoice” practical expedient.

Disaggregated Revenue and Revenue by Geography

Disaggregated revenue comprised as follows (in thousands):

	Six Months Ended July 31,
	2023	2024
Subscription	$207,775	$263,731
Usage	68,359	84,491

Platform revenue	276,134	348,222
Professional services and other	16,359	15,100

Total revenue	$292,493	$363,322

Substantially all of the Company’s revenue is concentrated in the United States. Revenue from customers outside of the United States, based on the billing address of the customer, comprised less than 5% of total revenue for the six months ended July 31, 2023 and 2024.

Deferred Revenue

The Company recognized revenue of $9.1 million and $10.3 million during the six months ended July 31, 2023 and 2024, respectively, that was included in deferred revenue balances at the beginning of the respective periods. Substantially all of $14.7 million of deferred revenue as of July 31, 2024 is expected to be fully recognized in the next 12 months.

Deferred Contract Costs

During the six months ended July 31, 2023 and 2024, the Company capitalized $5.8 million and $5.7 million of contract costs, respectively. Amortization expense for the deferred contract costs included in sales and marketing expense in the unaudited condensed consolidated statements of operations was $4.4 million and $5.4 million for the six months ended July 31, 2023 and July 31, 2024, respectively.

4.	Fair Value Measurements

Fair Value Measurements

Financial assets and liabilities measured and recorded at fair value on a recurring basis consisted of the following (in thousands):

	As of January 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$128,336	$—	$—	$128,336

Total in cash and cash equivalents	$128,336	$—	$—	$128,336

Liabilities:

Contingent consideration	$—	$—	$435	$435

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

	As of July 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$112,162	$—	$—	$112,162

Total in cash and cash equivalents	$112,162	$—	$—	$112,162

The money market funds are considered Level 1 as fair value is based on market prices for identical assets.

As of January 31, 2024 and July 31, 2024, the carrying value of the Company’s financial instruments included in current assets and current liabilities (including restricted cash, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such items.

As of July 31, 2024, the approximate fair value of the Company’s outstanding debt was $167.9 million. The fair value of debt was estimated using Level 2 inputs, based on interest rates available for debt with terms and maturities similar to the Company’s debt.

There were no changes to the Company’s valuation techniques used to measure the fair value of assets and liabilities on a recurring basis during the six months ended July 31, 2024. There were no transfers of assets from Level 2 to Level 3 during the six months ended July 31, 2023 and 2024.

Contingent consideration related to the acquisitions of Aspire LLC (“Aspire”) and the GIS Dynamics LLC (“GIS”) are subject to measurement at fair value on a recurring basis using Level 3 measurements. The following represents the activity for the contingent liability:

	Six Months Ended July 31,
	2023	2024
Balance at beginning of period	$2,370	$435
Change in fair value of contingent consideration	(900)	(135)
Payment of contingent consideration	(490)	(300)

Balance at end of period	$980	$—

Certain assets, including goodwill, intangible assets and other long-lived assets are also subject to measurement at fair value on a nonrecurring basis using Level 3 measurements, but only when they are deemed to be impaired as a result of an impairment review. For the six months ended July 31, 2023, no impairments were identified on those assets required to be measured at fair value on a nonrecurring basis. For the six months ended July 31, 2024, impairments were recorded for certain right-of-use assets and property and equipment. See Note 5.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

5.	Balance Sheet Components

Prepaid Expenses

Prepaid expenses consisted of the following (in thousands):

	As of
	January 31, 2024	July 31, 2024
Prepaid software and subscriptions	$13,883	$10,958
Prepaid insurance	2,941	2,395
Prepaid user conference costs	—	7,561
Other	5,828	5,609

Total prepaid expenses	$22,652	$26,523

Internal-use Software

Internal-use software development costs were as follows (in thousands):

	As of
	January 31, 2024	July 31, 2024
Internal-use software development costs, gross	$57,841	$70,022
Less: Accumulated amortization	(28,541)	(35,346)

Internal-use software development costs, net	$29,300	$34,676

Capitalized software development costs were $9.5 million and $12.2 million for the six months ended July 31, 2023 and 2024, respectively. Amortization expense with respect to capitalized software development costs was $5.6 million and $6.8 million for the six months ended July 31, 2023 and 2024, respectively. Amortization has not started on $5.8 million and $8.5 million of capitalized internal-use software development costs that are not yet ready for their intended use as of January 31, 2024 and July 31, 2024, respectively.

As of July 31, 2024, expected future amortization expense related to capitalized internal-use software development costs is as follows (in thousands):

Fiscal
2025 (remainder)	$10,411
2026	14,628
2027	8,703
2028	934

Total	$34,676

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Property and Equipment, net

Property and equipment consisted of the following (in thousands, except years):

	As of		Estimated Useful Lives in Years
	January 31, 2024	July 31, 2024
Computer equipment	$11,334	$12,521	3
Office equipment	8,353	7,342	3
Furniture and fixtures	18,108	15,276	5
Leasehold improvements	85,536	69,693	3 to	7

Property and equipment, gross	123,331	104,832
Less: Accumulated depreciation	(26,161)	(35,548)

Total property and equipment, net	$97,170	$69,284

Depreciation expense was $8.5 million and $9.8 million for the for the six months ended July 31, 2023 and 2024, respectively.

In the six months ended July 31, 2024, the Company ceased use of certain office space and determined to sublease such space for the remainder of the lease term, which resulted in the Company reassessing its asset groupings. The Company determined the office space asset groups, comprising primarily of a ROU asset, the related leasehold improvements and other property and equipment, were impaired and recorded an aggregate impairment loss of $30.2 million to reduce the carrying value of the asset groups to their estimated fair value. The impairment resulted in a reduction of the ROU assets by $10.2 million and leasehold improvements, furniture and fixtures and office equipment by $20.0 million and was recorded in the unaudited condensed consolidated statement of operations as follows:

Six Months Ended July 31, 2024
Platform cost of revenue	$4,201
Professional services and other cost of revenue	1,993
Sales and marketing	5,433
Research and development	5,243
General and administrative	13,298

Total impairment	$30,168

The estimated fair value of the asset groups was determined by using a discounted cash flow method which is a non-recurring fair value measurement based on Level 3 inputs. Key inputs used in this estimate included projected sublease income and a discount rate which incorporated the risk of achievement associated with the forecast. Other than the aforementioned impairment losses, the Company has not recognized any other material impairment losses of long-lived assets in the six months ended July 31, 2023 and 2024.

Substantially all of the Company’s property and equipment, net are concentrated in the U.S. as of January 31, 2024 and July 31, 2024.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses consisted of the following (in thousands):

	As of
	January 31, 2024	July 31, 2024
Trade payables	$5,817	$7,450
Non-income tax liabilities	18,513	16,913
Deferred offering costs	3,157	2,638
Cloud hosting costs	6,033	6,682
Accrued interest payable	1,348	1,384
Income taxes payable	1,183	179
Other	9,242	13,100

Total accounts payable and other accrued expenses	$45,293	$48,346

Accrued Personnel Related Expenses

Accrued personnel related expenses consisted of the following (in thousands):

	As of
	January 31, 2024	July 31, 2024
Payroll expenses	$18,011	$22,165
Accrued bonus	33,003	25,277
Commissions	4,307	4,790

Total accrued personnel related expenses	$55,321	$52,232

6.	Business Combination

Convex Labs Inc.

In April 2024, the Company acquired 100% of the outstanding equity of Convex Labs Inc. (“Convex”). The acquisition of Convex provides the Company a sales and marketing platform built specifically for trades businesses focused on serving commercial buildings that provides a comprehensive view of commercial properties. The purchase price of $26.1 million consisted of 378,711 shares of the Company’s common stock, valued at $23.8 million in addition to $2.3 million in cash. Of the 378,711 shares, the Company held back 41,959 shares of common stock, valued at $2.6 million at the acquisition date, to cover post-closing purchase price adjustments and potential indemnities.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following table summarizes the purchase price allocation, as well as the estimated useful lives of the acquired intangible assets (in thousands, except years):

		Estimated Useful Lives in Years
Cash and cash equivalents	$1,113
Current assets	4,045
Other assets	52
Identifiable intangible assets
Trade name	130	1.5
Customer relationship	4,800	9
Developed technology	4,600	5

Total intangible assets subject to amortization	9,530

Accrued and other liabilities	(1,275)
Deferred revenue	(2,311)

Total identifiable net assets	11,154
Goodwill	14,964

Total purchase consideration	$26,118

The purchase price allocation is preliminary and is subject to finalizing the closing net working capital adjustments. Goodwill, which primarily relates to expected synergies and assembled workforce, is not deductible for U.S. federal income tax purposes.

The fair values of the developed technology and trade name were determined using the relief-from-royalty method, and the fair value of customer relationships was determined using the multiple-period excess earnings method.

Pro forma financial information for the six months ended July 31, 2023 and 2024, and revenue and losses for the period post acquisition have not been presented because the such amounts are not material to the unaudited condensed consolidated financial statements.

The Company incurred transaction costs of $2.3 million related to the acquisition of Convex during the six months ended July 31, 2024.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

7.	Intangible Assets and Goodwill

Intangible Assets

The net book values of intangible assets were as follows (in thousands, except years):

	As of January 31, 2024
	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (years)
Customer relationships	$200,433	$(52,584)	$147,849	8.5
Developed technology	154,401	(53,521)	100,880	4.7
Intellectual property	2,388	(2,388)	—	0.0
Tradenames	6,553	(3,935)	2,618	1.9

Total	$363,775	$(112,428)	$251,347

	As of July 31, 2024
	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (years)
Customer relationships	$205,233	$(62,850)	$142,383	8.1
Developed technology	159,001	(65,475)	93,526	4.3
Intellectual property	2,388	(2,388)	—	0.0
Tradenames	6,683	(4,725)	1,958	1.4

Total	$373,305	$(135,438)	$237,867

Amortization expense for intangible assets was as follows for the six months ended July 31, 2023 and 2024 (in thousands):

	Six Months Ended July 31,
	2023	2024
Platform cost of revenue	$11,004	$10,836
Professional services and other cost of revenue	968	1,118
Sales and marketing	11,486	11,056

Total	$23,458	$23,010

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As of July 31, 2024, estimated future amortization expense related to the intangible assets is as follows (in thousands):

Fiscal
2025 (remainder)	$22,915
2026	44,771
2027	37,690
2028	36,422
2029	33,921
2030	17,425
Thereafter	44,723

Total	$237,867

Goodwill

The changes to goodwill were as follows (in thousands):

Balance as of January 31, 2024	$830,872
Additions relating to the acquisition of Convex	14,964

Balance as of July 31, 2024	$845,836

There was no impairment of goodwill during the six months ended July 31, 2023 and 2024.

8.	Debt Arrangements

The Company was in compliance with all covenants as of July 31, 2024.

Long-term debt comprised the following (in thousands):

	As of
	January 31, 2024	July 31, 2024
Balance under the Loan Facility	$178,650	$177,750
Less unamortized debt issuance costs related to the Loan Facility	(2,272)	(2,145)
Less short-term portion	(1,800)	(1,800)

Long-term balance under the Loan Facility	$174,578	$173,805

The Company had unsecured letters of credit issued in the face amount of $2.2 million and $1.3 million outstanding as of January 31, 2024 and July 31, 2024.

9.	Commitments and Contingencies

Noncancelable Commitments

As of July 31, 2024, the Company has long-term noncancelable agreements related to its cloud hosting arrangements, marketing events and management consulting projects. The estimated payments by future

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

period, which for certain cloud computing arrangements are based on estimated usage, are as follows (in thousands):

Fiscal
2025 (remainder)	$18,301
2026	41,848
2027	49,558
2028	18,704
2029	1,126

Total	$129,537

Litigation

During the ordinary course of business, the Company may become subject to legal proceedings, claims and litigation. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability.

As of July 31, 2024, the Company is not subject to any currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements, products or services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company is not subject to any material indemnification claims that are probable or reasonably possible, and has not made any cash payments under its indemnification agreements that had a material effect on the financial position, results of operations or cash flows of the Company.

10.	Equity Incentive Plans

The Company has granted stock-based awards under a 2015 Stock Plan. As of July 31, 2024, there were 21,947,223 shares of common stock authorized and reserved for issuance under the 2015 Stock Plan.

As of July 31, 2024, there were 1,550,798 shares of common stock available for future issuance under the 2015 Stock Plan. The Company’s policy is to issue new shares upon exercise of stock options.

Fiscal 2024 Tender Offer

Concurrent with entering into the Series H-1 redeemable convertible preferred stock purchase agreement in July 2023, the Company facilitated a tender offer whereby the Series H-1 redeemable convertible preferred

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

stock investors purchased shares of the Company’s common stock from current and former employees and consultants, and certain existing investors. The tender offer was completed in July 2023. As a result, Series H-1 redeemable convertible preferred stock investors purchased an aggregate of 1,942,709 shares of the Company’s common stock at a purchase price of $70.00 per share for proceeds to the selling stockholders of $136.0 million. The purchase price in this tender offer transaction was in excess of the estimated fair value of the common stock of $62.28 per share at the time of the transaction. As a result, during fiscal 2024, the Company recorded the excess of the purchase price over the fair value as stock-based compensation expense of $14.0 million which is included in the table below for shares purchased from current and former employees and consultants.

Fiscal 2025 Tender Offer

The Company offered to employees who held stock options with exercise prices of $63.55 and above an opportunity to exchange such options for RSUs at a ratio of one RSU for every two stock options. The tender offer expired on May 15, 2024. As a result of this offer, 207,784 stock options with service-only vesting conditions were cancelled and exchanged for 103,888 RSUs. The replacement RSUs vest upon the satisfaction of both a two year service condition and a performance condition that is satisfied upon a liquidity event, including an IPO or sale of the Company. The exchange was accounted for as a modification, and resulted in an incremental stock-based compensation charge of $2.2 million that will be recognized upon satisfaction of the performance condition. In addition, as part of the tender offer, 36,000 stock options with revenue performance vesting conditions and an exercise price of $63.55 were exchanged for 18,000 RSUs and retained the same revenue performance condition, resulting in an incremental stock-based compensation charge of $0.2 million at the time of the close of the tender offer and $0.2 million to be recognized ratably over the remaining requisite service period ending January 31, 2026.

Stock Option Modification

In May 2024, 48,768 stock options with exercise prices at $63.55 and above that had been granted to certain foreign employees were modified to reduce the exercise price to $40.70. This resulted in an incremental stock-based compensation expense of $0.4 million recorded as of the modification date and another $0.2 million to be recorded over the remaining requisite service period of the options.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Stock-based Compensation

The stock-based compensation expense by line item in the unaudited condensed consolidated statements of operations is summarized as follows (in thousands):

	Six Months Ended July 31,
	2023			2024
	Option, RSU, and RSA Expense	Tender Offer	Total	Total
Platform cost of revenue	$2,142	$663	$2,805	$2,382
Professional services and other cost of revenue	1,867	371	2,238	1,901
Sales and marketing	7,391	2,330	9,721	7,413
Research and development	12,712	4,373	17,085	16,999
General and administrative	14,471	6,255	20,726	14,929

Total stock-based compensation expense	$38,583	$13,992	$52,575	$43,624

Stock Options with Service-Only Conditions

Stock options granted to purchase shares of the Company’s common stock under the 2015 Stock Plan vest at varying rates, but generally over four years with 25% vesting upon completion of one year of service and the remainder vesting monthly thereafter. Activity for stock options that contain service only vesting conditions was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding as of January 31, 2024	6,804,979	$16.70	6.21
Granted	—	$—
Exercised	(276,778)	$11.62
Exchanged through tender offer	(207,784)	$63.55
Cancelled/Forfeited	(113,114)	$44.49

Outstanding as of July 31, 2024	6,207,303	$14.62	5.81

Exercisable as of July 31, 2024	5,680,201	$14.05	5.74

Total unrecognized compensation cost related to stock options with service only vesting conditions as of July 31, 2024 was $21.8 million, which is expected to be recognized over a remaining weighted average period of approximately 0.6 years.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Stock Options with Performance and Market Conditions

Stock option activity for performance and market awards consisted of the following:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding as of January 31, 2024	1,176,924	$14.90	6.96
Granted	—	$—
Exercised	—	$—
Exchanged through tender offer	(36,000)	$63.55
Cancelled/Forfeited	—	$—

Outstanding as of July 31, 2024	1,140,924	$13.36	6.45

As of July 31, 2024, the Company had 320,885 stock options outstanding, held by certain employees, to purchase shares of common stock that vest upon the achievement of a performance condition of either (i) a revenue target provided that the target is met before the end of fiscal 2026 or (ii) at the discretion of the Audit Committee, a trailing 12 month revenue target commensurate with a specified annual recurring revenue threshold, and the employees providing continuous service to the Company through the date the performance condition is met. The grant date fair value related to these stock options was $16.2 million. For the six months ended July 31, 2023, the Company did not recognize any stock-based compensation expense as the achievement of the revenue target was not deemed probable. At the end of fiscal 2024, the Company concluded it was probable that it would attain the revenue target by the end of fiscal 2026 and recorded a cumulative catch-up adjustment during the fourth quarter of fiscal 2024. For the six months ended July 31, 2024, the Company recognized expense associated with these stock options of $2.1 million. The remaining unrecognized stock-based compensation cost of $5.0 million will be recognized ratably through January 31, 2026, assuming achievement of the performance condition remains probable of achievement.

As of July 31, 2024, the Company also had 340,676 stock options outstanding, held by certain employees, to purchase shares of common stock that vest upon the satisfaction of a service and performance condition. The performance condition is satisfied upon a liquidity event, including an IPO or a sale of the Company and the awards expire ten years from issuance and the service condition is satisfied over a four-year period. Unrecognized stock-based compensation cost for these stock options was $1.4 million as of July 31, 2024.

In addition, as of July 31, 2024, the Company had stock options outstanding, held by certain employees, to purchase 340,676 shares of common stock that vest upon the satisfaction of service, performance and market conditions. The performance condition is satisfied upon a liquidity event including an IPO or sale of the Company, and the awards expire ten years from issuance. The market condition is satisfied upon the achievement of a specified average stock price over a six-month period after the Company becomes a public company, or the sale of the Company above such specified stock price. The employees are required to remain employed through the date of achieving the performance and market conditions and in the event of an IPO, the completion of two trading windows during which certain stockholders at the time of the grant can freely transact in the Company’s equity securities on the public market. The grant date fair value of these options was $1.5 million estimated using a Monte Carlo simulation model, which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved irrespective of whether the stock price threshold is met.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As of July 31, 2024, the Company also had stock options outstanding, held by certain employees, to purchase 128,687 shares of common stock that vest upon the satisfaction of both a service and performance condition. The performance condition is satisfied upon a liquidity event including an IPO or sale of the Company. The service condition is satisfied one year from the date the performance condition is satisfied and the awards expire ten years from issuance. The grant date fair value of these stock options was $6.5 million which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved.

Further, as of July 31, 2024, the Company had stock options outstanding, held by a consultant, to purchase 10,000 shares of common stock that vest upon the satisfaction of a performance condition. The performance condition is satisfied upon a liquidity event including an IPO or sale of the Company provided the consultant continues to provide service to the Company through the date of the liquidity event. The award expires ten years from issuance. The grant date fair value of these options was $0.5 million which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved.

For the six months ended July 31, 2023 and 2024, the Company did not recognize any stock-based compensation expense associated with stock options containing a liquidity event related performance condition as the achievement of such condition was not deemed probable.

RSUs and RSAs with Service-Only Conditions

RSAs and RSUs subject to service-only vesting condition requirements consisted of the following:

	RSAs	RSUs	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 31, 2024	88,477	2,767,978	$66.85
Granted	—	1,972,134	$62.90
Vested	(48,605)	(556,265)	$63.63
Forfeited	—	(203,585)	$66.68

Unvested as of July 31, 2024	39,872	3,980,262	$65.40

RSUs granted under the 2015 Stock Plan vest at varying rates, but generally over four years with 25% vesting upon completion of one year of service and the remainder vesting quarterly thereafter. The total fair value of RSUs and RSAs vested during the six months ended July 31, 2024 was $38.0 million. Total unrecognized compensation cost related to RSUs and RSAs as of July 31, 2024 was $239.5 million which is expected to be recognized over a remaining weighted average period of approximately 1.7 years.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

RSUs with Performance Conditions

RSU activity for performance and market awards consisted of the following:

	RSUs	Weighted Average Grant Date Fair Value Per Share
Unvested as of January 31, 2024	578,651	$62.87
Granted	819,457	$62.90
Exchanged through tender offer	121,888	$62.90
Vested	—	$—
Forfeited	(250)	$62.90

Unvested as of July 31, 2024	1,519,746	$62.89

As of July 31, 2024, the Company had 25,220 RSUs outstanding and held by certain employees that vest upon the achievement of a performance condition of either (i) a revenue target provided that target is met before the end of fiscal 2026 or (ii) at the discretion of the Audit Committee, a trailing 12 month revenue target commensurate with a specified annual recurring revenue threshold, and the employees providing continuous service to the Company through the date the performance condition is met. The grant date fair value of these RSUs was $1.9 million which will be recognized as stock-based compensation expense commencing once it is probable that the performance condition will be achieved. For the six months ended July 31, 2023, the Company did not recognize any stock-based compensation expense associated with these RSUs as the achievement of the revenue target performance condition was not probable. At the end of fiscal 2024, the Company concluded it was deemed probable that the Company would attain the revenue target by the end of fiscal 2026 and recorded a cumulative catch-up adjustment during the fourth quarter of fiscal 2024. During the six months ended July 31, 2024, the Company recognized expense of $0.3 million related to these awards. The remaining unrecognized stock-based compensation cost of $0.7 million will be recognized ratably through January 31, 2026, assuming the performance condition remains probable of achievement. In addition, during the six months ended July 31, 2024, an additional 36,000 options with revenue performance conditions and an exercise price of $63.55 were exchanged for 18,000 RSUs. See “Fiscal 2025 Tender Offer” above.

As of July 31, 2024, the Company had 1,278,291 RSUs outstanding and held by certain employees that vest upon the satisfaction of a performance and service condition, where the performance condition is satisfied upon a liquidity event including an IPO or sale of the Company and the service condition is satisfied over a period of four years. In addition, the Company had 76,859 RSUs that vest upon the satisfaction of a performance and service condition, where the performance condition is satisfied upon an IPO and the service condition is satisfied provided the recipient continues to provide service to the Company for one year subsequent to the IPO. These RSUs have a grant date fair value of $84.9 million, which will be recognized as stock-based compensation expense once it is probable that the performance condition will be achieved for the portion of the awards that have met the service condition and over the remaining service period for the portion of the awards that require future service using a graded vesting model. For the six months ended July 31, 2023 and 2024, the Company did not recognize any stock-based compensation expense for these RSUs as the achievement of the liquidity event performance condition was not deemed probable.

As of July 31, 2024, the Company had 103,638 RSUs outstanding and held by certain employees that vest upon the satisfaction of both a two-year service condition and a performance condition that is satisfied upon a liquidity event, including an IPO or sale of the Company.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As of July 31, 2024, the Company had 17,738 RSUs outstanding and held by certain employees that vest upon the achievement of certain performance conditions based on achievement of incremental new customer activity. As of July 31, 2024, no expense has been recorded related to these RSUs as the achievement of the performance condition is not probable.

11.	Income Taxes

The Company calculates income tax expense (benefit) in interim periods by applying an estimated annual effective tax rate to income (loss) before income taxes and by calculating the tax effect of discrete items recognized during the period.

For the six months ended July 31, 2023, the Company’s income tax expense of $1.9 million resulted primarily from $0.9 million of deferred tax expense from the amortization of indefinite-lived tax amortizable goodwill from certain prior acquisitions and $1.0 million tax expense relating to certain state taxes.

For the six months ended July 31, 2024, the Company’s income tax expense of $0.9 million resulted primarily from $1.1 million of deferred tax expense from the amortization of indefinite-lived tax amortizable goodwill from certain prior acquisitions and $0.4 million tax expense relating to certain state and foreign withholding taxes, partially offset by $0.6 million tax benefit relating to the Company’s foreign subsidiaries.

12.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Six Months Ended July 31,
	2023	2024
Net loss	$(104,061)	$(91,691)
Accretion of non-convertible preferred stock	(21,618)	(26,956)

Net loss attributable to common stockholders	$(125,679)	$(118,647)

Weighted-average shares outstanding used in computing net loss per share, basic and diluted	32,765,776	34,485,622

Net loss per share, basic and diluted	$(3.84)	$(3.44)

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders as of July 31, 2023 and 2024 because including them would have been anti-dilutive:

	As of July 31,
	2023	2024
Redeemable convertible preferred stock	42,465,855	42,465,855
Stock options with service only conditions	7,139,597	6,207,303
Unvested restricted stock units with service only conditions	3,721,504	3,980,262
Stock options with performance or market conditions	1,517,600	1,140,924
Unvested early exercise of options	55,938	40,088
Unvested restricted stock awards with service only conditions	141,834	39,872
Acquisition indemnity shares withheld	74,646	41,959
Unvested restricted stock units with performance conditions	84,342	1,519,746

13.	Restructuring

In February 2023, the Company committed to a plan to align its investments more closely with its strategic priorities by reducing the Company’s workforce by 221 employees. The Company incurred total pre-tax charges of approximately $7.6 million of employee-related costs paid in the six months ended July 31, 2023, including severance and other termination benefits.

In March 2024, the Company committed to an additional plan to align its investments more closely with its strategic priorities by further reducing the Company’s workforce by 42 employees. The Company incurred total pre-tax charges of approximately $2.5 million of employee-related costs paid in the six months ended July 31, 2024, including severance and other termination benefits.

The restructuring charge by line item in the unaudited condensed consolidated statements of operations is summarized as follows (in thousands):

	Six Months Ended July 31,
	2023	2024
Platform cost of revenue	$1,160	$386
Professional services cost of revenue	1,969	129
Sales and marketing	1,647	292
Research and development	1,418	991
General and administrative	1,449	698

Total restructuring costs	$7,643	$2,496

14.	Subsequent Events

The Company evaluated subsequent events through September 9, 2024, the date these unaudited condensed consolidated financial statements were available to be issued.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Between July 31, 2024 and September 9, 2024, the Company granted 245,653 RSUs vesting over four years and subject to service-only conditions. These RSUs have a grant date fair value of $14.6 million.

Events Subsequent to the Original Issuance of the Unaudited Condensed Consolidated Financial Statements

In connection with the reissuance of these unaudited condensed consolidated financial statements, the Company evaluated subsequent events through November 18, 2024, the date these condensed consolidated financial statements were available to be reissued.

In September 2024, the Company ceased use of and determined to sublease for the remainder of the lease term additional office space at its corporate headquarters. The Company determined that the asset grouping, comprising primarily of a ROU asset, the related leasehold improvements and property and equipment, was impaired and recorded an impairment loss of $8.3 million to reduce the carrying value of the asset group to its estimated fair value.

In September 2024, the Company entered into an amendment to the Loan Facility with Wells Fargo Bank, N.A., as administrative agent and collateral agent, and certain lenders, that converted its existing term loan balance of $177.3 million and a revolver facility of $70.0 million to a term loan of $107.3 million and a revolver facility of $140.0 million, effective October 1, 2024 (as amended, the “October 2024 Loan Facility”). The initial outstanding balance under the amended revolver facility was $70.0 million. The October 2024 Loan Facility maintained the standard and customary covenants for agreements, including various reporting, affirmative and negative covenants. Among other things, these covenants set forth minimum revenue thresholds and maintenance of minimum liquidity and certain limits to the Company’s and its subsidiaries’ ability to create or incur liens on assets, make acquisitions of or investments in businesses, engage in any material line of business substantially different from the Company’s current lines of business, incur additional indebtedness or contingent obligations, sell or dispose of assets, pay dividends and make loans or advances to employees.

The October 2024 Loan Facility matures in January 2028 and bears interest at a floating rate at the Company’s option of either (i) a term Secured Overnight Financing Rate, or SOFR, based rate for a specified interest period plus an applicable margin, which is initially 2.5% per annum and ranges from 2.25% to 3.00% per annum based on a ratio of outstanding debt to annual recurring revenue, or (ii) a base rate plus an applicable margin, which is initially 1.5% per annum and ranges from 1.25% to 2.0% per annum based on the ratio of total outstanding debt to annual recurring revenue. On the first day of each calendar quarter, the Company has been required to repay an aggregate principal amount equal to 0.25% of the aggregate original principal amount of the term loan, which repayment amount will become fixed at approximately $0.3 million beginning January 1, 2025. The revolver facility will incur a 0.25% annual fee for undrawn amounts.

Between September 10, 2024 and November 18, 2024, the Company granted 368,243 RSUs vesting over four years and subject to service-only conditions. These RSUs have a grant date fair value of $21.8 million.

Additionally, in October 2024, the Company granted each of Ara Mahdessian and Vahe Kuzoyan (the “Co-Founders”) an award of 3,241,544 performance-based RSUs. Each performance-based RSU represents the right to be issued a share of common stock following vesting. The performance-based RSUs vest on or after 180 days following the completion of an IPO based on achieving volume weighted-average closing trading prices of the Company’s common stock over a six-month or 90-day period, as applicable, ranging from $140.00 per share to $440.00 per share (the “stock price hurdle”), subject to the Co-Founders being employed as Chief Executive Officer, co-Chief Executive Officer or President as of the vesting date.

ServiceTitan, Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

In the event a Co-Founder no longer serves as any of the Company’s Chief Executive Officer, co-Chief Executive Officer or President as a result of his death, permanent disability, certain terminations of employment or a transition to a new role mutually agreed upon with the Company’s board of directors, such Co-Founder’s performance-based RSUs will remain eligible to vest upon achievement of the stock price hurdle during the succeeding six-month period.

Any RSUs for which the applicable stock price hurdle has not been achieved on or before October 21, 2034 will automatically be forfeited. The Company’s preliminary estimate of the grant date fair value of these RSUs of approximately $264 million was estimated using a Monte Carlo simulation model that incorporates the likelihood of achieving the stock price hurdles. In addition, as a condition of the issuance of the performance-based RSU grants, each Co-Founder forfeited an option to purchase 170,338 shares of the Company’s common stock that was scheduled to vest upon the satisfaction of service, performance and market conditions as disclosed in Note 10. The Company will commence recognition of stock-based compensation expense upon the completion of an IPO over the estimated weighted-average derived service period of approximately 5 years with a cumulative catchup adjustment for the portion of the service period satisfied through date of the completion of an IPO.

Also, in October 2024, the number of shares authorized for issuance under the 2015 Stock Plan was increased by 6,142,412.